FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Annual General Shareholders’ Meeting of Telefónica	1

• Official Calling and Agenda	1

• Full text of the proposals to be submitted for approval

• Mandatory report of the Board of Directors on Point IV of the Agenda	1

• Disclosures required under article 116 bis of the Spanish Securities Market Law	1

• Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2009

• Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2009

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary
and Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A.., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Further to the notice sent on April 28th, 2010, and because of the official calling of the Annual General Shareholders’ Meeting of the Company to be held on June 2nd and 3rd, 2010 (on first and second call respectively), the following documents are hereby enclosed to this report:
•	Full text of the official calling

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

•	Disclosures required under article 116 bis of the Spanish Securities Market Law.
The aforesaid proposals, together with the additional information, are available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on-line via TELEFÓNICA, S.A ´s website: www.telefonica.com.
Madrid, April 29th, 2010

Telefónica, S.A.
TELEFÓNICA, S.A.
Annual General Shareholders’ Meeting
By decision of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Annual General Shareholders’ Meeting, to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, s/n, on June 2, 2010 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on June 3, 2010 on second call, at the same place and time, in order to deliberate and decide upon the matters included in the following
AGENDA
I.
Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the Management of its Board of Directors, all with respect to Fiscal Year 2009.

II.	Compensation of shareholders: Distribution of a dividend to be charged to Unrestricted Reserves.
III.	Authorization for the acquisition of the Company’s own shares, directly or through companies of the Group.
IV.
Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by the companies of the Group.

V.	Re-election of the Auditor for Fiscal Year 2010.
VI.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.
In addition, and following the presentation of the matters included on the Agenda, a Report explaining the matters included in the Management Reports prepared as required by Section 116.bis of the Securities Market Law [Ley del Mercado de Valores] will be submitted to the shareholders at the Meeting.

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Telefónica, S.A.
SUPPLEMENT TO THE CALL TO GENERAL SHAREHOLDERS’ MEETING
Pursuant to the provisions of Section 97.3 of the Spanish Companies Law [Ley de Sociedades Anónimas], shareholders representing at least five percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary & Secretary of the Board of Directors) within five days of the publication of this call to Meeting.
RIGHT TO RECEIVE INFORMATION
In connection with Items I and IV on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:
•
Individual Annual Accounts, Consolidated Financial Statements (Consolidated Annual Accounts) and Management Reports of Telefónica, S.A. and of its Consolidated Group of Companies, the corresponding audit reports, and the proposed allocation of profits/losses.

•	Proposed delegation of powers to the Board of Directors to issue securities as set forth in Item IV on the Agenda, together with the mandatory Directors’ Report.
In addition, the following documents are made available to the shareholders:
•	The text of the proposed resolutions relating to all other items on the Agenda.

•	The explanatory report required under Section 116.bis of the Securities Market Law.

•	The Report on Directors’ Compensation Policy.

•	The Annual Corporate Governance Report for Fiscal Year 2009.
All of the documents set forth above will be available electronically on the Company’s website (www.telefonica.com).
Pursuant to Section 112.1 of the Spanish Companies Law, the shareholders may, until the seventh day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s website for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Oficina del Accionista [Office of the Shareholder]), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] since June 23, 2009, i.e., the date on which the last General Shareholders’ Meeting was held.

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Telefónica, S.A.
RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY
The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR) or by any other means allowed under applicable Law.
Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the manner of voting, provided that, where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the agenda, and shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy, in relation to any other matter that are not included in the agenda and are thus unknown on the date that the proxy is granted, but which may be submitted to a vote at the Meeting.
If the proxy-granting form does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that, in accordance with the foregoing, the representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are put to the vote at the General Shareholders’ Meeting, the proxy will be deemed granted to the Secretary of the General Shareholders’ Meeting in his capacity as a shareholder having the right to attend.

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Telefónica, S.A.
Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 114 of the Spanish Companies Law in connection with Sections 101 and 103 of the Regulations of the Commercial Registry.
PROTECTION OF PERSONAL INFORMATION
The personal information sent by the shareholders to the Company to exercise their rights to attend and vote at the General Shareholders’ Meeting or to grant proxies, or the personal information provided for such purpose by the entities which are the depositaries of the shares held by such shareholders through the entity legally authorized to maintain book-entry registries, Iberclear, shall be dealt with by Telefónica, S.A. to manage the development, compliance with and control of the existing shareholding relationship. Furthermore, pursuant to Personal Data Protection Act [Ley Orgánica 15/1999, de 13 de diciembre, de Protección de Datos de Carácter Personal],the information received will be kept in a database for which Telefónica, S.A. is responsible, the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries. Shareholders have 30 days from the date of the General Shareholders’ Meeting to object to such treatment (which they may do by calling toll free 900 111 004); upon expiration of such period they will be deemed to have given their consent for such purpose. The rights of access, correction, cancellation and challenge may be exercised by letter accompanied by copy of the Identity Document (DNI) addressed to the Office of the Shareholder of Telefónica, S.A., Distrito C, Ronda de la Comunicación s/n, Edificio Oeste 2, planta baja, 28050 Madrid.
ACCESSES TO THE RECINTO FERIAL DE LA CASA DE CAMPO — PABELLÓN DE
CRISTAL
Entrance on Paseo de Extremadura (Puerta del Ángel or Main Gate)
Underground stations: “Alto de Extremadura”o “Puerta del Ángel”, line 6 and “Lago”, line 10

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Telefónica, S.A.
FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.
Madrid, 28th April, 2010
General Secretary and Secretary of the Board

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Telefónica, S.A.
GENERAL SHAREHOLDERS’ MEETING
OF “TELEFÓNICA, S.A.” — 2010 —
PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE
GENERAL SHAREHOLDERS’ MEETING
June 2/3, 2010

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the Management of its Board of Directors, all with respect to Fiscal Year 2009.
A)
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for Fiscal Year 2009 (ended on December 31, 2009), as finalized by the Company’s Board of Directors at its meeting of February 24, 2010, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such Fiscal Year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2009 discloses assets, liabilities and shareholders’ equity in the amount of 85,138 million euros each, and the Income Statement as of the end of the Fiscal Year shows a profit of 6,252 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2009 reflects assets, liabilities and shareholders’ equity in the amount of 108,141 million euros each, and the Income Statement as of the end of the Fiscal Year reports a profit of 7,776 million euros.

B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for Fiscal Year 2009:
To allocate the profits posted by Telefónica, S.A. in Fiscal Year 2009, in the amount of 6,252,932,293 euros, as follows:
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Telefónica, S.A.
•	2,277,225,576 euros to payment of an interim dividend (fixed gross amount of 0.5 euro per share entitled to receive it). Such dividend was paid in full on May 12, 2009.

•	1,690,464 euros to funding a restricted reserve for Goodwill.

•	The balance of profits (3,974,016,253 euros) to a Discretionary Reserve.
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Telefónica, S.A.
Proposal regarding Item II on the Agenda: Compensation of shareholders: Distribution of a dividend to be charged to Unrestricted Reserves.
To approve a distribution of Unrestricted Reserves by means of payment to each of the existing and outstanding shares of the Company that are entitled to participate in such distribution on the payment date, of the fixed gross amount of 0.65 euro per share, to be charged to the aforementioned Unrestricted Reserves.
Payment will be made on November 8, 2010, through the Entities participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR).
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Telefónica, S.A.
Proposal regarding Item III on the Agenda: Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.
A)
To authorize, pursuant to the provisions of Section 75 et seq., of the Spanish Companies Law [Ley de Sociedades Anónimas], the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries of which it is the controlling company- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
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Telefónica, S.A.
B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)
To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 23, 2009.

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Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, granting the Board, in the last case, the power to exclude the pre-emptive rights of shareholders, as well as the power to issue preferred shares and the power to guarantee issuances by companies of the Group.
To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 144, 153 and 293 of the Companies Act (Ley de Sociedades Anónimas) and Section 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), the power to issue fixed-income securities and preferred shares, subject to the following terms and conditions:
1.	The aforementioned securities may be issued on one or more occasions within a maximum term of five years as from the date of approval of this resolution.
2.
The securities issued may be debentures, bonds, notes and other fixed-income securities, both simple and, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company. They may also be preferred shares.

3.
The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25 billion euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit.

4.
The delegation shall include the power to establish the different aspects and terms and conditions of each issuance (nominal value, issue price, reimbursement price, domestic or foreign currency of the issuance, interest rate, amortization, anti-dilution mechanisms, subordination provisions, guarantees supporting the issuance, place of issuance, admission to listing, applicable law, etc.).

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Telefónica, S.A.
5.
In the case of issuance of debentures or bonds that are convertible and/or exchangeable and for purposes of determining the terms and conditions of conversion and/or exchange, it is resolved to establish the following standards:

a)
The conversion and/or exchange rate shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange rate determined in the Board of Directors’ resolution, or at such exchange rate as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any event, the price of the shares may not be less than the greater of (i) the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which shall not be more than three months or less than fifteen days, prior to the date of the holding of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds, and (ii) the closing price of the shares on the above-mentioned Continuous Market on the day prior to the date of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

b)
Notwithstanding the provisions of sub-section a) above, the debentures or bonds may be resolved to be issued at a variable conversion and/or exchange rate. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months or less than five days prior to the date of conversion and/or exchange, at a premium or, if appropriate, at a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

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Telefónica, S.A.
c)
As provided in Section 292.3 of the Companies Act, debentures may not be converted into shares when the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount less than the nominal value of such shares.

d)
Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of the debentures or bonds shall be rounded downward by default to the immediately lower integer, and each holder shall receive in cash the difference that may arise in such instance.

e)
When approving an issuance of convertible and/or exchangeable debentures or bonds in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the Auditors’ report mentioned in Section 292 of the Companies Act.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable debentures or bonds shall include:
a)
The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible debentures or bonds and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 153.1 b) of the Companies Act. This authorization to increase capital includes the power to issue and place into circulation, on one or more occasions, the shares required to carry out the conversion as well as the power to amend the article of the By-Laws relating to the amount of share capital.

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Telefónica, S.A.
b)
The power to exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic or international markets, to use bookbuilding techniques, or as otherwise required by the corporate interest. In any event, if the Board decides to exclude pre-emptive rights in connection with a particular issuance of convertible debentures or bonds which it may decide to make pursuant to this authorization, it shall, upon approving the issuance, issue a report describing the specific reasons of corporate interest that justify such measure, which shall be the subject-matter of the related report prepared by an auditor other than the Company’s auditor, appointed for such purpose by the Commercial Registry, mentioned in Section 293.2 b) and c) of the Companies Act. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.

c)
The power to elaborate on the terms and conditions of the conversion and/or exchange established in sub-section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the persons holding the right to convert and/or exchange the debentures, which may be allocated to the Company or to the debenture-holders, the manner in which debenture-holders are to be satisfied (by means of conversion, exchange or even a combination of both methods, which may be selected by them at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

7.
As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable debentures issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	The Board of Directors is also authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in sub-section 2 above by Companies belonging to its Group of Companies.
9.
At the subsequent General Shareholders’ Meetings held by the Company, shareholders shall be informed of the use, if any, that it has theretofore made of the delegation of powers contemplated in this resolution.

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10.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

For purposes of the provisions of Section 27 of the Stock Exchanges Regulations (Reglamento de Bolsas de Comercio), it is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the formalities set forth in such article and, in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the aforementioned Stock Exchanges Regulations, the Securities Market Act (Ley del Mercado de Valores) and the provisions implementing it.
Under the provisions of Section 141, number 1, second paragraph of the Companies Act, the Board of Directors is authorized, in turn, to delegate the powers granted in this resolution to the Executive Commission.
The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 10, 2007 is hereby deprived of effect to the extent of the unused amount.
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Telefónica, S.A.
Proposal regarding Item V on the Agenda: Re-election of the Auditor for Fiscal Year 2010.
In accordance with the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution to the shareholders at the General Shareholders’ Meeting for approval:
To reelect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2010 of the firm Ernst & Young, S.L. with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code [C.I.F.] B-78970506.
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Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.
To authorize the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, jointly and severally, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents designed to interpret, clarify, elaborate, supplement, correct errors and cure defects) for the more accurate implementation thereof and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.
* * * * *
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Telefónica, S.A.
REPORT PREPARED BY THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A. IN CONNECTION WITH THE PROPOSED DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO ISSUE DEBENTURES, BONDS, NOTES AND OTHER FIXED-INCOME SECURITIES, BE THEY SIMPLE, EXCHANGEABLE AND/OR CONVERTIBLE, GRANTING THE BOARD, IN THE LAST CASE, THE POWER TO EXCLUDE THE PRE-EMPTIVE RIGHTS OF SHAREHOLDERS, AS WELL AS THE POWER TO ISSUE PREFERRED SHARES AND THE POWER TO GUARANTEE ISSUANCES BY COMPANIES OF THE GROUP, TO BE SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING (ITEM IV ON THE AGENDA).
1.	PURPOSE OF THE REPORT
The Agenda for the Ordinary General Shareholders’ Meeting of Telefónica, S.A., called to be held on June 2 and 3, 2010, includes in item IV thereon a proposal regarding the granting of powers to the Board of Directors, with the express power of substitution in favor of the Executive Commission, to issue debentures, bonds, notes and other fixed-income securities, both simple and convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company, as well as preferred shares, including the authorization for the Company to guarantee issuances of such securities by companies within the Group.
2.	RATIONALE FOR THE PROPOSAL
The Board of Directors regards it as highly desirable to have the delegated powers allowed by current legislation in order to be at all times in a position to raise, on the primary securities markets, the funds that are necessary for appropriate management of the corporate interests. The purpose of this delegation is to provide the management-level decision-making body of the Company with the maneuverability and responsiveness required by the competitive environment in which it operates, in which the success of a strategic initiative or a financial transaction frequently depends on the possibility of dealing with it quickly, without incurring the delays and costs that inevitably ensue from the call to and holding of a General Shareholders’ Meeting.

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Telefónica, S.A.
For such purpose, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 144, 153 and 293 of the Companies Act (Ley de Sociedades Anónimas) and 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), which authorize the shareholders at a General Shareholders’ Meeting to delegate to the Board of Directors the power to issue fixed-income securities and preferred shares, on one or more occasions within a term of five years and for a cash consideration, the proposed resolution set forth under item IV of the Agenda is submitted to the shareholders at the General Shareholders’ Meeting, which proposal also includes the power to deprive of effect, to the extent of the unused amount, the resolution providing for the delegation of powers to issue securities approved by the shareholders at the Meeting held on May 10, 2007.
The proposal provides that the aggregate maximum amount of the issuances to be carried out under the delegation of powers will be 25 billion euros or the equivalent thereof in another currency. In addition, the proposal contemplates authorizing the Board of Directors so that, in the event that the Board decides to issue debentures or bonds, it may issue them as convertible and/or exchangeable and approve, in the event that they are convertible, the capital increase required to accommodate the conversion, provided that such increase effected by delegation does not exceed one-half of the amount of share capital, as prescribed by Section 153.1.b) of the restated text of the Companies Act.
The proposal also includes the standards for determining the terms and conditions for conversion into shares and/or exchange for shares of the debentures or bonds, in the event that the Board resolves to use the authorization granted by the shareholders to issue convertible and/or exchangeable debentures or bonds, but it delegates to the Board of Directors itself the power to specify such terms and conditions for conversion and/or exchange for each particular issuance within the limits and in accordance with the standards set out by the shareholders at the Meeting. Thus, the Board of Directors will determine the rate of conversion and/or exchange of the shares to be issued for the conversion or of those to be used to exchange the fixed-income securities, which rate may be fixed or variable, with the shares being valued in accordance with any of the procedures set forth in the following paragraphs, at the election of the Board and as the Board deems to be more appropriate. In any event, if the Board decides to issue convertible and/or exchangeable debentures or bonds in exercise of the authorization requested of the shareholders at the General Shareholders’ Meeting, the Board will, upon approving the issuance, issue a report describing the specific terms and conditions of the conversion and/or exchange applicable to such issuance, which will be the subject-matter of the related report prepared by an auditor other than the Company’s auditor, appointed for such purpose by the Commercial Registry, mentioned in Section 292 of the Companies Act.

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Telefónica, S.A.
Specifically, the resolution submitted by the Board for approval of the shareholders at the General Shareholders’ Meeting provides that in the event that the convertible and/or exchangeable debentures or bonds are issued at a fixed conversion and/or exchange rate, the price of the shares to be set by the Board of Directors for purposes of the conversion and/or exchange may not be less than the greater of (i) the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which will not be more than three months or less than fifteen days, prior to the date of the holding of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds, and (ii) the closing price of the shares on the above-mentioned Continuous Market on the day prior to the date of the Board of Directors’ meeting at which, exercising the delegated powers, the Board approves the issuance of the debentures or bonds. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market. In this way, the Board believes that it is granted an adequate degree of flexibility to set the value of the shares for purposes of the conversion and/or exchange based on market conditions and other relevant factors to take into account, provided, however, that such value must be at least substantially equal to the market value thereof at the time that the Board approves the issuance of the debentures or bonds.
On the other hand, in the event that the issuance is carried out at a variable conversion and/or exchange rate, the price of the shares to be set by the Board of Directors for purposes of the conversion and/or exchange will be the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board, which will not be more than three months or less than five days prior to the date of conversion or exchange, with the Board being authorized to set a premium or, if appropriate, a discount on such price per share, which may be different for each conversion or exchange date under each issuance. However, if the Board sets a discount on such price per share, such discount may not be greater than 30% of the listing price of the share during the period prior to the date of conversion into shares and/or exchange for shares of the debentures or bonds established by the Board itself. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market. Again, the Board believes that the foregoing grants it adequate maneuverability to set the variable conversion and/or exchange rate based on market circumstances and any other factors that the Board should take into account, provided, however, that a maximum discount is established in order to ensure that, if a discount is given, the issue price of the new shares in the event of a conversion does not differ by more than 30% from the market value of the shares at the time of the conversion.

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Telefónica, S.A.
In both cases, it is provided that, pursuant to Section 292.3 of the Companies Act (read in conjunction with Section 47.2 of such Act), debentures may not be converted into shares when the nominal value of such debentures is less than the value of such shares, and it is also provided that in no event may the value of the shares for purposes of the conversion rate be less than the nominal value thereof. Moreover, it is provided that the Board of Directors is authorized to determine whether or not the valuation of each debenture or bond for purposes of the rate of conversion into shares and/or exchange for shares of the debentures or bonds will include the interest accrued and unpaid at the time of the conversion and/or exchange.
In addition, it is provided that the authorization to issue fixed-income securities includes, in the event that the issuance covers convertible debentures or bonds, granting the Board of Directors the power to exclude the pre-emptive rights of shareholders when this is necessary to raise funds on the markets or as otherwise required by the corporate interest. The Board of Directors believes that this additional power, which significantly increases the maneuverability and responsiveness afforded by a simple delegation of the power to issue convertible debentures or bonds, is justified, on the one hand, by the flexibility and dispatch with which it is necessary to act in today’s financial markets in order to take advantage of the times when market conditions are most favorable, and on the other hand, because such measure may be necessary when seeking to raise funds on domestic or international markets or through the use of bookbuilding techniques. Finally, the exclusion of pre-emptive rights makes it possible to relatively reduce the financial cost of the borrowing and the costs associated with the transaction (including, in particular, the fees of the financial institutions participating in the issuance) as compared to an issuance made with pre-emptive rights, and at the same time reduces the effect of distortion in the trading of the Company’s shares during the issuance period.

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Telefónica, S.A.
In any event, it should be noted that the exclusion of pre-emptive rights is a power that the shareholders at the General Shareholders’ Meeting delegate to the Board of Directors and that it falls upon the Board, considering the particular circumstances and observing legal requirements, to decide in each case whether or not it is appropriate to exclude such rights. In this regard, if the Board decides to exclude pre-emptive rights in connection with a specific issuance of convertible debentures or bonds which it may decide to make pursuant to the authorization requested of the shareholders at the General Shareholders’ Meeting, it will, upon approving the issuance, issue a report describing the specific reasons of corporate interest that warrant such measure, on which the related Auditor’s report required under Section 292.2 of the Companies Act will be issued. Both reports will be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.
Additionally, in view of the fact that in certain circumstances it may be advisable for fund-raising activities to be carried out by a company within the Group, and given that, in such cases, it is an essential condition for the success of the transaction that the issuance, if any, made by any such Group company be fully supported and guaranteed by the Company, the Board of Directors also requests express authorization of the shareholders at the General Shareholders’ Meeting in order for the Company to be allowed to guarantee the obligations of any kind that may arise for the Group companies from the issuances made thereby in order to raise funds for the Telefónica Group, for a period equal to the period of delegation of the power to issue the securities covered by this report.
It is also proposed that the resolutions required by applicable legal provisions be adopted in order for the securities to be issued pursuant to this delegation of powers to be admitted to listing on any Spanish or foreign, official or unofficial, organized or other secondary market.
Finally, the proposal expressly contemplates that the powers of any kind granted to the Board of Directors may be delegated, in turn, by the Board to the Executive Commission.

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Telefónica, S.A.
3.	PROPOSED RESOLUTION SUBMITTED FOR APPROVAL OF THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
The resolutions that the Board of Directors proposes for approval of the shareholders at the Ordinary General Shareholders’ Meeting are transcribed below:
To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 144, 153 and 293 of the Companies Act (Ley de Sociedades Anónimas) and Section 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), the power to issue fixed-income securities and preferred shares, subject to the following terms and conditions:
1.	The aforementioned securities may be issued on one or more occasions within a maximum term of five years as from the date of approval of this resolution.
2.
The securities issued may be debentures, bonds, notes and other fixed-income securities, both simple and, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company. They may also be preferred shares.

3.
The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25 billion euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit.

4.
The delegation shall include the power to establish the different aspects and terms and conditions of each issuance (nominal value, issue price, reimbursement price, domestic or foreign currency of the issuance, interest rate, amortization, anti-dilution mechanisms, subordination provisions, guarantees supporting the issuance, place of issuance, admission to listing, applicable law, etc.).

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Telefónica, S.A.
5.
In the case of issuance of debentures or bonds that are convertible and/or exchangeable and for purposes of determining the terms and conditions of conversion and/or exchange, it is resolved to establish the following standards:

a)
The conversion and/or exchange rate shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange rate determined in the Board of Directors’ resolution, or at such exchange rate as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any event, the price of the shares may not be less than the greater of (i) the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which shall not be more than three months or less than fifteen days, prior to the date of the holding of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds, and (ii) the closing price of the shares on the above-mentioned Continuous Market on the day prior to the date of the Board of Directors’ meeting at which, exercising the powers delegated hereby, the Board approves the issuance of the debentures or bonds. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

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Telefónica, S.A.
b)
Notwithstanding the provisions of sub-section a) above, the debentures or bonds may be resolved to be issued at a variable conversion and/or exchange rate. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic mean of the closing prices of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months or less than five days prior to the date of conversion and/or exchange, at a premium or, if appropriate, at a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above shall apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules shall refer to the listing price of the shares of such company on the respective market.

c)
As provided in Section 292.3 of the Companies Act, debentures may not be converted into shares when the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount less than the nominal value of such shares.

d)
Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of the debentures or bonds shall be rounded downward by default to the immediately lower integer, and each holder shall receive in cash the difference that may arise in such instance.

e)
When approving an issuance of convertible and/or exchangeable debentures or bonds in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the Auditors’ report mentioned in Section 292 of the Companies Act.

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Telefónica, S.A.
6.	In any event, this delegation of powers to issue convertible and/or exchangeable debentures or bonds shall include:
a)
The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible debentures or bonds and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 153.1 b) of the Companies Act. This authorization to increase capital includes the power to issue and place into circulation, on one or more occasions, the shares required to carry out the conversion as well as the power to amend the article of the By-Laws relating to the amount of share capital.

b)
The power to exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic or international markets, to use bookbuilding techniques, or as otherwise required by the corporate interest. In any event, if the Board decides to exclude pre-emptive rights in connection with a particular issuance of convertible debentures or bonds which it may decide to make pursuant to this authorization, it shall, upon approving the issuance, issue a report describing the specific reasons of corporate interest that justify such measure, which shall be the subject-matter of the related report prepared by an auditor other than the Company’s auditor, appointed for such purpose by the Commercial Registry, mentioned in Section 293.2 b) and c) of the Companies Act. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.

c)
The power to elaborate on the terms and conditions of the conversion and/or exchange established in sub-section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the persons holding the right to convert and/or exchange the debentures, which may be allocated to the Company or to the debenture-holders, the manner in which debenture-holders are to be satisfied (by means of conversion, exchange or even a combination of both methods, which may be selected by them at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

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Telefónica, S.A.
7.
As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable debentures issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	The Board of Directors is also authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in sub-section 2 above by Companies belonging to its Group of Companies.
9.
At the subsequent General Shareholders’ Meetings held by the Company, the shareholders shall be informed of the use, if any, that it has theretofore made of the delegation of powers contemplated in this resolution.

10.
Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

For purposes of the provisions of Section 27 of the Stock Exchanges Regulations (Reglamento de Bolsas de Comercio), it is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the formalities set forth in such article and, in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the aforementioned Stock Exchanges Regulations, the Securities Market Act (Ley del Mercado de Valores) and the provisions implementing it.
Under the provisions of Section 141, number 1, second paragraph of the Companies Act, the Board of Directors is authorized, in turn, to delegate the powers granted in this resolution to the Executive Commission.
The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 10, 2007 is hereby deprived of effect to the extent of the unused amount.
Madrid, April 28, 2010

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Telefónica, S.A.
DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH
SECURITIES MARKET LAW
Disclosures required under article 116 bis of the Spanish Securities Market Law:
a.- Capital structure.
At December 31, 2009, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.

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Telefónica, S.A.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2009, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

	Total		Direct shareholding		Indirect holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	5.54	252,999,646	5.54	252,999,646	0.00	0
La Caixa (2)	5.17	235,973,505	0.01	253,024	5.16	235,720,481
Capital Research and Management Company (3)	3.16	144,578,826	0	0	3.16	144,578,826
Blackrock, Inc. (4)	3.88	177,257,649	0	0	3.88	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2009 Annual Report on Corporate Governance at December 31, 2009.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “La Caixa” as at December 31, 2009 for the 2009 Annual Report on Corporate Governance. The 5.16% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated May 20, 2009.

(4)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.
d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of article 112, section 2 of the Securities Market Law 24/1988, of July 28, on October 22, 2009, the Company notified the CNMV in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is effective, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertakes not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). At the same time, both parties have assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

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Telefónica, S.A.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.
Appointment, reappointment and ratification.
Telefónica’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.

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Telefónica, S.A.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Termination of appointment or removal.
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

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Telefónica, S.A.
Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 23, 2009, the Board of Directors was authorized, in accordance with articles 75 and following of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).

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Telefónica, S.A.
h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director or director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.
****

6

Audit Report

TELEFÓNICA, S.A.
Financial Statements and Management Report
for the year ended
December 31, 2009

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the
Spanish-language version prevails (See note 22)

AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of
Telefónica, S.A.

1. We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2009 and the income statement, the statement of changes in equity, the cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. In accordance with Spanish mercantile law, for comparative purposes, the Company’s Directors have included for each of the headings presented in the balance sheet, the income statement, the statement of changes in equity, the cash flow statement, and in the notes thereto, in addition to the figures of 2009, those of the prior year. The presentation of the figures corresponding to the prior year differ from those included in the financial statements approved for such year, as described in note 2.b) to the accompanying financial statements. Our opinion refers only to the financial statements for 2009. On March 6, 2009 we issued our audit report on the 2008 financial statements, in which we expressed an unqualified opinion.

3. In our opinion, the accompanying 2009 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2009 and of the results of its operations, changes in equity and cash flow for the year then ended, and contain the required information necessary for their adequate interpretation and understanding, in conformity with the applicable accounting principles and standards generally accepted in Spain, applied on a consistent basis with those applied in the preparation of the figures corresponding to the prior year, included for comparative purposes in the accompanying financial statements.

4. The accompanying 2009 management report contains such explanations as the Directors consider appropriate concerning the situation of Telefónica, S.A., the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2009 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso

José Luis Perelli Alonso

March 18, 2010

TELEFÓNICA, S.A.
ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2009

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31
(Millions of euros)

ASSETS	Notes	2009	2008

NON-CURRENT ASSETS		75,589	76,768

Intangible assets	5	129	81
Patents, licenses, trademarks, and others		45	4
Software		19	15
Other intangible assets		65	62
Property, plant and equipment	6	411	404
Land and buildings		178	178
Property, plant and equipment		179	207
Property, plant and equipment under construction and prepayments		54	19
Investment property	7	328	336
Land		65	65
Buildings		263	271
Non-current investments in group companies and associates	8	70,565	69,889
Equity instruments		66,542	63,795
Loans to companies		4,000	6,070
Other financial assets		23	24
Non-current financial investments	9	3,059	4,253
Equity instruments		544	383
Loans to third parties		59	25
Derivatives	16	2,358	3,458
Other financial assets		98	387
Deferred tax assets	17	1,097	1,805

CURRENT ASSETS		9,549	11,673

Trade and other receivables	10	844	546
Current investments in group companies and associates	8	3,199	9,512
Loans to companies		3,141	9,383
Derivatives	9	29	101
Other financial assets		29	28
Current financial investments	9	522	1,002
Loans to companies		5	46
Derivatives	16	517	956
Current deferred expenses		13	8
Cash and cash equivalents		4,971	605
Cash and cash equivalents		4,971	605

TOTAL ASSETS		85,138	88,441

The accompanying Notes 1 to 22 and Appendix I are an integral part of these balance sheets.

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31
(Millions of euros)

EQUITY AND LIABILITIES	Notes	2009	2008

EQUITY		28,290	27,326

CAPITAL AND RESERVES		28,617	27,477
Share capital	11	4,564	4,705
Share premium	11	460	460
Reserves	11	20,145	24,087
Legal		984	984
Other reserves		19,161	23,103
Treasury shares and own equity instruments	11	(527)	(2,179)
Profit for the year	3	6,252	2,700
Interim dividend	3	(2,277)	(2,296)

UNREALIZED GAINS (LOSSES) RESERVE	11	(327)	(151)

Available-for-sale financial assets		(91)	(229)
Hedging instruments		(236)	78

NON-CURRENT LIABILITIES		40,642	41,317

Non-current provisions		42	42
Other provision		42	42
Non-current borrowings	12	8,579	9,761
Bonds and other marketable debt securities	13	192	288
Bank borrowings	14	6,833	7,225
Derivatives	16	1,488	2,241
Other debts		66	7
Non-current borrowings from group companies and associates	15	31,984	30,955
Deferred tax liabilities	17	37	559

CURRENT LIABILITIES		16,206	19,798

Current provisions		4	5
Current borrowings	12	2,121	3,059
Bonds and other marketable debt securities	13	335	1,567
Bank borrowings	14	481	788
Derivatives	16	1,305	704
Current borrowings from group companies and associates	15	13,829	16,568
Trade and other payables	12	244	164
Current deferred income		8	2

TOTAL EQUITY AND LIABILITIES		85,138	88,441

The accompanying Notes 1 to 22 and Appendix I are an integral part of these balance sheets.

TELEFÓNICA, S.A.
INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2009	2008

Revenue from operations	18.1	6,863	8,367
Rendering of services to group companies and associates		433	357
Rendering of services to non-group companies		5	6
Dividends from group companies and associates		5,763	7,135
Interest income on loans to group companies and associates		662	869
Impairment and gains (losses) on disposal of financial instruments	18.9	1,080	(4,219)
Impairment losses and other losses	8.2	1,087	(4,182)
Gains (losses) on disposal and other gains and losses		(7)	(37)
Other operating income	18.2	145	109
Non-core and other current operating revenues — group companies and associates		88	93
Non-core and other current operating revenues — non-group companies		57	16
Personnel expenses	18.3	(169)	(167)
Wages, salaries, and others		(140)	(150)
Social security costs		(29)	(17)
Other operating expenses		(375)	(384)
External services — group companies and associates	18.5	(74)	(78)
External services — non-group companies	18.5	(290)	(290)
Taxes other than income tax		(11)	(16)
Depreciation and amortization	5, 6 and 7	(68)	(72)

OPERATING PROFIT		7,476	3,634

Finance revenue	18.6	104	223
From equity investments of third parties		16	41
From marketable securities and other financial instruments:		88	182
Of group companies and associates		—	22
Of third parties		88	160
Finance costs	18.7	(1,888)	(3,027)
Borrowings from group companies and associates		(1,717)	(2,652)
Third-party borrowings		(171)	(342)
Provision discount adjustment		—	(33)
Change in fair value of financial instruments		(11)	5
Trading portfolio and other securities		23	(6)
Gain (loss) on available-for-sale financial assets recognized in the period	11.2	(34)	11
Exchange gains (losses)	18.8	(75)	(57)

NET FINANCIAL EXPENSE		(1,870)	(2,856)

PROFIT BEFORE TAX	20	5,606	778

Income tax	17.2	646	1,922

PROFIT FOR THE YEAR		6,252	2,700

The accompanying Notes 1 to 22 and Appendix I are an integral part of these income statements.

TELEFÓNICA, S.A.
STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31
A) STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(Millions of euros)	Notes	2009	2008

Profit for the period		6,252	2,700
Total income and expense recognized directly in equity	11.2	(146)	(405)
From measurement of financial instruments:		164	(390)
Available-for-sale financial assets		164	(390)
From cash flow hedges		(371)	(189)
Income tax		61	174
Total amounts transferred to income statement	11.2	(30)	27
From measurement of financial instruments:		34	(11)
Available-for-sale financial assets		34	(11)
From cash flow hedges		(76)	50
Income tax		12	(12)

TOTAL RECOGNIZED INCOME AND EXPENSE		6,076	2,322

The accompanying Notes 1 to 22 and Appendix I are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.
B) STATEMENTS OF TOTAL CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31

								Net
				Treasury shares				unrealized
	Share	Share		and own equity	Retained	Profit for the	Interim	gains (losses)
(Millions of euros)	capital	premium	Reserves	investments	earnings	year	dividend	reserve	TOTAL

Balance in financial statements at December 31, 2007	4,773	521	7,991	—	6,620	—	(1,652)	—	18,253

Impact of first-time application of the new accounting principles	—	1,075	12,962	(1,074)	—	—	—	227	13,190

Balance at January 1, 2008	4,773	1,596	20,953	(1,074)	6,620	—	(1,652)	227	31,443

Total recognized income and expense	—	—	—	—	—	2,700	—	(378)	2,322
Transactions with shareholders and owners	(68)	(1,136)	(1,875)	(1,105)	—	—	(2,296)	—	(6,480)
Capital decreases	(68)	(1,136)	—	1,204	—	—	—	—	—
Dividends paid	—	—	(1,869)	—	—	—	(2,296)	—	(4,165)
Transactions with treasury shares or own equity instruments (net)	—	—	(6)	(2,309)	—	—	—	—	(2,315)
Appropriation of prior year profit (loss)	—	—	4,968	—	(6,620)	—	1,652	—	—
Other changes in equity	—	—	41	—	—	—	—	—	41

Balance at December 31, 2008	4,705	460	24,087	(2,179)	—	2,700	(2,296)	(151)	27,326

Total recognized income and expense	—	—	—	—	—	6,252	—	(176)	6,076
Transactions with shareholders and owners	(141)	—	(4,346)	1,652	—	—	(2,277)	—	(5,112)
Capital decreases	(141)	—	(2,167)	2,308	—	—	—	—	—
Dividends paid	—	—	(2,280)	—	—	—	(2,277)	—	(4,557)
Transactions with treasury shares or own equity instruments (net)	—	—	101	(656)	—	—	—	—	(555)
Appropriation of prior year profit (loss)	—	—	404	—	—	(2,700)	2,296	—	—

Balance at December 31, 2009	4,564	460	20,145	(527)	—	6,252	(2,277)	(327)	28,290

The accompanying Notes 1 to 22 and Appendix I are an integral part of these statements of changes in equity.

TELEFÓNICA, S.A.
CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(Millions of euros)	Notes	2009	2008

A) CASH FLOWS FROM OPERATING ACTIVITIES		8,437	8,068

Profit before tax		5,606	778
Adjustments to profit:		(5,567)	(857)
Depreciation and amortization	5, 6, and 7	68	72
Gains on disposal of consolidated companies	8.1	—	(3)
Impairment of investments in group companies and associates	8.2	(1,087)	4,182
Impairment of investments in non-group companies		7	1
Losses on disposal of financial assets, securities portfolio		—	39
Dividends from group companies and associates	18.1	(5,763)	(7,135)
Interest income on loans to group companies and associates	18.1	(662)	(869)
Net financial expense	18.6 and 18.7	1,870	2,856
Change in working capital:		16	(301)
Trade and other receivables		86	(250)
Other current assets		(51)	(16)
Trade and other payables		47	(96)
Other current liabilities		1	(4)
Other non-current assets and liabilities		(67)	65
Other cash flows from operating activities:	20	8,382	8,448
Net interest paid		(974)	(2,644)
Dividends received		7,784	8,248
Income tax receipts (payments)		1,572	2,844

B) CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		804	(762)

Payments on investments	20	(1,403)	(2,983)
Proceeds from disposals	20	2,207	2,221

C) CASH FLOWS USED IN FINANCING ACTIVITIES		(4,790)	(8,935)

Proceeds from/(payments on) equity instruments	11.a	(311)	(2,224)
Proceeds from/(payments on) financial liabilities	20	78	(2,546)
Dividends paid	11.d	(4,557)	(4,165)

D) NET FOREIGN EXCHANGE DIFFERENCE		(85)	321

E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		4,366	(1,308)

Cash and cash equivalents at January 1		605	1,913
Cash and cash equivalents at December 31		4,971	605
Notes 1 to 22 and Appendix I are an integral part of these cash flow statements.

TELEFÓNICA, S.A.
NOTES TO THE FINANCIAL STATEMENT FOR THE YEAR ENDED
DECEMBER 31, 2009
(1)	INTRODUCTION AND GENERAL INFORMATION
Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated on April 19, 1924 for an indefinite period, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

(2)	BASIS OF PRESENTATION
a)	True and fair view
The accompanying financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s directors in accordance with the accounting principles and standards contained in the Code of Commerce, developed in the Spanish GAAP in force at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2009.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b)	Comparison of information
In accordance with the final first provision of the Law 16/2007, dated July 4, on the adaptation of commercial legislation on accounting for international harmonization based on EU regulations, Spanish GAAP has been altered considerably. The new principles were approved by Royal Decree 1514/2007 of November 16. Telefónica is required to apply the new accounting principles in the preparation and presentation of its separate financial reporting for the year beginning January 1, 2008. Therefore, the financial statements for the years ended December 31, 2009 and 2008 (these 2008 financial statements have been approved at the General Shareholders Meeting of June 23, 2009) have been prepared in accordance with the new recognition and measurement policies. The Company considered January 1, 2008 as the transition date.
As a result of the publication on September 30, 2009, of the Institute of Accounting and Audit of Accounts (Instituto de Contabilidad y Auditoria de Cuentas, ICAC) Official Bulletin 79, which included consultation number 2 on the classification of revenue and expense of a holding company individual accounts and the determination of revenue, the presentation in the income statement of dividends and income on loans to investees has been modified, reclassifying “Dividends from group companies and associates” and “Interest income on loans to group companies and associates” to “Revenue from operations” in 2009. In addition, “Impairment and gains (losses) on disposal of financial instruments” and gains on the disposal of investments have been reclassified and presented under “Operating profit” in the Company’s income statement.
Similarly, in accordance with the provisions of the Spanish GAAP, specifically recognition and measurement rules 22 and 5 regarding the preparation of annual financial statements, the 2008 figures for the items described in the preceding paragraphs have been reclassified in order to maintain the comparability of the information presented in the income statement.
In addition, the cash flow statements for the years ended December 31, 2009 and 2008 have been presented on the basis of the above criteria.
Tax amortization of goodwill
In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as stated aid of the tax deduction for the tax basis amortization of goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.
In the case of the Telefónica S.A., as a result of this uncertainty the Company deemed it necessary to recognize a liability in the financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deems the deduction as state aid. Investments made prior to December 21, 2007, (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, ESP and Telefónica O2 Czech Republic, a.s.) are not affected by this decision. As a result this decision and considering the corporate structure of these investments, income tax expense in the Telefónica, S.A.’s income statement for the year ended December 31, 2009 is 584 million euros lower due to the reversal of this liability.
c)	Use of estimates
The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.
The key assumptions concerning the future and other key sources of estimation of uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Company’s results and financial position.
Provisions for impairment of investments in group companies, joint ventures and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.
Recoverable amount of investments in group companies, joint ventures and associates is measured as described in Note 4 e.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.
Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

(3)	PROPOSED APPROPIATION OF PROFIT
Telefónica, S.A. obtained 6,252 million euros of profit in 2009. Accordingly, the Company’s Board of Directors will submit the following proposed appropiation of 2009 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropiation:
Profit for the year	6,252
Distribution to:
Interim dividend (paid in May 2009)	2,277
Goodwill reserve	2
Voluntary reserves	3,973
At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of a fixed gross 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009, and the total amount paid was 2,277 million euros (see Note 11.1 d).
The following table shows the provisional statement issued by the Directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement at April 29, 2009
Income from January 1 through March 31, 2009	3,024
Mandatory appropriation to reserves	—
Distributable income	3,024

Proposed interim dividend (maximum amount)	2,352

Cash position at April 29, 2009
Funds available for distribution:
Cash and cash equivalents	2,218
Unused credit facilities	4,667
Proposed interim dividend (maximum amount)	(2,352)
Difference	4,533
To ensure its liquidity requirements are met throughout the following year, the Company effectively manages its liquidity risks (see Note 16).

(4)	RECOGNITION AND MEASUREMENT ACCOUNTING POLICIES
The main recognition and measurement accounting policies applied in the preparation of the 2009 annual financial statements are the following:
a)	Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable.
Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.
Intangible assets include mainly the following:
1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over their useful lives, generally estimated at three years.
2.
Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over the useful life of the patent or trademark for a period of 3 to 10 years.

3.
The goodwill arising from the merger of Telefónica, S.A. and Terra Networks, S.A. carried out in 2005. This is included under “Other intangible assets” at the carrying amount at January 1, 2008, of 33 million euros, calculated in accordance with the former accounting principles, less any accumulated impairment losses. Goodwill is not amortized, but is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable (see Note 4 c).

b)	Property, plant and equipment and investment property
Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value. Land is not depreciated.
Cost includes external and any internal costs comprising warehouse materials used, direct labor costs incurred in installation work and the allocable portion of the indirect costs required for the related investment. Cost includes, where appropriate, the estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.
Costs incurred for expansion, remodeling or improvements which increase the productivity, capacity, or prolong the useful life of the asset are capitalized when the capitalization requirements are met.

Interest and other borrowing costs incurred and directly attributable to the acquisition or construction of assets that require preparation of more than one year for their intended use or sale are capitalized.
Upkeep and maintenance expenses are expensed as incurred.
The Company assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 4 c).
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3-25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4-10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.
Investment property is measured using the same criteria described for land and buildings in the property, plant and equipment caption. Buildings included in investment property are depreciated on a straight-line basis over 40 years.
c)	Impairment of non-current assets
Non-current assets, including property, plant and equipment, goodwill and other intangible assets are assessed at each reporting date for indications of impairment losses. Where such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset of its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.
When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.
d)	Leases
The determination of whether an arrangement is, or contains a lease, is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Company to use the asset.
Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are taken to the income statement over the lease term.
e)	Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories for initial recognition purposes: financial assets held for trading, other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, investments in Group companies, joint ventures and associates, and available-for-sale financial assets. Where appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term profits as a result of price changes, are included in “Financial assets held for trading” and presented under current or non-current assets depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss. Group companies are those over which the Company controls, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements and which have not been included in the preceding categories are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale equity investments are recognized in the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets: Fair value is considered to be the quoted market price at the closing date.
2.
Unlisted securities: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables includes trade or non-trade financial assets, that are neither derivatives nor equity instruments, with fixed or determinable payments and that are not quoted in an active market and not included in any of the preceding classifications. Upon initial recognition, these assets are recognized at fair value which, unless there is evidence to the contrary, is the transaction price, which is equivalent to the fair value of the consideration paid plus directly attributable transaction costs. Following initial recognitions, these financial assets are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are settled or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision for impairment is recorded when there is objective evidence of customer collection risk. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.

The Group assess at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (or fair value when it can be measured reliably). If in a subsequent period the impairment loss decreases as a result of a subsequent event, the loss is reversed up to the asset’s amortized cost had no impairment loss been recognized upon reversal. Such a reversal is recognized in the income statement of that year.
For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement. If in a subsequent period the fair value of the financial asset increases because of a subsequent event, the impairment loss is reversed through the income statement if the asset is a debt instrument. For equity instruments, the loss is not reversed in the income statement for the period, but rather in equity, as the instrument is measured at its new fair value, with any changes taken to equity.
Recoverable amount for estimating impairment of investments in group companies, joint ventures and associates is the higher of the investment’s net fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).
Financial assets are only fully or partially derecognized when:
1.	The rights to receive cash flows from the asset have expired;
2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or
3.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.
Cash and cash equivalents
Cash and cash equivalents included in the balance sheet include cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Company has full discretion to defer settlement for at least another 12 months from the reporting date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced with another on substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in their respective carrying amounts is taken to the income statement.
Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Company designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; or
2.
Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged item attributable to the risk hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a way similar to fair value hedges for the foreign currency component. For these purposes, the net investment in the foreign operation comprises not only the share in the equity of the foreign investment, but also the monetary item receivable or payable, the settlement of which is not expected or likely to take place in the foreseeable future, excluding trade items.
The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Company may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
From inception, the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.
f)	Treasury shares
Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

g)	Foreign currency transactions
Monetary items denominated in foreign currencies are translated to euros at the exchange rates prevailing on the related transaction date, and are retranslated at the year end to the exchange rates then prevailing.
All realized or unrealized exchange gains or losses are taken to the income statement for the year, with the exception of non-monetary items measured at fair value, provided that they are recognized directly in equity (such as investments in equity instruments classified as available-for-sale financial assets). In these cases, any exchange differences included in gains or losses recognized in equity derived from changes in the value of the non-monetary items measured at fair value are also recognized directly in equity.
h)	Provisions
Pensions and other employee obligations
The Company has a defined-contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to the income statement as incurred.
Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.
i)	Share-based payments
For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.
j)	Income tax
The income tax expense of each year includes both current and deferred taxes, where applicable.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is provided using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.
The main temporary differences arise due to discrepancies between the tax bases and accounting amounts of investments in group companies and associates.
Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.
The Company determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.
Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.
The carrying amount of deferred income tax assets is reviewed at reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.
Deferred income tax relating to items directly recognized in equity is recognized in equity.
k)	Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The income obtained by the Company in dividends received from group companies and associates, and from the interest accrued on loans and credits given to them are included in revenue.
l)	Related party transactions
Related party transactions are accounted for in accordance with the criteria described above.

m)	Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 19 a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:
i)	the amount in accordance with rules on provisions and contingencies, and
ii)	the amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.
n)	Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2009 are as follows:

Item	Millions of euros
Total assets	108,141
Equity:
Attributable to equity holders of the parent	21,734
Attributable to minority interests	2,540
Revenue from operations	56,731
Profit for the year:
Attributable to equity holders of the parent	7,776
Attributable to minority interests	161

(5)	INTANGIBLE ASSETS
The movements in the items composing intangible assets and the related accumulated amortization in 2009 and 2008 are as follows:

(Millions of euros)	Balance at	Additions and			Balance at
2009	January 1	allowances	Disposals	Transfers	December 31

INTANGIBLE ASSETS, GROSS	325	73	(60)	8	346

Patents, licenses, trademarks, and others	29	50	(17)	—	62
Software	196	10	(43)	8	171
Other intangible assets	100	13	—	—	113

ACCUMULATED AMORTIZATION	(244)	(25)	52	—	(217)

Patents, licenses, trademarks, and others	(25)	(2)	10	—	(17)
Software	(181)	(13)	42	—	(152)
Other intangible assets	(38)	(10)	—	—	(48)

Net carrying amount	81	48	(8)	8	129

(Millions of euros)	Balance at	Additions and			Balance at
2008	January 1	allowances	Disposals	Transfers	December 31

INTANGIBLE ASSETS, GROSS	317	7	(15)	16	325

Patents, licenses, trademarks, and others	28	—	—	1	29
Software	188	7	(14)	15	196
Other intangible assets	101	—	(1)	—	100

ACCUMULATED AMORTIZATION	(220)	(28)	4	—	(244)

Patents, licenses, trademarks, and others	(24)	(1)	—	—	(25)
Software	(168)	(17)	4	—	(181)
Other intangible assets	(28)	(10)	—	—	(38)

Net carrying amount	97	(21)	(11)	16	81

Additions to patents, licenses, trademarks and others relate, among others, to Telefónica, S.A.’s acquisition of rights to operate and sell the Altamira platform from Telefónica Móviles España, S.A.U., amounting to 48 million euros.
Proceeds from disposals of intangible assets in 2009 and 2008 were not material for the Company’s income statement.
At December 31, 2009 and 2008, there were no commitments to acquire intangible assets.
At December 31, 2009 and 2008, the Company had 152 and 186 million euros, respectively, of fully amortized intangible assets. In 2009, fully amortized and provisioned intangible assets worth 52 million euros were written off.

(6)	PROPERTY, PLANT AND EQUIPMENT
The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2009 and 2008 are as follows:

		Additions
(Millions of euros)	Balance at	and			Balance at
2009	January 1	allowances	Disposals	Transfers	December 31

PROPERTY, PLANT AND EQUIPMENT, GROSS	562	52	(15)	(8)	591

Land and buildings	239	4	—	—	243
Property, Plant and Equipment	304	1	(12)	1	294
Property, plant and equipment under construction and prepayments	19	47	(3)	(9)	54

ACCUMULATED DEPRECIATION	(158)	(35)	13	—	(180)

Buildings	(61)	(4)	—	—	(65)
Plant and other PP&E items	(97)	(31)	13	—	(115)

Net carrying amount	404	17	(2)	(8)	411

		Additions
(Millions of euros)	Balance at	and			Balance at
2008	January 1	allowances	Disposals	Transfers	December 31

PROPERTY, PLANT AND EQUIPMENT, GROSS	549	33	(4)	(16)	562

Land and buildings	236	3	—	—	239
Property, Plant and Equipment	291	14	(4)	3	304
Property, plant and equipment under construction and prepayments	22	16	—	(19)	19

ACCUMULATED DEPRECIATION	(127)	(34)	3	—	(158)

Buildings	(59)	(3)	1	—	(61)
Plant and other PP&E items	(68)	(31)	2	—	(97)

Net carrying amount	422	(1)	(1)	(16)	404

Firm commitments to acquire property, plant and equipment at December 31, 2009 and 2008 amounted to 2 and 7 million euros, respectively.
In 2009 and 2008, no interest or other borrowing costs incurred in the construction of property, plant and equipment were capitalized.
At December 31, 2009 and 2008, the Company had 17 and 24 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
At the end of 2009 and 2008, this includes the net carrying amount of assets (mainly plant and property) related to the new central offices in the Las Tablas business park, called “Distrito C,” of 158 and 182 million euros, respectively.
Also included is the net carrying amount of the land and buildings occupied by Telefónica, S.A. at the central offices of District C of 95 and 98 million euros, respectively.

(7)	INVESTMENT PROPERTIES
The movements in the items composing investment properties in 2009 and 2008 and the related accumulated depreciation are as follows:

		Additions
(Millions of euros)	Balance at	and			Balance at
2009	January 1	allowances	Disposals	Transfers	December 31

INVESTMENT PROPERTIES, GROSS	361	—	—	—	361

Land	65	—	—	—	65
Buildings	296	—	—	—	296

ACCUMULATED DEPRECIATION	(25)	(8)	—	—	(33)

Buildings	(25)	(8)	—	—	(33)

Net carrying amount	336	(8)	—	—	328

		Additions
(Millions of euros)	Balance at	and			Balance at
2008	January 1	allowances	Disposals	Transfers	December 31

INVESTMENT PROPERTIES, GROSS	358	3	—	—	361

Land	65	—	—	—	65
Buildings	293	3	—	—	296

ACCUMULATED DEPRECIATION	(15)	(10)	—	—	(25)

Buildings	(15)	(10)	—	—	(25)

Net carrying amount	343	(7)	—	—	336

The Company has buildings with a total area of 341,470 m2 leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 91.51% of the buildings it has earmarked for lease. In 2008, it had a total of 322,422 m2 leased, equivalent to an occupancy rate of 98.3% of the buildings earmarked for lease.
“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the central offices of District C in Madrid.
Total income from leased buildings in 2009 (see Note 18.1) amounted to 40 million euros (41 million euros in 2008). Future minimum rentals receivable under non-cancellable leases are as follows:

	2009		2008
	Future		Future
	minimum	Present	minimum	Present
(Millions of euros)	payments	value	payments	value
Up to one year	43	42	38	37
Between one and five years	54	48	74	66

Total	97	90	112	103

The main contract in which Telefónica, S.A. acts as lessee is described in Note 18.5.

(8)	INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES
8.1	The movements in the items composing investments in Group companies, joint ventures and associates are as follows:

					Exchange		Hedges of
(Millions of euros)	Balance at				gains		a net	Balance at
2009	January 1	Additions	Disposals	Transfers	(losses)	Dividends	investment	December 31	Fair value

Non-current:
-Equity instruments (Net) (1):	63,795	25	960	1,422	—	(92)	432	66,542	66,656
Equity instruments (Cost)	70,882	25	(127)	1,415	—	(92)	432	72,535	—
Impairment losses	(7,087)	—	1,087	7	—	—	—	(5,993)	—
- Loans to group companies and associates	6,070	36	(59)	(2,042)	(5)	—	—	4,000	4,000
-Other financial assets	24	16	—	(17)	—	—	—	23	23

Total non-current investments in group companies and associates	69,889	77	901	(637)	(5)	(92)	432	70,565	70,679

Current:
- Loans to group companies and associates	9,383	2,823	(9,714)	661	(12)	—	—	3,141	3,141
-Derivatives	101	3	(75)	—	—	—	—	29	29
-Other financial assets	28	12	(28)	17	—	—	—	29	29

Total current investments in group companies and associates	9,512	2,838	(9,817)	678	(12)	—	—	3,199	3,199

(1)
Fair value at 12/31/09 of group companies and associates quoted in an active market (Telefónica de Perú, S.A.A., Telefónica Móviles Perú and Telefónica O2 Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year, and for the rest of the shareholdings at carrying amount.

					Exchange		Hedges of a
(Millions of euros)	Balance at				gains		net	Balance at
2008	January 1	Additions	Disposals	Transfers	(losses)	Dividends	investment	December 31	Fair value

Non-current:
-Equity instruments (Net) (1):	69,394	(3,801)	(95)	—	—	(194)	(1,509)	63,795	63,871
Equity instruments (Cost)	72,299	381	(95)	—	—	(194)	(1,509)	70,882	—
Impairment losses	(2,905)	(4,182)		—	—	—	—	(7,087)	—
- Loans to group companies and associates	10,289	264	(174)	(4,218)	(91)	—	—	6,070	6,070
-Other financial assets	—	24	—	—	—	—	—	24	24

Total non-current investment in group companies and associates	79,683	(3,513)	(269)	(4,218)	(91)	(194)	(1,509)	69,889	69,965

Current:
- Loans to group companies and associates	8,183	5,723	(8,659)	4,218	(82)	—	—	9,383	9,383
-Derivatives	55	96	(50)	—	—	—	—	101	101
-Other financial assets	—	28	—	—	—	—	—	28	28

Total current investments in group companies and associates	8,238	5,847	(8,709)	4,218	(82)	—	—	9,512	9,512

(1)
Fair value at 12/31/08 of Group companies and associates quoted in an active market (Telefónica de Perú, S.A.A., Telefónica Móviles Perú and Telefónica O2 Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year, and for the rest of the shareholdings at carrying amount.

Dividends received by Telefónica, S.A. in 2009 related to profits generated by subsidiaries prior to the acquisition date are considered repayments of contributions, and therefore are deducted from the equity instruments related to the investments. These amounts come from Telefónica O2 Czech Republic, a.s. (79 and 178 million euros in 2009 and 2008, respectively) and Lycos Europe Holding Corp (13 and 16 million euros in 2009 and 2008, respectively).

On June 11, 2009, the Company agreed the capitalization of loans granted to Telefónica Móviles México, S.A. de C.V. for a total amount, including principal and interest accrued, of 26,000 million Mexican pesos (1,381 million euros). This transaction is included in “Transfers” (see Note 8.5).
On June 5 and November 2, 2009, Telefónica, S.A. contributed to its subsidiary Latin American Cellular Holding, S.A. receivables in favor of Telcel, C.A. amounting to 58 million strong Venezuelan bolivars (19 million euros) and 49 million strong bolivars (15 million euros) for this company to subsequently make payments on the loan granted to it by Telcel, C.A. These transactions are included in “Transfers.”
In addition to the two capitalizations described above, the remainder of the amounts included under “Loans to group companies and associates” in “Transfers” in the table of movements in investments relate mainly to short-term movements required to meet the repayment schedules of the loans.
The impact in 2009 of hedges of net investments in foreign operations for its investments amounted to a gain of 432 million euros (loss of 1,509 million euros in 2008).
In 2009 and 2008, Telefónica, S.A. bought and sold the following investments:
a)	Acquisitions of investments and capital increases:

	Millions of euros
Companies	2009	2008
Subsidiaries:
Telefónica O2 Europe, Ltd.	—	224
Telefónica Móviles Colombia, S.A.	—	155
Telefónica de Argentina, S.A.	23	—
Others	2	—

Total subsidiaries	25	379

Associates:
Others	—	2

Total associates:	—	2

2009
In December 2009, following approval by the Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders. The total investment amounted to 23 million euros. Following this acquisition, the Telefónica Group holds 100% of the share capital of Telefónica de Argentina, S.A.
2008
In 2008, Telefónica, S.A. agreed to increase Telefónica O2 Europe, Ltd.’s capital by 224 million euros to raise financing for Telefónica Deutschland GmbH, a subsidiary of Telefónica O2 Europe, Ltd.

On January 17, 2008, Telefónica Móviles Colombia, S.A. issued an offer of subscription for the portion of its unsubscribed capital (499,000,000 new shares with par value of 1 peso). The new shares were fully subscribed by Telefónica, S.A. for a total of 155 million euros. As a result, Telefónica, S.A.’s stake in this company increased to 49.4%.
b)	Disposals of investments and capital decreases:

	Millions of euros
Companies	2009	2008
Subsidiaries:
Brasilcel, N.V.	74	—
Telefónica Internacional Wholesale Services América, S.A.	24	58
Ateseco Comunicación, S.A.	27	—
Others	2	2

Total subsidiaries	127	60

Associates:
Portugal Telecom, S.G.P.S., S.A.	—	34
Adquira Spain, S.A.	—	1

Total associates	—	35

2009
On November 16, 2009, approval was given at the General Shareholders’ Meeting of Brasilcel, N.V. to return contributions to shareholders in accordance with their percentage interest, for a total amount of 123 million US dollars, of which 61.5 million dollars (41 million euros) corresponded to Telefónica, S.A.
On December 22, 2009, approval was given at the General Shareholders’ Meeting of Brasilcel, N.V. to return contributions to shareholders in accordance with their percentage interest, for a total amount of 93 million US dollars, of which 46.5 million dollars (33 million euros) corresponded to Telefónica, S.A.
On December 1, 2009, approval was given at the General Meeting of Shareholders of Telefónica Internacional Wholesale Services, S.A. to reduce capital by 35.7 million US dollars (24 million euros), with the full amount going to Telefónica, S.A. As a result, the Company’s stake decreased from 78.22% to 76.85%.
In December 2009, approval was given at the General Shareholders’ Meeting of Ateseco Comunicación, S.A. to return the share premium to Telefónica, S.A. of 27 million euros.
2008
On October 1, 2008, approval was given at the General Meeting of Shareholders of Telefónica Internacional Wholesale Services América, S.A. for a partial reduction of capital by 36 million dollars.
On October 1, 2008, approval was given in the General Meeting of Shareholders of Telefónica Internacional Wholesale Services, S.A. for a partial reduction of capital by 75 million dollars. As a result, Telefónica, S.A.’s stake in this company decreased from 80.56% to 78.22%.

Pursuant to the requirements of Portugal Telecom, S.G.P.S.’s Bylaws regarding maximum shareholdings, on December 18, 2008, Telefónica, S.A. reduced its stake in the company by 0.476% to 8.51%. This transaction led to a gain of 1.8 million euros, recognized in the income statement.
On May 6, 2008 Telefónica, S.A. transferred its stake in Telefónica Compras Electrónicas, S.L. to Telefónica Gestión de Servicios Compartidos, S.A., recognizing a gain of 2 million euros. On the same date, Telefónica, S.A. transferred its stake in Adquira Spain, S.A. to Telefónica Compras Electrónicas, S.L., recognizing a gain of 0.5 million euros.
8.2	Assessment of impairment of investments in Group companies, joint ventures and associates
2009
At December 31, 2009, the Company re-estimated the future cash flows derived from its investments in group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency and translated to euros at the official closing rate of each currency at December 31, 2009.
As a result of these re-estimations, the Company recognized a reversal of write-downs amounting to 1,457 million euros (1,087 million euros after the effect of net investment hedges). This amount mainly arises from the reversal recognized by Telefónica Europe, plc, for 1,311 million euros (941 million euros excluding the impact of the net investment hedge) from the favorable movement in the pound sterling’s closing exchange rate, with a 7.25% appreciation in 2009.
This amount also includes the entire reversal of the write-down recognized in 2008 for the stake in Portugal Telecom, S.G.P.S., of 178 million euros. The share price of this company on the Lisbon stock exchange rose 40% in 2009.
2008
On January 1, 2008, in accordance with the first-time application of the new accounting principles, Telefónica, S.A. revised the recoverable amount of its investments in group companies and associates, estimating the future cash flows derived from them. These revisions uncovered unrealized gains in the equity of these companies. Accordingly, at the transition date the investment portfolio provisions, net of the related tax effect, were reversed for an amount of 13,162 million euros.
This amount was reversed with a balancing entry in the reserve for the first-time application in accordance with the rules for transition to the new accounting principles. This reserve is recorded as “Other reserves” in the Company’s equity (see Note 11.1 c).
At December 31, 2008, Telefónica, S.A. re-estimated the future cash flows derived from its investments in group companies and associates. The re-estimation uncovered the need to write down the values of the shareholdings in Telefónica Europe, plc. Telco, S.p.A. and Portugal Telecom, S.G.P.S.(see Note 18.9).
The write-down to the stake in Telefónica Europe, plc was due to the 23% depreciation of the pound sterling, although this was in part offset by Telefónica, S.A.’s hedges of its net investment in foreign operations.

The write-down to the stake in Telco, S.p.A. entailed the write-down made by Telco, S.p.A. of its 10.36% ownership of the voting shares of Telecom Italia, S.p.A. (7.15% of the dividend rights). This impact was calculated taking into account the estimated synergies to be obtained, mainly in its European operations through the alliances reached with Telecom Italia, S.p.A.
8.3	The detail of subsidiaries and associates is shown in Appendix I.

8.4	Transactions protected for tax purposes.
Transactions carried out in 2009 that are considered protected for tax purposes, as defined in Articles 83 or 94, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs.
Only one transaction of this type involving subsidiaries belonging to the Tax Group headed by Telefónica, S.A. took place in 2009.
On November 23, 2009, the public deed for the merger and takeover by Telefónica Cable Menorca, S.A.U. by Telefónica Cable, S.A.U. was granted. As a result of this merger, the bidder, Telefónica Cable, S.A.U. acquired all the rights and obligations of the target.
2008
On October 28, 2008, the deed for the merger and takeover of Viajar.com Viajes, S.L. and Terra Business Travel, S.A. by Red Universal de Marketing y Bookings Online, S.A. (RUMBO) was registered. As a result of this merger, the bidder, Red Universal Marketing y Bookings Online, S.A. (RUMBO), acquired all the rights and obligations of the targets.
8.5	The breakdown and maturity of loans to group companies and associates in 2009 and 2008 are follows:

							Final
						2015 and	balance,
2009						subsequent	current and
Company (millions of euros)	2010	2011	2012	2013	2014	years	non-current
Telefónica de España, S.A.U.	1,142	—	—	1,395	—	—	2,537
Telefónica Móviles España, S.A.U.	407	—	—	—	—	—	407
Telefónica Móviles México, S.A. de C.V.	250	1,244	—	—	—	—	1,494
Telefónica de Contenidos, S.A.U.	9	—	—	1,142	—	79	1,230
Telefónica Internacional, S.A.U.	1,110	—	—	—	—	—	1,110
Telefónica Móviles Argentina, S.A.	81	—	—	22	—	29	132
Inversiones Telefónica Móviles Holding, Ltd.	50	—	—	—	—	—	50
Others	92	18	—	3	—	68	181

Total	3,141	1,262	—	2,562	—	176	7,141

							Final
						2014 and	balance,
2008						subsequent	current and
Company (millions of euros)	2009	2010	2011	2012	2013	years	non-current
Telefónica de España, S.A.U.	3,731	—	—	—	2,093	—	5,824
Telefónica Móviles España, S.A.U.	4,142	—	—	—	—	—	4,142
Telefónica Móviles México, S.A. de C.V.	794		2,092	—	—	—	2,886
Telefónica de Contenidos, S.A.U.	6	—	—	—	1,142	79	1,227
Telefónica Internacional, S.A.U.	493	—	—	—	—	—	493
Telefónica Móviles Argentina, S.A.	113	—	—	—	28	241	382
Inversiones Telefónica Móviles Holding, Ltd.	—	284	—	—	—	—	284
Others	104	13	40	3	52	3	215

Total	9,383	297	2,132	3	3,315	323	15,453

The main loans granted to Group companies are described below:
•
Financing granted to Telefónica de España, S.A.U. consists mainly of a loan dated January 4, 1999 resulting from the company’s spin-off from Telefónica on January 1, 1999, that bears interest at 6.80% and had an outstanding balance of 2,093 million euros at December 31, 2009, of which 1,395 million euros are long term and 698 million euros are short term. The short-term amount includes accrued interest payable of 14 million euros.

Financial year 2006 featured the takeover and merger of Terra Networks España, S.A.U. by Telefónica de España, S.A.U., both wholly owned direct subsidiaries of Telefónica, S.A. As a result, Terra Networks España, S.A.U. was dissolved without liquidation, and Telefónica de España, S.A.U. assumed the 397 million euros participating loan granted by Telefónica, S.A. to Terra Networks España, S.A.U. This loan matured on November 15, 2009.
In 2008, Telefónica de España, S.A.U. resolved to pay an interim dividend against profit for the year totaling 1,800 million euros. This amount was recognized under “Current assets — Loans to group companies and associates” and was collected in 2009. The movement is shown in “Disposals” in the table of movements.
•
Financing granted to Telefónica Móviles España, S.A.U. in 2008 comprised a participating loan dated October 1, 2002, for 3,101 million euros, paying annual fixed interest plus a floating interest rate based on the performance of the company. The loan matured on December 22, 2009 and was offset with a debt granted by Telefónica Móviles España, S.A.U. to Telefónica, S.A. (see Note 15.1).

•
On December 1, 2008, Telefónica, S.A. decided to modify the currency in which it should repay the principle, accrued interest payable and any other item related to the loans granted to Telefónica Móviles México, S.A. de C.V. The exchange rate applied in the conversion of former euro-denominated loans into dollars was published by the Bank of Mexico on November 28, 2008. The conditions regarding interest and maturity of the loans were not altered.

On June 11, 2009, Telefónica, S.A. agreed to capitalize 10,340 million Mexican pesos of the principal of these loans and 15,660 million Mexican pesos of accrued interest receivable (equivalent to 1,381 million euros). On that date, 10,000 million Mexican pesos were capitalized, with the remainder pending capitalization until December 11, 2009. The capitalization was recognized with a transfer in the movement of financial assets (see Note 8.1).
After the capitalization, the total amount drawn (loan principle) at December 31, 2009 was 27,912 million Mexican pesos, equivalent to 1,494 million euros (38,252 million Mexican pesos in 2008).

•
Financing granted to Telefónica de Contenidos, S.A.U. mainly comprises a 1,142 million euros participating loan, fully drawn down at December 31, 2009 and 2008, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. In addition, Telefónica, S.A. granted a new participating loan of 79 million euros maturing in 2015 to provide Telefónica de Contenidos, S.A.U. with funding to cover the financial charges linked to the participating loan mentioned above.

•
A loan was granted to Telefónica Internacional, S.A.U. on April 15, 2008 for 1,000 million euros, of which 794 million euros had been drawn down at December 31, 2009 (408 million euros in 2008). The loan matures on April 14, 2009, subject to a one-year renewal commitment, and accrues interest at the 3M Euribor rate. The short-term amount includes accrued interest receivable of 3 million euros.

•	Financing granted to Telefónica Móviles Argentina, S.A. comprises a number of dollar-denominated loans, maturing between 2010 and 2015 and bearing a fixed interest rate.
•
Financing granted to Inversiones Telefónica Móviles Holding, Ltd. was arranged on November 4, 2008 as a result of the loan assigned by Telefónica Internacional Chile, S.A. to Telefónica, S.A. for 284 million euros. At December 31, 2009, an amount of 50 million euros had been drawn down. This loan falls due in 2010 and bears interest linked to the 3M Euribor rate.

•
“Disposals” of current assets — loans to group companies and associates includes the cancellation of balances receivable from subsidiaries belonging to Telefónica, S.A.’s Tax Group on debts with them of 1,859 million euros (3,434 million euros in 2008).

•
The Company has also extended 1,166 million euros of loans in 2009 in connection with the taxation of Telefónica, S.A. as the head of the Tax Group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17), mainly 407 million euros to Telefónica Móviles España, S.A.U. (1,039 million euros in 2008), 430 million euros to Telefónica de España, S.A.U. (795 million euros in 2008) and 313 million euros to Telefónica Internacional, S.A.U., all falling due in the short term.

“Loans to Group companies” includes accrued interest receivable at December 31, 2009 amounting to 21 million euros (922 million euros in 2008). The decrease in accrued interest receivable relates mainly to the capitalization of interest on loans of Telefónica Móviles México, S.A. de C.V. described above.
8.6	Other financial assets with group companies and associates
This includes rights to collect amounts from other group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2010, 2011 and 2012 (see Note 18.3).

(9)	FINANCIAL INVESTMENTS

9.1.	The breakdown of “Financial investments” at December 31, 2009 and 2008 is as follows:

	ASSETS AT FAIR VALUE
					Measurement hierarchy
						Level 2:
						Estimates
						based on	ASSETS AT AMORTIZED COST
	Available-					other directly			Subtotal
	for-sale	Financial		Subtotal	Level 1:	observable		Other	Assets at	Subtotal	TOTAL
2009	financial	assets held		assets at	Quoted	market	Loans and	financial	amortized	Liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	assets	for trading	Hedges	fair value	prices	inputs	receivables	assets	cost	fair value	AMOUNT	VALUE

Non-current financial investments	544	839	1,519	2,902	544	2,358	59	98	157	157	3,059	3,059

Equity instruments	544	—	—	544	544	—	—	—	—	—	544	544
Derivatives (Note 16)	—	839	1,519	2,358	—	2,358	—	—	—	—	2,358	2,358
Loans to third parties and other financial assets	—	—	—	—	—	—	59	98	157	157	157	157

Current financial investments	—	476	41	517	—	517	5	—	5	5	522	522

Loans to third parties	—	—	—	—	—	—	5	—	5	5	5	5
Derivatives (Note 16)	—	476	41	517	—	517	—	—	—	—	517	517

Total financial investments	544	1,315	1,560	3,419	544	2,875	64	98	162	162	3,581	3,581

	ASSETS AT FAIR VALUE
					Measurement hierarchy
						Level 2:
						Estimates
						based on	ASSETS AT AMORTIZED COST
	Available-					other directly			Subtotal
	for-sale	Financial		Subtotal	Level 1:	observable		Other	Assets at	Subtotal	TOTAL
2008	financial	assets held		assets at	Quoted	market	Loans and	financial	amortized	Liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	assets	for trading	Hedges	fair value	prices	inputs	receivables	assets	cost	fair value	AMOUNT	VALUE

Non-current financial investments	383	1,185	2,273	3,841	383	3,458	25	387	412	413	4,253	4,254

Equity instruments	383	—	—	383	383	—	—	—	—	—	383	383
Derivatives (Note 16)	—	1,185	2,273	3,458	—	3,458	—	—	—	—	3,458	3,458
Loans to third parties and other financial assets	—	—	—	—	—	—	25	387	412	413	412	413

Current financial investments	—	675	281	956	—	956	46	—	46	96	1,002	1,052

Loans to third parties	—	—	—	—	—	—	46	—	46	96	46	96
Derivatives (Note 16)	—	675	281	956	—	956	—	—	—	—	956	956

Total financial investments	383	1,860	2,554	4,797	383	4,414	71	387	458	509	5,255	5,306

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.
9.2	Held-for-trading financial assets and hedges
These two categories include the fair value of outstanding derivate financial instruments at December 31, 2009 and 2008 (see Note 16).
9.3	Available-for-sale financial assets
This category mainly includes the fair value of investments in listed companies (equity instruments). The movement of items composing this category at December 31, 2009 and 2008 are as follows:

	2009
	Balance at	Additions	Fair value	Balance at
(Millions of euros)	January 1	(disposals)	adjustments	December 31

Banco Bilbao Vizcaya Argentaria, S.A.	314	3	151	468
Amper, S.A.	8	—	3	11
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	55	—	10	65
Other equity investments	6	(6)	—	—

Total	383	(3)	164	544

	2008
	Balance at	Additions	Fair value	Balance at
(Millions of euros)	January 1	(disposals)	adjustments	December 31

Banco Bilbao Vizcaya Argentaria, S.A.	607	—	(293)	314
Sogecable, S.A.	45	(46)	1	—
Amper, S.A.	19	—	(11)	8
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	142	—	(87)	55
Other equity investments	6	—	—	6

Total	819	(46)	(390)	383

In June 2009, Telefónica, S.A. took a 34 million euros write-down on the value of its shareholding in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. as a result of the steady decline in its market price. This write-down was recognized in “Gain (loss) on available-for-sale financial assets recognized in the period” (see Note 18.10).
This heading in 2008 included the gain on the disposal of the Company’s stake in Sogecable, S.A. after acceptance of the takeover bid launched by Promotora de Informaciones, S.A. (“PRISA”) for Sogecable, S.A. on May 9, 2008.

Among these is the investment held by Telefónica, S.A. in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 representing 0.98% of its share capital at year-end 2009. The amount included under “Additions” for the stake in BBVA relates to the recognition of the dividend in kind approved at that company’s General Shareholders’ Meeting held on March 13, 2009, whereby one new share was granted to each 62 existing shares held by shareholders.
At year-end 2009, the Company assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any additional impairment losses.
In 2009 and 2008, changes recognized in the equity of Telefónica, S.A. to the fair value of available-for-sale assets, net of the tax effect, amounted to gains of 115 million euros and losses of 273 million euros, respectively (see Note 11.2).
9.4	Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2009 and 2008 is as follows:

(Millions of euros)	2009	2008
Other non-current financial assets
Loans to third parties	59	25
Prepayments	1	1
Guarantees given	97	386
Other current financial assets:
Loans to third parties	5	46

Total	162	458

9.4.1 Loans to third parties
2009

Non-current loans to third parties includes the cost of options arranged at December 31, 2009 to cover shared-based payment schemes involving Telefónica, S.A. shares (phases III and IV, respectively) for 59 million euros (see Note 18.3).
2008
Loans to third parties, both non-current and current, includes the cost of options arranged at December 31, 2008 to cover shared-based payment schemes involving Telefónica, S.A. shares (phases I and III, respectively) for 71 million euros (see Note 18.3). The hedges arranged in 2006 for 46 million euros were recognized as current, as the first phase of the share option plan ended in June 2009.

9.4.2 Guarantees given
“Guarantees given” under non-current assets mainly comprise deposits made to cover the guarantees provided for Ipse 2000 S.p.A., which totaled 86 million and 375 million euros at December 31, 2009 and 2008, respectively. The decrease in this deposit is due to the payments made in 2009 for a total of 291 million euros to the Italian government corresponding to the quotas of the UMTS license for 2006 to 2009. At December 31, 2009, the quota corresponding to 2010 is pending.
All future payments related to this guarantee have counterguarantees by other Telefónica Group companies and therefore do not pose a risk for Telefónica, S.A. (see Note 19 c).
(10)	TRADE AND OTHER RECEIVABLES
The breakdown of “Trade and other receivables” at December 31, 2009 and 2008 is as follows:

(Millions of euros)	2009	2008
Trade receivables	65	14
Trade receivables from Group companies and associates	639	474
Other receivables	7	19
Receivables from employees	—	1
Current income tax assets (Note 17)	133	38

Total	844	546

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).
“Trade receivables” and “Trade receivables from group companies and associates” include balances in foreign currency equivalent to 94 million euros (78 million euros in 2008). In December 2009, there were receivables in dollars equivalent to 66 million euros and Czech crown equivalent to 28 million euros. In December 2008, there were receivables in dollars equivalent to 68 million euros and Brazilian reais equivalent to 9 million euros.
These balances gave rise to exchange gains in the income statement of approximately 1 million euros in 2009 and 2008.

(11)	EQUITY

11.1	Capital and reserves
a)	Share capital
At December 31, 2009, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.
In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2009, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2008, 2009 and 2010.
In addition, on June 23, 2009, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstance could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was entered into the corresponding registry. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Other reserves” of this same Note. The cancelled shares were delisted on December 30, 2009.
At December 31, 2009 and 2008, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	No. of shares	Acquisition price	Trading price	Value (1)%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

(1)	Millions of euros

		Euros per share		Market
	No. of shares	Acquisition price	Trading price	Value (1)%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

(1)	Millions of euros
The movement in treasury shares of Telefónica, S.A. in 2009 and 2008 is as follows:

No. of shares
Treasury shares at 12/31/07	64,471,368
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Disposals	(40,730,735)
Delivery PSP Phase I (Note 18.3)	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

The amount paid to acquire own equity instruments in 2009 and 2008 was 1,005 million and 2,225 million euros, respectively.
On October 16, 2009, Telefónica, S.A. sold 40.7 million treasury shares to Telefónica Internacional, S.A.U. under an agreement entered into between the Telefónica Group and China Unicom Hong Kong Limited. On October 21, 2009, this agreement was executed with the mutual share exchange between Telefónica Internacional, S.A.U. and China Unicom amounting to 1,000 million dollars. The treasury shares were sold to Telefónica Internacional, S.A.U. at a price of 766 million euros.
Treasury shares sold in 2009 and 2008 amounted to 766 million and 1 million euros, respectively.

At December 31, 2009, Telefónica, S.A. held firm call options on 150 million treasury shares. At December 31, 2008, Telefónica, S.A. held firm put options on 6 million treasury shares.
b)	Legal reserve
According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2009 this reserve has been duly set aside.
c)	Other reserves
“Other reserves” includes:
•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2009, an amount of 15 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves.” In 2008, an amount of 19 million euros was reclassified in this connection. The balance of this reserve at December 31, 2009 and 2008 was 157 million and 172 million euros, respectively.

•
Reserve for cancelled share capital: In accordance with Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of the same Law, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2009, a reserve for cancelled share capital amounting to 141 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2009 was 498 million euros. In 2008, a reserve for cancelled share capital amounting to 68 million euros was recorded, the same amount as the capital reduction made that year. The cumulative amount of the reserve for cancelled share capital at December 31, 2008 was 357 million euros.

•
Pursuant to the provisions of Royal Decree 1514/2007 approving the new accounting principles in Spain, after the distribution of 2008 profits the Company set aside a non-distributable reserve for the amount of goodwill of 1.7 million euros. The proposed appropriation of 2009 profit (see Note 3) includes an additional allocation of the same amount to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

•
“Other reserves” also includes the reserve for the impacts of adjustments made on the first-time application of the new accounting principles approved by Royal Decree 1514/2007. The financial statements for 2008 were the first such statements prepared in accordance with this Royal Decree. The impacts of adjustments on first-time application were recognized in equity, pursuant to the second transitional provision of the aforementioned Royal Decree, as indicated in the 2008 financial statements.

d)	Dividends
Dividends paid in 2009
At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of a fixed gross 0.50 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009 (see Note 3). The total amount paid was 2,277 million euros.
In addition, at its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros. This dividend was paid in full on November 11, 2009, for a total amount of 2,280 million euros.
Dividends paid in 2008
At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.
In addition, in November 2008 an interim dividend against 2008 profit of a fixed gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.

11.2	Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2009 and 2008 are as follows:

				Amounts
				transferred to
(Millions of euros)	Balance at	Valuation at	Tax effect of	income	Tax effect of	Balance at
2009	January 1	market value	additions	statement	transfers	December 31

Available-for-sale financial assets (Note 9.3)	(229)	164	(49)	34	(11)	(91)
Cash flow hedges (Note 16)	78	(371)	110	(76)	23	(236)

Total	(151)	(207)	61	(42)	12	(327)

				Amounts
				transferred to
(Millions of euros)	Balance at	Valuation at	Tax effect of	income	Tax effect of	Balance at
2008	January 1	market value	additions	statement	transfers	December 31

Available-for-sale financial assets (Note 9.3)	51	(390)	117	(11)	4	(229)
Cash flow hedges (Note 16)	176	(189)	57	50	(16)	78

Total	227	(579)	174	39	(12)	(151)

(12)	FINANCIAL LIABILITIES
The breakdown of “Financial liabilities” at December 31, 2009 and 2008 is as follows:

	LIABILITIES AT FAIR VALUE
				Measurement hierarchy
					Level 2:
					Estimates
					based on	Level 3:
			Subtotal		other	Estimates not	LIABILITIES AT
	Financial		financial		directly	based on	AMORTIZED COST
	liabilities		liabilities	Level 1:	observable	other directly	Trade and	Subtotal	TOTAL
2009	held for		at fair	Quoted	market	observable	other	Liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	trading	Hedges	value	prices	inputs	market data	payables	fair value	AMOUNT	VALUE

Non-current financial liabilities	460	1,028	1,488	—	1,488	—	39,075	40,948	40,563	42,436

Payable to group companies and associates	—	—	—	—	—	—	31,984	33,891	31,984	33,891
Bank borrowings	—	—	—	—	—	—	6,833	6,812	6,833	6,812
Bonds and other marketable debt securities	—	—	—	—	—	—	192	179	192	179
Derivatives (Note 16)	460	1,028	1,488	—	1,488	—	—	—	1,488	1,488
Other financial liabilities	—	—	—	—	—	—	66	66	66	66

Current financial liabilities	266	1,039	1,305	—	1,305		14,889	14,876	16,194	16,181

Payable to group companies and associates	—	—	—	—	—	—	13,829	13,816	13,829	13,816
Bank borrowings	—	—	—	—	—	—	481	482	481	482
Bonds and other marketable debt securities	—	—	—	—	—	—	335	334	335	334
Derivatives (Note 16)	266	1,039	1,305	—	1,305		—	—	1,305	1,305
Other financial liabilities	—	—	—	—	—	—	244	244	244	244

Total financial liabilities	726	2,067	2,793	—	2,793	—	53,964	55,824	56,757	58,617

	LIABILITIES AT FAIR VALUE
				Measurement hierarchy
					Level 2:
					Estimates
					based on	Level 3:
			Subtotal		other	Estimates not	LIABILITIES AT
	Financial		financial		directly	based on	AMORTIZED COST
	liabilities		liabilities	Level 1:	observable	other directly	Trade and	Subtotal	TOTAL
2008	held for		at fair	Quoted	market	observable	other	Liabilities at	CARRYING	TOTAL FAIR
(Millions of euros)	trading	Hedges	value	prices	inputs	market data	payables	fair value	AMOUNT	VALUE

Non-current financial liabilities	443	1,798	2,241	—	2,241	—	38,475	35,818	40,716	38,059

Payable to group companies and associates	—	—	—	—	—	—	30,955	28,250	30,955	28,250
Bank borrowings	—	—	—	—	—	—	7,225	7,273	7,225	7,273
Bonds and other marketable debt securities	—	—	—	—	—	—	288	288	288	288
Derivatives (Note 16)	443	1,798	2,241	—	2,241	—	—	—	2,241	2,241
Other financial liabilities	—	—	—	—	—	—	7	7	7	7

Current financial liabilities	564	140	704	—	704	—	19,087	19,090	19,791	19,794

Payable to group companies and associates	—	—	—	—	—	—	16,568	16,559	16,568	16,559
Bank borrowings	—	—	—	—	—	—	788	788	788	788
Bonds and other marketable debt securities	—	—	—	—	—	—	1,567	1,579	1,567	1,579
Derivatives (Note 16)	564	140	704	—	704	—	—	—	704	704
Other financial liabilities	—	—	—				164	164	164	164

Total financial liabilities	1,007	1,938	2,945	—	2,945	—	57,562	54,908	60,507	57,853

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.
The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.
(13)	BONDS AND OTHER MARKETABLE DEBT SECURITIES

13.1	The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2009 and 2008 are as follows:

	Non-convertible	Other
(Millions of euros)	debentures and	marketable debt
2009	bonds	securities	Total

Balance at January 1	997	858	1,855

Depreciation and amortization	(800)	(504)	(1,304)
Revaluation and other movements	(38)	14	(24)

Balance at December 31	159	368	527

Detail of maturities:
Non-current	138	54	192
Current	21	314	335

	Non-convertible	Other
(Millions of euros)	debentures and	marketable debt
2008	bonds	securities	Total

Balance at January 1	1,505	1,371	2,876

Depreciation and amortization	(421)	(519)	(940)
Revaluation and other movements	(87)	6	(81)

Balance at December 31	997	858	1,855

Detail of maturities:
Non-current	173	115	288
Current	824	743	1,567
Maturities of the nominal amounts of debenture and bond issues at December 31, 2009 and 2008 are as follows:

				Maturity
2009		% interest							Subsequent
Name	Interest rate	rate		2010	2011	2012	2013	2014	years	TOTAL
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES C	FIXED	12.60		4	—	—	—	—	—	4
FEBRUARY 1990 SERIES F	ZERO COUPON (**)	12.82		15	—	—	—	—	—	15
JULY 99	ZERO COUPON (**)	6.39		—	—	—	—	—	57	57
MARCH 00	FLOATING	5.2761	(*)	—	—	—	—	—	50	50

Total issues				19	—	—	—	—	107	126

				Maturity
2008		% interest							Subsequent
Name	Interest rate	rate		2009	2010	2011	2012	2013	years	TOTAL
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES C	FIXED	12.6		—	4	—	—	—	—	4
FEBRUARY 1990 SERIES F	ZERO COUPON (**)	12.58		—	14	—	—	—	—	14
APRIL 99	FIXED	4.5		500	—	—	—	—	—	500
JUNE 99	FLOATING	6.04		300	—	—	—	—	—	300
JULY 99	ZERO COUPON(**)	6.37		—	—	—	—	—	54	54
MARCH 00	FLOATING	5.09	(*)	—	—	—	—	—	50	50

Total issues				800	18	—	—	—	104	922

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.

(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.
13.2	The detail of the maturities and redemption values of zero-coupon debentures and bonds at December 31, 2009 and 2008 is as follows:

2009	Redemption	Redemption	Amortized	Redemption
Issue	date	rate	cost	value
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES F	02/26/2010	1,069.470%	15	15
JULY 99	07/21/2029	637.639%	57	191

Total			72	206

2008	Redemption	Redemption	Amortized	Redemption
Issue	date	rate	cost	value
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES F	02/26/2010	1,069.470%	14	15
JULY 99	07/21/2029	637.639%	54	191

Total			68	206

The remaining debentures and bonds have been measured at amortized cost at the year end.
13.3	At December 31, 2009, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Nominal
amount of
Amount		the promissory	Terms of the
(millions of euros)	Placement system	note	promissory note	Placement

2,000	Auctions	1,000 euros	3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
	Tailored and brokered by participating entities	100,000 euros	Between 7 and 750 days	Specific transactions
At December 31, 2009 the outstanding balance on this promissory note program was 254 million euros (741 million euros in 2008).

With respect to the transaction with La Estrella, S.A. de Seguros consisting of the issuance of bearer promissory notes, on February 15, 2001 Telefónica, S.A. issued 74 bearer promissory notes with a face value of 126 million euros and final maturity in February 2011. The nominal amounts outstanding at year-end 2009 and 2008 were 68 million and 74 million euros, respectively, equivalent to outstanding balances of 59 million and 54 million euros, respectively on the balance sheet.
In 2006, the Company acquired shares in O2, plc, payment for which was deferred through the arrangement of a 207 million pounds sterling (308 million euro) “Loan Notes” program. This program, enacted under UK law, gives the seller of the shares rights to a security that pays semi-annual interest and the option to collect the principal on demand at the interest payment dates (June 30 and December 31) until December 31, 2010, when the program ends. The outstanding balance of the program at December 31, 2009 amounted to 49 million pounds sterling (55 million euros). The outstanding balance of the program at December 31, 2008 amounted to 60 million pounds sterling (63 million euros).
13.4	The average interest rate in 2009 on debentures and bonds outstanding during the year was 5.47% (5.14% in 2008) and the average interest rate on corporate promissory notes was 1.318% (4.62% in 2008).
(14)	INTEREST-BEARING DEBT AND DERIVATIVES
14.1	The balances at December 31, 2009 and 2008 are as follows:

	December 31, 2009
Item (millions of euros)	Current	Non-current	Total
Loans and borrowings	453	6,833	7,286
Foreign-currency loans and borrowings	28	—	28
Derivative financial liabilities (Note 16)	1,305	1,488	2,793

Total	1,786	8,321	10,107

	December 31, 2008
Item (millions of euros)	Current	Non-current	Total
Loans and borrowings	535	7,128	7,663
Foreign-currency loans and borrowings	253	97	350
Derivative financial liabilities (Note 16)	704	2,241	2,945

Total	1,492	9,466	10,958

14.2	The nominal values of the main interest-bearing debts at December 31, 2009 and 2008 are as follows:

	December 31, 2009
					Balance	Balance
		Maturity		Limit at	(million,	(million
Description	Value date	date	Currency	12/31/09	currency)	euros)
ECAS structured facility	11/26/04	11/15/10	USD	377	40	28
€6bn syndicated loan	06/28/05	06/28/13	EUR	6,000	6,000	6,000
Syndicated loan savings banks	04/21/06	04/21/17	EUR	700	700	700

	December 31, 2008
					Balance	Balance
		Maturity		Limit at	(million,	(million
Description	Value date	date	Currency	12/31/08	currency)	euros)
ECAS structured facility	11/26/04	11/15/10	USD	377	115	83
€3bn syndicated loan	07/06/04	07/06/09	USD	3,000	302	217
€6bn syndicated loan	06/28/05	06/28/11	EUR	6,000	6,000	6,000
Syndicated loan savings banks	04/21/06	04/21/17	EUR	700	700	700

14.3	Maturities of balances at December 31, 2009 and 2008 are as follows:

	December 31, 2009
	Maturity
						Subsequent	Balance
Item (millions of euros)	2010	2011	2012	2013	2014	years	December 31
Loans and borrowings	453	780	2,677	2,000	—	1,376	7,286
Foreign-currency loans and borrowings	28	—	—	—	—	—	28
Derivative financial liabilities (Note 16)	1,305	210	94	56	60	1,068	2,793

Total	1,786	990	2,771	2,056	60	2,444	10,107

	December 31, 2008
	Maturity
						Subsequent	Balance
Item (millions of euros)	2009	2010	2011	2012	2013	years	December 31
Loans and borrowings	535	—	5,135	601	—	1,392	7,663
Foreign-currency loans and borrowings	253	65	—	—	—	32	350
Derivative financial liabilities (Note 16)	704	1,209	121	40	52	819	2,945

Total	1,492	1,274	5,256	641	52	2,243	10,958

14.4
On April 21, 2006, Telefónica S.A. arranged a 700 million euro syndicated loan, denominated in euros and bearing interest linked to the Euribor rate. In 2009, there were no movements in this loan, which will be repaid in two equal installments, in April 2015 and 2017, respectively.

On June 28, 2005 Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. The loan is denominated in euros and can be drawn either in this currency or in US dollars, sterling, yen, Swiss francs or any other currency subject to prior agreement by the banking institutions. On February 13, 2009, an amendment was signed to extend the term of 4,000 million euros of the 6,000 million euros drawn down, by one year for 2,000 million euros and by two years for the other 2,000 million euros. At December 31, 2009, this loan was fully drawn down.
On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank N.V. formalized a credit facility, secured by the export credit agencies of Finland (“Finnvera”) and Sweden (“EKN”), bearing fixed interest of 3.26%, with a limit of 377 million euros and final maturity on November 15, 2010. This financing will cover up to 85% of the purchases of network equipment to be made by Telefónica Móviles Group companies from Ericsson and Nokia. In 2009, a total of 75 million dollars was repaid, leaving an outstanding balance at December 31, 2009 of 40 million dollars, equivalent to 28 million euros. The balance at December 31, 2008 was 115 million dollars, equivalent to 83 million euros.
On July 6, 2004, Telefónica, S.A. arranged a 3,000 million euro syndicated multicurrency loan with several Spanish and foreign banks. This loan was cancelled at its maturity on July 6, 2009.
14.5	Average interest on loans and borrowings
The average interest rate in 2009 on loans and borrowings denominated in euros was 1.448% and on foreign-currency loans and receivables it was 1.626%.
The average interest rate in 2008 on loans and borrowings denominated in euros was 4.68% and on foreign-currency loans and receivables it was 3.56%.

14.6	Unused credit facilities
The balances of “Loans and borrowings” relate only to amounts drawn down.
At December 31, 2009 and 2008, Telefónica had undrawn credit facilities amounting to 5,322 million and 4,762 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2009 and 2008 is not subject to compliance with any financial covenants.
(15)	PAYABLES TO GROUP COMPANIES AND ASSOCIATES
15.1	The breakdown at December 31, 2009 and 2008 is as follows:

December 31, 2009
(Millions of euros)	Non-current	Current	Total
Loans	31,643	13,637	45,280
Trade payables to group companies and associates	37	82	119
Derivatives (Note 16)	16	17	33
Payable to subsidiaries due to taxation on a consolidated basis	288	93	381

Total	31,984	13,829	45,813

December 31, 2008
(Millions of euros)	Non-current	Current	Total
Loans	30,576	16,118	46,694
Trade payables to group companies and associates	14	66	80
Derivatives (Note 16)	44	65	109
Payable to subsidiaries due to taxation on a consolidated basis	321	319	640

Total	30,955	16,568	47,523

The maturity of these loans at year-end 2009 and 2008 is as follows:

December 31, 2009
						2015 and	Final balance,
						subsequent	current and
Company (millions of euros)	2010	2011	2012	2013	2014	years	non-current
Telefónica Emisiones, S,A,U,	1,986	2,942	632	2,463	4,244	12,265	24,532
Telefónica Europe, B,V,	2,519	—	4,540	2,245		1,463	10,767
Telefónica Móviles España, S,A,U,	301	—	—	—	—	—	301
Telefónica Finanzas, S,A,U,	8,066	300				549	8,915
Others	765	—	—	—	—	—	765

Total	13,637	3,242	5,172	4,708	4,244	14,277	45,280

December 31, 2008
						2014 and	Final balance,
						subsequent	current and
Company (millions of euros)	2009	2010	2011	2012	2013	years	non-current
Telefónica Emisiones, S.A.U.	1,503	1,338	2,939	622	2,548	8,821	17,771
Telefónica Europe, B.V.	2,274	1,796	—	4,382	2,380	1,499	12,331
Telefónica Móviles España, S.A.U.	—	1,402	2,000	—	—	—	3,402
Telefónica Finanzas, S.A.U.	11,822	—	300	—	—	549	12,671
Others	519	—	—	—	—	—	519

Total	16,118	4,536	5,239	5,004	4,928	10,869	46,694

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Europe, B.V. at December 31, 2009 was 10,767 million euros (12,331 million euros in 2008). This financing entails a number of loans paying market rates of interest calculated on a Euribor plus spread basis. The average interest rate was 4.11% in 2009 and 5.78% in 2008.

This financing mainly derives from the syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling at October 31, 2005 to fund the acquisition of O2, Plc., which at December 14, 2006 was reduced to 7,000 million pounds sterling, while the maturity was extended from 2008 to 2013. The outstanding balance on this loan at December 31, 2009 and 2008 was 3,091 million and 4,203 million euros, respectively.
The carrying amount of financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2009 was 24,532 million euros (17,771 million euros in 2008). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2009 was 4.98% (5% in 2008). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on their effective rate. Telefónica Emisiones, S.A.U. raised financing in 2009 mainly by tapping the European and US capital markets, issuing the following bonds:

			Nominal maturities
(Millions of euros)				2015 and subsequent
Debentures and bonds	Currency	% Interest rate	2014	years	Total
T. EMISIONES FEBRUARY 2014	EUR	5.4310%	2,000	—	2,000
T. EMISIONES APRIL 2016	EUR	5.4960%	—	1,000	1,000
T. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	400	400
T. EMISIONES APRIL 2016	EUR	5.4960%	—	500	500
T. EMISIONES JANUARY 2015	USD	4.9490%	—	868	868
T. EMISIONES JULY 2019	USD	5.8770%	—	694	694
T. EMISIONES NOVEMBER 2019	EUR	4.6930%	—	1,750	1,750
T. EMISIONES DECEMBER 2022	GBP	5.2890%	—	732	732
T. EMISIONES DECEMBER 2014	EUR	1 x EURIBOR3M + 0.70%	100	—	100
Meanwhile, at December 31, 2009, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group, amounting to 8,915 million euros (12,671 million euros in 2008) in a series of loans earning market interest rates.
At December 31, 2008, there was a loan with Telefónica Móviles España, S.A.U. for 3,402 million euros Telefónica Móviles España, S.A.U. also had a participating loan for 3,101 million euros (see Note 8.5) maturing on December 22, 2009. On that date, authorization was given to offset the amounts, leaving a balance of 301 million euros in favor of Telefónica Móviles España, S.A.U. due December 21, 2010. Accordingly, it appears under current liabilities in the balance sheet.
Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2009 resulting from fair value interest rate and exchange rate hedges.
“Loans to Group companies” under current assets includes accrued interest receivable at December 31, 2009 amounting to 774 million euros (638 million euros in 2008).
15.2
The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 381 million and 640 million euros at December 31, 2009 and 2008, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the Group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. (203 million euros), Telefónica Móviles España, S.A.U. (113 million euros), Telefónica de Contenidos, S.A.U. (17 million euros) and Telefónica Data Corp, S.A.U. (22 million euros).
(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
a)	Derivative financial instruments
In 2009 the Company continued to use derivatives both to limit interest and exchange rate risks on otherwise unhedged positions and to adapt its debt structure to market conditions.
At December 31, 2009, the total outstanding balance of derivative transactions was 96,132 million euros (95,891 million euros at December 31, 2008), of which 73,785 million euros related to interest rate risk and 22,347 million euros to foreign currency risk. In 2008 70,999 million euros related to interest rate risk and 24,892 million euros to foreign currency risk.
It should be noted that at December 31, 2009, Telefónica, S.A. had arranged transactions with financial institutions to hedge interest and exchange rate risks for other Telefónica Group companies amounting to 35 million euros and 847 million euros, respectively. At December 31, 2008 similar arrangements amounted to 101 million euros for interest rate risk and 1,225 million euros for exchange rate risk. These external transactions are matched by parallel intragroup arrangements, with identical terms and maturities, and therefore involve no risk for Telefónica, S.A. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s derivatives at December 31, 2009, their notional amounts at year-end and the expected maturity schedule is as follows:

2009
Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	euros	Amount	Currency	Amount	Currency
Euro interest rate swaps	52,565

Fixed to fixed	35	35	EUR	35	EUR
Fixed to floating	20,723	20,723	EUR	20,723	EUR
Floating to fixed	31,765	31,765	EUR	31,765	EUR
Floating to floating	42	42	EUR	42	EUR

Foreign currency interest rate swaps	13,974

Fixed to floating	10,588
GBP/GBP	1,295	1,150	GBP	1,150	GBP
JPY/JPY	113	15,000	JPY	15,000	JPY
USD/USD	9,180	13,225	USD	13,225	USD
Floating to fixed	3,386
CZK/CZK	430	11,375	CZK	11,375	CZK
GBP/GBP	1,065	945	GBP	945	GBP
MXN/MXN	1	9	MXN	9	MXN
USD/USD	1,890	2,722	USD	2,722	USD

Exchange rate swaps	12,958

Fixed to fixed	2,948
EUR/BRL	115	107	EUR	288	BRL
EUR/CLP	120	112	EUR	87,800	CLP
EUR/CZK	333	352	EUR	8,818	CZK
USD/EUR	2,380	2,207	USD	2,380	EUR
Fixed to floating	319
JPY/EUR	95	15,000	JPY	95	EUR
USD/EUR	224	200	USD	224	EUR
Floating to fixed	271
EUR/MAD	88	90	EUR	1,000	MAD
USD/ARS	182	320	USD	994	ARS
USD/MXN	1	1	USD	12	MXN
Floating to floating	9,420
EUR/CZK	622	550	EUR	16,455	CZK
EUR/GBP	1,937	2,537	EUR	1,720	GBP
GBP/EUR	1,014	775	GBP	1,014	EUR
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	5,667	7,450	USD	5,667	EUR
USD/MXN	2	3	USD	30	MXN

Forwards	6,955

ARS/USD	32	231	ARS	45	USD
EUR/CZK	1,143	1,184	EUR	30,257	CZK
EUR/GBP	394	389	EUR	350	GBP
EUR/MXN	10	10	EUR	180	MXN
EUR/USD	1,723	1,678	EUR	2,482	USD
GBP/EUR	2,342	2,117	GBP	2,342	EUR
GBP/USD	95	92	GBP	137	USD
USD/BRL	159	226	USD	400	BRL
USD/EUR	667	979	USD	667	EUR
USD/GBP	150	218	USD	133	GBP
USD/MXN	240	343	USD	4,519	MXN

Spots	394

EUR/GBP	394	388	EUR	350	GBP

Subtotal	86,846

(Millions of euros)		Notional
Notional amounts of structured products with options	Value in euros	value	Currency
Interest rate options Caps & Floors	7,246

External counterparties
USD	206	297	USD
EUR	5,576	5,576	EUR
GBP	1,464	1,300	GBP

Currency options	2,040

External counterparties
USD/EUR	2,040	2,939	USD

Subtotal	9,286

TOTAL	96,132

The breakdown by average maturity is as follows:

(Millions of euros)		Up to	From 1 to	From 3 to	Over
Hedged underlying item	Notional	1 year	3 years	5 years	5 years
With underlying instrument
Promissory notes	887	500	107	280	—
Loans	20,586	7,877	8,782	419	3,508
In national currency	17,603	6,510	7,299	400	3,394
In foreign currencies	2,983	1,367	1,483	19	114
Debentures and bonds MtM	53,650	14,821	10,728	5,488	22,613
In national currency	21,586	7,557	5,192	3,741	5,096
In foreign currencies	32,064	7,264	5,536	1,747	17,517

Without underlying (*)	21,009	10,008	2,173	4,463	4,365
Swaps	11,666	2,751	1,963	4,306	2,646
Currency options	2,040	—	183	138	1,719
Forwards	7,303	7,257	27	19	—
Total	96,132	33,206	21,790	10,650	30,486

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

2008
Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	euros	Amount	Currency	Amount	Currency
Euro interest rate swaps	48,099

Fixed to floating	17,389	17,389	EUR	17,389	EUR
Floating to fixed	29,148	29,148	EUR	29,148	EUR
Floating to floating	1,562	1,562	EUR	1,562	EUR

Foreign currency interest rate swaps	11,896

Fixed to floating	8,408
GBP/GBP	525	500	GBP	500	GBP
JPY/JPY	119	15,000	JPY	15,000	JPY
USD/USD	7,764	10,805	USD	10,805	USD
Floating to fixed	3,488
CZK/CZK	977	26,305	CZK	26,305	CZK
GBP/GBP	1,255	1,195	GBP	1,195	GBP
MXN/MXN	1	28	MXN	28	MXN
USD/USD	1,255	1,746	USD	1,746	USD

Exchange rate swaps	15,173

Fixed to fixed	2,684
EUR/CLP	135	159	EUR	119,057	CLP
EUR/CZK	109	122	EUR	2,936	CZK
USD/EUR	2,440	2,282	USD	2,440	EUR
Floating to fixed	657
EUR/BRL	89	115	EUR	288	BRL
EUR/MAD	88	90	EUR	1,000	MAD
USD/ARS	478	743	USD	2,296	ARS
USD/MXN	2	3	USD	35	MXN
Fixed to floating	319
JPY/EUR	95	15,000	JPY	95	EUR
USD/EUR	224	200	USD	224	EUR
Floating to floating	11,513
EUR/CLP	43	51	EUR	37,911	CLP
EUR/CZK	1,165	1,050	EUR	31,385	CZK
EUR/GBP	2,882	4,080	EUR	2,745	GBP
GBP/EUR	2,029	1,550	GBP	2,029	EUR
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	5,211	6,700	USD	5,211	EUR
USD/MXN	5	8	USD	91	MXN

Forwards	7,397

ARS/USD	102	694	ARS	143	USD
EUR/CLP	119	122	EUR	105,000	CLP
EUR/CZK	1,470	1,589	EUR	39,592	CZK
EUR/GBP	437	477	EUR	417	GBP
EUR/MXN	28	28	EUR	535	MXN
EUR/USD	2,215	2,265	EUR	3,083	USD
GBP/EUR	1,860	1,585	GBP	1,860	EUR
GBP/USD	74	53	GBP	103	USD
MXN/USD	48	858	MXN	66	USD
USD/BRL	119	157	USD	388	BRL
USD/EUR	594	794	USD	594	EUR
USD/GBP	37	53	USD	36	GBP
USD/MXN	294	418	USD	5,543	MXN

Spots	11

EUR/GBP	8	8	EUR	7	GBP
USD/GBP	3	5	USD	3	GBP

Subtotal	82,576

(Millions of euros)		Notional
Notional amounts of structured products with options	Value in euros	value	Currency
Interest rate options Caps & Floors	11,004

External counterparties
USD	655	911	USD
EUR	8,774	8,774	EUR
GBP	1,575	1,500	GBP

Currency options	2,311

External counterparties
USD/EUR	2,295	3,194	USD
ARS/USD	16	23	USD

Subtotal	13,315

TOTAL	95,891

The breakdown by average maturity is as follows:

(Millions of euros)		Up to	From 1 to	From 3 to	Over
Hedged underlying item	Notional	1 year	3 years	5 years	5 years
With underlying instrument
Promissory notes	500	—	500	—	—
Loans	26,092	11,386	5,333	5,575	3,798
In national currency	21,034	9,522	3,991	4,977	2,544
In foreign currencies	5,058	1,864	1,342	598	1,254
Debentures and bonds	47,942	10,884	17,179	5,140	14,739
In national currency	18,791	7,326	7,232	3,242	991
In foreign currencies	29,151	3,558	9,947	1,898	13,748
Without underlying (*)	21,357	9,796	5,899	1,968	3,694
Swaps	11,735	2,266	5,706	1,788	1,975
Spots	11	11	—	—	—
Currency options	2,311	271	183	138	1,719
Forwards	7,300	7,248	10	42	—
Total	95,891	32,066	28,911	12,683	22,231

*	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.
The fair value of Telefónica, S.A. derivatives portfolio at December 31, 2009 was equivalent to a net asset of 78 million euros (net asset of 1,469 million euros in 2008).
b)	Risk management policy
Telefónica, S.A. is exposed to various financial market risks as a result of (i) its ordinary business activity, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group are as follows:
1. Foreign currency risk
Exchange rate risk arises primarily from (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

2. Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3. Share price risk
Share price risk arises primarily from changes in the value of our equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it is attempted to protect Telefónica’s solvency, and facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.
Foreign currency risk
The fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by our businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies. The degree of exchange rate hedging we employ varies depending on the type of investment.

Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through, among other measures, the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2009, pound sterling-denominated net debt was approximately 2.3 times the value of our 2009 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain the same proportion of pound sterling-denominated net debt to OIBDA as the Telefónica net debt to OIBDA ratio, on a consolidated basis, in order to help them to reduce its sensitivity to changes in the pound sterling to euro exchange rate.
To protect its investment in the Czech Republic, the Company has net positions denominated in Czech crowns, which at December 31, 2009 amounted to nearly 59% of the original cost of the investment (compared to 75% of the original cost of the investment in 2008).
We also manage exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether we have open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2009 were constant during 2010 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that exchange gains or losses recorded for 2010 would be 46 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to an increase in finance costs of 41 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.
Interest rate risk
Telefónica financial expenses are exposed to changes in interest rates. In 2009, the rates applied to the largest amount of our short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest-rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. To illustrate the sensitivity of net financial expense to variability in short-term interest rates at Group level, assuming a 100 basis point increase in interest rates in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, we estimate that net financial expense at December 31, 2010 would have been 124 million euros higher. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to an increase in finance costs of 16 million euros.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
As part of the shareholder remuneration policy, in 2008, Telefónica announced plans to buy back up to 150 million of our shares. The share buyback program was completed on March 31, 2009. Telefónica manages the share price risk of its share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions.
According to the PSP, the shares delivered under such plan may be either the Telefónica, S.A. treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our ordinary shareholder as a result of the higher number of shares delivered under such plan outstanding.
To reduce the risk to us associated with variations in share price under this plan, Telefónica has acquired financial instruments that replicate the risk profile of some of the shares derivable under the plan as explained in Note 18. Telefónica will assess if at the moment of implementation it will have to take any action in order to reduce any risk implied in this plan.
Additionally, at the Ordinary General Shareholders’ Meeting of 2009, an incentive plan for all Telefónica Group employees to purchase Telefónica, S.A. shares was approved. The cost allocated to this Plan will be determined by the Board of Directors, but it will not exceed 60 million euros. It is expected that the Plan will be implemented during the first half of 2010. Telefónica will assess if at the moment of implementation, once the Plan is completely defined, it will have to take any action in order to reduce any risk related to the future delivery of shares.
In addition, part of the treasury shares of the parent company held at December 31, 2009 may be used to cover shares deliverable under the Plan. At December 31, 2009, we held 6,329,530 treasury shares (see Note 11). The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk
Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.
The average maturity of our net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle should be considered as a guideline when managing debt and access to credit markets, but not a rigid goal “per se”. When calculating the average maturity for the net financial debt, cash and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

Country risk
Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
Telefónica is exposed to credit risk. Telefónica, S.A. trades in derivatives with creditworthy counterparties. Therefore, the parent company trades with credit entities with senior debt ratings of at least “A.” In Spain, where it holds most of Telefónica’s derivatives portfolio, it has netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, Telefónica places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where Telefónica operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For the parent company which places the bulk of Telefónica surpluses, the maximum placement in 2009 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by Standard & Poors’ and Moody’s, respectively.

These placements are regulated by a general framework, authorization procedures and homogeneous management practices within Telefónica, based on particular conditions and best international practices observed in the telecom sector, and incorporating this commercial credit risk management approach to Telefónica’s decision policy both from a strategic and operating (in the ordinary course of business) perspective.
Telefónica also considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with Telefónica’s risk-management policy.
Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage its various units, in order to optimize the risk-reward relationship in its operations and the assessment, primarily, those clients that could cause a material impact on Telefónica’s financial condition.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica (see Note 19).
Capital management
Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.
Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and with which Telefónica can use to match its potential cash flow generation and the alternative uses of this cash flow at all times.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.
Hedging policy
Derivatives policy emphasizes the following points:
•	Derivatives based on a clearly identified underlying.
•	Matching of the underlying to one side of the derivative.
•	Matching the company contracting the derivative and the company that owns the underlying.
•	Ability to measure the derivative’s fair value using the valuation systems available to us.
•	Sale of options only when there is an underlying exposure.
•	Hedge accounting.

Hedges can be of three types:
•	Fair value hedges.
•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.
•	Hedges of a net investment in a foreign operation.
Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.
Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2009 the Company recognized a loss of 17 million euros for the ineffective part of cash flow hedges.
The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2009 and December 31, 2008 by type of hedge, their fair value at year-end and the expected maturity schedule is as follows:

	(Millions of euros)
	Fair value at	Notional amount MATURITIES (*)
2009	December 31				Subsequent
Derivatives	(**)	2010	2011	2012	years	Derivatives

Interest rate hedges	(282)	3,023	(7)	4	(2,535)	485
Cash flow hedges	145	1,769	1,239	500	3,024	6,532
Fair value hedges	(427)	1,254	(1,246)	(496)	(5,559)	(6,047)

Foreign currency hedges	1,052	2,511	788	112	4,900	8,311
Cash flow hedges	1,052	2,511	788	112	4,900	8,311
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	37	224	—	89	95	408
Cash flow hedges	37	224	—	89	95	408
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(300)	(1,977)	(907)	—	(818)	(3,702)

Derivatives not designated as hedges	(589)	4,943	287	275	(794)	4,711
Interest rate	(298)	4,946	413	483	(1,770)	4,072
Foreign currency	(248)	157	(63)	(141)	976	929
Interest and exchange rate	(43)	(160)	(63)	(67)	—	(290)

	(Millions of euros)
	Fair value	Notional amount MATURITIES (*)
2008	at December 31				Subsequent
Derivatives	(**)	2009	2010	2011	years	TOTAL

Interest rate hedges	(611)	2,031	1,748	503	72	4,354
Cash flow hedges	182	2,028	494	1,749	3,505	7,776
Fair value hedges	(793)	3	1,254	(1,246)	(3,433)	(3,422)

Foreign currency hedges	543	891	2,380	788	3,689	7,748
Cash flow hedges	543	891	2,380	788	3,689	7,748
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	(17)	—	224	—	258	482
Cash flow hedges	(17)	—	224	—	258	482
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(531)	(2,830)	(517)	(1,124)	(751)	(5,222)

Derivatives not designated as hedges	(853)	7,274	(614)	(1,182)	(164)	5,314
Interest rate	(270)	8,569	(303)	(1,105)	(1,100)	6,061
Foreign currency	(381)	(875)	(145)	(12)	1,026	(6)
Interest and exchange rate	(202)	(420)	(166)	(65)	(90)	(741)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.
(17)	INCOME TAX
Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated Tax Group in 2009 comprised 40 companies. Included during the year were Telefónica Remesas, S.A. and Telefónica Internacional Wholesale Services II, S.L. In both cases, the companies were newly incorporated. Meanwhile, Telefónica Cable Menorca, S.A.U. merged with Telefónica Cable, S.A.U. and therefore was removed from the Tax Group.
Tax balances are as follows:

(Millions of euros)	2009	2008

Tax receivables:	1,230	1,843

Deferred tax assets:	1,097	1,805
Deferred income tax (income)	44	41
Other temporary differences, assets	410	567
Long-term tax loss carryforwards	443	356
Deductions and other	200	841
Current tax receivables (Note 10):	133	38
Withholdings	49	23
Corporate income tax payable	9	—
VAT and Canary Islands general indirect tax refundable	75	15

Tax payable:	186	581

Deferred tax liabilities:	37	559
Deferred income tax (expense)	11	551
Other temporary differences, liabilities	26	8
Non-current payables to public administrations:	59	—
Deferral of corporate income in tax in accordance with the 28th transitional provision of the income tax law	59	—
Current payables to public administrations (Note 12):	90	22
Personal income tax withholdings	4	3
Corporate income tax payable	12	—
Withholding on investment income, VAT and other	73	18
Social security	1	1

The Tax Group had tax loss carryforwards at December 31, 2009 amounting to 3,612 million euros. These losses must be applied within 15 years.
The balance at December 31, 2009 includes unused tax credits amounting to 443 million euros corresponding to unused tax losses of 1,475 million euros.
Unused tax loss carryforwards relate mainly to a negative adjustment made to the taxable base for corporate income tax at Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002, amounting to 2,137 million euros and resulting from the transfer of certain holdings acquired in previous years where the market value differed from the book value at which they were recognized.
The challenging of this adjustment, which was related to the tax inspection of financial years 2001 to 2004, completed in 2008, has not had an impact on the Company’s financial statements. However, the use by the Group of the tax loss carryfoward is subject to a successful appeal before the Courts against the assessments arising from this inspection.
As head of the Telefónica Tax Group, in 2009 Telefónica, S.A. made payments on account of 2009 income tax amounting to 1,297 million euros.
17.1	Deferred tax assets and liabilities
The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2009 and 2008 are as follows:

		Temporary			Deferred
2009	Tax	differences,		Total deferred	tax
(Millions of euros)	credits	assets	Deductions	tax assets	liabilities

Balance at January 1	356	608	841	1,805	559

Arising in the year	2	137	33	172	—
Reversal	—	(270)	—	(270)	(445)
Transfers to the Tax Group’s net position	85	(21)	(674)	(610)	(77)
Other movements	—	—	—	—	—

Balance at December 31	443	454	200	1,097	37

		Temporary			Deferred
2008	Tax	differences,		Total deferred	tax
(Millions of euros)	credits	assets	Deductions	tax assets	liabilities

Balance at January 1	380	629	1,390	2,399	1,646

Arising in the year	971	1,863	47	2,881	139
Reversal	(33)	(608)	—	(641)	—
Transfers to the Tax Group’s net position	(962)	—	(568)	(1,530)	—
Other movements	—	(1,276)	(28)	(1,304)	(1,226)

Balance at December 31	356	608	841	1,805	559

The main items for which Telefónica, S.A. recognizes temporary differences are the tax effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8).
In accordance with article 12.3 of the revised Spanish Income Tax Law (“TRLIS”), as well as with transitional provision 29 of that law, taxable income declared in 2008 was reduced by 829 million euros in connection with the decline in value of investees.

The reduction in goodwill of these companies, mainly O2 UK, O2 Germany, Telefónica Móviles México and Telefónica Móviles Argentina, up to December 31, 2008 amounted to 5,737 million euros.
In addition, at the 2009 year end, an increase of 586 million euros was provisionally incorporated in the Company’s taxable income in connection with impairment of investees for tax purposes.
At December 31, 2009 2,181 million euros is pending inclusion for reversal of the adjustment in future periods.
In 2009 the variation in goodwill of investees amounts to 3,881 million euros and mainly relates to O2 UK, O2 Germany and Telefónica Móviles México.
17.2	Reconciliation of accounting profit to taxable income and income tax expense to income tax payable
The calculation of the income tax expense and income tax payable for 2009 is as follows:

(Millions of euros)	2009	2008

Accounting profit before tax	5,606	778
Permanent differences	(6,138)	(7,096)
Permanent differences arising from the first-time application of PGC 2007	205	82
Temporary differences:	(686)	3,086
Arising in the year	(1,052)	3,577
Arising in prior years	366	(491)

Tax result	(1,013)	(3,150)
Gross tax payable	(304)	(945)
Tax credits capitalized	(33)	(25)

Corporate income tax refundable	(337)	(970)
Temporary differences for tax valuation	206	(926)
Tax effect of first-time application of PGC 2007	(61)	(24)
Other effects	(445)	(12)

Corporate income tax accrued in Spain	(637)	(1,932)
Foreign taxes	(9)	10

Corporate income tax	(646)	(1,922)

Current income tax	(365)	(945)
Deferred income tax	(281)	(977)
The permanent differences relate mainly to changes in investment write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, to dividends received from Tax Group companies or foreign companies that meet certain requirements, and to the write-down provisions related to dividends paid by subsidiaries up to the amount of the dividend recorded as non-deductible income at Telefónica, S.A. and to non-deductible provisions.
In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. This income of 584 million euros was recognized in 2009 after the European Commission released its decision regarding the legal action against the Kingdom of Spain in this respect (see Note 2 b).

Within the scope of Law 4/2008 dated December 23, with respect to corporate income tax Telefónica, S.A. has elected to apply the provisions of the 29th transitional provisions of this law. In this respect, under the terms of this provision the Company has included two-thirds of the net tax impact of accounting adjustments arising from the first-time application of the new accounting principles. At December 31, 2009 a total of 205 million euros were pending inclusion in taxable income.
In 2009 and 2008, the Company capitalized 33 million euros and 25 million euros, respectively, of tax credits, mainly for donations to non-profit organizations and for double taxation relief. The cumulative amount at year end principally reflects deductions for export activities (approximately 200 million euros). In 2009, 673 million euros were applied in relation to deductions, and 150 million euros to double taxation for export activities.
In accordance with article 42 of the Spanish Income Tax Law RDL/2004 and having met the reinvestment requirement on February 6, 2006, in 2006 Telefónica, S.A. applied deductions for reinvestment of gains amounting to 1,809 million euros. This deduction mainly arose in connection with the sale of Telefónica Publicidad e Información, S.A. In 2007 and 2008 the Company also applied similar deductions of 18 million euros and 12 million euros, respectively, after meeting the reinvestment requirement on October 24, 2007.
17.3
On July 4, 2008, the tax inspection of Tax Group 24/90, of which Telefónica, S.A. is the parent company, was concluded. The taxes subject to review were corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.

In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles in 2002 (of 2,137 million euros) of approximately 346 million euros in the tax payable. In November 2009, Telefónica filed an appeal before the National Court of Justice to dispute the assessment derived from the tax audits, as the Company considered the tax returns to have been prepared in accordance with applicable tax legislation. Therefore, no liability for this issue was reflected in the financial statements.
No material liabilities arose as a result of the inspection of the other items and financial years, and the Company has not and will not file any appeal.
Telefónica, S.A. is open to inspection of all taxes since 2005. The Company does not expect that any additional material liabilities will arise from the years open to inspection.
Meanwhile, the Courts have yet to rule on the appeal filed in relation to the assessments arising from the inspection of corporate income tax for the years 1998 to 2000. These assessments, which were signed in disagreement in October 2004 and July 2005, gave rise to settlement agreements and imposed fines on Telefónica, S.A. The total amount appealed is 140 million euros, with no liability shown in the balance sheet.
In 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice, requesting that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees. Upon conclusion of the trial period, Telefónica presented in writing its conclusions on September 1, 2008.

On February 22, 2010, Telefónica received the notification of the ruling by the National courts dated February 4, 2010, in which it partially expected the Company’s allegations.
Telefónica is assessing the impacts, both positive and negative, of this ruling, and as it may appeal for an overturn in the Supreme Court, it does not expect this to give rise additional material liabilities.
In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos, Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring at acquisition value for tax purposes the market value of Lycos, Inc. shares received, rather than the book value at which they were recorded, in conformity with Article 159 of the Spanish Corporation Law. However, no accounting adjustments have been recorded until the Company receives a definitive ruling on this procedure.
(18)	REVENUE AND EXPENSES
18.1	Revenue from operations
a)	Rendering of services
In 2008, Telefónica, S.A. arranged contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2009 and 2008, “Rendering of services to group companies and associates” included 369 million and 274 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts, with effect from January 1, 2008, to provide management support services to Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2009 and 2008 amounted to 13 million and 25 million euros, respectively, recognized under “Services rendered to group companies and associates.”
In November 1990, Telefónica, S.A. and Telefónica Argentina, S.A. entered into a management agreement which regulates the consultancy and advisory services provided by Telefónica and the price of such services. Revenue received for this concept in 2008 amounted to 5 million euros, recognized under “Services rendered to group companies and associates”. This contract expired in 2008. Therefore, no revenue was recognized in this connection in 2009.
Operating revenues also include property rental income amounting to 40 million euros in 2009 and 41 million euros in 2008, mainly from the lease of office space in District C to several Telefónica Group companies (see Note 7).

b)	Dividends from group companies and associates
In compliance with the provisions of consultation No. 2 of BOICAC 79 on the accounting classification in individual financial statements of the revenue and expenses of a holding company and the determination of revenue, in 2009 Telefónica, S.A. classified under “Revenue from operations” the income from dividends of group companies and associates (see Note 2 b).
The detail of the main amounts received in 2009 and 2008 is as follows:

(Millions of euros)	2009	2008
Telefónica Móviles España, S.A.U.	2,602	2,486
Telefónica de España, S.A.U.	1,193	4,002
Telefónica O2 Europe, plc.	1,352	—
Telefónica O2 Czech Republic, a.s.	340	267
Latin American Cellular Holding, B.V.	168	314
Other companies	108	66

Total	5,763	7,135

The amount of other companies includes dividends received in 2009 and 2008 from Telefónica, S.A.’s shareholding in Portugal Telecom, S.G.P.S., amounting to 44 million and 46 million euros, respectively.
c)	Interest income on loans to group companies and associates
In compliance with the provisions of consultation No. 2 of BOICAC 79 on the accounting classification in individual financial statements of the revenue and expenses of a holding company and the determination of revenue, in 2009 Telefónica, S.A. classified under “Revenue from operations” the interest income on loans to group companies and associates (see Note 2 b).
This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

(Millions of euros)	2009	2008
Telefónica Móviles México, S.A. de C.V.	215	259
Telefónica de España, S.A.U.	187	250
Telefónica Móviles España, S.A.U.	214	222
Other companies	46	138

Total	662	869

18.2
“Non-core and other current operating revenues — Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount includes billings to Telefónica Móviles España, S.A.U., which amounted to 35 million euros and 41 million euros in 2009 and 2008, respectively, and to Telefónica de España, S.A.U., for 30 million and 28 million euros, respectively.

18.3	Personnel expenses and employee benefits
The breakdown of “Personnel expenses” is as follows:

(Millions of euros)	2009	2008
Wages and salaries	129	144
Pension plans (Note 4.h)	11	6
Social security costs, and others	29	17

Total	169	167

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this Plan are as follows:
•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2009, 1,535 employees had signed up for the plan (1,496 employees in 2008). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 2.73 million euros in 2009 and 2.75 million euros in 2008.
In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the Plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7.7 million euros in 2009 (6 million euros in 2008).
In 2009, some executives left this Plan, leading to the reversal of part of the initial extraordinary contributions amounting to 0.5 million euros. Similarly, in 2008, some executives left this Pension Plan for Senior Executives, leading to the reversal of 3 million euros.
No provision was made for this plan as it has been fully externalized.

The main share-based payment plan is the following:
Telefónica, S.A. share plan: “Performance Share Plan” (PSP)
At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.
The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares to be delivered from July 1, 2013).
Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.
•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this Plan, which entailed the following maximum number of shares allocated:

	Number of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of shares	Unit value	End date
1st phase July 1, 2006	1,276,751	6.43	June 30, 2009

With the maturity of the Plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deducted from the Company’s treasury shares in 2009 (see Note 11 1 a). The total net shares delivered to Telefónica, S.A. managers and executives were 1,240,834.
All the shares included in the first phase of the Plan were hedged with a financial instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered to Telefónica, S.A. the own shares contracted. These were accounted for as treasury shares.
The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 6.43 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 21 million euros in 2009.
The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2009 is as follows:

	Number of shares	Unit value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
Of the total number of shares, those corresponding to Telefónica, S.A. employees, by phase, are as follows:

	Number of shares	Unit value	End date
2nd phase July 1, 2007	1,102,711	7.70	June 30, 2010
3rd phase July 1, 2008	1,248,067	8.39	June 30, 2011
4th phase July 1, 2009	1,555,382	8.41	June 30, 2012
This plan is equity-settled via the delivery of shares to the executives, with a balancing entry for the 10 million euros of employee benefits expense recorded in 2009 (11 million euros in 2008) in equity, net of the related tax effect.
The cost of the shares granted to employees of Group subsidiaries is recognized under “Reserves” and amounted to 52 million euros in 2009 (52 million euros in 2008). As Telefónica, S.A. will reinvoice these amounts to its subsidiaries at the maturity of the phases, the related receivable is recognized under “Other non-current financial assets (phases III and IV) and “Other current financial assets” (phase II) (see Note 8.6).

For the sole purpose of ensuring the shares necessary at the end of the phase begun in 2008 (the third phase of the Plan), Telefónica, S.A. purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a total of 2,500,000 shares, part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan; i.e. the instrument has the features as the plan. The cost of the financial instrument was 25 million euros, equivalent to 9.96 euros per option (see Note 9.4.1).
For the fourth phase of the Plan, Telefónica, S.A. has acquired an instrument from a financial institution with the same features of the Plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4,000,000 shares). The cost of the financial instrument was 34 million euros, equivalent to 8.41 euros per option (see Note 9.4.1).
18.4	Average number of employees in 2009 and 2008 and number of employees at year-end:

2009	Employees at 12/31/09			Average no. of employees in 2009
Professional category	Women	Men	Total	Women	Men	Total
General managers and chairmen	—	5	5	—	5	5
Directors	40	134	174	40	130	170
Managers	75	100	175	77	91	168
Project Managers	91	72	163	88	68	156
University graduates and experts	80	56	136	78	53	131
Administration, clerks, advisors	136	19	155	130	19	149

Total	422	386	808	413	366	779

2008	Employees at 12/31/08			Average no. of employees in 2008
Professional category	Women	Men	Total	Women	Men	Total
General managers and chairmen	—	5	5	—	5	5
Directors	39	140	179	42	141	183
Managers	76	89	165	77	90	167
Project Managers	85	67	152	88	66	154
University graduates and experts	79	50	129	80	51	131
Administration, clerks, advisors	125	6	131	133	14	147

Total	404	357	761	420	367	787

18.5	External services
The items composing this heading are as follows:

(Millions of euros)	2009	2008
Rent	13	11
Repairs and maintenance	4	5
Independent professional services	107	96
Bank charges	45	49
Marketing and advertising	128	144
Utilities	14	11
Other expenses	53	52

Total	364	368

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University.” The contract included construction and refurbishment of certain facilities by the lessor.

On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five. In addition to rent, the lessor charges the lessee community expenses. Future minimum rentals payable under non-cancellable leases at December 31, 2009 and 2008 are as follows:

	2009		2008
	Future		Future
	minimum	Present	minimum	Present
(Millions of euros)	payments	value	payments	value
Up to one year	5	5	5	5
Between one and five years	20	17	20	17
More than five years	46	27	51	29

Total	71	49	76	51

18.6	Finance revenue
The items composing “Finance revenue” are as follows:

(Millions of euros)	2009	2008
Dividends from other companies	16	41
Interest received from loans to group companies	—	22
Other finance revenue	88	160

Total	104	223

“Other finance revenue” mainly includes interest income of 59 million euros (157 million euros in 2008).
18.7	Finance costs
The breakdown of “Finance costs” is as follows:

(Millions of euros)	2009	2008
Interest on borrowings from group companies and associates	1,717	2,652
Finance costs payable to third parties net of gains (losses) on interest rates of financial hedges	170	339
Other finance costs	1	36

Total	1,888	3,027

The breakdown by Group company of debt interest expenses is as follows:

(Millions of euros)	2009	2008
Telefónica Europe, B.V.	518	747
Telefónica Finanzas, S.A.	140	777
Telefónica Emisiones, S.A.U.	981	836
Other companies	78	292

Total	1,717	2,652

Finance costs with Telefónica Finanzas, S.A.U. related to current payables for specific cash needs. In 2009, there were not as many withdrawals of funds in this way, as a result of which the financial charge passed on from this subsidiary to Telefónica, S.A. decreased.
18.8	Exchange differences
The breakdown of exchange losses recognized in the income statement is as follows:

(Millions of euros)	2009	2008
On current operations	100	4
On loans and borrowings	439	1,521
On hedging derivatives	1,528	1,964
On other items	38	87

Total	2,105	3,576

The breakdown of exchange gains recognized in the income statement is as follows:

(Millions of euros)	2009	2008
On current operations	3	334
On loans and borrowings	511	650
On hedging derivatives	1,458	2,470
On other items	58	65

Total	2,030	3,519

The change in exchange gains and losses in 2009 was due mainly to fluctuations in the dollar/euro exchange rate, with the dollar falling 3.4% in the year (5.78% appreciation in 2008), and in the pound sterling/euro exchange, following a 7.25% appreciation by the pound in 2009 (23% depreciation in 2008), which was offset by the effect of hedges arranged for this purpose.
18.9	Impairment and gains (losses) on disposal of financial instruments
2009
In 2009, the values of the investments in group companies and associates were reviewed based on the calculations of their discounted cash flows. These reviews lead to a reversal of impairment losses amounting to 1,087 million euros. The main reversal relates to the pound’s appreciation, leading to a reversal of the adjustment to the investment in Telefónica Europe, plc of 941 million euros.
In addition, in 2009 the entire impairment loss on Portugal Telecom, S.G.P.S., for 178 million euros, was reversed following the rebound in the share price on the Lisbon stock exchange.

2008
At the end of 2008, Telefónica, S.A. tested its investments in group companies and associates for impairment (see Note 8.2). As a result, it recognized impairment losses of 3,769 million euros for the stake in Telefónica Europe, plc and 233 million euros for the stake in Telco, S.p.A.
In addition, an impairment loss of 178 million euros on the stake in Portugal Telecom was recognized in the income statement.
The impairment loss on the stake in Telefónica Europe, plc shown is after the impact of hedges of the net investment.
18.10	Change in fair value of financial instruments
As a result of the steady decline or over 40% of the value of the cost of the investment, in June 2009, Telefónica, S.A. took a 34 million euro write-down on the value of its shareholding in Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. At December 31, 2009, it was not considered necessary to make any further write-downs in this respect.
“Change in fair value of financial instruments held for trading and others” includes the effect on profit and loss of trading derivatives and the inefficiency of cash flow hedges amounting to 23 million euros.
In 2008, this item included the result of the sale of the stake in Sogecable, S.A. (see Note 9.3).
(19)	OTHER INFORMATION
a)	Financial guarantees
At December 31, 2009, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 37,141 million euros (31,256 million euros in 2008). These guarantees are measured in the Company’s financial statements as indicated in Note 4 m).
The main Group companies receiving these financial guarantees are:
•
Telefónica Emisiones, S.A.U., in relation to guarantees given for issues of debentures and bonds in international markets, the outstanding carrying amount of which at December 31, 2009 was 24,533 million euros (16,827 million euros in 2008). In 2009, the Company issued debentures and bonds for a total amount of approximately 8,044 million euros (1,250 million euros in 2008).

•
Telefónica Europe, B.V., in relation to guarantees given for debentures and bonds issues in international markets, the outstanding carrying amount of which at December 31, 2009 was 5,016 million euros (5,064 million euros in 2008), for the European commercial paper program, with an outstanding balance of 551 million euros (840 million euros in 2008), the syndicated loan granted by various institutions for the O2, plc acquisition, with an outstanding carrying amount of 3,079 million euros (4,187 million euros in 2008), and other guaranteed bank borrowings for 114 million euros (120 million euros in 2008). Changes in the year were mainly due to fluctuations in exchange rates and transactions with commercial paper.

Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. are wholly owned subsidiaries of Telefónica, S.A., which underwrites all their issues.
•
Telefónica Finanzas México, S.A. de C.V., in relation to guarantees given for the peso bonds in circulation, the outstanding carrying amount of which at December 31, 2009 was 617 million euros (617 million euros in 2008).

•
Telefónica Finance USA, LCC, in relation to the guarantee provided for the issue of preferred shares in 2002, the outstanding carrying amount of which was 1,954 million euros at December 31, 2009 (1,939 million euros in 2008).

•
Telefónica Finanzas, S.A.U. in relation to financing from the European Investment Bank for investment projects in Spain, which at December 31, 2009 had an outstanding carrying amount of 1,206 million euros (1,297 million euros in 2008): (a) in the mobile telecommunications network; (b) in the design, acquisition, construction and start-up of telephony equipment; and (c) in the Telefónica Group’s research and development activities. In 2009, financing for a nominal amount equivalent to approximately 26 million euros matured (440 million euros in 2008).

b)	Litigation
Telefónica is party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.
Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.
Among unresolved cases or those underway in 2009, we would highlight the following:
1.	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica
On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via ruling issued on September 21, 2009, and the appellants charged for the court costs. This ruling was appealed on December 4, 2009.

2.	Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government

As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one Argentine peso to one US dollar.

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID, as well as the initial testimonies supporting the claim.

On February 15, 2006, Telefónica de Argentina, S.A. signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25561. Among other issues, the memorandum of understanding envisaged the suspension for a certain period of all claims, appeals and demands planned or underway, based on events or measures taken as a result of emergency situation established by Law No. 25561 with regard to the Transfer Agreement and the license granted to Telefónica de Argentina, S.A.

On August 21, 2009, after successive extensions of the period of suspension included in the memorandum of understanding, Telefónica and the Argentine government agreed to consider this arbitration proceeding concluded. As a result, both parties requested the ICSID Court to file the proceeding, which the court agreed to on September 24, 2009.

3.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of April 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments.

4.
Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000. See Note 17.3.

c)	Commitments

Agreements with Portugal Telecom (Brazil)

In accordance with the agreements signed between the Telefónica Group and the Portugal Telecom Group governing their 50/50 joint venture, Brasilcel N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom Group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.

Similarly, Telefónica is entitled to sell to the Portugal Telecom Group, which be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, S.G.P.S., S.A., at PT Móveis, S.G.P.S., S.A. or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.

The price in both cases will be determined on the basis of an independent appraisal (under the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Guarantee provided for Ipse 2000 S.p.A.

At December 31, 2009, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The only payment pending at December 31, 2009, was the last of the 10 monthly payments scheduled.

In this respect, Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee (cash collateral) for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

At December 31, 2009, the amount corresponding to the Telefónica, S.A. in this cash collateral was 86 million euros.

Agreements with PRISA-SOGECABLE
On November 25, 2009, Telefónica signed an agreement with Promotora de Informaciones, S.A. (“Prisa”) and Sogecable, S.A.U. (“Sogecable”) for the acquisition of a 21% stake in DTS Distribuidora de Televisión Digital, S.A. (“DTS”), the company that will include the pay-TV services of Prisa Group (Digital+), for a firm value of 2,350 million euros.
Additionally, on the same date, Telefónica signed a shareholder agreement with Prisa and Sogecable for DTS (“Shareholder agreement”), which will come into effect following completion of the transaction and will establish, among other things, that in the event of a change in control at Telefónica, Sogecable will have the right to acquire from Telefónica, which will be obliged to sell, its stake in DTS. Similarly, in the event of a change of control at Prisa, Telefónica will have the right to buy from Sogecable, which will be obliged to sell, its stake in DTS. In both cases, the acquisition would be carried out at the real value of the shares based on an independent valuation by investment banks in accordance with the procedure stipulated in the agreement (see Not 21).
d)	Directors’ and senior executives’ compensation and other benefits
The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Standing Committee and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that executive directors would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Standing Committee and Advisory or Control committees (in euros).

	Board of	Standing	Advisory or Control
Position	Directors	Committee	Committees

Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
In addition, the amounts paid for attendance to each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 thousand euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2009 (in euros):

			Other Board
			Committees
	Board of	Standing	Fixed	Attendance
Board Members	Directors	Committee	payment	fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500

Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Mr. Peter Erskine	150,000	100,000	56,000	25,000	331,000
Mr. Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Mr. Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000

TOTAL	2,600,000	800,000	681,333	252,500	4,333,833

In addition, the breakdown (in euros) of the total paid to executive directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

ITEM	2009
Salaries	5,947,604

Variable compensation	8,058,179

Compensation in kind (1)	100,051

Contributions to pension plans	25,444

1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 18.3), the total amount of contributions made by the Telefónica Group in 2009 in respect of executive directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 18.3), the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: For Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.
It should be noted that the external directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica as a listed company in that market.
Meanwhile, the six senior executives of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2009 of 10,533,853 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan described in Note 18.3 for these directors amounted to 922,728 euros.
Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to all the Company’ senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these directors received a total of 284,248 shares in the first phase of the Plan.

Detail of the equity investments in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the Directors on their own behalf or on behalf of third parties.
Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others.

Name	Activity	Company	Position or functions	Stake %[1]
Mr. César Alierta Izuel	Telecommunications	Telecom Italia, S.p.A.	Director	—
	Telecommunications	China Unicom (Hong Kong) Limited	Director	—
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	<0.01%
Mr. Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	—
	Telecommunications	Telefónica Móviles España, S.A.U.	Director	—
	Telecommunications	Telefónica Europe, Plc.	Director	—
	Telecommunications	Telecom Italia, S.p.A.	Director	—
Mr. José Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica del Perú, S.A.A.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	—
Mr. José María Álvarez-Pallete López	Telecommunications	Telefónica DataCorp, S.A.U.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	—
	Telecommunications	Telefónica Chile, S.A.	Acting Director	—
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	—
	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	—
	Telecommunications	Telefónica del Perú, S.A.A.	Director	—
	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	—
	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	—
	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	—
	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	—
	Telecommunications	Portugal Telecom, S.G.P.S., S.A.	Director	—

1	Shareholding of less than 0.01% of share capital

Name	Activity	Company	Position or functions	Stake %[1]
Mr. David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	—
	Telecommunications	British Sky Broadcasting Group, Plc.	—	<0.01%
	Telecommunications	BT Group, Plc.	—	<0.01%
Mr. Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	—
Mr. Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica Chile, S.A.	Acting Director	—
	Telecommunications	Telefónica de Perú, S.A.A.	Director	—
	Telecommunications	Telefónica Móviles Chile, S.A.	Director	—
Mr. Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—
	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
Mr. Francisco Javier de Paz Mancho	Telecommunications	Atento Inversiones y Teleservicios, S.A.U.	Non-Executive Chairman	—
	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

1	Shareholding of less than 0.01% of share capital
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not on an arm’s length basis.

e)	Related-party transactions
The main transactions between Telefónica, S.A. and its significant shareholders are as follows:
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 237 million euros drawn down at December 31, 2009 (248 million euros at December 31, 2008).

•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 7,733 million euros at December 31, 2009 (6,770 million euros at December 31, 2008).

•	Time deposits on an arm’s length basis for a total nominal amount of approximately 679 million euros at December 31, 2009 (213 million euros at December 31, 2008).

•	Guarantees granted by BBVA for approximately 0.2 million euros at December 31, 2009 (13 million euros at December 31, 2008).

•	Dividends and other benefits distributed to BBVA in 2009 for 287 million euros (279 million euros in 2008).
Caja de Ahorros y Pensiones de Barcelona, la Caixa, and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 616 million euros drawn down at December 31, 2009 (646 million euros at December 31, 2008).
•	Derivative transactions arranged on an arm’s length basis for a total nominal amount of approximately 800 million euros at December 31, 2009.
•	Time deposits on an arm’s length basis for a total nominal amount of approximately 1,293 million euros at December 31, 2009 (368 million euros at December 31, 2008).
•	Dividends and other benefits distributed to La Caixa in 2009 for 260 million euros (237 million euros in 2008).
Group companies
Telefónica, S.A. is a holding company for various investments in companies in Latin America, Spain and the rest of Europe, which do business in the telecommunications, media and entertainment sectors.
The balances and transactions between the Company and these subsidiaries at December 31, 2009 and 2008 are detailed in the notes to these Individual Financial Statements.

Directors and senior executives
In the financial year to which the accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company.
Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in this note to these financial statements.
f)	Auditors’ fees
The fees paid in 2009 and 2008 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2009 and 2008) belongs, amounted to 3.32 million and 3.36 million euros, respectively, broken down as follows:

(Millions of euros)	2009	2008
Audit services	3.02	3.07
Audit related services	0.30	0.29

TOTAL	3.32	3.36

g)	Environmental matters
As head of the Telefónica Group, Telefónica, S.A. engages in activities relating to the ownership of shares and the provision of financing and corporate advisory services to various Group companies. In view of the business activities in which the Company engages, it has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its equity, financial position and results. Consequently, the 2009 annual financial statements do not include specific details regarding environmental issues.
In line with its energy and climate change strategy, in 2008 Telefónica announced its commitment to reducing electricity consumption by 30% in its network and by 10% in its office by 2015. To do so, it created the Climate Change Office.
This Office, promoted by the Transformation Department and the Technical Secretariat to the Chairman’s office, is responsible for ensuring that energy consumption and greenhouse gas emissions arising from the Company’s activity are reduced, encouraging the development of services that enable the Company to be more efficient vis-à-vis its customers and other sectors, and for placing information and communication technologies (ICTs) at the heart of the Company’s solution to combating climate change.
In addition to the Climate Change Office, Telefónica S.A. has a Projects Office, directed by Corporate Management for the Environment, set up to coordinate actions within the different areas of focus and to stimulate, facilitate and follow up on the projects included in the Group’s environmental strategy.

As a result, in line with the same strategy, Telefónica established the following environmental targets for the 2009 – 2011 period:
1.	To implement the global environmental management system in half of operations.
2.	To implement an Environmental Performance Index at 70% of the Group’s companies.
3.	To achieve environmental certification for District C.
4.	To perform audits of the energy data at all Group operations and external verification of the carbon footprint.
5.	To reduce electricity consumption in the networks by 30% between 2007 and 2015.
6.	To reduce electricity consumption in offices by 10% between 2007 and 2015.
7.	To design a renewable energy strategy in the Telefónica network.
8.	To include the variable of energy efficiency in the decision-making for product purchases.
These objectives are global for the Group, although each Group company has its own environmental objectives directly related to its business.
h)	Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued.
(20)	CASH FLOW ANALYSIS
Profit before tax in 2009 amounted to 5,606 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in 2009.
These adjustments mainly relate to:
•	Reversals of impairments to investments in Group companies, associates and other investments for 1,087 million euros (expense in 2008 of 4,182 million euros).
•
Declared dividends as income in 2009 for 5,763 million euros (7,135 million euros in 2008), interest accrued on loans granted to subsidiaries of 662 million euros (869 million euros in 2008) and a net financial loss of 1,870 million euros (-2,856 million euros in 2008), adjusted initially to include only movements related to cash inflows or outlooks during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 8,382 million euros in 2009 (8,448 million euros in 2008). The main items included are:
a)	Net interest paid: Payments of net interest and other financial expenses amounted to 974 million euros (2,644 million euros in 2008), including:
•	interest paid to external credit entities of 49 million euros (2,120 million euros in 2008), and
•
interest paid to Group companies of 925 million euros (1,404 million euros in 2008). The main interest payments in 2009 were to Telefónica Emisiones, S.A.U., for 770 million euros, and to Telefónica Europe, B.V., for 499 million euros.

b)	Dividends received:
The main receipts relate to:

(Millions of euros)	2009	2008

Telefónica de España, S.A.U.	2,993	2,202
Telefónica Móviles España, S.A.U.	2,601	2,697
Telefónica O2 Europe, plc.	1,350	2,487
Telefónica O2 Czech Republic, a.s.	438	455
Other dividends received	402	407

Total	7,784	8,248

The interim dividend charged against 2008 profit by Telefónica de España, S.A.U. for 1,800 million euros pending collection at December 31, 2008 was collected in 2009.
c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. In 2009 the amount recognized under this item mainly related to payments on account totaling 1,297 million euros, less collections from subsidiaries in the Tax Group, mainly from:

•
Telefónica Móviles España, S.A.U.: 1,488 million euros, of which 999 million euros are for the payment of corporate income in 2008 and 489 million euros for payments on account of corporate income in 2009. In 2008, a receipt of 1,087 million euros of 2007 corporate income tax was recognized.

•
Telefónica de España, S.A.U.: 1,214 million euros, of which 709 million euros are for the payment of corporate income in 2008 and 505 million euros for payments on account of corporate income in 2009. In 2008, a receipt of 1,972 million euros was recognized, 997 million euros and 975 million euros for 2006 and 2007 corporate income tax, respectively.

“Payments on investments” under “Cash flows used in investing activities” included a total payment of 1,403 million euros (2,983 million euros in 2008) mainly due to the delivery of funds to finance other Group companies. The amounts recognized in 2008 were as follows:
•	Capital increases: Telefónica Móviles Colombia, S.A. for 155 million euros and Telefónica O2 Europe, Ltd. for 224 million euros (see Note 8.1).
•	Cancellation of interest-bearing debt of Telefónica de España, S.A.U. for 1,042 million euros.
•	Delivery of funds to finance other Group companies of 1,562 million euros. The main delivery of funds was to Telefónica Internacional, S.A.U. for 1,134 million euros.
In addition, “Proceeds from disposals” includes the repayment of loans granted by Telefónica, S.A. to subsidiaries, the most significant amounts of which were received from Telefónica de España, S.A.U., (1,095 million euros), Telefónica Internacional, S.A.U. (509 million euros), and Inversiones Móviles Chile (234 million euros).
In 2008, the main proceeds recognized under this heading came from Telefónica Internacional, S.A.U. (942 million euros), Telefónica de España, S.A.U. (698 million euros), Telefónica O2 Ireland, Ltd. (115 million euros) and Telefónica Móviles México, S.A. de C.V. (107 million euros). Also included are amounts received from third parties for the sale of Sogecable, S.A. and shares of Portugal Telecom, S.G.P.S. (see Notes 9.3 and 8.1, respectively).
“Cash flows from financing activities” includes the following:
i.
Payments for equity instruments of 311 million euros (2,224 million in 2008), relating to the net amount of treasury shares acquired in 2009 less the sale of treasury shares to Telefónica Internacional, S.A.U. in the transaction described in Note 11.1 d.

ii.	Payments of financial liability instruments, which mainly includes net movements in the Company’s current accounts with Telefónica Finanzas, S.A.U.
iii.	Payments of dividends for 4,557 million euros (4,165 million euros in 2008) (see movements in Note 11.1 d).

(21)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Company took place between the balance sheet date and the date of preparation of the accompanying financial statements:
•
On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A, maturing on May 31, 2012, part of which is secured with part of its Telecom Italia, S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares to which they could be entitled as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.

The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.

•
On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase price agreed by the parties was based on the firm value of 900 million euros, subject to a series of adjustments upon completion of the transaction.

The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010. The transaction was completed in February 2010; hence the outstanding payment commitment was fulfilled.

On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.

•
On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program “EMTN” registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.

•
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•
On February 11, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•
On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

•
Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A. Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.

The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).

This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.
(22)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.
These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

APPENDIX I
Details of subsidiaries,
associates and investees
at December 31, 2009

DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2009 (millions of euros)

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica Europe plc (UK) (1)	100.00%	—	13,470	91,691	1,352	987	3,479	26,153
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN)	100.00%	—	2,839	32,783	—	78	547	8,132
Investment in the telecommunications industry abroad Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	498	2,602	3,154	2,190	5,775
Wireless communications services provider Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,919	1,193	4,254	2,829	3,034
Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	1,960	(1,692)	—	336	57	2,557
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, Mexico D.F. CP.05349
Telefónica de Contenidos, S.A.U. (SPAIN)	100.00%	—	1,865	(1,672)	—	(22)	(1)	2,242
Organization and operation of multimedia service-related activities and businesses Don ramón de la Cruz, 84 4[a] Pta.- 28006 - Madrid
Latin American Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	1,586	168	—	1,011	1,669
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	65	—	(6)	1	1,343
Telecommunications service provider and operator Gran Vía, 28 - 28013 Madrid

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	100.00%	—	317	358	—	509	278	1,142
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	100.00%	—	752	224	—	—	185	741
Holding company Miraflores, 130 - 12º — Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	107	—	—	4	581
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Atento Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	132	—	(10)	7	372
Telecommunications service provider C/ Santiago de Compostela, 94 - 28.035 Madrid
O2 (Europe) Ltd. (UK)	100.00%	—	1,239	6,445	—	—	19	8,744
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Telefónica Centroamérica de Guatemala Holdings, S.A. (GUATEMALA)	100.00%	—	197	(66)	13	48	36	238
Holding company Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 – Guatemala City
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	40	14	—	23	238
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR)	100.00%	—	—	—	—	—	—	161
Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%	—	116	(116)	—	—	—	110
Ownership of shareholdings in cellular operators in Puerto Rico Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Ateseco Comunicación, S.A. (SPAIN) (2)	100.00%	—	6	20	—	(1)	(1)	80
Dormant company Gran Vía, 28 - 28013 Madrid
Terra Networks Asociadas, S.L. (SPAIN)	100.00%	—	7	(29)	—	1	3	64
Holding company Gran Vía, 28 - 28013 Madrid
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (*)	100.00%	—	—	6	5	—	4	30
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Taetel, S.L. (SPAIN)	100.00%	—	28	6	1	—	—	28
Acquisition, ownership and disposal of shares and stakes in other companies Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	19	—	8	14	24
Management and administrative services rendered Gran Vía, 28 - 28013 Madrid
LE Holding Corporation (USA)	100.00%	—	N/D	N/D	—	N/D	N/D	19
Holding company Corporation Trust Center, 1209 Orange Street — Wilmington, Delaware 19801
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	75	—	(2)	(1)	18
Finance company Gran Vía, 28 - 28013 Madrid

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	—	—	—	—	17
Holding and operation of aircraft and aircraft leases Gran Vía, 28 - 28013 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	3	—	—	—	14
Promotion of business initiatives and holding of real estate assets Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	29	—	(1)	10	13
Integrated cash management, consulting and financial support for Group companies Gran Vía, 30 - 4[a] Plta. - 28013 Madrid
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE)	100.00%	—	10	(1)	—	1	1	11
IT and communications services provider Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, Santiago de Chile
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	N/D	—	N/D	N/D	10
Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	1	2	—	(2)	—	9
Security services and systems Condesa de Venadito, 1 - 28027 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	51	—	1	(1)	6
Telecommunications research activities and projects Emilio Vargas, 6 - 28043 Madrid
Venturini España, S.A. (SPAIN)	100.00%	—	3	—	—	—	—	4
Printing, graphic arts and direct marketing Avda. de la Industria, 17 Tres Cantos - 28760 Madrid

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	2	—	(1)	1	2
Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica de Centroamérica, S.L. (SPAIN) (3)	100.00%	—	—	—	—	—	—	1
Dormant company Gran Vía, nº 28, 28013 Madrid
Terra Networks Marocs, S.A.R.L. (MOROCCO) (2)	100.00%	—	—	N/D	—	N/D	N/D	—
Dormant company 332 Boulevard Brahim Roudani, Casablanca
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (2)	100.00%	—	—	N/D	—	N/D	N/D	—
Dormant company Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	—	1	—	—	—	—
Boulevard Manuel Avila Camacho, 24 - 16[a] Plta. — Lomas de Chapultepec - 11000 Mexico D.F.
Telefónica Participaciones, S.A. (SPAIN)	100.00%	—	—	—	—	—	—	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A.U. (SPAIN)	100.00%	—	—	1	—	(2)	1	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	2	(1)	2	—
Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam

						Profit (loss)		Gross
	% Ownership		Share		Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	capital	Reserves	received	operations	For the year	amount
Telefónica Internacional USA Inc. (USA)	100.00%	—	—	1	—	—	—	—
Financial advisory services 1221 Brickell Avenue suite 600 - 33131 Miami — Florida
Omicron Ceti, S.L. (SPAIN) (3)	100.00%	—	N/D	N/D	—	N/D	N/D	—
Dormant company José Abascal – 28013 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	—	—	(1)	—	—
Telecommunications service provider and operator Ronda de la Comunicación, s/n – 28050 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBURG)	99.97%	0.03%	4	205	—	6	22	3
Reinsurance 6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Telefónica Telecomunicaciones México, S.A. de C.V. (MEXICO)	94.90%	—	—	—	—	—	—	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, Mexico D.F. CP.05349
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	8	—	16	15	213
International services provider Gran Vía, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	89.99%	10.01%	51	47	—	1	1	59
Life insurance, pensions and health insurance Avda. General Perón, 38 Master II - 17[a] P. - 28020 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	N/D	—	N/D	N/D	12
Internet design, advertising and consulting Claudio Coello, 32, 1º ext. — Madrid

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica International Wholesale Services America, S.A. (URUGUAY)	76.85%	23.15%	562	(220)	—	(14)	(15)	325
Provision of high bandwidth communications services Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (4)	69.41%	—	1,073	1,278	340	570	441	3,428
Telecommunications service provider Olsanska 55/5 - Prague 3, 130 34
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65.14%	34.86%	—	—	—	—	—	—
Holding company Av. Francisco de Miranda, Edif. Parque Cristal, Torre Oeste, Piso 14
Telefónica Móviles Panamá, S.A. (PANAMA)	56.32%	43.69%	52	41	15	57	40	301
Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Panama City
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	11	2	—	3	21
Holder of 5,225,000 Portugal Telecom, S.A. shares Strawinskylaan 1725 – 1077 XX — Amsterdan
Brasil Celular, N.V. (NETHERLANDS) (1)	50.00%	—	—	5,802	—	651	163	2,106
Joint Venture and holding company for wireless communications services Strawinskylaan 3105 - 1077ZX — Amsterdam
MobiPay Internacional, S.A. (SPAIN)	50.00%	—	4	(5)	—	—	—	5
Provision of payment services through wireless telephony Avenida de Europa 20, Alcobendas, Madrid
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	49.42%	50.58%	—	698	—	69	(12)	272
Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	32.00%	68.00%	6	86	—	56	44	13
Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	2	1	3	3	—
Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II - 17[a] P. - 28020 Madrid
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	15.40%	84.60%	317	358	7	509	278	139
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Guatemala, S.A. (GUATEMALA)	13.60%	86.38%	—	—	—	—	—	38
Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 20-09 Zona 10. Edificio Iberoplaza. Guatemala City
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4.99%	95.00%	—	1	—	—	—	—
Management and administrative services rendered Av. Ing. Huergo 723 PB — Buenos Aires
OMTP Limited (Open Mobile Terminal Platform) (UK)	2.04%	—	N/D	N/D	—	N/D	N/D	N/D
Telefónica de Argentina, S.A. (1)	1.80%	98.20%	624	(338)	—	232	116	23
Telecommunications service provider Av. Ingeniero Huergo, 723, PB — Buenos Aires
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL) (5)	1.12%	98.79%	—	—	—	—	—	1
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Telefónica del Perú, S.A.A. (PERU) (1) (4)	0.16%	98.18%	2,962	(2,292)	—	152	197	2
Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz – Lima
Telcel, C.A. (VENEZUELA) (1)	0.08%	99.92%	905	1,503	—	1,291	598	124
Wireless operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	2	6	4	3
Factoring Pedro Teixeira, 8 – 28020 Madrid
Telco, S.p.A. (ITALY)	46.18%	—	3,588	(106)	—	(2)	(60)	2,314
Holding company Galleria del Corso, 2 – Milan
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	—	—	1
Factoring Mexico City
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	9.50%	1	1	—	—	—	1
Factoring Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	—	—	—	—	1
Factoring Bogota
Telefónica Factoring Do Brasil, Ltd. (BRAZIL)	40.00%	10.00%	1	—	2	(1)	8	1
Factoring Avda. Paulista, 1106 – Sao Paulo

						Profit (loss)		Gross
	% Ownership				Dividends	From		carrying
Name and corporate purpose	Direct	Indirect	Capital	Reserves	received	operations	For the year	amount
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1) (4) (6)	8.51%	1.49%	27	506	44	769	372	642
Holding company Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Amper, S.A. (SPAIN) (1) (4) (6)	6.10%	—	29	342	2	1	(6)	12
Development, manufacture and repair of telecommunications systems and equipment and related components Torrelaguna, 75 - 28027 Madrid
ZON Multimedia — Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL) (4)	4.80%	0.66%	3	323	—	31	49	103
Multimedia business Avda. 5 de Outubro, 208 - Lisbon
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (4) (6)	0.98%	—	1,837	23,981	13	15,378	4,179	559
Banking San Nicolás, 4 - 48005 Bilbao (Vizcaya)
Other investments	N/A	—	N/A	N/A	—	N/A	N/A	13

(1) Consolidated data	TOTAL GROUP COMPANIES AND JOINT VENTURES	70,667

(2) Dormant company	TOTAL ASSOCIATES	2,965

(3) Company in liquidation	TOTAL NON-CURRENT FINANCIAL INVESTMENTS	687

(4) Companies listed on international stock exchanges at December 31, 2009.

(5) Data under local GAAP

(6) Data as of September 2009.

N/D No data available

N/A Not applicable

(*) Data as of December 31, 2008.

2009 MANAGEMENT REPORT
TELEFÓNICA, S.A.

ECONOMIC RESULTS
Against a complex backdrop, the Telefónica Group’s commercial and financial results in 2009 underscore the benefits of its unique profile: extensive business diversification, operating integration in key markets, strong competitive positioning in main markets, proven capacity to deliver and financial strenght.
We continued to increase our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008. This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, a 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively.
By access type, we increased mobile accesses by 3.3% to 202.3 million (no longer including 9.0 million accesses of Medi Telecom, which we sold in December 2009) at December 31, 2009 from 195.8 million at December 31, 2008 (including approximately 4.0 million accesses of Telemig, which we incorporated in April 2008). Contributions to mobile net adds from December 31, 2008 to December 31, 2009, by country, were Brazil (6.8 million additional mobile accesses), Mexico (2.1 million additional mobile accesses), Germany (1.3 million additional mobile accesses) and Argentina (1.1 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses), and with negative mobile net adds of 1.0 million mobile accesses in Colombia.
We also increased broadband accesses by 8.2% to 13.5 million at December 31, 2009 from 12.5 million at December 31, 2008. We increased our number of broadband accesses from December 31, 2007 to December 31, 2009 primarily as a result of robust demand for Duo and Trio bundles, including broadband, pay TV and fixed telephony, which have made a significant contribution to the development of the broadband market and to increased customer loyalty. From December 31, 2008 to December 31, 2009, we increased broadband accesses by 4.4% in Spain to 5.5 million, by 5.9% to 6.4 million in Latin America and by 37.1% to 1.6 million in Europe. At December 31, 2009, in Spain 88% of our broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of packaged products continued to grow, with 56% of broadband accesses bundled in Duo and Trio bundles at the same date. This growth in broadband accesses more than offset the continued decrease in narrowband accesses from 2.7 million accesses at December 31, 2007 to 2.0 million accesses at December 31, 2008 to 1.4 million accesses at December 31, 2009.
Finally, we increased pay TV accesses by 9.8% to 2.5 million at December 31, 2009 from 2.3 million at December 31, 2008. The continued growth in pay TV accesses from December 31, 2007 to December 31, 2009 was primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2009, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

During 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that have led us to reconsider the accounting treatment that the Telefónica Group previously applied in the translation of the financial statements of our subsidiaries in that country, and the recoverability of our financial investments in there. Key among these factors are: the inflation index reached in 2009 and the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and the devaluation of the bolivar fuerte on January 8, 2010. Consequently, according to IFRS, the Venezuelan economy should be considered as hyperinflationary for 2009. This fact has had no impact in Telefónica, S.A.’s 2009 standalone financial statements though it has had impact in Telefónica Group’s consolidated financial statements as of December 31, 2009.
Results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 6,252 million euros in 2009. Highlights of the 2009 income statement include:
•
Growth in revenue from operations because most of the contracts signed in 2008 for use of the Telefónica brand entailing royalties stipulated an increasing percentage for the years 2008 to 2011. The 2009 income statement included 369 million euros of revenue from royalties for use of the brand (274 million in 2008).

In accordance with provisions of BOICAC Nº 79, the following items were reclassified from “Revenue from operations” in 2009:
•
Dividends received from group companies and associates, of which the largest came from Telefónica O2 Europe, plc. (1,352 million euros), Telefónica de España, S.A.U. (1,193 million euros) and Telefónica Móviles España (2,602 million euros).

•
Interest income on loans to group companies and associates, the main amounts of which relate to interest from Telefónica Móviles México, S.A. de C.V. (215 million euros), Telefónica de España, S.A.U. (187 million euros) and Telefónica Móviles España, S.A.U. (214 million euros).

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Net financial expense totaled 1,870 million euros in 2009, compared to 2,856 million in 2008. This was mainly due to finance costs with group companies and associates, of which the largest came from Telefónica Europe, B.V., (518 million euros) and Telefónica Emisiones, S.A.U. (981 million euros).

Investment activity
2009
In 2009, Telefónica, S.A. did not carry out any significant capital increases in subsidiaries:
On June 11, 2009, Telefónica, S.A. recognized the capitalization of part of the loans granted in prior years and the accrued interest payable to Telefónica Móviles México, S.A. de C.V. for 1,381 million euros.

On June 5, 2009 and November 2, 20009, Telefónica, S.A. contributed to its subsidiary Latin American Cellular Holding, S.A. receivables in favor of Telcel, C.A. amounting to 58 million strong Venezuelan bolivars (19 million euros) and 49 million strong bolivars (15 million euros) for this company to subsequently make payments on the loan granted to it by Telcel, C.A.
In December 2009, following approval by the Comisión Nacional de Valores de la República Argentina (“CNV”), the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders. The total investment amounted to 23 million euros.
Investments classified as available for sale increased by 197 million euros in 2009 thanks to the recovery in the share prices of Banco Bilbao Vizcaya Argentaria, S.A. and Amper, S.A. The after-tax impact had a balancing entry in “Equity — Net unrealized gains (losses) reserve.”
At June 30, 2009, Telefónica, S.A. took a 34 million euro impairment loss on its shareholding in Zon Multimedia, S.G.P.S. as a result of the steady decline in its market price, estimating that it would not be recoverable. This impairment was recognized in the income statement under “Gain (loss) on available-for-sale financial assets recognized in the period.”
2008
On May 9, 2008, Telefónica, S.A. announced its decision to accept the takeover bid launched by Promotora de Informaciones, S.A. (“PRISA”) for Sogecable, S.A. This disposal added 11 million euros to the Company’s income statement.
Investments classified as available for sale declined by 273 million euros in 2008 due to falls in the share prices of Banco Bilbao Vizcaya Argentaria, S.A., Amper, S.A. and Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A. The after-tax impact had a balancing entry in “Equity — Net unrealized gains (losses) reserve.”

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica remains firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. Through the introduction of new technologies and the development of new products and business processes, we see to become a more effective, efficient and customer-oriented Group.
Telefónica has developed an open innovation model for the management of technological innovation that helps to improve the application of the results of technical research in the commercial services, focusing on certain applied research activities aligned with Telefónica’s strategy. This model fosters open innovation initiatives such as the creation of a venture capital fund, business collaboration forums, etc. It also promotes the use of knowledge developed at technology centers, universities and start-ups, for example, and encourages innovation in collaboration with other agents that will become “technology partners,” including customers, universities, public administrations, suppliers, content providers and other companies.
We believe that we cannot rely solely on acquired technology in our quest to differentiate our products from those of our competitors and to improve our market positioning. We also believe that it is important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities. Our R&D policy is designed to:
•	develop new products and services in order to win market share;
•	boost customer loyalty;
•	drive revenue growth;
•	enhance management;
•	improve business practices; and
•	increase the quality of our infrastructure services to improve customer service and reduce costs.
In 2009, the technological innovation projects undertaken focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership. Our technological innovation activities were closely integrated, especially in our strategy of creating value through broadband, IP networks, wireless communication networks and new generation fiber optic networks and services. In addition, projects were undertaken to promote the information society, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These lines of initiative, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
In 2009, we developed new operational and business support systems and improved existing systems.

FINANCING
The main financing transactions in 2009 carried out by Telefónica, S.A. or guaranteed by Telefónica, S.A. were as follows:
• On February 13, 2009, Telefónica, S.A. executed, with a group of participating banks in the 6,000 million euro syndicated line of credit dated June 28, 2005 maturing on June 28, 2011, an extension of 4,000 million euros, rescheduling 2,000 million euros for 2012 and another 2,000 million euros for 2013.
• Under Telefónica Emisiones, S.A.U.’s European Medium Term Note (“EMTN”), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 6,482 million euros, with the following features:

		Amount
Issue date	Maturity date	(nominal)	Currency of issue	Coupon
02-03-09	02-03-14	2,000,000,000	EUR	5.431%
04-01-09	04-01-16	1,000,000,000	EUR	5.496%
06-03-09	04-01-16	500,000,000	EUR	5.496%
06-02-09	06-02-15	400,000,000	EUR	3-month Euribor + 1.825%
11-10-09	11-11-19	1,750,000,000	EUR	4.693%
12-10-09	12-10-22	650,000,000	GBP	5.289%
12-23-09	12-23-14	100,000,000	EUR	3-month Euribor + 0.70%
• Under Telefónica Emisiones, S.A.U.’s debt issue program registered with the United States Securities Exchange Commission (SEC), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 2,250 million dollars (equivalent to approximately 1,562 million euros), with the following features:

		Amount
Issue date	Maturity date	(nominal)	Currency of issue	Coupon
07-06-09	07-15-19	1,000,000,000	USD	5.877%
07-06-09	01-15-15	1,250,000,000	USD	4.949%
2008
Telefónica, S.A. guaranteed the issue held on June 12, 008 of 1,250 million euros of bonds maturing on June 12, 2013 by Telefónica Emisiones, S.A.U. This issue was made under the terms and conditions established in Telefónica Emisiones, S.A.U.’s European Medium Term Note (EMTN) program registered on July 8, 2005 with the London Stock Exchange.

TRANSACTIONS WITH TREASURY SHARES
At December 31, 2009 and 2008, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	No. of shares	Acquisition price	Trading price	Value (1)%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

(1)	Millions of euros

		Euros per share		Market
	No. of shares	Acquisition price	Trading price	Value (1)%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

(1)	Millions of euros
The movement in treasury shares of Telefónica, S.A. in 2009 and 2008 is as follows:

No. of shares
Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Disposals	(40,730,735)
Delivery PSP Phase I	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

The amount paid to acquire own equity instruments in 2009 and 2008 was 1,005 million and 2,225 million euros, respectively.
On October 16, 2009, Telefónica, S.A. sold 40.7 million treasury shares to Telefónica Internacional, S.A.U. under an agreement entered into between the Telefónica Group and China Unicom Hong Kong Limited. On October 21, 2009, this agreement was executed with the mutual share exchange between Telefónica Internacional, S.A.U. and China Unicom amounting to 1,000 million dollars. The treasury shares were sold to Telefónica Internacional, S.A.U. at a price of 766 million euros.
Treasury shares sold in 2009 and 2008 amounted to 766 million and 1 million euros, respectively.
At December 31, 2009, Telefónica, S.A. held call options on 150 million treasury shares. At December 31, 2008, Telefónica, S.A. held put options on 6 million treasury shares.

RISKS AND UNCERTAINTIES FACING THE COMPANY
The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most important, but not the only ones we face.
Group related risks
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Country risk (investments in Latin America). At December 31, 2009, approximately 35.7% of the Group’s assets were located in Latin America. In addition, around 40.6% of its revenues from operations for 2009 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•	government regulation or administrative polices may change unexpectedly and negatively affect our interests in such countries;
•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;
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the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;
•	governments may impose burdensome taxes or tariffs;
•	political changes may lead to changes in the economic conditions and business environment in which it operates; and
•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to the Group’s subsidiaries in that country, notably the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and the devaluation of the bolivar on January 8, 2010. As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009, which has had a series of impacts on the Group’s consolidated financial statements for 2009 and will on 2010. A more detailed description of this issue is included in Note 2 to the Telefónica Group’s 2009 financial statements.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.

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Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange-rate and interest-rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results or operations and cash flow. Finally, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

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Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.

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In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. A loss of customers or a reduction in purchases by its current customers decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may ultimately affect its ability to meet its growth targets.

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Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Mover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If its ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business.

The current situation of financial markets in terms of liquidity, cost of credit and volatility has improved since the second half of 2008. However, there are still uncertainties surrounding the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. which could affect the normal development of financial markets. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.
The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.
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Risks associated with relationships with venturers. The mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., jointly controlled by Telefónica and Portugal Telecom, S.G.P.S., S.A. (“Portugal Telecom”). Since it has less than a controlling interest in this joint venture, Telefónica does not have absolute control over the venture’s operations. As a result, there is an inherent risk for management or operational disruptions whenever an agreement between the Company and its partners arises.

Therefore, Telefónica must cooperate with Portugal Telecom to implement and expand its business strategies and to finance and management the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from its interest in this joint venture, such as economies of scale and opportunities to achieve potential synergies and cost savings.
Risks related to our industry
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Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:

•	offer lower prices, more attractive discount plans or better services or features;
•	develop and deploy more rapidly new or improved technologies, services and products;
•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and extend their networks more rapidly.

Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.
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Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. Depending on whether the Company has a dominant position or not in these markets, the regulations in some countries are particularly strict. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.

Furthermore, they could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where in operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by June 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.
This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that are not integrated. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment.
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Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.

The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, with most depending on the degree of fulfillment of the commitments assumed. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.

Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
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Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhancing its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
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Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and, albeit to a lesser extent, the related cost of obtaining this capacity could have an adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.

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Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fair to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.

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Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures by regulators and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

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Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow. While the Telefónica Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

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Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment changes in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.

Other risks
Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal, proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

TREND EVOLUTION
We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. In addition, our holdings in China Unicom and Telecom Italia create opportunities for strategic alliances that reinforce our competitive position, scale and efficiency.
Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate. This fact may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.
As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.
We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, having an impact on tariff structures, consumption, market share and commercial activity, which could result in decreases in current and potential customers, revenues and profitability.
However, we are in a strong competitive position in most of the markets where we operate. We intend to continue to seek and take advantage of growth opportunities, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. We seek to lead the industry by anticipating trends in the new digital environment.
We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently. At the same time, we will continue to be strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products. We continually seek to become a more efficient and customer-oriented Group, by introducing new technologies and developing new products and business processes.
In Spain, we will continue to intensify our commercial focus on offering higher quality services, by increasing the effectiveness of our sales channels and further improving our networks to increase customer satisfaction. We will seek to strengthen relations with our customers through targeted commercial offerings. We will boost mobile and fixed broadband growth and bundling services more effectively, taking into account the different geographical areas. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we continue to further improve the capacity and coverage of our networks, adapting our distribution network to enhance the quality of our offer both in voice and data in order to keep and attract high value customers. With regard to the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. We will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.
In Europe, customers will remain at the center of our strategy and management priorities in the region. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services to strengthen our market position. Various initiatives will be implemented to improve our operating efficiency.
In summary, in the context of continued economic uncertainty, intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
•
On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia, S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.
The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.
•
On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase price agreed by the parties was based on the firm value of 900 million euros, subject to a series of adjustments upon completion of the transaction.

The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010. The transaction was completed in February 2010; hence the outstanding payment commitment was fulfilled.
On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.
•
On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program (EMTN) registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.

•
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•
On February 11, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•
On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 million US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

•
Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A. Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.

The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor). This acquisition was subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.

DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH SECURITIES MARKET LAW
Disclosures required under Article 116.bis of the Spanish Securities Market Law:
a.- Capital structure.
At December 31, 2009, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2009, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

	Total		Direct shareholding		Indirect holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	5.54	252,999,646	5.54	252,999,646	—	—
La Caixa (2)	5.17	235,973,505	0.01	253,024	5.16	235,720,481
Capital Research and Management Company (3)	3.16	144,578,826	0	0	3.16	144,578,826
Blackrock, Inc. (4)	3.88	177,257,649	0	0	3.88	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2009 Annual Report on Corporate Governance at December 31, 2009.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “La Caixa” as at December 31, 2009 for the 2009 Annual Report on Corporate Governance. The 5.16% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated May 20, 2009.

(4)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.

d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of article 112, section 2 of the Securities Market Law 24/1988, of July 28, on October 22, 2009, the Company notified the CNMV in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is effective, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertakes not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). At the same time, both parties have assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.
Appointment, reappointment and ratification.
Telefónica’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.

Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Termination of appointment or removal.
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.

The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.

Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 23, 2009, the Board of Directors was authorized, in accordance with articles 75 and following of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).
h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director or director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED LIMITED COMPANIES

ISSUERS’S IDENTIFICATION DETAILS	DATE OF FINANCIAL YEAR END: 12/31/09
TAX ID CODE: A28015865
Company name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR
LISTED LIMITED COMPANIES
For a better understanding of the model and its subsequent preparation, please read the instructions provided at the end before filling it out.
A	OWNERSHIP STRUCTURE
A.1	Complete the following table on the company’s share capital.

Date of last			Number of
modification	Share capital (€)	Number of shares	voting rights
12/28/09	4,563,996,485.00	4,563,996,485	4,563,996,485
Indicate whether different types of shares exist with different associated rights.
No
A.2	List the direct and indirect holders of significant ownership interests in your organisation at year-end, excluding directors:

Name or corporate	Number of direct	Number of indirect	% of total
name of shareholder	voting rights	voting rights (*)	voting rights

Banco Bilbao Vizcaya Argentaria, S.A.	252,999,646	0	5.543

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	253,024	235,720,481	5.170

Capital Research and Management Company	0	144,578,826	3.168

Blackrock, Inc.	0	177,257,649	3.884

Name or corporate	Through: name or
name of indirect	corporate name of	Number of direct	% of total voting
shareholder	direct shareholder	voting rights	rights
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	235,720,481	5.165
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884

Indicate the most significant movements in the shareholder structure during the year.
A.3	Fill in the following tables on company directors holding voting rights through company shares:

Name or
corporate name of	Number of direct	Number of indirect	% of total voting
director	voting rights	voting rights (*)	rights
Mr. César Alierta Izuel	3,966,186	78,000	0.089
Mr. Isidro Fainé Casas	434,021	0	0.010
Mr. Vitalino Manuel Nafría Aznar	11,300	0	0.000
Mr. Julio Linares López	251,394	1,840	0.006
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	564	63,190	0.001
Mr. David Arculus	10,500	0	0.000
Mr. Francisco Javier de Paz Mancho	26,115	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Abril Pérez	300	18,402	0.000
Mr. José María Álvarez-Pallete López	196,835	1,036	0.004
Mr. Luiz Fernando Furlán	4,100	0	0.000
Ms. María Eva Castillo Sanz	58,450	0	0.001
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002

% of total voting rights held by the Board of Directors	0.139
Complete the following tables on share options held by directors:

Name or
Corporate		Number of		% of total
name of	Number of	indirect share	Equivalent number	Voting
director	direct share options	options	of shares	rights
Mr. César Alierta Izuel	438,773	0	438,773	0.010
Mr. César Alierta Izuel 2	10,200,000	0	0	0.223
Mr. Julio Linares López	289,190	0	289,190	0.006
Mr. Alfonso Ferrari Herrero	485,000	0	0	0.011
Mr. Carlos Colomer Casellas	50,982	0	0	0.001
Mr. José María Álvarez- Pallete López	199,810	0	199,810	0.004
A.4
Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

A.5
Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Joint shareholding with Telefónica, S.A. in Mobipay Internacional, S.A.

A.6 Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes
% of share capital affected:
0.87%

Breif description of the agreement:
In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28, on October 22, 2009, the Company notified the Spanish national securities commission, the CNMV, in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited, while the strategic alliance agreement is in force. In addition, China Unicom (Hong Kong) Limited undertakes not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). At the same time, both parties have assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
Members of the shareholder’s agreement:
China Unicom (Hong Kong ) Limited
Telefónica, S.A.
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
No
Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:
A.7
Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify:

No
A.8	Complete the following tables on the company’s treasury shares:
At year-end:

Number of shares	Number of shares held indirectly	% of total
held directly	(*)	share capital
6,329,530	0	0.139
(*) Through:

Total:	0

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	% of total share capital
07/06/09	53,374,599	0	1.136

Gain/(loss) on treasury shares sold during the year (thousands of euros)	102
A.9
Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorising the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 23, 2009, shareholders renewed the authorization granted, by the General Shareholders’s Meeting itself, on April 22, 2008 for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:
“To authorize, pursuant to the provisions of Section 75 et seq. and the first additional provision, paragraph 2, of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.
The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
“Such authorization is granted for a period of 18 months as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on April 22, 2008.”

A.10
Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:
No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0
Indicate whether there are any restrictions included in the bylaws on exercising voting rights.
Yes

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	10.000
Description of restrictions under law or the company’s bylaws on exercising voting rights
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Indicate if there are any legal restrictions on the acquisition or transfer of share capital:
No
A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

B	COMPANY MANAGEMENT STRUCTURE
B.1	Board of directors
B.1.1.	List the maximum and minimum number of directors included in the bylaws.

Maximum number of directors	20
Minimum number of directors	5
B.1.2.	Complete the following table with board members’ details:

Name or corporate		Position on the	Date of first	Date of last	Election
name of director	Representative	board	appointment	appointment	procedure
Mr. César Alierta Izuel	—	Chairman	01-29-1997	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	01-26-1994	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Vitalino Manuel Nafría Aznar	—	Vice Chairman	12-21-2005	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	12-21-2005	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	03-28-2001	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	04-21-1995	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	03-28-2001	06-21-2006	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	01-25-2006	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	12-19-2007	04-22-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	04-12-2002	05-10-2007	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	02-26-2003	04-22-2008	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Director	07-25-2007	04-22-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	07-26-2006	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	01-23-2008	04-22-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	01-23-2008	04-22-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	04-12-2002	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	01-25-2006	06-21-2006	Vote at General Shareholders’ Meeting

Total number of directors	17

Indicate any Board members who left during this period.

Name or corporate	Status of the director	Leaving
name of director	at the time	date
—	—	—
B.1.3.	Complete the following tables on Board members and their respective categories:
EXECUTIVE DIRECTORS

Name or corporate name	Committee proposing	Post held in
of director	appointment	the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors	3
% of the board	17.647
EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name
of significant shareholder
Name or corporate name	Committee proposing	represented or proposing
of director	appointment	appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4
% of the board	23.529

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Telefónica Europe, Plc. and Pearson, Plc. Chairman of Numis, Plc.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	47.059
OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.765

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Company, executive or
shareholder with
Name or corporate		whom the relationship
name of director	Reasons	is maintained
Mr. Peter Erskine	On December 31, 2007, Peter Erskine resigned in the performance of his executive duties at Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other external Directors” category.	Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda	Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.	BBVA Bancomer México, S.A. de C.V.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never had an executive role.

• He is the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.
List any changes in the category of each director which have occurred during the year.

Name or corporate name
of director	Date of change	Previous type	Current type
—	—	—	—

B.1.4.	Explain, if applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:
Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:
No
B.1.5.
Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No
B.1.6.	Indicate what powers, if any, have been delegated to the Chief Executive Officer(s):
•	Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company By-Laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López – Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company By-Laws or by the Regulations of the Board of Directors.

B.1.7.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name	Corporate name of the
of director	group company	Post
Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles Chile, S.A.	Director
Mr. David Arculus	Telefónica Europe, Plc.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. José María Álvarez-Pallete López	Brasilcel, N.V.	Chairman of Supervisory Board
	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Acting Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Chile, S.A.	Acting Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8.
List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name
of director	Name of listed company	Post
Mr. Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
	Repsol YPF, S.A.	2nd Vice Chairman
Mr. Vitalino Manuel Nafría Aznar	Metrovacesa, S.A.	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	Chairman
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
Mr. Pablo Isla Álvarez de Tejera	Inditex, S.A.	Vice Chairman-CEO
B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29.2 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes

Design of the structure of the corporate group	Yes

Corporate governance policy	Yes

Corporate social responsibility policy	Yes

The strategic or business plans, management targets and annual budgets	Yes

Remuneration and evaluation of senior officers	Yes

Risk control and management, and the periodic monitoring of internal information and control systems	Yes

Dividend policy, as well as the policies and limits applying to treasury stock	Yes
B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year:
a)	In the reporting company:

Concept	In thousand €
Fixed remuneration	8,685
Variable remuneration	6,930
Attendance fees	252
By-law stipulated remuneration	0
Share options and/or other financial instruments	3,417
Other	2,126
TOTAL	21,410

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: obligations	0
Life insurance premiums	81
Guarantees issued by the company in favour of directors	0

b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousand €
Fixed remuneration	3,135
Variable remuneration	1,128
Attendance fees	0
By-law stipulated remuneration	0
Shares options and/or other financial instruments	1,094
Other	358
TOTAL	5,715

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: obligations	0
Life insurance premiums	13
Guarantees issued by the company in favor of directors	0
c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	16,923	3,959
External proprietary	1,209	0
External independent	2,706	1,253
Other external	572	503
Total	21,410	5,715
d)	Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	27,125
Total remuneration received by directors/profit attributable to parent company (%)	0.3

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Santiago Fernández Valbuena	General Manager of Finance and Corporate Development
Mr. Luis Abril Pérez	Technical General Secretary to the Chairman
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Mr. Calixto Ríos Pérez	Internal Auditing Manager
Mr. Guillermo Ansaldo Lutz	Chairman Telefónica Spain
Mr. Matthew Key	Chairman Telefónica Europe

Total remuneration received by senior management (in thousand €)	16,372
B.1.13
Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorising clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes
B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the bylaws.
Process for establishing board members’ remuneration and any relevant clauses in the By-laws
Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board Advisory or Control Committees, and fees for attending meetings of the Board of Directors and the advisory or control committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the By-Laws, within the limits approved by the General Shareholders Meeting, and following a report of the Nominating, Compensation and Corporate Governance Committee.
In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the compensation policy for Directors and decisions on the compensation of Directors.
The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of shares or of shares options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of such compensation system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Indicate whether the board has reserved for plenary approval the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes
Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive functions and other contract conditions.	Yes
B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:
Yes

The amount of the fixed components, itemised where necessary, of Board and Board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes
Variable components	Yes
The main characteristics of pension systems, including an estimate of their amount or annual equivalent cost.	Yes
The conditions that the contracts of executive directors exercising executive functions shall respect	Yes
B.1.16.
Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:

No

Role of the Remunerations Committee
•	To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The annual report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Trend of compensation.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes
Identity of external consultants	ODGERS BERNDTSON
B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de	Chairman of Criteria CaixaCorp, S.A.
	Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de	Director of Bousorama, S.A.
	Barcelona, “la Caixa”	Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Port Aventura Entertainment, S.A.
Director of e-la Caixa 1, S.A.
Director of Mediterranea Beach & Golf Resort, S.L.
Director of Serveis Informátics de la Caixa, S.A. (SILK)
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of
Name or company name of	significant shareholder with
director with relationship	relationship	Description of relationship
Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Retail Banking Manager for Spain and Portugal.
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:
No
B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
Appointment
Telefónica’s By-Laws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the LSA and the Company By-Laws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s By-Laws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. It addition, the Board shall ensure that the total number of independent Directors represents at least one-third of the total number of members of the Board.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors shall hold office for a term of five years, and may be re-elected one or more times of equal terms of office.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Evaluation
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the company’s capital structure.
B.1.20.	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
The conditions listed above under Recommendation “Removal” must also be taken into consideration.
B.1.21
Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes
Measures for reducing risk
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always act in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene Board Meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.
No
B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions:

Description of resolution	Quorum	Type of Majority
All resolutions	Personal or proxy attendance of one half plus one of all Directors (50.01%).	Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company By-Laws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, such Direct have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Indicate whether the Bylaws or the regulations of the Board of Directors establish an age limit for directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for directors
—	—	—
B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

Maximum number of years in office	—
B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.
Explanation of reasons and initiatives
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on the April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile:
Yes
Indicate the main procedures
In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors .
B.1.28	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as the extent practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance:

Number of Board meetings	13
Number of Board meetings held in the absence of its chairman	0
Indicate how many meetings of the various Board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	18
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Appointments and Remunerations Committee	9
Number of meetings of the Appointments Committee	0
Number of meetings of the Remuneration Committee	0
B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	0
% of non-attendances of the total votes cast during the year	0.000
B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:
No
Indicate, if applicable, the person(s) who certified the company’s individual and consolidated financial statements for preparation by the board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.
In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:
1.	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2.
To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team;

3.	To supervise the internal audit services, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the annual internal audit work plan and the annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2009.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the management and the Company and its have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.
The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.
B.1.33	Is the secretary of the Board also a director?
No

B.1.34
Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure
In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Appointments Committee notify appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes
Is the Secretary of the Board entrusted in particular with the function of overseeing corporate governance recommendations?
Yes
Remarks
In any case, the Secretary of the Board shall attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the By-Laws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).
B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.
With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof. One of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof.”
In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, where appropriate, appropriate terms of for the hiring thereof, the scope of its professional engagement and revocation or non-renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most relevant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.
In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the external Company Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardize independence of the Company Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.
B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the new audit firm and the previous firm:
No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.
No
B.1.37
Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

Yes

	Company	Group	Total
Amount of other non-audit work (in thousand €)	0	54	54
Amount from non-audit work as a % of total amount bill by audit firm	0.000	0.261	0.225

B.1.38
Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No
B.1.39
Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	5	5

	Company	Group
Number of years audited by current audit firm/Number of years the company accounts have been audited (%)	18.5	26.3
B.1.40
List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

	Corporate name of
Name or corporate	the company
name of director	in question	% share	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—
B.1.41	Indicate and give details of any procedures through which directors may receive external advice:
Yes
Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.
The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information — except in absolutely exceptional cases.
In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.
Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and committee meetings to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43
Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organisation’s name or reputation, tendering their resignation as the case may be:

Yes
Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.
B.1.44
Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):

Yes

Name of Director	Criminal proceedings	Remarks
Mr. César Alierta Izuel	Summary Proceedings 7721/2002 Magistrate’s Court no. 32 of Madrid	Ruling dated July 17, 2009 by Section 17 of the Madrid Regional Court absolving César Alierta Izuel
Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.
Yes

Decision	Explanation
May continue	There have been no circumstances that merit the adoption of any action or decision in this regard.

B.2.	Committees of the Board of Directors
B.2.1	Give details of all the committees of the Board of Directors and their members:
NOMINATING, COMPENSATION AND
CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external
AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
HUMAN RESOURCES AND CORPORATE REPUTATION
AND RESPONSIBILITY COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external
STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external

B.2.2	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process and monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.
Yes
To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes
To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit ; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
Yes
To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.
Yes
To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes
To receive regular information from the external auditor on the progress and findings of the audit programme and check that senior management are acting on its recommendations.	Yes
To ensure the independence of the external auditor.	Yes
In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.	Yes
B.2.3	Describe the organisational and operational rules and the responsibilities attributed to each of the board committees.
International Affairs Committee.
a)	Composition
The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties
Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:
(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the International Affairs Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Audit and Control Committee
Pursuant to the provisions set out in Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:
a)	Composition
The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All of the members of such Committee shall be external Directors. When appoint such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 204 of the LSA, as well as, where appropriate, terms of the hiring thereof, the scope of its professional engagement and the revocation or non-renewal of such appointment;

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the annual internal audit work plan and the annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

c)	Operation
The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.
In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.
d)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Audit and Control Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Service Quality and Customer Service Committee
a)	Composition
The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Service Quality and Customer Services Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Strategy Committee
a)	Composition
The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategic Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategic Committee shall prepare an Action Plan detailing the actions to be taken during the year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Strategic Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Innovation Committee
a)	Composition
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Innovation Committee shall be appointed from among its members.
b)	Duties
The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Innovation Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Nominating, Compensation and Corporate Governance Committee
a)	Composition
The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.
b)	Duties
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.
c)	Operation
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
d)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.

Human Resources and Corporate Reputation and Responsibility Committee
a)	Composition
The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Human Resources and Corporate Reputation and Responsibility Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Regulation Committee
a)	Composition
The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties
Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Regulation Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Executive Commission
a)	Composition
The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.
In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.
b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.
c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).
B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
International Affairs Committee	Consultative and Control Committee
Audit and Control Committee	Consultative and Control Committee
Service Quality and Customer Service Committee	Consultative and Control Committee
Strategy Committee	Consultative and Control Committee
Innovation Committee	Consultative and Control Committee
Nominating, Compensation and Corporate Governance Committee	Consultative and Control Committee
Human Resources and Corporate Reputation and Responsibility Committee	Consultative and Control Committee
Regulation Committee	Consultative and Control Committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.
B.2.5
Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Audit and Control Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the By-Laws. These documents are available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Service Quality and Customer Service Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Strategy Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources and Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Committee is also regulated by Article 31 of the By-Laws. These documents are available for consultation on the company website.
B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:
Yes
C	RELATED PARTY TRANSACTIONS
C.1
Indicate whether the board plenary sessions have reserved the right to approve, based on a favourable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

Yes

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	30,660
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management or Partnership agreements	113
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	25,621
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	199,752
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	163
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	4,848
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	293,455
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	1,330
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	7,076
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	1,550
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	236,470
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	364
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	28,881

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	8,000
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	4,284
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	338
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	91,043
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	164,856
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	286,862
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	6,734
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	237,117
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	244
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	678,700
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	3,604
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	13,002
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	7,733,279
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,361

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	52
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	11,365
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	17,111
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	27,241
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	21,330
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	407
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	25,032
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	1,700
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	3,802
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	18
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	44,406

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	5
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	1,056
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	1,292,912
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	616,075
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments undertaken	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	259,919
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	10
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	4,578
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income	11,802
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	2,541

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors:

C.4
List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities:

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to Article 127 of the LSA.

No

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:
•
With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present .

•
With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•
With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?
No
Identify the listed subsidiaries in Spain:
D	RISK CONTROL SYSTEMS
D.1
Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. It therefore monitors this risk using a Corporate Risk Model (based at the time on COSO I), which is becoming the new Risk Management Model (based on COSO II) that will be applied regularly and uniformly across the Group companies. The new Model enables the Company to assess both the impact and the probability of all the risks which may affect the Telefónica Group. As mentioned above, this is based on the systems proposed in the COSO I and COSO II reports (Committee of Sponsoring Organizations of the Treadway Commission), which establish an integrated Internal and Risk Management framework. The new Risk Management Model is currently being rolled out across the various Telefónica Group companies.
One of the features of this Model is that the Group has a map identifying any risks that require specific control and monitoring according to their importance. Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established.
As for the Telefónica Group’s business, it is conditioned by both intrinsic risk factors that affect exclusively the Group, as well as other external factors that are common to businesses of the same sector. The most significant risks, which appear in the Telefónica Group’s consolidated management report, included in the notes to the 2009 consolidated financial statements, are as follows.

Group related risks
•
Country risk (investments in Latin America). At December 31, 2009, approximately 35.7% of the Group’s assets were located in Latin America. In addition, around 40.6% of its revenues from operations for 2009 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which it operates; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to the Group’s subsidiaries in that country, notably the level of inflation reached in 2009, the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and the devaluation of the bolivar on January 8, 2010. As a result, in accordance with IFRS, Venezuela had to be considered a hyperinflationary economy in 2009, which has had a series of impacts on the Group’s consolidated financial statements for 2009 and will on 2010. A more detailed description of this issue is included in Note 2 to the Telefónica Group’s 2009 financial statements.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates in these countries.
•
Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange-rate and interest-rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results or operations and cash flow. Finally, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. A loss of customers or a reduction in purchases by its current customers decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect its ability to meet its growth targets.

•
Dependence on external sources of financing. The performance, expansion and improvement of networks, as well as the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Mover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If its ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business.

The current situation of financial markets in terms of liquidity, cost of credit and volatility has improved since the second half of 2008, and during 2009. However, there are still uncertainties surrounding the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. which could affect the normal development of financial markets. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.

In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.

The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.

•
Risks associated with relationships with venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., which is jointly controlled by the Group and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”). Since it has less than a controlling interest in this joint venture, Telefónica does not have absolute control over the venture’s operations. As a result, there is an inherent risk for management or operational disruptions whenever an agreement between the Company and its partners arises, in terms of a deadlock of the management or the possible operations.

Therefore, Telefónica must cooperate with Portugal Telecom to implement and expand its business strategies and to finance and management the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from its interest in this joint venture, such as economies of scale and opportunities to achieve potential synergies and cost savings.

Risks related to our industry
•
Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:

•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. Depending on whether the Company has a dominant position or not in these markets, the regulations in some countries are particularly strict. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.

Furthermore, they could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.

In addition, since the Telefónica Group holds a leading market share in many of the countries where in operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by June 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that are not integrated. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.

In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment.
•
Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.

The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
•
Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhancing its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
•
Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and, albeit to a lesser extent, the related cost of obtaining this capacity could have an adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.

•
Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.

•
Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

•
Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow. While the Telefónica Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
•
Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment changes in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.

Other risks
•
Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal...) during the year:
Yes
If so, indicate the circumstances and whether the established control systems worked adequately.
Risk occurred in the financial year
Venezuelan economy

Circumstances that have motivated it
Among other factors, it should be highlighted the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
Effectiveness of the control systems
In accordance with the information appearing in Notes 2 (“Basis of presentation of the consolidated financial statements” and 24 (“Events after the reporting period” of the notes to the consolidated financial statements of Telefónica, S.A. for the year ended December 31, 2009, throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider how it translates the financial statements of investees and the recovery of its financial investments there. These include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•	That the 2008 figures should not be restated.
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from the date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.
•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).
•
The various components in the income statement and statement of cash flows have been adjusted for the general price index from the dates the components were contributed or arose, with a balancing entry in net financial results and an offsetting item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 bolivars per dollar (3.1 bolivars per euro).

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the above are as follows:

Millions of euros
Revenue	267
OIBDA	64
Net profit (loss)	(548)
Translation differences	1,224
Impact on equity	676

In addition, regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Finally, on January 19, the Venezuelan authorities announced that they would grant a preferential rate of 2.60 bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years.
D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of duties
Audit and Control Committee
The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company By-Laws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Finance and Corporate Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company By-Laws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.
The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.
E	GENERAL SHAREHOLDERS’ MEETINGS
E.1
Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that	Quorum % other than that established
	established in article 102 of the	in article 103 of the LSA for the special
	LSA for general cases	cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0
E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA:
Yes
Describe how they differ from the rules established under the LSA.
Description of differences
Article 21 of the Company By-Laws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.

In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article 21, of the Company Bylaw shall apply to such shares at the time of voting.
E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.
Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.
Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization, operation and duties of the General Shareholders’ Meeting.
E.4	Indicate the measures, if any, adopted to encourage participation by shareholders at General Shareholders’ Meetings.
The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:
*	WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but merely for illustrative purposes, the following:
a)
The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.

b)	Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c)	The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d)	The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e)	If established, the means and procedures to cast votes from a distance.
f)
Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.
*	SUGGESTIONS MADE BY THE SHAREHOLDERS
As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.
*	PROXY GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5
Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting:

Yes
Details of measures
The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organization and development of the General Shareholders’ Meeting in a single text, the document provides mechanisms to:
•	Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.
•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always act in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).
E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.
In 2009, no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.
E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
			% remote voting
Date of general	% attending in		Electronic
meeting	person	% by proxy	means	Other	Total
06/23/09	0.168	60.463	0.000	0.000	60.631

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

Result
Items on			Votes		of the
agenda	Summary of proposal	Votes in favor	against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2008.	2,629,333,559 (92.17%)	9,622,338 (0.34%)	213,720,882 (7.49%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves	2,644,991,917 (92.72%)	971,960 (0.03%)	206,712,902 (7.25%)	Approved
III	Approval of an incentive Telefónica, S.A. share purchase plan for employees of the Telefónica Group	2,609,510,504 (91.48%)	36,379,361 (1.28%)	206,786,914 (7.25%)	Approved
IV	Authorization for acquisition of the Company’s own shares, directly or through companies of the Group.	2,649,876,493 (92.89%)	2,230,686 (0.08%)	200,569,600 (7.03%)	Approved
V	Reduction of the share capital through the cancellation of treasury shares.	2,651,153,726 (92.94%)	1,274,760 (0.04%)	200,248,293 (7.02%)	Approved
VI	Re-election of the Auditor for Fiscal Year 2009.	2,642,101,657 (92.62%)	4,504,247 (0.16%)	206,070,875 (7.22%)	Approved
VII	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,652,039,978 (92.97%)	898,877 (0.03%)	199,737,924 (7.00%)	Approved
E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares needed to attend the General Shareholders’ Meetings:
Yes

Number of shares required to attend the General Shareholders’ Meetings	300
E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.
As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:
*	Voting by proxy at the General Shareholders’ Meeting:
•
Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

•
Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

*	Voting instructions:
•
The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting.

*	Proxies:
•
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

•
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Act [Ley del Mercado de Valores] in connection with conflict of interest situations.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.
E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes:
No
E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.
Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Indicate the degree of the company’s compliance with Corporate Governance recommendations.
Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.
Explain
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 25 of the By-Laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 26 of the By-Laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the listed subsidiary and the other group companies;
b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;
c)	Operations that effectively add up to the company’s liquidation;
Complies
4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;
b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies

7.
The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.
Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:
i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.
ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:
1.	They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2.	They go through at market rates, generally set by the person supplying the goods or services;

3.	Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally, the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies
9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the Company’s largest number of Board committees, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.
Complies

11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
2.	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3, A.2 and A.3
Explain
The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2009, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.17% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.54% of the capital stock.
Applying the proportional criteria established in Article 137 of the LSA (to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 89,089 million euros at December 31, 2009, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 4,606 million euros, and that of BBVA is 4,936 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 137 of the LSA) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies
14.
The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.
16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42
Complies
17.
When a Company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the Board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee —a post that shall always be given to an independent Director (article 22 of the Regulations)- and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the Board’s actions:
a)	adhere to the spirit and letter of Laws and their implementing regulations, including those issued by regulatory agencies;
b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting , the Board of Directors and others;
c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full Board meeting; the relevant appointment and removal procedures being spelled out in the Board’s regulations.
See section: B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The Board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the Board’s operation;
b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and Chief Executive have carried out their duties;
c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or Board’s regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies

24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The Company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the Company’s expense.

See section: B.1.41
Complies
25.
Companies should organise induction’s programmes for new directors to acquaint them rapidly with the workings of the Company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;
b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the Board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.
b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies
28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;
b)	Directorships held in other companies, listed or otherwise;
c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and;
e)	Shares held in the Company and any options on the same.
Complies
29.	Independent directors should not stay on as such for a continued period of more than 12 years.
See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the Company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26
Complies
32.
Companies should establish rules obliging directors to inform the Board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the Board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.
See sections: B.1.43, B.1.44
Complies

33.
All directors should express clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the Board, director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Not Applicable
35.	The Company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemised, where necessary, of board and board committee attendance fees, with an estimate of the fixed annual remuneration they give rise to;
b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.
ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;
iii)	The main parameters and ground for any system of annual bonuses or other, non cash benefits; and
iv)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.
c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration;
ii)	Notice periods; and
iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the Company or other companies in the group, share options or other share-based instruments, payments linked to the Company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.
See sections: A.3, B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

40.
The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.
The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.
See section: B.1.16
Partially complies
At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Director compensation policy is given to shareholders for information purposes. In addition, this Report is available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.
41.	The notes to the Annual Accounts should list individual directors’ remuneration in the year, including:
a)	a breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;
ii)	Additional compensation for acting as chairman or member of a board committee;
iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;
iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;
v)	Any severance packages agreed or paid;
vi)	Any compensation they receive as directors of other companies in the group;
vii)	The remuneration executive directors receive in respect of their senior management posts;
viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:
i)	Number of shares or options awarded in the year, and the terms set for their execution;
ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;
iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;
iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the Company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with article 28.4 of the Company By-Laws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.
In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.
When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6
Complies
43.	The Board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies
44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.
See sections: B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work programme to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies
49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational, ...) the Company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the Company sees as acceptable;
c)	Measures in place to mitigate the impact of risk events should they occur;
d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
See section: D
Complies

50.	The Audit Committee’s role should be:
1.	With respect to internal control and reporting systems:
a)
Monitor the preparation and the integrity of the financial information prepared on the Company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.
c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:
a)	Make recommendations to the Board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.
b)	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.
c)	Monitor the independence of the external auditor, to which end:
i)	The Company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control Committee.
See sections: B.2.2 and B.2.3
Complies
53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.
See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organise, in appropriate form, the succession of the chairman and chief executive, making recommendations to the Board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the Board.

d)	Report to the Board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies
57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;
ii)	The individual remuneration and other contractual conditions of executive directors.
iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the Company.
See sections: B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST
If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2009, except in those issues in which a different date of reference is specifically mentioned.
•	Note 1 to Section A.2.]
Capital Research and Management Company, in the notification sent to the Comisión Nacional del Mercado de Valores on May 20, 2009, has not disclosed the name of the direct owner of its stake in Telefónica, S.A.
•	Note 2 to Section A.3.]
It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.
•	Note 3 to Section A.3.]
On January 12, 2010, Ms. María Eva Castillo Sanz notified the Comisión Nacional del Mercado de Valores of the direct acquisition of 10,540 shares of Telefónica, S.A. In addition, on January 26, 2010, Ms. Castillo Sanz notified the CNMV of the direct acquisition of 5,475 shares of Telefónica, S.A.
•	Note 4 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the Comisión Nacional del Mercado de Valores of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. In addition, on April 16, 2008, Mr. Alierta notified the Comisión Nacional del Mercado de Valores of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On October 16, 2007, Mr. Alfonso Ferrari Herrero notified the Comisión Nacional del Mercado de Valores of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
On September 10, 2009, Mr. Carlos Colomer Casellas notified the Comisión Nacional del Mercado de Valores of the sale of 33,334 put options on shares of Telefónica, S.A., to be settled by offset, with maturity on May 31, 2010, and an exercise price of 15 euros. In addition, on October 23, 2009, Mr. Carlos Colomer Casellas notified the Comisión Nacional del Mercado de Valores of the sale of 17,648 put options on shares of Telefónica, S.A., to be settled by offset, with maturity on July 31, 2010, and an exercise price of 17 euros.
The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 438,773; Mr. Julio Linares López, 289,190; and Mr. José María Álvarez-Pallete López, 199,810) related to the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” to be delivered (from July 1, 2010, July 1, 2011 and July 1, 2012) if all the terms established for such delivery are met.
•	Note 5 to Section B.1.10.]
Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
•	Note 6 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2009, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2009.
The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the By-Laws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for above, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s Advisory or Control Committees. In this respect, it was also agreed that executive Board members, other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the Advisory or Control committees (in euros).

		Executive	Advisory or Control
Post	Board of Directors	Commission	Committees

Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance to each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica’s directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.
The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s directors for discharging their duties in 2009:

			Other Board
			Committees
	Board of	Executive	Fixed
Board Members	Directors	Commission	payment	Per diems	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500
Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Mr. Peter Erskine	150,000	100,000	56,000	25,000	331,000
Mr. Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Mr. Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000
TOTAL	2,600,000	800,000	681,333	252,500	4,333,833
(Euros)

In addition, the breakdown of the total paid to executive directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2009
ITEM	(euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind (1)	100,051
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2009 in respect of executive directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: For Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.
It should be noted that the external directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica as a listed company in that market.
•	Note 7 to Section B.1.11.]
Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
•	Note 8 to Section B.1.12.]
“Total” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2009 to the Pension Plan.
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2009, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2009.
The six senior executives of the Company, excluding those that are directors, received a total for all items in 2009 of 10,533,852 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan for these directors amounted to 922,728 euros.
Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to the Company’ senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these senior executives received a total of 284,248 shares in the first phase of the Plan.

•	Note 9 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

•	Note 10 to Section B.1.29.]
In 2009, the other Board Committees held the following meetings:
•	Human Resources and Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 6

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 8

•	Strategy Committee: 10

•	Note 11 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the CFO, Mr. Santiago Fernández Valbuena. However, this certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
•	Note 12 to Section B.1.39.]
Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.
•	Note 13 to Section B.1.44.]
The ruling has been appealed before the Supreme Court.
•	Note 14 to Section C.2.]
The transactions included under “Commitments Undertaken” in amounts of 91,043, 7,733,279 and 800,000 euros, the first two of which are with Banco Bilbao Vizcaya Argentaria, S.A. and third with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.
•	Note 15 to Section F. Recommendation 34]
Notwithstanding the information provided in this section, it is hereby noted that in 2009 no Director of the Company gave up their place before their tenure expired.
You may include in this section any other information, clarification or observation related to the above sections of this report.
Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:
List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code:
No
This Annual Corporate Governance Report was approved by the company’s Board of Directors at its meeting held on February 24, 2010.
Indicate whether any Directors voted against or abstained from voting on the approval of this Report.
No
*****

AUDIT REPORT

TELEFÓNICA, S.A. AND SUBSIDIARIES
Consolidated Financial Statements and
Consolidated Management Report
for the year ended
December 31, 2009

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See note 25)

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Telefónica, S.A.

1. We have audited the consolidated financial statements of Telefónica, S.A. (the Parent Company) and its subsidiaries, which comprise the consolidated statement of financial position at December 31, 2009 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company’s Directors. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. In accordance with Spanish mercantile law, for comparative purposes the Parent Company’s Directors have included for each of the headings presented in the consolidated statement of financial position, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and the notes thereto, in addition to the figures of 2009, those of 2008. Likewise for comparative purposes, the Parent Company’s Directors have voluntarily included the 2007 figures of the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the notes thereto. Our opinion refers only to the consolidated financial statements for 2009. On March 6, 2009 and February 28, 2008, we issued our audit reports on the 2008 and 2007 consolidated financial statements, respectively, in which we expressed an unqualified opinion.

3. In our opinion, the accompanying 2009 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and the consolidated financial position of Telefónica, S.A. and its subsidiaries at December 31, 2009 and the consolidated results of its operations, changes in consolidated equity and consolidated cash flows and for the year then ended and contain the required information necessary for their adequate interpretation and understanding, in conformity with the International Financial Reporting Standards adopted by the European Union applied on a basis consistent with that of the preceding two years.

4. The accompanying 2009 consolidated management report contains such explanations as the Parent Company’s Directors consider appropriate concerning the situation of Telefónica, S.A. and its subsidiaries, the evolution of their business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso

José Luis Perelli Alonso

March 18, 2010

TELEFóNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONSOLIDATED ANNUAL ACCOUNTS) AND CONSOLIDATED
MANAGEMENT REPORT FOR 2009

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	NOTE	2009	2008

A) NON-CURRENT ASSETS		84,311	81,923

Intangible assets	(Note 6)	15,846	15,921
Goodwill	(Note 7)	19,566	18,323
Property, plant and equipment	(Note 8)	31,999	30,545
Investment properties		5	1
Investments in associates	(Note 9)	4,936	2,777
Non-current financial assets	(Note 13)	5,988	7,376
Deferred tax assets	(Note 17)	5,971	6,980

B) CURRENT ASSETS		23,830	17,973

Inventories		934	1,188
Trade and other receivables	(Note 11)	10,622	9,315
Current financial assets	(Note 13)	1,906	2,216
Tax receivables	(Note 17)	1,246	970
Cash and cash equivalents	(Note 13)	9,113	4,277
Non-current assets held for sale		9	7

TOTAL ASSETS (A + B)		108,141	99,896

EQUITY AND LIABILITIES	NOTE	2009	2008

A) EQUITY		24,274	19,562

Equity attributable to equity holders of the parent		21,734	17,231
Non-controlling interests	(Note 12)	2,540	2,331

B) NON-CURRENT LIABILITIES		56,931	55,202

Non-current interest-bearing debt	(Note 13)	47,607	45,088
Non-current trade and other payables	(Note 14)	1,249	1,117
Deferred tax liabilities	(Note 17)	3,082	3,576
Non-current provisions	(Note 15)	4,993	5,421

C) CURRENT LIABILITIES		26,936	25,132

Current interest-bearing debt	(Note 13)	9,184	8,100
Current trade and other payables	(Note 14)	14,023	13,651
Current tax payables	(Note 17)	2,766	2,275
Provisions	(Note 15)	963	1,106

TOTAL EQUITY AND LIABILITIES (A+B+C)		108,141	99,896

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of financial position

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2009	2008	2007

Revenue from operations	(Note 19)	56,731	57,946	56,441
Other income	(Note 19)	1,645	1,865	4,264
Supplies		(16,717)	(17,818)	(17,907)
Personnel expenses		(6,775)	(6,762)	(7,893)
Other expenses	(Note 19)	(12,281)	(12,312)	(12,081)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		22,603	22,919	22,824

Depreciation and amortization	(Note 19)	(8,956)	(9,046)	(9,436)

OPERATING INCOME		13,647	13,873	13,388

Share of profit (loss) of associates	(Note 9)	47	(161)	140

Finance income		814	827	703
Exchange gains		3,085	6,189	4,645
Finance costs		(3,581)	(3,648)	(3,554)
Exchange losses		(3,625)	(6,165)	(4,638)

Net financial expense	(Note 16)	(3,307)	(2,797)	(2,844)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		10,387	10,915	10,684

Corporate income tax	(Note 17)	(2,450)	(3,089)	(1,565)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		7,937	7,826	9,119

Profit after tax from discontinued operations	(Note 18)	—	—	—

PROFIT FOR THE YEAR		7,937	7,826	9,119

Non-controlling interests	(Note 12)	(161)	(234)	(213)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		7,776	7,592	8,906

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.71	1.63	1.87
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.71	1.63	1.87
The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated income statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(MILLIONS OF EUROS)

	Year ended December 31
	2009	2008	2007

Profit for the year	7,937	7,826	9,119

Other comprehensive income

Gain (loss) on measurement of available-for-sale investments	638	(1,167)	(75)
Reclassification of (losses) gains included in the income statement	(4)	(142)	107
Income tax impact	(105)	281	24

	529	(1,028)	56

(Losses) gains on hedges	(794)	1,302	875
Reclassification of (losses) gains included in the income statement	(77)	50	17
Income tax impact	262	(402)	(292)

	(609)	950	600

Translation differences	1,982	(4,051)	(1,375)

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(189)	(182)	54
Income tax impact	53	55	(17)

	(136)	(127)	37

Share of income (loss) recognized directly in equity of associates	233	(59)	(3)
Income tax impact	2	(13)	(11)

	235	(72)	(14)

Total other comprehensive income	2,001	(4,328)	(696)

Total comprehensive income recognized in the year	9,938	3,498	8,423

Attributable to:
Equity holders of the parent	9,418	3,612	8,158
Non-controlling interests	520	(114)	265

	9,938	3,498	8,423

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of comprehensive income

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(MILLIONS OF EUROS)

	Attributable to equity holders of the parent
							Available-for-					Non-
	Share	Share	Legal	Revaluation		Retained	sale		Equity of	Translation		controlling	Total
	capital	premium	reserve	reserve	Treasury shares	earnings	investments	Hedges	associates	differences	Total	interests	equity
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the year	—	—	—	—	—	7,776	—	—	—	—	7,776	161	7,937
Other comprehensive income (loss)	—	—	—	—	—	(136)	527	(609)	235	1,625	1,642	359	2,001

Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	—	—	—	—	—	(4,557)	—	—	—	—	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09										613	613	—	613
Net movement in treasury shares	—	—	—	—	(656)	—	—	—	—	—	(656)	—	(656)
Acquisitions and disposals of Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(122)	(122)
Capital reduction (Note 12)	(141)	—	—	—	2,308	(2,167)	—	—	—	—	—	—	—
Other movements	—	—	—	(15)	—	(300)	—	—	—	—	(315)	106	(209)

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

Profit for the year	—	—	—	—	—	7,592	—	—	—	—	7,592	234	7,826
Other comprehensive income (loss)	—	—	—	—	—	(127)	(1,023)	950	(72)	(3,708)	(3,980)	(348)	(4,328)

Total comprehensive income						7,465	(1,023)	950	(72)	(3,708)	3,612	(114)	3,498
Dividends paid (Note 12)	—	—	—	—	—	(4,165)	—	—	—	—	(4,165)	(333)	(4,498)
Net movement in treasury shares	—	1,074	—	—	(3,151)	(232)	—	—	—	—	(2,309)	—	(2,309)
Acquisitions and disposals of Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)
Capital reduction (Note 12)	(68)	(1,136)	—	—	1,204	—	—	—	—	—	—	—	—
Other movements	—	—	—	(8)	—	(24)	—	—	—	—	(32)	90	58

Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Financial position at December 31, 2006	4,921	2,869	984	1,358	(329)	5,717	401	(137)	(130)	1,524	17,178	2,823	20,001

Profit for the year	—	—	—	—	—	8,906	—	—	—	—	8,906	213	9,119
Other comprehensive income (loss)	—	—	—	—	—	37	56	600	(14)	(1,427)	(748)	52	(696)

Total comprehensive income						8,943	56	600	(14)	(1,427)	8,158	265	8,423
Dividends paid (Note 12)	—	—	—	—	—	(3,077)	—	—	—	—	(3,077)	(324)	(3,401)
Net movement in treasury shares	—	(13)	—	—	(2,105)	(13)	—	—	—	—	(2,131)	—	(2,131)
Acquisitions and disposals of Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(95)	(95)
Capital reduction (Note 12)	(148)	(2,054)	—	—	2,202	—	—	—	—	—	—	—	—
Other movements	—	(280)	—	(1,178)	—	1,455	—	—	—	—	(3)	61	58

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2009	2008	2007
Cash flows from operating activities

Cash received from customers		67,358	69,060	67,129
Cash paid to suppliers and employees		(46,198)	(48,500)	(47,024)
Dividends received		100	113	124
Net interest and other financial expenses paid		(2,170)	(2,894)	(3,221)
Taxes paid		(2,942)	(1,413)	(1,457)

Net cash from operating activities	(Note 23)	16,148	16,366	15,551

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		242	276	198
Payments on investments in property, plant and equipment and intangible assets		(7,593)	(7,889)	(7,274)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		34	686	5,346
Payments on investments in companies, net of cash and cash equivalents acquired		(48)	(2,178)	(2,798)
Proceeds on financial investments not included under cash equivalents		6	31	14
Payments made on financial investments not included under cash equivalents		(1,411)	(114)	(179)
Interest (paid) received on cash surpluses not included under cash equivalents		(548)	76	74
Government grants received		18	11	27

Net cash used in investing activities	(Note 23)	(9,300)	(9,101)	(4,592)

Cash flows from financing activities

Dividends paid	(Note 12)	(4,838)	(4,440)	(3,345)
Transactions with equity holders		(947)	(2,241)	(2,152)
Proceeds on issue of debentures and bonds	(Note 13)	8,617	1,317	4,209
Proceeds on loans, borrowings and promissory notes		2,330	3,693	6,658
Cancellation of debentures and bonds	(Note 13)	(1,949)	(1,167)	(1,756)
Repayments of loans, borrowings and promissory notes		(5,494)	(4,927)	(13,039)

Net cash flow used in financing activities	(Note 23)	(2,281)	(7,765)	(9,425)

Effect of foreign exchange rate changes on collections and payments		269	(302)	(261)

Effect of changes in consolidation methods and other non-monetary effects		—	14	—

Net increase (decrease) in cash and cash equivalents during the period		4,836	(788)	1,273

CASH AND CASH EQUIVALENTS AT JANUARY 1		4,277	5,065	3,792

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,113	4,277	5,065

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		4,277	5,065	3,792

Cash on hand and at banks		3,236	2,820	2,375

Other cash equivalents		1,041	2,245	1,417

BALANCE AT DECEMBER 31	(Note 13)	9,113	4,277	5,065

Cash on hand and at banks		3,830	3,236	2,820

Other cash equivalents		5,283	1,041	2,245

The accompanying Notes 1 to 25 and Appendices I to V are an integral part of these consolidated statements of cash flow

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED
ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2009
(1)	BACKGROUND AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica”, or “the Group”) operating mainly in the telecommunications, media and contact center industries.
The parent company of this Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at Gran Vía 28, Madrid (Spain).
Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and their method of consolidation.
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model through three business areas defined by the geographical markets in which it operates, and with an integrated view of the wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
A more detailed segmentation of the activities carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose individuals financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2009, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.
The accompanying consolidated financial statements for the year ended December 31, 2009 were prepared by the Company’s Board of Directors at its meeting on February 24, 2010 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.
For comparative purposes, the accompanying financial statements for 2009 include the consolidated statement of financial position at December 31, 2008 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years ended December 31, 2008 and, on a voluntary basis, 2007.
Comparative information and main changes in the consolidation scope
The accompanying consolidated statements of comprehensive income and consolidated statements of changes in equity for the year ended December 31, 2009 are presented in accordance with the amendment to IAS 1 “Revised Presentation of Financial Statements” (see Note 3.s). Accordingly, the information presented for the years ended December 31, 2008 and 2007 has been adapted to such amendment, and, therefore, differs, on a presentation basis, from the information contained in the approved 2008 and 2007 consolidated financial statements.
The main changes in the consolidation scope affecting comparability of the consolidated information for 2009 and 2008 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2007) are as follows:
2009
a)	Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the first days of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees, as well as the recovery of its financial investments in that country. Within these factors it is worth highlighting the level of inflation reached in 2009 and the cumulative inflation over the last three years; the restrictions to the official foreign exchange market and, finally, the devaluation of the Bolivar fuerte on January 8, 2010 (see Note 24).

As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•	That the 2008 figures should not be restated.
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is reflected in the translation differences at the beginning of the 2009 financial year.

•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).
•
The various components of the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 Bolivares fuertes per dollar (3.1 Bolivares fuertes per euro).

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the items mentioned above are as follows:

Millions of euros
Revenue	267
OIBDA	64
Net profit	(548)
Translation differences	1,224
Impact on equity	676
b)	Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as state aid of the tax deduction for the tax basis amortization of goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

In the case of the Telefónica Group, as a result of this uncertainty the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deems the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) are not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the consolidated income statement of the Telefónica Group for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 591 million euros.

c)	Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement

On September 6, 2009, Telefónica and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement through which each party agreed to invest the equivalent of 1,000 million US dollars in ordinary shares of the other party.

On October 21, 2009, the mutual share exchange was implemented through the subscription by Telefónica, S.A., through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A. (see Note 12).

Following the completion of the transaction, Telefónica increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after a capital reduction carried out by China Unicom, the Telefónica Group reached a shareholding equivalent to 8.37% of the company’s voting share capital.

The investment in China Unicom is now included in the consolidation scope under the equity method. The total amount of this investment at December 31, 2009 amounts to 2,301 million euros.
2008
a)	Tender offer for all the remaining outstanding shares of Telefónica Chile, S.A.

On September 17, 2008, Telefónica launched a tender offer through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Telefónica Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.

Once the acceptance period had ended and the transaction had been settled, Telefónica’s indirect ownership in CTC increased from 44.9% to 96.75%.

Subsequently, pursuant to Chilean law, on December 1, 2008, Inversiones Telefónica Internacional Holding, Ltda. launched a new tender offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, under the same economic terms as the initial offer. The acceptance period for the second offer ended on December 31, 2008, but was then extended to January 6, 2009, as allowed by Chilean law.

Upon the end of the acceptance period of the second tender offer, Telefónica’s indirect ownership percentage in CTC’s share capital increased from 96.75% of all of CTC’s outstanding shares, reached in the first tender offer, to 97.89%. The total payment for the two tranches amounted to 558,547 million Chilean pesos, equivalent to 658 million euros.

Key performance indicators
The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by subtracting depreciation and amortization from operating income to eliminate the impact of investments in fixed assets that cannot be directly controlled by management in the short term. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.
OIBDA is used to track the performance of the business and establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of our operating results or as an alternative to cash flows from operating activities as a measurement of our liquidity.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2009, 2008 and 2007:

Millions of euros	2009	2008	2007
OIBDA	22,603	22,919	22,824

Depreciation and amortization	(8,956)	(9,046)	(9,436)

OPERATING INCOME	13,647	13,873	13,388

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2009, 2008 and 2007:

2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	9,757	9,143	3,910	(207)	22,603

Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)

OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	9,448	7,121	4,977	1,278	22,824

Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

Debt indicators
The following table presents the reconciliation between the Telefónica Group’s gross interest-bearing debt, net interest-bearing debt and net debt at December 31, 2009, 2008 and 2007:

Millions of euros	12/31/09	12/31/08	12/31/2007
Gross interest-bearing debt	56,791	53,188	53,928
Other non-current payables (e.g. bills payable)	515	477	327
Cash and cash equivalents	(9,113)	(4,277)	(5,065)
Non-current financial investments	(2,736)	(4,439)	(2,284)
Current financial investments	(1,906)	(2,216)	(1,622)

Net interest-bearing debt	43,551	42,733	45,284
Guarantee contracts	71	365	365
Net personnel reorganization commitments	2,261	2,687	3,289

Net debt	45,883	45,785	48,938

The Company calculates net interest-bearing debt from gross consolidated interest-bearing debt by including other payables (e.g. bills payable) and the unpaid portion of equity investments, in an amount of 515 million euros, and subtracting 9,113 million euros of cash and cash equivalents and 4,642 million euros of temporary financial investments and certain investments in financial assets with a maturity of over one year, whose balance is included in the consolidated statement of financial position under “Non-current financial assets.” After adjustment for these items, net interest-bearing debt rose to 43,551 million euros, an increase of 1.9% from 2008 (42,733 million euros).
(3)	ACCOUNTING POLICIES
The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:
a)	Translation methodology
The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:
1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

3.	Statements of cash flow, which were translated at the average exchange rate for the year.
Goodwill and statement of financial position items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the closing exchange rate.
The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When a foreign operation is sold, totally or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 (the IFRS transition date) related to such operation recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.
The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph prior to their translation to euros. Once restated, all the items of the financial statements are converted to euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.
To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is taken to profit or loss.
b)	Foreign currency transactions
Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.
All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the investment in a foreign operation, which are included under the “Translation differences” in the consolidated statement of financial position.
c)	Goodwill
For acquisitions after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.
In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.
Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.
The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).
d)	Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).
Management reassesses the indefinite useful life classification of these assets on an annual basis.
Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.
Research and development costs
Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.
Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.
As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.
Service concession arrangements
These arrangements relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.
Customer base
This represents the allocation of acquisition costs attributable to customers acquired in business combinations. Amortization is on a straight-line basis over the estimated period of the customer relationship.
Software
Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated at three years.
e)	Property, plant and equipment
Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.
Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Other income — Own work capitalized.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Group is under obligation to incur such costs due to the use of the asset.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to their intended use or sale.
The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.
Upkeep and maintenance expenses are expensed as incurred.
The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).
The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of estimated
useful life
Buildings	25 — 40
Plant and machinery	10 — 15
Telephone installations, networks and subscriber equipment	5 — 20
Furniture, tools and other items	2 — 10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets
Non-current assets, including property, plant and equipment, goodwill and intangible assets are evaluated at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, a recoverable amount is estimated, as the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is assessed individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).
The Group bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year. The growth rates used in 2009 are as follows:

Rates	2009
Businesses in Spain	0.88%-0.94%
Businesses in Latin America	1.21%-3.25%
Businesses in Europe	1.00%-2.00%
The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.
Pre-tax discount rates adjusted for country and business risks are applied. The following ranges of rates were used in 2009:

Rates	2009
Businesses in Spain	6.8%-7.3%
Businesses in Latin America	8.6%-19.4%
Businesses in Europe	6.3%-8.5%
When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.
g)	Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.
h)	Investments in associates
The Telefónica Group’s investments in companies over which it exercises significant influence (evidenced via representation on the board of directors or agreements with shareholders) but does not control or manage jointly with third parties are accounted for using the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.
i)	Financial assets and liabilities
Financial investments
All normal purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.
Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current assets. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.
Financial assets with fixed maturities that the Group has the positive intention and ability (legal and financial) to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

Financial assets which the Group intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Group has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets:

Fair value is considered to be the quoted market price at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.
The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.
For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement.
Financial assets are only fully or partially derecognized when:
1.	The rights to receive cash flows from the asset have expired;

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed; or

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.
Preferred stock
Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the right to avoid cash payments.
Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.
Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets or liabilities, depending on their positive or negative values.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Group designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of a net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.
From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.
j)	Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.
Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.
k)	Treasury shares
Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

l)	Provisions
Pensions and other employee obligations
Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.
For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
Other provisions
Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.
m)	Share-based payments
The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while others are equity-settled.
For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (“Performance period”). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in the income statement
For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.
n)	Corporate income tax
This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.
Deferred taxes are calculated based on a statement of financial position analysis of the temporary differences generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.
The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.
Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.
The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.
Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.
Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are recognized in connection with the purchase price allocation. Subsequent increases in required deferred tax assets are deducted from goodwill.
Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
o)	Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.
Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.
Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.
Installment fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.
Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are exchanged and recognized as sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”
Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).
As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from customer for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.
All expenses related to mixed promotional packages are taken to the income statement as incurred.
p)	Use of estimates, assumptions and judgments
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
Income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.
Provisions
Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.
Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition
Connection fees
Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.
The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.
Determining fair values for each identified element requires estimates that are complex due to the nature of our business.
A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, revenues in future years.
q)	Consolidation methods
The consolidation methods applied are as follows:
•	Full consolidation method for companies over which the Company controls either by exercising effective control or by virtue of agreements with the other shareholders.
•
Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues, and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.
In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.
All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.
The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.
The consolidated income statement and consolidated statement of cash flows include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenue and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.
The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under “Non-controlling interests” on the consolidated statement of financial position and income statement, respectively.
r)	Acquisitions and disposals of non-controlling interests
Acquisitions of equity shares of subsidiaries from non-controlling interests:
The Telefónica Group treats increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.
Disposals of investments in subsidiaries without relinquishing control:
In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group derecognizes the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the consolidated income statement.
Commitments to acquire non-controlling interests (put options):
Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position. Where the exercise price exceeds the balance of non-controlling interests, the difference is recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference is adjusted based on the exercise price of the options and the carrying amount of non-controlling interests.
s)	New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2009 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2008, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2009, noted below:
•	Amendment to IAS 23, Borrowing costs
The amendment consists of the elimination of the possibility to immediately recognize in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by Telefónica.
•	Amendment to IAS 1, Revised Presentation of Financial Statements
The revised standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transaction with owners, with non-owner changes presented as a single line. In addition, the standard introduces the statement of comprehensive income which can be presented in one single statement or in two linked statements. Telefónica has elected to present two statements. This change is not mandatory, but the Group has decided to use the proposed titles, which are:
•	statement of financial position, instead of “balance sheet”
•	income statement

•	statement of comprehensive income, instead of “statement of recognized income and expense”
•	statement of changes in equity instead of “movements in equity”
•	statement of cash flows instead of “cash flow statement”
•	Amendment to IFRS 2, Share-based Payment: Vesting Conditions and Cancellations
This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation
These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	Improvements to IFRSs (May 2008)
These improvements establish a broad amount of amendments to current IFRSs with the aim of removing inconsistencies and clarifying wording. These improvements did not have any impact on the financial position or performance of the Group.
•	Amendment to IFRS 7, Financial Instruments: Disclosures
This amendment enhances the disclosure required about fair value measurements and liquidity risk. In addition, it introduces a three-level hierarchy of fair value measurement and the requirement to disclose any kind of change in the method of measuring fair value and the reasons behind it. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	Amendments to IAS 39 and IFRIC 9, Embedded derivatives
These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, it prohibits the reclassification when the embedded derivative is not subject to a separate valuation upon the moment of reclassification of a hybrid contract out of the aforementioned category. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	IFRIC 12, Service Concession Arrangements
This interpretation provides guidance on the accounting by operators for obligations assumed and related rights acquired under service concession arrangements. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	IFRIC 13, Customer Loyalty Programmes
This interpretation establishes that entities that have programs which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, combining the sale of the product or service itself and the sale of points or credits, therefore such that a part of the amount earned must be allocated to the points awarded and its recognition deferred until their redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this amendment has not had a significant impact on the financial position or performance of the Group.

•	IFRIC 15, Agreements for the Construction of Real Estate
This interpretation refers to agreements for the construction of real estate and addresses to related issues: it determines whether the construction of real estate is within the scope of IAS 11, Construction Contracts, or IAS 18, Revenue and, when revenue from the construction of real estate should be recognized. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation
This interpretation establishes the criteria for the recognition of hedges of a net investment in foreign operations, including the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss relating to both the hedging instrument and the hedged item that must be recognized in profit or loss on disposal of the investment. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
•	IFRIC 18, Transfers of Assets from Customers
This interpretation applies to deliveries of assets from customers as of July 1, 2009. This interpretation establishes the criteria for accounting transactions in which an entity receives from a customer an item of property, plant and equipment (or cash for their acquisition or construction) that the entity must use either to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. The adoption of this amendment has not had any impact on the financial position or performance of the Group.
In addition, the Amendment to IAS 39 Hedges of Transactions between Segments, included in Improvements to IFRS published in April 2009, is effective for annual periods beginning on or after January 1, 2009, but has not been adopted by the European Union at the date of preparation of these consolidated financial statements. This amendment clarifies that hedge accounting may not be applied to transactions between segments in accordance with the principle of IAS 39, which does not allow hedge accounting to be applied to intragroup transactions in the consolidated financial statements. The application of this interpretation would not have had an impact on the 2009 consolidated financial statements.

New IFRS and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not effective as of December 31, 2009
At the date of preparation of the accompanying consolidated financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Mandatory application:
annual periods
beginning on
Standards and amendments		or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IFRS 3	Business Combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Improvements to IFRSs (April 2009)		January 1, 2010 (*)
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendment to IFRS 2	Group Cash-Settled Share-Based Payment Transactions	January 1, 2010
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010

(*)
The amendments to IFRS 2, IAS 38 (regarding intangible assets acquired in business combinations) IFRIC 9 and IFRIC 16 become effective for all annual periods beginning on or after July 1, 2009. In addition, no effective date has been established for the additional guidance to the appendix to IAS 18 for determining whether an entity is acting as a principal or as an agent, as this appendix does not form part of the standard.

Mandatory application:
annual periods
beginning on
Interpretations		or after
IFRIC 17	Distributions of Non-Cash Assets to Owners	July 1, 2009
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
Amendment to IFRIC 14	Prepayment of Minimum Funding Requirements	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with non-controlling interests carried out on or after January 1, 2010, as well as the subsequent recognition of tax assets acquired in business combinations prior to that date, as provided for in the transitional provisions. Meanwhile, the changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.
(4)	SEGMENT INFORMATION
Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.
To implement this management model, the Group has three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain oversees the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services operations and their development in Spain.
Telefónica Latin America oversees the same operations in Latin America.
Telefónica Europe oversees the wireline, wireless, broadband, value added services and data operations in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Slovak Republic.
The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and eliminations” together with the consolidation adjustments.
The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment.
The Telefónica Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management services and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.
Inter-segment transactions are carried out at market prices.
Key information for these segments is as follows:

2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	19,703	22,983	13,533	512	56,731
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	—
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)

OIBDA	9,757	9,143	3,910	(207)	22,603

Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)

OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

CAPITAL EXPENDITURE	1,863	3,450	1,728	216	7,257

INVESTMENTS IN ASSOCIATES	3	2,453	—	2,480	4,936

NON-CURRENT ASSETS	14,082	25,016	26,962	1,351	67,411

TOTAL ALLOCATED ASSETS	26,156	44,678	32,097	5,210	108,141

TOTAL ALLOCATED LIABILITIES	13,363	22,862	6,435	41,207	83,867

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	—
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)

OIBDA	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401

INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777

NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789

TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896

TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	20,683	20,078	14,458	1,222	56,441
External sales	20,423	19,901	14,417	1,700	56,441
Inter-segment sales	260	177	41	(478)	—
Other operating income and expenses	(11,235)	(12,957)	(9,481)	(*) 56	(33,617)

OIBDA	9,448	7,121	4,977	1,278	22,824

Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

CAPITAL EXPENDITURE	2,381	3,343	2,125	178	8,027

INVESTMENTS IN ASSOCIATES	95	70	—	3,023	3,188

NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550

TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873

TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(*)	“Other operating income and expenses” for the “Other and inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 19).

The breakdown of the segment revenues from operations by business and the main countries in which the Group operates is as follows:

	Millions of euros
	2009				2008				2007
			Other and				Other and				Other and
Country	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total
Spain	12,167	8,965	(1,429)	19,703	12,581	9,684	(1,427)	20,838	12,401	9,693	(1,411)	20,683
Latin America				22,983				22,174				20,078
Brazil	5,766	3,036	(426)	8,376	6,085	2,932	(411)	8,606	5,619	2,396	(353)	7,662
Argentina	1,047	1,643	(81)	2,609	1,027	1,585	(85)	2,527	984	1,353	(73)	2,264
Chile	893	1,010	(72)	1,831	974	1,051	(89)	1,936	974	930	(90)	1,814
Peru	1,006	840	(130)	1,716	977	773	(123)	1,627	1,031	603	(121)	1,513
Colombia	615	685	(31)	1,269	710	815	(35)	1,490	739	869	(39)	1,569
Mexico	N/A	1,552	N/A	1,552	N/A	1,631	N/A	1,631	N/A	1,431	N/A	1,431
Venezuela	N/A	3,773	N/A	3,773	N/A	2,769	N/A	2,769	N/A	2,392	N/A	2,392
Remaining operators and inter-segment eliminations				1,857				1,588				1,433

Europe				13,533				14,309				14,458
UK	70	6,442	—	6,512	33	7,019	N/A	7,052	10	7,393	N/A	7,403
Germany	558	3,188	—	3,746	496	3,099	N/A	3,595	353	3,188	N/A	3,541
Czech Republic	1,015	1,248	(3)	2,260	1,183	1,388	10	2,581	1,067	1,192	(2)	2,257
Ireland	1	904	N/A	905	N/A	957	N/A	957	N/A	991	N/A	991
Remaining operators and inter-segment eliminations				110				124				266

Other and inter-segment eliminations				512				625				1,222

Total				56,731				57,946				56,441

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS
Business combinations:
2009
No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.
2008
On April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A. (TCO IP, S.A.), launched a voluntary tender offer for shares representing up to one third of the free float of the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price per share of 63.90 and 654.72 Brazilian reais, respectively. This offer, which concluded on May 15, 2008, reached a level of acceptance of close to 100%, which implied the acquisition by TCO IP, S.A. of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively.

Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies. After this offer VIVO owned, directly and indirectly, 90.65% of the share capital of Telemig Celular, S.A. and 58.9% of the share capital of Telemig Celular Participaçoes, S.A. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.
After the acquisition of these shareholdings, the purchase price was allocated to the assets acquired and the liabilities assumed using generally accepted measurement methods for each type of asset and/or liability based on the best information available.
The fair value of the licenses was determined using the Multi-period Excess Earnings Method (MEEM) by discounting the estimated future cash flows of the company’s wireless business based on the assumptions contained in the Business Economic Valuation (BEV) prepared in accordance with Brazilian corporation law.
The calculation only considered estimated revenue generated by new customers in the business plan and not existing customers in the portfolio at the time of the transaction. All applicable costs are deducted from the estimated revenue, while the impact on cash flows of changes in working capital and the acquisition of assets is also considered, thus obtaining the estimated net cash flow attributable to the asset.
The carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and the liabilities assumed in this transaction at the date control was obtained bearing considering the effects of proportionality, were the following:

	Telemig Group
Millions of euros	Carrying
(Data at 50%)	amount	Fair value
Intangible assets	18	562
Property, plant and equipment	126	183
Other assets	376	477

Deferred tax liabilities	3	208
Other liabilities	265	263

Net asset value	252	751
Non-controlling interests	119	335

Acquisition cost		451

Goodwill (Note 7)		35

The amount paid for the acquisition in 2008 was 522 million euros. Acquisition cost was calculated bearing in mind the exchange rate effect of the difference between the exchange rate applied upon the initial inclusion of Telemig’s assets and liabilities in the Telefónica Group’s consolidated financial statements and the average exchange rate of the payments made in the acquisition of the shareholding.
The impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros	Telemig Group
Cash and cash equivalents of companies acquired	175
Cash paid in the acquisition plus related costs	522

Total net cash outflow (Note 23)	347

Acquisitions of non-controlling interests:
2009
There were no acquisitions of significant non-controlling interests in 2009. The detail of transactions carried out in the year is provided in Appendix I.
2008
The effect of the tender offer for CTC’s non-controlling interests was recognized in 2008. The impact of this acquisition on equity attributable to non-controlling interests amounted to 397 million euros (see Note 12); while the related goodwill was 277 million euros (see Note 7).
(6)	INTANGIBLE ASSETS
Movements in the items comprising net intangible assets in 2009 and 2008 are as follows:

	Millions of euros
						Translation
						differences and
	Balance at				Transfers	hyperinflation	Balance at
	12/31/08	Additions	Amortization	Disposals	and other	adjustments	12/31/09
Development costs	175	84	(81)	(2)	(14)	—	162
Service concession arrangements	8,697	10	(786)	—	(8)	929	8,842
Software	2,394	964	(1,312)	—	772	130	2,948
Customer base	3,046	—	(512)	—	24	123	2,681
Other intangible assets	1,229	81	(170)	(1)	(51)	51	1,139
Prepayments on intangible assets	380	166	—	—	(479)	7	74

Net intangible assets	15,921	1,305	(2,861)	(3)	244	1,240	15,846

	Millions of euros
						Translation
						differences and
	Balance at				Transfers	hyperinflation	Inclusion of	Exclusion of	Balance at
	12/31/07	Additions	Amortization	Disposals	and other	adjustments	companies	companies	12/31/08
Development costs	177	96	(81)	—	(14)	(3)	—	—	175
Service concession arrangements	9,670	293	(757)	—	50	(1,103)	544	—	8,697
Software	2,452	933	(1,111)	(15)	276	(160)	22	(3)	2,394
Customer base	4,153	1	(585)	—	(136)	(387)	—	—	3,046
Other intangible assets	1,534	16	(209)	(3)	108	(218)	3	(2)	1,229
Prepayments on intangible assets	334	292	—	—	(233)	(14)	1	—	380

Net intangible assets	18,320	1,631	(2,743)	(18)	51	(1,885)	570	(5)	15,921

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2009 and 2008 are as follows:

	Balance at December 31, 2009
		Accumulated	Impairment	Net intangible
Millions of euros	Gross cost	amortization	losses	assets

Development costs	1,613	(1,451)	—	162
Service concession arrangements	14,074	(5,232)	—	8,842
Software	11,175	(8,226)	(1)	2,948
Customer base	5,476	(2,795)	—	2,681
Other intangible assets	2,143	(973)	(31)	1,139
Prepayments on intangible assets	74	—	—	74

Net intangible assets	34,555	(18,677)	(32)	15,846

	Balance at December 31, 2008
		Accumulated	Impairment	Net intangible
Millions of euros	Gross cost	amortization	losses	assets

Development costs	1,613	(1,438)	—	175
Service concession arrangements	12,430	(3,733)	—	8,697
Software	9,207	(6,813)	—	2,394
Customer base	5,072	(2,026)	—	3,046
Other intangible assets	2,055	(822)	(4)	1,229
Prepayments on intangible assets	380	—	—	380

Net intangible assets	30,757	(14,832)	(4)	15,921

Within the “Additions” column, the main additions in 2009 and 2008 relate to investments in software.
“Additions” of service concession arrangements in 2009 include the renewal of the operator’s license in Nicaragua for an amount equivalent to 10 million euros, and in 2008 the spectrum license at VIVO for 225 million euros and the operator’s license in Ecuador for 90 million US dollars, equivalent to 62 million euros.
“Inclusion of companies” in 2008 mainly reflects the impact of the inclusion of the Telemig Group in the consolidation scope (see Note 5).
At December 31, 2009 and 2008, the Company carried intangible assets with indefinite useful lives of 111 and 104 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.
Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no significant impairment recognized in the consolidated financial statements for 2009 or 2008 as a result of these impairment tests.
“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,477 and 1,411 million euros at December 31, 2009 and 2008 (901 and 999 million euros net of the related accumulated amortization).

(7)	GOODWILL
The movement in this heading assigned to each Group segment was the following:

Millions of euros
				Translation
				differences and
	Balance at			hyperinflation	Balance at
2009	12/31/08	Acquisitions	Disposals	adjustments	12/31/09
Telefónica Spain	3,238	—	—	—	3,238
Telefónica Latin America	5,450	23	(209)	1,056	6,320
Telefónica Europe	9,452	—	—	358	9,810
Other	183	7	—	8	198

Total	18,323	30	(209)	1,422	19,566

Millions of euros
			Translation
	Balance at		differences	Balance at
2008	12/31/07	Acquisitions	and other	12/31/08
Telefónica Spain	3,233	5	—	3,238
Telefónica Latin America	5,524	406	(480)	5,450
Telefónica Europe	10,830	5	(1,383)	9,452
Other	183	16	(16)	183

Total	19,770	432	(1,879)	18,323

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”
The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2009 and 2008 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.
In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.
2009
The primary disposals in 2009 correspond to the measurement of the purchase commitment for non-controlling interests of Colombia de Telecomunicaciones, S.A. for 90 million euros (see Note 21) and the impact of the corporate restructuring carried out at the VIVO Group.
In addition, the favorable evolution of exchange rates applied to goodwill has led to an increase in this line item of 719 million euros in the year, and the impact of recognizing Venezuela as a hyperinflationary economy (see Note 2) led to an increase in goodwill of 713 million euros.
2008
The primary acquisitions of goodwill in 2008 correspond to the acquisition of the Telemig Group, which led to the recognition of 35 million euros of goodwill, and the first tranche of the buyout by CTC’s non-controlling interests, which generated 277 million euros of goodwill.

In 2008, “Translation differences and other” had a major impact on the movement in the year owing to currency depreciation in several countries in which the Group operates, especially the pound sterling, which resulted in a decrease in goodwill of 1,343 million euros.
(8)	PROPERTY, PLANT AND EQUIPMENT
The composition and movement of the items comprising net “Property, plant and equipment” in 2009 and 2008 was the following:

	Millions of euros
						Translation
						differences and
	Balance at					hyperinflation	Inclusion of	Balance at
	12/31/08	Additions	Depreciation	Disposals	Transfers and other	adjustments	companies	12/31/09
Land and buildings	7,031	34	(454)	(19)	(852)	352	—	6,092
Plant and machinery	19,250	1,356	(4,980)	(100)	4,607	1,254	4	21,391
Furniture, tools and other items	1,546	285	(661)	(6)	362	134	—	1,660

Total PP&E in service	27,827	1,675	(6,095)	(125)	4,117	1,740	4	29,143

PP&E in progress	2,485	3,973	—	(4)	(3,937)	102	—	2,619
Advance payments on PP&E	6	6	—	—	(2)	—	—	10
Installation materials	227	298	—	(3)	(297)	2	—	227

Net PP&E	30,545	5,952	(6,095)	(132)	(119)	1,844	4	31,999

	Millions of euros
	Balance at				Transfers	Translation	Inclusion of	Balance at
	12/31/07	Additions	Depreciation	Disposals	and other	differences	companies	12/31/08
Land and buildings	7,289	68	(628)	(166)	850	(385)	3	7,031
Plant and machinery	20,814	2,520	(4,977)	(117)	2,352	(1,429)	87	19,250
Furniture, tools and other items	1,784	397	(654)	(15)	129	(162)	67	1,546

Total PP&E in service	29,887	2,985	(6,259)	(298)	3,331	(1,976)	157	27,827

PP&E in progress	2,274	3,406	—	(16)	(2,957)	(250)	28	2,485
Advance payments on PP&E	15	6	—	—	(15)	—	—	6
Installation materials	284	373	(44)	28	(403)	(11)	—	227

Net PP&E	32,460	6,770	(6,303)	(286)	(44)	(2,237)	185	30,545

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2009 and 2008 are as follows:

	Balance at December 31, 2009
		Accumulated
	Gross cost	depreciation	Impairment losses	Net PP&E
Land and buildings	11,560	(5,456)	(12)	6,092
Plant and machinery	87,017	(65,548)	(78)	21,391
Furniture, tools and other items	6,184	(4,534)	10	1,660

Total PP&E in service	104,761	(75,538)	(80)	29,143

PP&E in progress	2,619	—	—	2,619
Advance payments on PP&E	10	—	—	10
Installation materials	260	—	(33)	227

Net PP&E	107,650	(75,538)	(113)	31,999

	Balance at December 31, 2008
		Accumulated
	Gross cost	depreciation	Impairment losses	Net PP&E
Land and buildings	11,752	(4,703)	(18)	7,031
Plant and machinery	75,414	(56,077)	(87)	19,250
Furniture, tools and other items	5,286	(3,737)	(3)	1,546

Total PP&E in service	92,452	(64,517)	(108)	27,827

PP&E in progress	2,486	—	(1)	2,485
Advance payments on PP&E	6	—	—	6
Installation materials	317	(57)	(33)	227

Net PP&E	95,261	(64,574)	(142)	30,545

Among the main investments in 2009 and 2008 were additions by Telefónica de España of 1,276 million euros (1,042 million euros in the fixed line and 234 million euros in the wireline business) and 1,681 million euros, respectively. In the fixed line business, investments mainly went to broadband, Imagenio and data service for large corporate customers, and to maintenance of the traditional business. Investment in the wireless business mainly went to the deployment of 3G.
Telefónica Latin America’s investments in 2009 and 2008 amounted to 3,187 million and 3,393 million euros, respectively. Investment in 2009 centered on driving wireline technologies, namely the transformation in growth businesses (broadband and pay-TV), and in the wireless business on extending coverage and capacity for the rollout of GSM networks.
Investment by Telefónica Europe in 2009 and 2008 amounted to 1,356 million and 1,634 million euros, respectively. Investment here in 2009 focused primarily on all the operators’ 3G networks to continue expanding coverage, with further amounts earmarked for investment in the ADSL business in the UK, Germany and the Czech Republic. “Inclusion of companies” in 2008 reflects the 182 million euros impact of the consolidation of Telemig.
“Translation differences” reflects the impact of exchange rate movements on opening balances as well as the impact of the recognition of Venezuela as a hyperinflationary economy (see Note 2). The effect of exchange rates on movements in the year is included in the column corresponding to such movement.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.

Property, plant and equipment deriving from finance leases amounted to 691 million euros at December 31, 2009 (733 million euros at December 31, 2008) (see Note 22).
The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2009 and 2008 were not significant.
(9)	ASSOCIATES AND JOINT VENTURES
Associates
The breakdown of amounts recognized in the consolidated statement of financial position and income statement related to associates is as follows:

	Millions of euros
Description	12/31/09	12/31/08
Investments in associates	4,936	2,777
Long-term loans to associates	3	49
Short-term loans to associates	15	77
Receivables from associates for current operations (Note 11)	189	120
Loans granted by associates (Note 14)	149	109
Payables to associates for current operations (Note 14)	113	73
Revenue from operations with associates	204	212
Work performed by associates and other operating expenses	484	533
In addition, the Telefónica Group, through its stake in Telco S.p.A., has an indirect equity interest in Telecom Italia S.p.A. equivalent to 7.21% of its voting shares. Key information on the balances and transactions between the Telefónica Group and Telecom Italia S.p.A. and group companies is as follows:

	Millions of euros
Description	12/31/09	12/31/08
Receivables from current operations (Note 11)	73	65
Payables from current operations (Note 14)	25	54
Operating revenue	379	406
Operating expenses	420	504
Balances and transactions with Portugal Telecom, SGPS, S.A. through Brasilcel, N.V. group companies are shown at 50%.
The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2009	Millions of euros
		Total	Total	Operating	Profit/(loss)	Carrying
COMPANY	% Holding	Assets	liabilities	income	for the year	amount	Fair value
Telco S.p.A. (Italy) (*)	46.18%	7,111	3,703	—	(39)	2,026	2,026
Portugal Telecom, SGPS, S.A. (Portugal)	9.86%	14,948	12,965	6,674	516	458	764
China Unicom (Hong Kong) Limited	8.37%	37,397	16,203	21,490	3,687	2,301	2,301
Hispasat, S.A. (Spain)	13.23%	841	383	151	71	56	N/A
Other						95
TOTAL						4,936

December 31, 2008	Millions of euros
		Total	Total	Operating	Profit/(loss)	Carrying
COMPANY	% Holding	Assets	liabilities	income	for the year	amount	Fair value
Telco S.p.A. (Italy) (*)	42.30%	7,241	3,688	—	(1,556)	2,082	2,082
Portugal Telecom, SGPS, S.A. (Portugal)	9.86%	13,713	12,513	6,734	582	456	544
Medi Telecom, S.A. (Morocco)	32.18%	1,217	951	464	30	95	N/A
Hispasat, S.A. (Spain)	13.23%	716	335	138	47	50	N/A
Other						94
TOTAL						2,777

(*)
Through this company, Telefónica effectively has an indirect stake in Telecom Italia S.p.A.’s voting shares at December 31, 2009 and 2008 of approximately 10.49%, representing 7.21% of the dividend rights.

The detail of the movement in investments in associates in 2009 and 2008 was the following:

Investments in associates	Millions of euros
Balance at 12/31/07	3,188

Acquisitions	4
Disposals	(55)
Inclusion of companies	1
Translation differences	(45)
Income (loss)	(161)
Dividends	(65)
Transfers and other	(90)

Balance at 12/31/08	2,777

Acquisitions	772
Disposals	(114)
Translation differences	103
Income (loss)	47
Dividends	(58)
Transfers and other	1,409

Balance at 12/31/09	4,936

Changes at December 31, 2009 and 2008 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2009 reflects the inclusion in the consolidation scope of the equity investment in China Unicom Limited for 2,301 million euros. Of this amount, 1,467 million euros were transferred from “Non-current financial assets - Equity investments” (see Note 13) following the acquisition of an additional 2.68% of this company.
Disposals in 2009 include the sale by Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., of its 32.18% stake in Moroccan operator Medi Telecom, S.A., along with outstanding loans to shareholders, for a total amount of 400 million euros. The net gain from this transaction before tax amounts to 220 million euros (see Note 19).
Disposals in 2008 included the disposal of a 0.476% stake in Portugal Telecom, SGPS, S.A. The Telefónica Group’s effective shareholding in this company at December 31, 2008 was 9.857%.
Results for 2008 include the impact of the write-down of Telco S.p.A.’s investment in Telecom Italia S.p.A. To estimate the impact, the Telefónica Group took the estimated synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia S.p.A. The amount shown in “Share of profit (loss) of associates” in the income statement for 2008 reflects a 209 million euros loss in this respect (146 million euros after the related tax effect) at Telefónica, S.A..

Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is integrated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.
The contributions of Brasilcel, N.V. to the Telefónica Group’s 2009, 2008 and 2007 consolidated statements of financial position and income statements are as follows:

	Millions of euros
	2009	2008	2007
Current assets	1,170	1,234	1,193
Non-current assets	5,617	4,616	4,358
Current liabilities	1,170	1,351	1,328
Non-current liabilities	1,505	1,212	644
Operating revenue	2,743	2,662	2,152
Operating expenses	2,046	2,063	1,778
(10)	RELATED PARTIES
Significant shareholders
The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. are described below. All of these transactions were carried out at market prices.
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 531 million euros drawn down at December 31, 2009 (436 million euros at December 31, 2008).
•	Time deposits amounting to 878 million euros at December 31, 2009 (355 million euros at December 31, 2008).
•	Derivative transactions contracted under market conditions, for a total nominal amount of approximately 7,824 million euros at December 31, 2009 (6,930 million euros at December 31, 2008).
•	Guarantees granted by BBVA for approximately 237 million euros at December 31, 2009 (13 million euros at December 31, 2008).
•	Dividends and other benefits paid to BBVA in 2009 for 287 million euros (279 million euros in 2008).
•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 643 million euros drawn down at December 31, 2009 (682 million euros at December 31, 2008).
•	Time deposits amounting to 1,293 million euros at December 31, 2009 (368 million euros at December 31, 2008).

•	Derivative transactions arranged under market conditions, for a total nominal amount of approximately 800 million euros in 2009, with no amounts in 2008.
•	Dividends and other benefits paid to la Caixa in 2009 for 260 million euros (237 million euros in 2008).
•	Guarantees granted for 17 million euros at December 31, 2009 (1 million euros in 2008).
•	Telecommunications services rendered by Telefónica Group companies to la Caixa group companies under market conditions.
Associates and joint ventures
The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.
Directors and senior executives
During the financial year to which these accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in Note 21 of these consolidated financial statements.
(11)	TRADE AND OTHER RECEIVABLES
The breakdown of this consolidated statement of financial position heading at December 31, 2009 and 2008 is as follows:

	Balance at	Balance at
Millions of euros	12/31/09	12/31/08
Trade receivables	10,877	10,116
Receivables from associates (Note 9)	262	120
Other receivables	1,103	585
Allowance for uncollectibles	(2,589)	(2,196)
Short-term prepayments	969	690

Total	10,622	9,315

Public-sector trade receivables in the countries in which the Group operates at December 31, 2009 and 2008 amounted to 666 million and 539 million euros, respectively.
The breakdown of trade receivables at December 31, 2009 and 2008 is as follows:

Millions of euros	12/31/09	12/31/08
Trade receivables billed	7,544	7,153
Trade receivables unbilled	3,333	2,963

Total	10,877	10,116

The movement in impairment losses in 2009 and 2008 is as follows:

Millions of euros
Impairment losses at December 31, 2007	2,070

Allowances	1,232
Retirements/amount applied	(926)
Inclusion of companies	6
Translation differences	(186)

Impairment losses at December 31, 2008	2,196

Allowances	1,209
Retirements/amount applied	(970)
Translation differences	154

Impairment losses at December 31, 2009	2,589

The balance of trade receivables billed net of impairment losses at December 31, 2009 amounted to 4,955 million euros (4,957 million euros at December 31, 2008), of which 2,981 million euros were not yet due (2,642 million euros at December 31, 2008).
Of the amounts due, only net amounts of 204 and 216 million euros are over 360 days at December 31, 2009 and 2008, respectively. They are mainly with the public sector.
(12)	EQUITY
a)	Share capital and share premium
At December 31, 2009, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2009, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2008, 2009 and 2010.
In addition, on June 23, 2009, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 141,000,000 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141,000,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was recorded for the cancelled shares for 141 million euros. The balance of this reserve at December 31, 2009 was 498 million euros. The cancelled shares were delisted on December 30, 2009.
Proposed appropriation of profit attributable to equity holders of the parent
Telefónica, S.A. obtained 6,252 million euros of profit in 2009.
At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of a fixed gross 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009, and the total amount paid was 2,277 million euros.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2009 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	6,252
Interim dividend (paid in May 2009)	2,277
Goodwill reserve	2
Voluntary reserves	3,973
Total	6,252
b)	Dividends
Dividends paid in 2009
At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.5 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, as indicated above, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.
In accordance with Article 216 of the Spanish Corporations Law, the following table shows the provisional statement issued substantiating the existence of sufficient liquidity at the time the resolution to distribute this dividend was adopted.

Millions of
Liquidity statement at April 29, 2009	euros

Income from January 1 through March 31, 2009	3,024
Mandatory appropriation to reserves	—
Distributable income	3,024

Proposed interim dividend (maximum amount)	2,352

Cash position at April 29, 2009
Funds available for distribution Cash and cash equivalents	2,218
Unused credit facilities	4,667
Proposed interim dividend (maximum amount)	(2,352)
Difference	4,533
The Company manages its liquidity risks (see Note 16) in order to have cash available for the following year.
Dividends paid in 2008
At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.
In addition, in November 2008 an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.
Dividends paid in 2007
At its meeting held on May 10, 2007, the Company’s Board of Directors resolved to pay an additional dividend charged against 2006 profit of a gross 0.30 euros per share. A total of 1,425 million euros was paid in May.
In addition, in November an interim dividend against 2007 profit of a gross 0.35 euros per share was paid, entailing a total payment of 1,652 million euros.
c)	Reserves
Legal reserve
According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2009, the Company had duly set aside this reserve.

Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.
The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 15 million euros in 2009 (8 million euros in 2008 and 1,178 million euros in 2007) corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Retained earnings.”
Retained earnings
These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.
d)	Translation differences
The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions (see Note 3.b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments and the impact of the restatement of financial statements of companies in hyperinflationary economies.
Group companies took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.
The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2009	2008	2007
Telefónica Latin America	1,052	(834)	669
Telefónica Europe	(2,524)	(2,793)	(619)
Other adjustments and intra-group eliminations	99	16	47

Total Telefónica Group	(1,373)	(3,611)	97

e)	Treasury shares
At December 31, 2009, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share		Market Value
	No. of shares	Acquisition price	Trading price	Millions of euros	%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%

Telefónica S.A. owns the only treasury shares in the Group. No other Group company owns any Telefónica treasury shares.
In 2009, 2008 and 2007 the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at 12/31/06	75,632,559

Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(147,633,912)

Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

The amount paid to acquire treasury shares in 2009 was 1,005 million euros (2,225 million and 2,324 million euros in 2008 and 2007, respectively).
At December 31, 2009, the Group held call options on 150 million treasury shares, and at December 31, 2008, put options on 6 million treasury shares.
f)	Non-controlling interests
“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2009, 2008 and 2007 consolidated statement of financial position are as follows:

					Acquisitions of
		Capital			non-controlling
		contributions		Change in	interests and
	Balance at	and inclusion	Profit (loss)	translation	exclusion of	Dividends	Other	Balance at
Millions of euros	12/31/08	of companies	for the year	differences	companies	paid	movements	12/31/09
Telefónica O2 Czech Republic, a.s.	1,095	—	114	21	—	(186)	—	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	—	22
Telesp Participaçoes, S.A.	385	—	101	118	—	(64)	2	542
Brasilcel (Holdings)	774	—	46	214	(108)	(41)	—	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	—	3	—	—	—	—	23
Iberbanda, S.A.	9	—	(3)	—	—	—	—	6
Colombia Telecomunicaciones, S.A., ESP	—	—	(104)	—	—	—	104	—
Other	25	—	3	(2)	(7)	(3)	2	18

Total	2,331	1	161	357	(123)	(295)	108	2,540

					Acquisitions of
		Capital			non-controlling
		contributions		Change in	interests and
	Balance at	and inclusion	Profit (loss)	translation	exclusion of	Dividends	Other	Balance at
Millions of euros	12/31/07	of companies	for the year	differences	companies	Paid	movements	12/31/08
Telefónica O2 Czech Republic, a.s.	1,192	—	112	(12)	—	(197)	—	1,095
Telefónica Chile, S.A.	473	—	25	(72)	(397)	(7)	1	23
Telesp Participaçoes, S.A.	464	—	127	(93)	—	(113)	—	385
Brasilcel (Holdings)	545	348	61	(163)	—	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	19	—	4	—	—	(2)	(1)	20
Iberbanda, S.A.	11	8	(10)	—	—	—	—	9
Colombia Telecomunicaciones, S.A., ESP	—	—	(89)	—	—	—	89	—
Other	26	—	4	(3)	(1)	(2)	1	25

Total	2,730	356	234	(343)	(398)	(333)	85	2,331

				Acquisitions of
				non-controlling
			Change in	interests and
	Balance at	Profit (loss)	translation	exclusion of		Other	Balance at
Millions of euros	12/31/06	for the year	differences	companies	Dividends paid	movements	12/31/07
Telefónica O2 Czech Republic, a.s.	1,239	92	14	—	(153)	—	1,192
Telefónica Chile, S.A.	515	25	(28)	(31)	(8)	—	473
Telesp Participaçoes, S.A.	445	119	35	—	(135)	—	464
Endemol, N.V.	54	11	—	(45)	(20)	—	—
Brasilcel (Holdings)	493	19	35	—	(2)	—	545
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	17	4	—	—	(2)	—	19
Iberbanda, S.A.	21	(12)	—	—	—	2	11
Colombia Telecomunicaciones, S.A., ESP	—	(50)	—	—	—	50	—
Other	39	5	(4)	(19)	(4)	9	26

Total	2,823	213	52	(95)	(324)	61	2,730

2009
The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008, decreased the balance of “Non-controlling interests” by 108 million euros.
Also noteworthy was the impact of the dividends paid during the year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.
2008
The main variation in 2008 relates to the acquisition of Telefónica Chile, S.A.’s non-controlling interests (see Note 2), which decreased the balance of “Non-controlling interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.
Also worth highlighting was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. operators, of 197 million euros, and by Telesp Participaçoes, S.A., of 113 million euros.
2007
Movements in non-controlling interests in 2007 included the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A., as well as the profit (loss) for the year attributable to non-controlling interests.

(13)	FINANCIAL ASSETS AND LIABILITIES
1. Financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2009 and 2008 is as follows:

	December 31, 2009
	Fair value through profit
	or loss				Measurement hierarchy
						Level 2 (Other	Level 3 (Inputs
		Fair			Level 1	directly	not based on		Total	Total
	Held for	value	Available-		(Quoted	observable	observable	Amortized	carrying	fair
Millions of euros	trading	option	for-sale	Hedges	prices)	market inputs)	market data)	cost	amount	value
Non-current financial assets	930	233	1,248	1,572	1,508	2,475	—	2,005	5,988	5,988
Equity investments	—	—	654	—	570	84	—	—	654	654
Long-term credits	91	233	594	—	918	—	—	1,022	1,940	1,940
Deposits and guarantees given	—	—	—	—	—	—	—	1,496	1,496	983
Derivative instruments	839	—	—	1,572	20	2,391	—	—	2,411	2,411
Impairment losses	—	—	—	—	—	—	—	(513)	(513)	—

Current financial assets	859	134	237	59	769	520	—	9,730	11,019	11,019

Financial investments	859	134	237	59	769	520	—	617	1,906	1,906
Cash and cash equivalents	—	—	—	—	—	—	—	9,113	9,113	9,113

Total financial assets	1,789	367	1,485	1,631	2,277	2,995	—	11,735	17,007	17,007

	December 31, 2008
	Fair value through profit
	or loss				Measurement hierarchy
						Level 2 (Other	Level 3 (Inputs
		Fair			Level 1	directly	not based on		Total	Total
	Held for	value	Available-		(Quoted	observable	observable	Amortized	carrying	fair
Millions of euros	trading	option	for-sale	Hedges	prices)	market inputs)	market data)	cost	amount	value
Non-current financial assets	1,182	92	2,327	2,404	2,334	3,671	—	1,371	7,376	7,642
Equity investments	—	—	1,584	—	1,503	81	—	—	1,584	1,585
Long-term credits	—	88	743	—	831	—	—	863	1,694	1,562
Deposits and guarantees given	—	—	—	—	—	—	—	905	905	905
Derivative instruments	1,182	4	—	2,404	—	3,590	—	—	3,590	3,590
Impairment losses	—	—	—	—	—	—	—	(397)	(397)	—

Current financial assets	700	273	181	388	275	1,267	—	4,951	6,493	6,605

Financial investments	700	273	181	388	275	1,267	—	674	2,216	2,328
Cash and cash equivalents	—	—	—	—	—	—	—	4,277	4,277	4,277

Total financial assets	1,882	365	2,508	2,792	2,609	4,938	—	6,322	13,869	14,247

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a)	Non-current financial assets
The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2009 and 2008 are as follows:

	Millions of euros
		Long-term	Derivative	Deposits and	Long-term	Impairment
	Investments	credits	financial assets	guarantees	prepayments	losses	Total
Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819

Acquisitions	1,124	793	1,049	201	42	(40)	3,169
Disposals	(664)	(433)	—	(66)	(18)	22	(1,159)
Inclusion of companies	—	9	—	63	—	(1)	71
Translation differences	(8)	(114)	131	(107)	(4)	2	(100)
Fair value adjustments	(1,095)	(34)	1,172	—	(7)	1	37
Transfers	(8)	(191)	(245)	1	(18)	—	(461)

Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376

Acquisitions	3	921	—	842	35	(114)	1,687
Disposals	(33)	(503)	(1,118)	(364)	(26)	—	(2,044)
Inclusion of companies	—	—	—	—	—	—	—
Translation differences	9	90	(38)	146	6	(2)	211
Fair value adjustments	565	(53)	(5)	—	—	—	507
Transfers	(1,474)	(221)	(18)	(33)	(3)	—	(1,749)

Balance at 12/31/09	654	1,836	2,411	1,496	104	(513)	5,988

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).
Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 468 million euros (314 million euros at December 31, 2008), representing 0.98% of its share capital.
In 2009, the Telefónica Group’s stake in China Unicom was transferred to “Investments in associates” following the share exchange described in Note 2. The amount transferred was 1,467 million euros.
In January 2008, Telefónica, S.A., through its Telefónica Internacional, S.A.U. subsidiary, signed an agreement to acquire an additional stake of approximately 2.22% in Chinese telecommunications company China Netcom Group Corporation (Hong Kong) Limited (CNC). On September 22, it carried out this purchase for approximately 313 million euros.
In addition, in September 2008, Telefónica Internacional, S.A.U. reached another agreement to acquire an additional stake of approximately 5.74% of CNC’s share capital.
This acquisition was structured in two tranches: the first, carried out in September 2008, entailed shares representing 2.71% of CNC for approximately 374 million euros, and the second, carried out after the merger between CNC and China Unicom (Hong Kong) Limited (“CU”), entailed shares of the new company representing up to 3.03% of CNC’s share capital.
On October 14, 2008 the merger between these companies was carried out. The exchange ratio applied in calculating the number of shares corresponding to the new company arising from the merger between CNC and CU was 1.508 shares of the new company for each year of the former company.
Once the merger was completed, the second tranche was carried out, requiring an investment by the Telefónica Group of approximately 413 million euros.

After these acquisitions and the merger, the Telefónica Group’s stake in CU at December 31, 2008 stood at approximately 5.38%, recognized at December 31, 2008 at approximately 1,102 million euros.
In addition, in 2008, Telefónica tendered all the shares it owned in Sogecable, S.A. in the takeover bid launched for this company by the Prisa Group. The amount received from the sale was 648 million euros. This investment was included in the statement of financial position at December 31, 2007 in “Equity investments” under “Non-current financial assets,” for 634 million euros. The gain obtained on the sale was 143 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).
Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any impairment losses.
“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 1,023 million and 792 million euros at December 31, 2009 and 2008, respectively. It also includes the long-term loans to associates described in Note 9.
“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).
“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,496 million euros at December 31, 2009 (905 million euros at December 31, 2008). These deposits will decrease as the respective obligations they guarantee are reduced.
b)	Current financial assets
This heading in the accompanying consolidated statement of financial position at December 31, 2009 and 2008 includes mainly the following items:
•
“Current financial assets” recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 140 million euros at December 31, 2009 (276 million euros at December 31, 2008). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 537 million euros (1,086 million euros in 2008). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

•	Short-term deposits and guarantees amounting to 470 million euros at December 31, 2009 (125 million euros at December 31, 2008).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”
Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2. Financial liabilities
The composition of this heading at December 31, 2009 and 2008 is as follows:

	Balance at	Balance at
Millions of euros	12/31/09	12/31/08
Issues	35,843	30,079
Interest-bearing debt	20,948	22,926
Other financial liabilities	—	183

Total	56,791	53,188

Total non-current	47,607	45,088
Total current	9,184	8,100

The maturity profile of financial liabilities at December 31, 2009 is as follows:

	Maturity
(Millions of euros)	2010	2011	2012	2013	2014	Subsequent years	Total
Debentures and bonds	5,090	3,275	1,749	4,174	4,763	13,911	32,962
Promissory notes & commercial paper	812	—	—	—	—	—	812
Other marketable debt securities	61	54	—	—	—	1,954	2,069
Loans and other payables	1,789	6,132	3,695	1,433	513	4,396	17,958
Derivative financial liabilities	1,432	255	106	65	63	1,069	2,990

TOTAL	9,184	9,716	5,550	5,672	5,339	21,330	56,791

•
The estimate of future interest that would accrue on the Group’s financial liabilities at December 31, 2009 is as follows: 2,382 million euros in 2010, 2,074 million euros in 2011, 1,818 million euros in 2012, 1,620 million euros in 2013, 1,355 million euros in 2014 and 8,190 million euros in years after 2014. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2009.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative market value) and exclude the fair value of derivatives classified as current financial assets (i.e., those with a positive market value, of 537 million euros).

The composition of the Group’s financial liabilities at December 31, 2009 and 2008 is as follows:

	December 31, 2009
	Fair value through profit
	or loss			Measurement hierarchy
					Level 2 (Other	Level 3 (Inputs	Liabilities
		Fair		Level 1	directly	not based on	at	Total	Total
	Held for	value		(Quoted	observable	observable	amortized	carrying	fair
Millions of euros	trading	option	Hedges	prices)	market inputs)	market data)	cost	amount	value
Issues	—	—	—	—	—	—	35,843	35,843	37,890
Interest-bearing debt	705	—	2,285	147	2,843	—	17,958	20,948	20,840

Total financial liabilities	705	—	2,285	147	2,843	—	53,801	56,791	58,730

	December 31, 2008
	Fair value through profit
	or loss			Measurement hierarchy
					Level 2 (Other	Level 3 (Inputs	Liabilities
		Fair		Level 1	directly	not based on	at	Total	Total
	Held for	value		(Quoted	observable	observable	amortized	carrying	fair
Millions of euros	trading	option	Hedges	prices)	market inputs)	market data)	cost	amount	value
Issues	—	—	—	—	—	—	30,079	30,079	28,203
Interest-bearing debt	1,013	3	1,980	—	2,996	—	19,930	22,926	22,253
Other financial liabilities	—	—	—	—	—	—	183	183	183

Total financial liabilities	1,013	3	1,980	—	2,996	—	50,192	53,188	50,639

Some of the financing arranged by various Telefónica group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.
a)	Issues
The movement in issues of debentures, bonds and other marketable debt securities in 2009 and 2008 is as follows:

			Short-term
			promissory notes	Other long-term
	Domestic	Foreign currency	and commercial	marketable debt
Millions of euros	currency issues	issues	paper	securities	Total
Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057

New issues	1,247	70	14	15	1,346
Redemptions, conversions and exchanges	(737)	(448)	(643)	(22)	(1,850)
Changes in consolidation scope	—	4	—	—	4
Revaluation and other movements	1,405	(885)	22	(20)	522

Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079

New issues	5,750	2,855	105	—	8,710
Redemptions, conversions and exchanges	(1,152)	(802)	(909)	—	(2,863)
Changes in consolidation scope	—	—	—	—	—
Revaluation and other movements	(654)	535	82	(46)	(83)

Balance at 12/31/09	17,575	15,387	873	2,008	35,843

Debentures, bonds and other marketable debt securities
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.
Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2009 and 2008, as well as the significant issues made in each year.
Promissory notes & commercial paper
At December 31, 2009 and 2008, Telefónica, S.A. had a promissory note program for issuance of up to 2,000 million euros. The outstanding balances at December 31, 2009 and 2008 were 254 million euros and 741 million euros, respectively, carrying average interest rates of 1.318% and 4.49%, respectively.
At December 31, 2009, Telefónica Europe, B.V. had a commercial paper program secured by Telefónica, S.A. for issuance of up to 2,000 million euros. The outstanding balances on this program at December 31, 2009 and 2008 were 551 million euros and 840 million euros, respectively, carrying average interest rates of 1.17% and 3.70%, respectively.

Other marketable debt securities
This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:
•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.
•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.
b)	Interest-bearing debt
The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/09			Balance at 12/31/08
Millions of euros	Current	Non-current	Total	Current	Non-current	Total

Loans and other payables	1,789	16,169	17,958	3,752	16,178	19, 930
Derivative financial liabilities (Note 16)	1,432	1,558	2,990	747	2,249	2,996

Total	3,221	17,727	20,948	4,499	18,427	22,926

The average interest rate on outstanding loans and other payables at December 31, 2009 was 3.58% (4.28% in 2008). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2009 and 2008 and their nominal amounts are provided in Appendix IV.
Interest-bearing debt arranged in 2009 and 2008 mainly includes the following:
•
On February 13, 2009, Telefónica, S.A. executed, with a group of participating banks in the 6,000 million euro syndicated line of credit dated June 28, 2005 maturing on June 28, 2011, an extension of 4,000 million euros of the 6,000 million euros available at such date, for an additional period of one year for 2,000 million euros and two years for the remaining 2,000 million euros.

•	On December 28, 2009, Colombia de Telecomunicaciones, S.A., ESP. signed a loan for 310,000 million Colombian pesos (equivalent to 105 million euros at December 31, 2009) maturing on December 28, 2014.
•
On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, which was structured in two tranches. Tranche A, for 125 million US dollars, entailed bilateral financing with the Inter-American Development Bank (IDB) maturing in 7 years. Tranche B entailed a 5-year 475 million US dollar syndicated credit facility with a group of banks, in which the IDB acted as agent bank.

•
On January 30, 2008, Telefónica Finanzas, S.A.U. (Telfisa) drew down the 450 million euros of facilities arranged with the European Investment Bank (EIB) related to the “Telefónica Mobile Telephony II” project, of which 375 million euros mature in seven years and the remaining 75 million euros in eight years.

•
On May 1, 2008, Vivo, S.A. drew down an additional 750 million Brazilian reais of the financing arranged with the Brazilian Development Bank (BNDES) on August 9, 2007 and maturing on August 15, 2014. In 2009, an additional 89 million Brazilian reais were drawn down.

•	On June 9, 2008, Compañía de Telecomunicaciones de Chile, S.A. (CTC) extended the maturity of a 150 million US dollar syndicated loan to May 13, 2013.
•
On October 28, 2008, Telesp drew down an additional 886 million Brazilian reais of the financing arranged with the BNDES on October 23, 2007 and maturing on May 15, 2015. In 2009, an additional 273 million Brazilian reais were drawn down.

The main repayments or maturities of bank interest-bearing debt in 2009 and 2008 are as follows:
•	On July 6, 2009, the syndicated loan facility arranged by Telefónica, S.A. with a group of banks on July 6, 2004, for 3,000 million euros, matured as scheduled.
•
Telefónica Finanzas, S.A.U. (Telfisa) made the payments corresponding to 2009 on certain finance deals arranged with the EIB for an amount equal to approximately 77 million euros (502 million euros in 2008), of which 26 million euros relate to financing matured (440 million euros in 2008).

At December 31, 2009, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,200 million euros (over 7,400 million euros at December 31, 2008).
Loans by currency
The breakdown of loans by at December 31, 2009 and 2008, along with the equivalent value of foreign-currency loans in euros, are as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/09	12/31/08	12/31/09	12/31/08
Euros	10,835	11,592	10,835	11,592
US dollars	2,498	3,267	1,734	2,444
Brazilian reais	3,114	3,228	1,242	992
Argentine pesos	603	51	110	11
Colombian pesos	7,675,200	7,819,166	2,610	2,502
Yen	17,258	58,832	130	467
Chilean peso	151,943	176,163	208	199
New soles	1,120	1,096	269	251
Pounds sterling	708	1,383	798	1,452
Czech crown	301	389	11	14
Other currencies			11	6

Total Group	N/A	N/A	17,958	19,930

(14)	TRADE AND OTHER PAYABLES
The composition of “Trade and other payables” is as follows:

	12/31/09		12/31/08
Millions of euros	Non-current	Current	Non-current	Current
Trade payables	—	6,963	—	7,845
Advances received on orders	—	115	—	94
Other payables	752	5,130	582	4,316
Deferred income	497	1,528	535	1,214
Payable to associates (Note 9)	—	287	—	182

Total	1,249	14,023	1,117	13,651

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts. These will be recognized as revenue over the estimated customer relationship period (see Note 3.o) or as the purchases related to the revenue are incurred.
The detail of “Other payables” under “Current liabilities” at December 31, 2009 and 2008 is as follows:

	Balance at	Balance at
Millions of euros	12/31/09	12/31/08
Dividends payable by Group companies	157	157
Payables to suppliers of property, plant and equipment, current	3,598	2,915
Accrued employee benefits	695	595
Other non-financial non-trade payables	680	649

Total	5,130	4,316

(15)	PROVISIONS
The amounts of provisions in 2009 and 2008 are as follows:

	12/31/09			12/31/08
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	667	3,594	4,261	791	4,002	4,793
- Post-employment plan	652	2,418	3,070	781	2,993	3,774
- Post-employment defined benefit plans	—	911	911	—	741	741
- Other benefits	15	265	280	10	268	278
Other provisions	296	1,399	1,695	315	1,419	1,734

Total	963	4,993	5,956	1,106	5,421	6,527

Employee benefits
a)	Post-employment plans
In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.
In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España through various voluntary, universal and non-discriminatory programs, which was announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2009 and 2008 amounted to 2,295 and 2,689 million euros, respectively.

Furthermore, at December 31, 2009, the Group had recorded provisions totaling 775 million euros (1,085 million euros at December 31, 2008) for other planned adjustments to the workforce and plans prior to 2003.
The companies bound by these commitments calculated provisions required at 2009 and 2008 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.
The Group made efforts in 2007 to adapt headcount in line with the integration of its businesses, for which it recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).
The movement in provisions for post-employment plans in 2009 and 2008 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/07	4,584

Additions	321
Retirements/amount applied	(1,121)
Transfers	1
Translation differences and accretion	(11)

Provisions for post-employment plans at 12/31/08	3,774

Additions	109
Retirements/amount applied	(1,021)
Transfers	59
Translation differences and accretion	149

Provisions for post-employment plans at 12/31/09	3,070

b)	Post-employment defined benefit plans
The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/09	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total

Obligation	451	191	922	37	159	11	1,771
Assets	—	—	(744)	(58)	(116)	—	(918)

Net provision before asset ceiling	451	191	178	(21)	43	11	853
Asset ceiling	—	—	—	15	12	—	27

Net provision	451	191	178	—	80	11	911
Net assets	—	—	—	6	25	—	31

12/31/08	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total

Obligation	485	188	587	33	104	12	1,409
Assets	—	—	(579)	(51)	(78)	—	(708)

Net provision before asset ceiling	485	188	8	(18)	26	12	701
Asset ceiling	—	—	—	13	19	—	32

Net provision	485	188	10	—	46	12	741
Net assets	—	—	2	5	1	—	8

The movement in the present value of obligations in 2009 and 2008 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/07	483	152	947	37	99	40	1,758

Translation differences	—	—	(199)	—	(38)	(30)	(267)
Current service cost	—	7	39	3	1	1	51
Interest cost	22	7	50	2	9	—	90
Actuarial losses and gains	35	26	(235)	(8)	40	1	(141)
Benefits paid	(55)	(4)	(21)	—	(7)	—	(87)
Plan curtailments:	—	—	6	(1)	—	—	5

Present value of obligation at 12/31/08	485	188	587	33	104	12	1,409

Translation differences	—	—	42	—	38	(4)	76
Current service cost	—	7	22	2	1	2	34
Interest cost	16	7	42	2	12	1	80
Actuarial losses and gains	3	(4)	241	—	11	—	251
Benefits paid	(53)	(7)	(18)	—	(7)	—	(85)
Plan curtailments:	—	—	6	—	—	—	6

Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771

Movements in the fair value of plan assets in 2009 and 2008 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/07	970	44	89	65	1,168

Translation differences	(189)	—	(24)	(63)	(276)
Expected return on plan assets	67	2	9	—	78
Actuarial losses and gains	(327)	(1)	5	—	(323)
Company contributions	81	6	2	1	90
Employee contributions	1	—	—	—	1
Benefits paid	(24)	—	(3)	(3)	(30)

Fair value of plan assets at 12/31/08	579	51	78	—	708

Translation differences	42	—	29	(3)	68
Expected return on plan assets	43	2	7	3	55
Actuarial losses and gains	59	(2)	5	—	62
Company contributions	36	7	2	—	45
Employee contributions	1	—	—	—	1
Benefits paid	(16)	—	(5)	—	(21)

Fair value of plan assets at 12/31/09	744	58	116	—	918

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2009, 2008 and 2007, before the related tax effect, are as follows:

Millions of euros	2009	2008	2007
Spain	1	(61)	25
Europe	(184)	(85)	36
Latin America	(6)	(36)	(7)

Total	(189)	(182)	54

The Group’s principal defined-benefit plans are:
a)	Plans in Spain:
a.
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 451 million euros at December 31, 2009 (485 million euros at December 31, 2008).
b.	Survival: Survivors of serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 191 million euros at December 31, 2009 (188 million euros at December 31, 2008).
These plans do not have associated assets which qualify as “plan assets” under IAS 19.
The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/09	12/31/08	12/31/09	12/31/08
Discount rate	0.382%-3.903%	2.596%-3.900%	0.382%-3.903%	2.596%-3.900%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	PERM/F 2000 C
b)	Plans in the rest of Europe:
The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.
The number of beneficiaries of these plans at December 31, 2009 and 2008 is as follows:

Employees	2009	2008
UK	4,613	4,636
Germany	5,594	4,964
Other	401	393

Total	10,608	9,993

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/09		12/31/08
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.6%	3.80%	4.0%	3.25%-3.80%
Nominal rate of pension payment increase	3.6%	1.0%-4.0%	2.8%-3.0%	2.0%-4.0%
Discount rate	5.8%	6.1%	6.6%	6.2%
Expected inflation	3.6%	1.0%-4.0%	3.0%	2%
Expected return on plan assets
- Shares	8.0%	N/A	7.4%	N/A
- UK government bonds	4.4%	N/A	3.6%	N/A
- Other bonds	5.3%	N/A	6.6%	N/A
- Rest of assets	4.4%-8.8%	4.25%-4.30%	3.6%-7.6%	4.25%-4.30%
Mortality tables	Pa00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)	Pa00mcfl0.5	Heubeck RT 2005 G

c)	Plans in Latin America:
Subsidiary Telecomunicações de São Paulo, S.A. and its subsidiaries, and group companies of Brasilcel, N.V. had various pension plan, medical insurance and life insurance obligations with employees.
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/09	12/31/08
Discount rate	9.8%	10.14%
Nominal rate of salary increase	6.14% - 6.79%	6.44% - 7.10%
Expected inflation	4.6%	4.90%
Cost of health insurance	7.74%	8.04%
Expected return on plan assets	9.83% - 14.94%	10.88% - 11.15%
Mortality tables	AT 83	AT 83
The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2009 by external and internal actuaries. The projected unit credit method was used in all cases.
c)	Other benefits
This heading mainly includes the amount recorded by Telefónica Spain related to the amount accrued of long-service bonuses to be awarded to employees after 25 years’ service.
Other provisions
The movement in “Other provisions” in 2009 and 2008 is as follows:

Millions of euros
Other provisions at December 31, 2007	1,866

Additions	448
Retirements/amount applied	(518)
Transfers	(5)
Inclusion of companies	64
Translation differences	(121)

Other provisions at December 31, 2008	1,734

Additions	381
Retirements/amount applied	(571)
Transfers	(29)
Translation differences	180

Other provisions at December 31, 2009	1,695

“Other provisions” includes the amount recorded in 2007 in relation to the 171 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.
Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 270 million euros (200 million euros in 2008).
Finally, “Other Provisions” in 2009 and 2008 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.l.
Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
Telefónica is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:
1.	Exchange rate risk
Exchange rate risk arises primarily from (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.
2.	Interest rate risk
Interest rate risk arises primarily from changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3.	Share price risk
Share price risk arises primarily from changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.
Telefónica is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Finally, Telefónica is exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica operates, especially in Latin America.
Telefónica actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and partially, albeit to a lesser extent, investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity. For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt (see Note 2).

Exchange rate risk
The fundamental objective of our exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by our businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of our debt denominated in such currencies. The degree of exchange rate hedging we employ varies depending on the type of investment.
At December 31, 2009, net debt in Latin American currencies was equivalent to approximately 5,622 million euros. However, the composition of this net debt in the various Latin American currencies is not proportional to the cash flows generated at any given moment. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.
Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2009, Telefónica net debt denominated in dollars was equivalent to 1,744 million euros, of which 981 million euros was related to assets in Latin America and the remaining 763 million euros was related to its investment in China Unicom.
At December 31, 2009, pound sterling-denominated net debt was approximately 2.3 times the value of our 2009 OIBDA from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain this same proportion of pound sterling-denominated net debt to OIBDA as the Telefónica net debt to OIBDA ratio, on a consolidated basis, in order to help them to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2009, was equivalent to 3,799 million euros, less than the 3,855 million euros at December 31, 2008.
To protect our investment in the Czech Republic, Telefónica has net debt denominated in Czech crowns, which at December 31, 2009 was equivalent to 2,513 million euros, almost 59% of the original cost of the investment and less than 2.3 times the OIBDA of Telefónica Europe’s business in the Czech Republic, down from approximately 3,034 million euros at December 31, 2008.
We also manage exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether we have open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
In 2009, exchange rate management resulted in negative exchange rate differences totaling 209 million euros, compared to 24 million euros in positive differences in 2008.
To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2009 were constant during 2010 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that exchange gains or losses recorded for 2010 would be 46 million euros less. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk
Telefónica financial expenses are exposed to changes in interest rates. In 2009, the rates applied to the largest amount of our short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. In nominal terms, at December 31, 2009, 52.6% of Telefónica’s net debt (or 50% of long-term net debt) was at rates fixed for more than one year, compared to 43.8% of net debt (46.3% of long-term net debt) in 2008. Of the remaining 47.4% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 24 percentage points was set for a period of more than one year (10.7% of long-term net debt), compared to 28 percentage points on debt at floating or fixed rates maturing in less than one year (17% of long-term debt) at December 31, 2008. This decrease in 2009 from 2008 is due to the cancellation and maturity (without renewal) of an amount equivalent to 2,234 million euros of caps and floors euros, US dollars and pounds sterling in anticipation of a fall in interest rates.
In addition, early retirement liabilities were discounted to present value over the year, using the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.
Net financial expenses rose 18.2% to 3,307 million euros in 2009 from 2,797 million euros de 2008, mainly due to the impact of Venezuela. Stripping out exchange-rate effects, net financial expense for 2009 totaled 2,767 million euros, a 1.9% decrease from the 2,821 million euros recorded in 2008.
To illustrate the sensitivity of net financial expense to variability in short-term interest rates, assuming a 100 basis point increase in interest rates in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, we estimate that net financial expense at December 31, 2009 would have been 124 million euros higher.
Share price risk
Telefónica is exposed to changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
As part of the shareholder remuneration policy, in 2008, Telefónica announced plans to buy back up to 150 million of our shares. This buyback plan was finished on March 31, 2009.
According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) -(see Note 20)- the shares delivered under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for our ordinary shareholder as a result of the higher number of shares delivered under such plan outstanding.
To reduce the risk to us associated with variations in share price under this plan, Telefónica has acquired derivatives that replicate the risk profile of some of the shares derivable under the plan as explained in Note 20.

In addition, part of the 6,329,530 treasury shares of the parent company held at December 31, 2009 may be used to cover shares deliverable under the PSP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
Additionally, at the Ordinary General Shareholders’ Meeting of 2009, an incentive plan for Group employees to purchase Telefónica shares was approved. The cost of this plan will not exceed 60 million euros. The plan is expected to be implemented during the first half of 2010. Telefónica will assess if will have to take any action in order to reduce any risk related to the future delivery of shares.
Liquidity risk
Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.
The average maturity of our net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or accessing the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2009, the average maturity of 43,551 million euros of net financial debt was 6.55 years. Telefónica would need to generate approximately 6,649 million euros per year to repay the debt in this period if we used all our cash for this purpose.
At December 31, 2009, gross financial debt scheduled maturities in 2010 amounted to approximately 8,647 million euros (including the net position of derivative financial instruments), which is lower than the amount of funds available, calculated as the sum of: (i) current financial assets and cash at December 31, 2009 (10,482 million euros excluding derivative financial instruments), (ii) annual cash generation projected for 2010; and (iii) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 4,480 million euros at December 31, 2009). This gives us flexibility with regard to accessing capital or credit markets in the next 12 months. For a further description of our liquidity and capital resources, see Note 13.2 Financial Liabilities and Appendix III.
Country risk
Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2009, its Latin American companies had net financial debt not guaranteed by the parent company of 4,044 million euros, which represents 9.29% of our consolidated net financial debt.

Regarding the repatriation of funds to Spain, it has received 1,790 million euros from our Latin America companies in 2009, of which 766 million euros was from dividends and 1,024 million euros from intra-group loans (payments of interest and repayments of principal) and capital reductions. These amounts were equally offset by additional amounts invested in its Latin American companies, mainly in Peru (27 million euros), in Argentina (2 million euros) and in Colombia (1 million euros). As a result of the foregoing, net funds repatriated to Spain from our Latin America companies amounted to the equivalent of 1,760 million euros as of December 31, 2009.
In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telcel, its subsidiary in Venezuela, obtained the aforementioned requested approval on Venezuelan Bolivar fuerte 295 million in 2006, Venezuelan Bolivar fuerte 473 million in 2007 and Venezuelan Bolivar fuerte 785 million in 2008. At December 31, 2009, payment of a dividend in the amount of Venezuelan Bolivar fuerte 1,152 million is pending approval.
Credit risk
Telefónica is exposed to credit risk through its trading in derivatives with counterparties of high creditworthiness and senior debt ratings of at least “A”. In Spain, where it holds most of Telefónica’s derivatives portfolio, it has netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, Telefónica places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually based on the conditions of the market and countries where Telefónica operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment; and (iii) the instruments in which the surpluses may be invested. For the parent company, which places the bulk of Telefónica surpluses, the maximum placement in 2009 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by Standard & Poor’s and Moody’s, respectively.
These placements are regulated by a general framework, authorization procedures and homogeneous management practices within Telefónica, based on particular conditions and best international practices observed in the telecom sector, and incorporating this commercial credit risk management approach to Telefónica’s decision policy both from a strategic and operating (in the ordinary course of business) perspective.
Telefónica also considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with Telefónica’s risk-management policy.
Therefore, Telefónica’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage its various units, in order to optimize the risk-reward relationship in its operations and the assessment, particularly, those clients that could cause a material impact on Telefónica’s financial condition.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 11 and 13) and the guarantees given by Telefónica.

Capital management
Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.
Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC “weighted average cost of capital”. Telefónica also uses a gearing ratio that enables it to obtain and maintain the desired credit rating over the medium term, and with which Telefónica can match its potential cash flow generation and the alternative uses of this cash flow at all times.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining our financial structure.
Derivatives policy
At December 31, 2009, the nominal value of outstanding derivatives with external counterparties amounted to 131,614 million equivalent, a 7.3% decrease from December 31, 2008 (141,984 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
Telefónica’s derivatives policy emphasizes the following points:
1)
Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.
2)	Matching of the underlying to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica’s subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. Telefónica intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3)	Matching the company contracting the derivative and the company that owns the underlying.
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Telefónica group companies or the banks).
4)	Ability to measure the derivative’s fair value using the valuation systems available to us.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, we would swap part of our debt from floating rate to a lower fixed rate, having received a premium.
6)	Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:
•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;
•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;
•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:
•	Hedges can cover all or part of the value of the underlying;
•	The risk to be hedged can be for the whole period of the transaction or for only part of the period; and
•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when we enter into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of our promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.
Hedges can be of three types:
•	Fair value hedges.
•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of options are recognized in the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedges) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica’s holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company chief financial officer (who is responsible for balancing the interests of each company and those of Telefónica as a whole). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining us as a result of mergers or acquisitions may also need time to adapt.
The breakdown of the financial results recognized in 2009, 2008 and 2007 is as follows:

(Millions of euros)	2009	2008	2007
Interest income	528	589	524
Dividends received	45	67	72
Other financial income	151	217	107
Interest expenses	(3,036)	(3,333)	(3,175)
Ineffective portion of cash flow hedges	(17)	(71)	(43)
Accretion of provisions and other liabilities	(254)	(453)	(200)
Changes in fair value of financial assets at fair value through profit or loss	124	341	25
Changes in fair value of financial liabilities at fair value through profit or loss	(132)	(115)	(4)
Transfer from equity to profit and loss from cash flow hedges	77	(50)	(17)
Transfer from equity to profit and loss from available-for-sale assets	4	(2)	(107)
(Gain)/loss on fair value hedges	(427)	912	75
Loss/(gain) on adjustment to items hedged by fair value hedges	439	(883)	(102)
Other expenses	(269)	(40)	(6)

Net finance costs excluding foreign exchange differences	(2,767)	(2,821)	(2,851)

The breakdown of Telefónica’s derivatives at December 31, 2009, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

Millions of euros	Fair value: at	Maturity (notional amount) (*)
Derivatives	12/31/09 (**)	2010	2011	2012	Subsequent years	Total
Interest rate hedges	(282)	3,044	(103)	163	(2,520)	584
Cash flow hedges	147	1,769	1,143	659	3,024	6,595
Fair value hedges	(429)	1,275	(1,246)	(496)	(5,544)	(6,011)

Exchange rate hedges	1,055	1,792	788	112	4,900	7,592
Cash flow hedges	1,055	1,797	788	112	4,900	7,597
Fair value hedges	—	(5)	—	—	—	(5)

Interest and exchange rate hedges	157	14	(419)	(314)	(281)	(1,000)
Cash flow hedges	152	51	(426)	(171)	(360)	(906)
Fair value hedges	5	(37)	7	(143)	79	(94)

Hedge of net investment in foreign operations	(276)	(2,555)	(958)	(113)	(868)	(4,494)

Derivatives not designated as hedges	(612)	6,110	341	388	(744)	6,095
Interest rate	(299)	5,532	413	483	(1,770)	4,658
Exchange rate	(270)	738	(9)	(28)	1,026	1,727
Interest and exchange rate	(43)	(160)	(63)	(67)	—	(290)
The Company also has debt assigned to the investment of 944 million dollars, 2,643 million pound sterling and 302 million Czech crowns (data in equivalent euros).

The breakdown of Telefónica’s derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

Millions of euros	Fair value: at	Maturity (notional amount) (*)
Derivatives	12/31/08 (**)	2009	2010	2011	Subsequent years	Total
Interest rate hedges	(612)	2,031	1,747	520	72	4,370
Cash flow hedges	183	2,028	493	1,749	3,505	7,775
Fair value hedges	(795)	3	1,254	(1,229)	(3,433)	(3,405)

Exchange rate hedges	519	985	2,382	793	3,717	7,877
Cash flow hedges	519	985	2,382	793	3,717	7,877
Fair value hedges	0	0	0	0	0	0

Interest and exchange rate hedges	(173)	12	458	18	399	887
Cash flow hedges	(71)	18	232	4	288	542
Fair value hedges	(102)	(6)	226	14	111	345

Hedge of net investment in foreign operations	(546)	(2,830)	(517)	(1,125)	(751)	(5,223)

Derivatives not designated as hedges	(868)	7,328	(627)	(578)	(164)	5,959
Interest rate	(271)	8,587	(303)	(609)	(1,100)	6,575
Exchange rate	(395)	(839)	(137)	96	1,026	146
Interest and exchange rate	(202)	(420)	(187)	(65)	(90)	(762)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.”

For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.

(**)	Positive amounts indicate payables.
A list of derivative products entered into at December 31, 2009 and 2008 is provided in Appendix III.
(17)	INCOME TAX MATTERS
Consolidated tax group
Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 40 companies in 2009 (39 in 2008).
Modification of tax rates
In 2009 and 2008, the impact of changes in the tax rates applicable to the income statements of the main Telefónica Group companies was not material.
Deferred tax
The movements in deferred taxes in 2009 and 2008 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2008	6,980	3,576
Increases	771	188
Decreases	(811)	(955)
Transfers	(864)	(51)
Net international movements	(106)	324
Company movements and others	1	—

Balance at December 31, 2009	5,971	3,082

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2007	7,829	3,926
Increases	1,308	571
Decreases	(1,979)	(526)
Transfers	(39)	(43)
Net international movements	(159)	(352)
Company movements and others	20	—

Balance at December 31, 2008	6,980	3,576

Tax credits for loss carryforwards
The tax loss carryforwards in Spain at December 31, 2009 at the main Group companies amounted to 3,968 million euros (3,643 million euros for companies belonging to the tax group).
The statement of financial position at December 31, 2009 includes a 500 million euro deferred tax asset corresponding to 1,666 million euros of tax loss carryforwards in Spain.
The 2002 tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings of Group companies acquired in previous years, which was questioned by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to capitalize it.
In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.
The O2 Germany group has tax credits and deductible temporary differences incurred in prior years amounting to 8,517 million euros, of which 426 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the Germany subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.
Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2009 amounted to 461 million euros.
Deductions
In the consolidated statement of financial position at December 31, 2009, the Group had recognized 252 million euros of unused tax credits, mainly export activity tax credits.

Temporary differences
Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2009 and 2008 are as follows:

	Millions of euros
	2009		2008
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	922	395	809	387
Intangible assets	225	2,084	239	2,085
Personnel commitments	1,088	3	1,325	1
Provisions	769	30	598	11
Investments in subsidiaries, associates and joint ventures	626	147	1,083	256
Other	702	423	620	836

Total	4,332	3,082	4,674	3,576

Tax payables and receivables
Current tax payables and receivables at December 31, 2009 and 2008 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/09	12/31/08
Taxes payable:
Tax withholdings	118	91
Indirect taxes	897	704
Social security	178	187
Current income taxes payable	872	873
Other	701	420

Total	2,766	2,275

	Millions of euros
	Balance at	Balance at
	12/31/09	12/31/08
Tax receivables:
Indirect tax	662	452
Current income taxes receivable	377	365
Other	207	153

Total	1,246	970

Reconciliation of book profit before taxes to taxable income
The reconciliation between accounting profit and the income tax expense for 2009, 2008 and 2007 is as follows:

	Millions of euros
	2009	2008	2007
Accounting profit before tax	10,387	10,915	10,684

Tax expense at prevailing statutory rate	3,116	3,275	3,472
Effect of statutory rate in other countries	(20)	(99)	458
Variation in tax expense from new taxes	(15)	12	(22)
Permanent differences	(402)	243	(1,893)
Changes in deferred tax charge due to changes in tax rate	—	—	(36)
Capitalization of tax deduction and tax relief	(143)	(175)	(200)
Use of loss carryforwards	(5)	(106)	(203)
Decrease in tax expense arising from temporary differences	(82)	(2)	(8)
Consolidation adjustments	1	(59)	(3)

Income tax expense	2,450	3,089	1,565

Breakdown of current/deferred tax expense
Current tax expense	3,848	3,371	2,152
Deferred tax benefit	(1,398)	(282)	(587)

Total income tax expense	2,450	3,089	1,565

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.
As described in Note 2.b), in December 2009, the European Commission released its decision regarding the investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”), deeming the deduction to be state aid. This decision does not affect investments made before December 21, 2007 (see Note 2). As a result of this decision, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability, included in “Permanent differences” for 2009 in the preceding table.
In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. as a difference between the tax and carrying amount of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, presented in the preceding table under “Permanent differences” for 2007. Also included under “Permanent differences” for 2007 are the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros.
On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and payments relating to personal income tax, tax on investment income, property tax and nonresident income tax (1998 to 2001).
The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 euros. The final outcome of these assessments is not expected give rise to material additional liabilities on the Telefónica Group consolidated financial statements.
In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees.
Telefónica presented in writing its conclusions on September 1, 2008.
On February 22, 2010, Telefónica received the notification of the ruling by the National courts dated February 4, 2010, in which it partially accepted the Company’s allegations.

Telefónica is assessing the impacts, both positive and negative, of this ruling, and as it may appeal for an overturn in the Supreme Court, it does not expect this to give rise additional material liabilities.
A new tax inspection commenced in June 2006 and concluded in July 2008. The taxes subject to review were corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.
In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles, S.A.U. in 2002 (of 2,137 million euros), of approximately 346 million euros. As a result, the inspection resolved the controversy with a new settlement of said tax, which was not accepted by Telefónica for the same reasons put forward before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company.
Telefónica filed an administrative appeal before the National Court of Justice against this resolution of September 10, 2009.
The assessment of this case has not uncovered the need to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.
No material liabilities arose as a result of the inspection of the other items and financial years reviewed, and the Company has not and will not file any appeal.
Meanwhile, after the related inspections, four tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. -Telesp (“Telesp”) in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- for different periods between 2001 and 2007. The aggregate amount of the assessments is approximately 413 million euros.
After deciding on the actions to take against the Sao Paolo tax authorities, the Company lost one of the suits in administrative proceedings and is awaiting a decision in first instance in the court proceedings, while the other three in the second instance of administrative proceedings.
The company believes the arguments presented could reasonably lead to favorable rulings by the pertinent judicial bodies.
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the tax group are open to inspection for all years from 2005.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•	The last five years in Argentina, Brazil, Mexico, Colombia, Venezuela and the Netherlands.

•	The last four years in Ecuador, Nicaragua and Peru.

•	The last three years in Chile, El Salvador, the US and Panama.

•	The last two years in Uruguay.

•	In Europe, O2 Group has the last three years open to inspection in the UK, the last five in Germany and the last two in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.
(18)	DISCONTINUED OPERATIONS
None of the Group’s principal operations were discontinued in 2009, 2008 or 2007.
(19)	REVENUE AND EXPENSES
Revenue from operations:
The breakdown of “Revenue from operations” is as follows:

Millions of euros	2009	2008	2007
Rendering of services	52,498	53,751	52,436
Net sales	4,233	4,195	4,005

Total	56,731	57,946	56,441

Other income
The breakdown of “Other income” is as follows:

	Millions of euros
	2009	2008	2007
Ancillary income	584	702	601
Own work capitalized	720	736	708
Government grants	54	59	57
Gain on disposal of assets	287	368	2,898

Total	1,645	1,865	4,264

“Gain on disposal of assets” in 2009 includes the gain of 220 million euros obtained on the sale of Medi Telecom, S.A. In 2008, this heading mainly included the gain of 143 million euros on the sale of the stake in Sogecable, S.A. (see Note 13) and in 2007, mainly the gains of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively.
Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 47, 104 and 161 million euros in 2009, 2008 and 2007, respectively.
Other expenses
The breakdown of “Other expenses” in 2009, 2008 and 2007 is as follows:

Millions of euros	2009	2008	2007
Leases	1,068	914	938
Advertising	1,123	1,626	2,198
Other external services	7,729	7,539	6,854
Taxes	1,203	1,147	974
Other operating expenses	203	250	303
Changes in trade provisions	874	748	666
Losses on disposal of non-current assets	81	88	148

Total	12,281	12,312	12,081

Estimated schedule
The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

12/31/09	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating leases	6,547	1,023	1,700	1,327	2,497
Purchase and contract commitments	3,151	1,305	769	395	682
The main finance lease transactions are described in Note 22.
Headcount and employee benefits
a)	Number of employees
The table below presents the breakdown of the Telefónica Group’s average number of employees in 2009, 2008 and 2007, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2009		2008		2007
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,318	35,338	35,708	35,562	37,688	35,792
Telefónica Latin America	50,709	51,606	49,990	49,849	48,844	49,946
Telefónica Europe	28,249	27,023	28,828	28,888	29,249	29,305
Subsidiaries and other companies	140,875	143,459	137,249	142,736	128,271	133,444

Total	255,151	257,426	251,775	257,035	244,052	248,487

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2009 were 129,885 and 132,256, respectively.
Of the final headcount at December 31, 2009, approximately 51.8% are women (50.8% at December 31, 2008).
b)	Employee benefits
The Telefónica Group has arranged a defined-contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.
At December 31, 2009, a total of 52,912 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (54,819 and 57,675 at December 31, 2008 and 2007, respectively). The contributions made by the various companies in 2009 amounted to 97 million euros (98 and 95 million euros in 2008 and 2007, respectively).
Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan. No provision was made for this plan as it has been fully externalized.

Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2009	2008	2007
Depreciation of property, plant and equipment	6,095	6,303	6,497
Amortization of intangible assets	2,861	2,743	2,939

Total	8,956	9,046	9,436

Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2009	2008	2007
Profit attributable to ordinary equity holders of the parent from continuing operations	7,776	7,592	8,906
Profit attributable to ordinary equity holders of the parent from discontinued operations	—	—	—
Total profit attributable to equity holders of the parent for basic earnings	7,776	7,592	8,906
Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—
Total profit attributable to equity holders of the parent for diluted earnings	7,776	7,592	8,906

	Thousands
No. of shares	2009	2008	2007
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,552,656	4,645,852	4,758,707
Telefónica, S.A. “Performance Share Plan” share option plan	7,908	5,182	1,808
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,560,564	4,651,034	4,760,515
The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration.
There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2009	2008	2007	2009	2008	2007	2009	2008	2007
Basic earnings per share	1.71	1.63	1.87	—	—	—	1.71	1.63	1.87
Diluted earnings per share	1.71	1.63	1.87	—	—	—	1.71	1.63	1.87
(20)	SHARE-BASED PAYMENT PLANS
At year-end 2009, 2008 and 2007, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2009 are as follows:
a)	Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (“TSR”), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.
All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered to Telefónica, S.A. the own shares contracted. These were accounted for as treasury shares.
The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2009 is as follows:

Phase	No. of shares	Unit value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012
This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 43, 38 and 23 million euros of employee benefits expenses recorded in 2009, 2008 and 2007 was made in equity.
For the sole purpose of ensuring the shares necessary at the end of the phase begun in 2008 (the third phase of the plan), Telefónica, S.A. purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a total of 2,500,000 shares, part of the shares necessary to settle the phase. This instrument is indexed to the success of the plan; i.e. the instrument has the features as the plan. The cost of the financial instrument was 25 million euros, equivalent to 9.96 euros per option (see Note 16).
For the fourth phase of the Plan, Telefónica, S.A. has acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4,000,000 shares). The cost of the financial instrument was 34 million euros, equivalent to 8.41 euros per option (see Note 16).
b)	Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan” “Performance Share Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the Europe segment. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

• Below average	0%
• Average	30%
• Equal to or higher than the third quartile	100%
The number of options assigned at December 31, 2009 was 412,869.
The fair value at December 31, 2009 of the options delivered in each phase in force at that time was 19.55 euros per option.
This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.
(21)	OTHER INFORMATION
a)	Litigation and arbitration
Telefónica and its group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.
Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.
Among unresolved cases or those underway in 2009 (see Note 17 for details of tax-related cases), we would highlight the following:
1.	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica
On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via ruling issued on September 21, 2009, and the appellants charged for the court costs. This ruling was appealed on December 4, 2009.

2.	Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine Government
As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one Argentine peso to one US dollar.
Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID, as well as the initial testimonies supporting the claim.
On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25561. Among other issues, the memorandum of understanding envisaged the suspension for a certain period of all claims, appeals and demands planned or underway, based on events or measures taken as a result of emergency situation established by Law No. 25561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina.
On August 21, 2009, after successive extensions of the period of suspension included in the memorandum of understanding, Telefónica and the Argentine Government agreed to consider this arbitration proceeding concluded. As a result, both parties requested the ICSID Court to file the proceeding, which the court agreed to on September 24, 2009.
3.	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.
On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of 57 million euros.
Telefónica de España filed an appeal for judicial review of this decision. On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling on January 15, 2008, which Telefónica contested in July of 2008. This Court has set April 6, 2010 as the judgment date.
4.	Cancellation of the UMTS license granted to Quam GMBH in Germany.
In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8.4 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.
Finally, Quam GmbH filed a new claim in third instance before the Federal Supreme court for Administrative Cases, which was not admitted for processing. Quam GmbH appealed this decision on August 14, 2009, and is currently awaiting another decision by this court.
5.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.
On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of Article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.
On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments.
6.
Claim against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel, N.V. (VIVO) Group operators, together with other Brazilian wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund to pay for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.
At the same time, Telesp and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

7.	Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.
On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-Mobile Czech Republic, a.s. (T-mobile) an amount of approximately 898 million Czech crowns (approximately 26.4 million euros) in interconnection fees (call termination) for the period from January to November 2001.
Although the administrative procedure filed by Telefónica O2 Czech Republic, a.s. (Telefónica O2 Czech Republic) against this resolution had yet to be resolved, in 2007 T-Mobile asked Prague District Court no. 3 to execute the ruling, entailing an amount of approximately 1,859 million Czech crowns (approximately 57.3 million euros) of principal and interest. The Court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, whose inadmissibility it had requested.
Telefónica O2 Czech Republic paid approximately 2,023 million Czech crowns (approximately 82 million euros) to prevent a potential order of execution and to remove the preventive embargo on its assets. Nonetheless, the procedure continued in the courts. In April 2009, an agreement was reached between T-Mobile and Telefónica O2 Czech Republic that ended the procedure, whereby T-Mobile returned approximately 1,053 million Czech crowns (approximately 40 million euros) to Telefónica O2 Czech Republic.
8.	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp compensation for damages to the customers affected.
This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais, calculated on the company’s revenue base over the last five years. A potential charge of responsibility for compensation by Telesp would be carried out through the settlement and executing of the ruling at the request of individual consumers. It is impossible to quantify the amount of this lawsuit at present.
This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties. As no agreement was reached, the suspension was lifted and the procedure remains in the courts.
Commitments
Agreements with Portugal Telecom (Brazil).
In accordance with the agreements signed between the Telefónica Group and the Portugal Telecom Group governing their 50/50 joint venture, Brasilcel, N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom Group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.
Similarly, Telefónica is entitled to sell to the Portugal Telecom Group, which is obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, SGPS, S.A., at PT Móveis, SGPS, S.A or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.

The price in both cases will be determined on the basis of an independent appraisal (under the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.
Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.
Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian Government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly and via one of its subsidiaries. The sale/purchase price of each share will be determined based on the valuation of each share offered in sale by an independent investment bank designated by agreement between the two parties.
Guarantees provided for Ipse 2000 (Italy).
At December 31, 2009, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The only payment pending at December 31, 2009, was the last of the 10 monthly payments scheduled.
In this respect, Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee (cash collateral) for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.
At December 31, 2009, the amount corresponding to the Telefónica Group in this cash collateral was 97.5 million euros.
Commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH
On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase price agreed by the parties was based on the firm value of 900 million euros, subject to a series of adjustments upon completion of the transaction.
The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010. The transaction was completed in February 2010; hence the outstanding payment commitment was fulfilled (see Note 24).
Agreements with PRISA-SOGECABLE
On November 25, 2009, Telefónica signed an agreement with Promotora de Informaciones, S.A. (“Prisa”) and Sogecable, S.A.U. (“Sogecable”) for the acquisition of a 21% stake in DTS Distribuidora de Televisión Digital, S.A. (“DTS”), the company that will include the pay-TV services of PRISA Group (Digital+), for a firm value of 2,350 million euros.
Additionally, on the same date Telefónica signed a shareholder agreement with Prisa and Sogecable for DTS (“Shareholder agreement”), which will come into effect following completion of the transaction and will establish, among other things, that in the event of a change in control at Telefónica, Sogecable will have the right to acquire from Telefónica, which will be obliged to sell, its stake in DTS. Similarly, in the event of a change of control at Prisa, Telefónica will have the right to buy from Sogecable, which will be obliged to sell, its stake in DTS. In these events, the acquisition would be carried out at the real value of the shares based on an independent valuation by investment banks in accordance with the procedure stipulated in the agreement (see Note 24).

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2009 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.
b)	Environmental matters
Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2009 and 2008 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.
The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.
In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company’s processes (operations, suppliers, employees, customers and society).
•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.
The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.
c)	Auditors’ fees
Fees for 2009 and 2008 of the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs amounted to 24.07 and 24.45 million euros, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2009	2008
Audit services (1)	22.62	22.79
Audit-related services (2)	1.40	1.65
Tax services (3)	0.01	0.00
All other services (4)	0.04	0.01

TOTAL	24.07	24.45

(1)
Audit services: services included under this heading are mainly the audit of the annual and interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)
Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: the services included under this heading relate to the review of tax obligations.

(4)	All other services: the services included under this heading relate to training.
Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 1.17 and 1.39 million euros, respectively, corresponding to 50% of the fees by proportionally consolidated companies, were included in 2009 and 2008, respectively.
Fees for 2009 and 2008 of other auditors amounted to 21.60 million euros and 15.95 million euros, respectively, as follows:

	Millions of euros
	2009	2008
Audit services	0.86	0.71
Audit-related services	2.17	1.05
Tax services	3.95	4.35
All other services	14.62	9.84

TOTAL	21.60	15.95

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2009 and 2008, a total of 0.24 and 0.34 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.
d)	Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

e)	Directors’ and Senior executives’ compensation and other benefits
The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that executive Board members, other than the Chairman, would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Standing Committee and the advisory or control committees.

(Euros)			Advisory or Control
Position	Board of Directors	Standing Committee	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica Directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica Directors for discharging their duties in 2009:

			Other Board Committees
(Euros)	Board of	Standing	Fixed	Attendance
Board Members	Directors	Committee	payment	fees	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500

Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Mr. Peter Erskine	150,000	100,000	56,000	25,000	331,000
Mr. Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Mr. Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000

TOTAL	2,600,000	800,000	681,333	252,500	4,333,833

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2009
ITEM	(euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind (1)	100,051
Contributions to pension plans	25, 444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2009 in respect of executive Directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica, S.A.’s executive Directors if all the terms established for such delivery are met, is as follows: For Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (“TSR”) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.
It should be noted that the external Directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica, S.A. as a listed company in that market.
Meanwhile, the six senior executives of the Company, excluding those that are directors, received a total for all items in 2009 of 10,533,852 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan described in Note 19 for these directors amounted to 922,728 euros.
Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to the Company’ senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these senior executives received a total of 284,248 shares in the first phase of the Plan.

f)
Equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of this parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., including Telefónica Group companies, in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others:

			Position or	Stake
Name	Activity	Company	functions	%[1]
Mr. César Alierta Izuel	Telecommunications	Telecom Italia S.p.A.	Director	—
	Telecommunications	China Unicom (Hong Kong) Limited	Director	—
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	—
	Telecommunications	Telefónica Móviles España, S.A.U.	Director	—
	Telecommunications	Telefónica Europe, Plc.	Director	—
	Telecommunications	Telecom Italia S.p.A.	Director	—
Mr. José Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica del Perú, S.A.A.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	—
Mr. José María Álvarez-Pallete López	Telecommunications	Telefónica Internacional, S.A.U.	Executive Chairman	—
	Telecommunications	Telefónica DataCorp, S.A.U.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	—
	Telecommunications	Telefónica Chile, S.A.	Acting Director	—
	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	—
	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	—
	Telecommunications	Telefónica del Perú, S.A.A.	Director	—
	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	—
	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	—
	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	—
	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	—
	Telecommunications	Portugal Telecom, SGPS., S.A.	Director	—
Mr. David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	—
	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0.01%
	Telecommunications	BT Group, Plc.	—	< 0.01%
Mr. Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	—
Mr. Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica Chile, S.A.	Acting Director	—
	Telecommunications	Telefónica de Perú, S.A.A.	Director	—
	Telecommunications	Telefónica Móviles Chile, S.A.	Director	—
Mr. Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—
	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
Mr. Francisco Javier de Paz Mancho	Telecommunications	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman	—
	Telecommunications	Telefónica Internacional, S.A.U.	Director	—
	Telecommunications	Telefónica de Argentina, S.A.	Director	—
	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not on an arm’s length basis.

[1]	In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

(22)	FINANCE LEASES
The principal finance leases at the Telefónica Group are as follows:
a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

			Minimum
Millions of euros	Present value	Finance costs	payments
Within one year	52	6	58
From one to five years	203	86	289

Total	255	92	347

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.
At December 31, 2009 and 2008, net assets under this lease amounting to 208 and 186 million euros, respectively, were recognized under property, plant and equipment.
b)	Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP.
Similarly, via its subsidiary Colombia Telecomunicaciones, S.A. ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.
This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

			Installments
			pending
	Present value	Revaluation	payment
2010	101	68	169
2011	97	86	183
2012	128	143	271
2013	123	170	293
2014	119	199	318
Subsequent years	808	2,891	3,699

Total	1,376	3,557	4,933

The net amount of property, plant and equipment recorded under the terms of this lease was 483 million euros at December 31, 2009 (547 million euros at December 31, 2008).

(23)	CASH FLOW ANALYSIS
Net cash flow from operating activities
Net cash flow from operating activities fell 1.33% to 16,148 million euros in 2009 from 16,366 million euros in 2008, which was 5.24% higher than the 15,551 million euros obtained in 2007.
Telefónica Latin America, as the Group’s driver, Telefónica Europe, which is achieving solid results thanks to the advantages afforded by its larger size and efficiency gains, and the businesses in Spain, which boasts efficient commercial activity, coupled with control over costs and capex are all easing the pressure of revenue on operating cash flow.
Meanwhile, cash payments to suppliers and employees in 2009 decreased by 4.75% to 46,198 million euros from 48,500 million euros in 2008. This reduction is the result of cost containment amid efforts to maximize the efficiency of the cost structure. Employee benefits expense rose in 2009 in line with the increase the costs related to the higher average headcount in the year. In 2009, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,161 million euros, 2.92% more than the 20,560 million euros generated in 2008. Driving this increase were the Company’s highly diversified business mix and its ability to deliver in an ever-changing environment, not to mention its skilled management of costs and investment. Strong commercial efforts are helping drive growth in accesses across all operating businesses and regions, helping generate operating cash flow. In 2008, operating cash flow totaled 20,560 million euros, 2.26% more than the 20,105 million euros generation in 2007. This increase was largely driven by the Group’s strong position in its main markets, the impact of the Company’s extensive business diversification and its strategic commitment to tapping the growth potential of its operating markets. Meanwhile, strong commercial efforts helped drive growth in accesses across all operating businesses and regions, thereby helping boost operating cash flow.
Customer collections increased by 2.46% to 67,358 million euros in 2009 (from 69,060 million euros in 2008), in line with the performance of revenues from operations in the year. Customer collections increased by 2.88% to 69,060 million euros in 2008 (from 67,129 million euros in 2007). This growth was the result of higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers.
Meanwhile, cash payments to suppliers and employees in 2008 rose 3.14% to 48,500 million euros from 47,024 million euros in 2007. This slight increase was the result of greater commercial efforts in the various geographic areas, mainly to garner customer loyalty, and to higher interconnection charges, while maximizing the efficiency of the cost structure.
Cash flows arising from payments of interest and other finance costs in 2009 fell 25.02% to 2,170 million euros, due to the decline in interest rates during the year and the reduction in financial debt in previous years. These figures do not include payments on the main issues made in 2009, which will begin falling due as of 2010. Payments for net interest and other finance costs in 2008 fell 10.15% to 2,894 million euros (from 3,221 million euros in 2007) mostly due to the decrease in financial debt.
Taxes paid in 2009 soared 108.21% to 2,942 million euros from 1,413 million euros in 2008 due to the 1,297 million euros payment on account made by Telefónica, S.A. in the year. Taxes paid in 2008 were 3.02% lower than the 1,457 million euros paid in 2007.

Net cash used in investing activities
Net cash used in investing activities increased by 2.19% in 2009 to 9,300 million euros from 9,101 million euros in 2008.
Net cash used in investing activities increased by 4,509 million euros in 2008, to 9,101 million euros from 4,592 million euros in 2007. Payments on investments in companies (net of cash and cash equivalents acquired) in 2008 declined by 22.16%, from 2,798 million euros to 2,178 million euros. The main investments were the acquisitions of Telemig by Brasilcel, N.V. for 347 million euros, of shares of China Netcom and China Unicom for 688 and 424 million euros, respectively, and of 51.8% of CTC’s non-controlling interests for 640 million euros. The main payment on investments in 2007 was for the 42.3% stake in Telco S.p.A. for 2,314 million euros.
Payments on financial investments not included in cash equivalents amounted to 1,411 million euros, compared to 114 million euros in 2008. This increase was the result of investments in deposits and other long-term financial instruments.
Investment in property, plant and equipment and intangible assets in 2009 totaled 7,593 million euros, 3.75% less than the 7,889 million euros of 2008. This decrease is in line with the decline in acquisitions of property, plant and equipment during the year.
The amount at December 31, 2008 was 615 million euros higher than in 2007 (7,274 million euros) driven by further investment in fiber optics, 3G, TV and ADSL.
Proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 686 million euros in 2008, mainly due to the 648 million euros obtained from the sale of Sogecable. In 2007, this figure was 5,346 million euros and entailed disposals of stakes in Airwave and Endemol for 2,841 million and 2,107 million euros, respectively.
In 2009, net short-term financial investments included in cash flows from cash surpluses not included under cash equivalents in 2009 amounted to 548 million euros. Net disposals of these investments in 2008 amounted to 76 million euros.
Net cash used in financing activities
Net cash used in financing activities in 2009 totaled 2,281 million euros, 71% less than the 7,765 million euros of 2008, mainly due to the 8,617 million euros of proceeds from the issuance of debentures and bonds (1,317 million euros in 2008).
Net cash used in financing activities in 2008 totaled 7,765 million euros, down from 9,425 million euros in 2007. The 1,660 million euro decline was due basically to the decrease in the repayment of financing due to the decline in the debt balance in the last few years.

(24)	EVENTS AFTER THE REPORTING PERIOD
Significant events affecting Telefónica taking place from December 31, 2009 to the date of preparation of these consolidated financial statements include:

Financing
a)	Maturity of debentures and bonds:
On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program (“EMTN”) registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.
b)	Voluntary early redemptions:
The following issues were redeemed voluntarily before maturity in the early months of 2010:
•
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•	Similarly, on February 11, 2010, Telefónica, S.A. made a voluntary repayment of 500 million euros on the same loan.
c)	Financing of Telco
On January 11, 2010, Telco S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.
In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.
The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.
d)	Financing of ECAs
On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 million US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

Devaluation of the Venezuelan Bolivar fuerte
Regarding the devaluation of the Venezuelan Bolivar fuerte on January 8, 2010 (see Note 2), the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Finally, on January 19, the Venezuelan Authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years (see Note 16).
Fulfillment of commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH
On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.
Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A.
Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.
The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).
This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.
Acquisition of JAJAH
In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe plc, acquired 100% of the shares of JAJAH, the leading communications innovator, for 145 million euros.
(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These consolidated financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.
These financial statements are presented on the basis of International Reporting Standards adopted by the European Union which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standars Board (IASB). Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE
The following changes took place in the consolidation scope in 2009:
Telefónica Europe
The companies BT Cellnet Ltd and SPT Telecom Finance, B.V. were disposed of. Both entities, previously included in the consolidated financial statements of the Telefónica Group using the full consolidation method, were removed from the consolidation scope.
In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. This company was included in the consolidation scope using the full consolidation method.
Telefónica Latin America
Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía Telefónica de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).
Upon completion of the second offer, Telefónica’s indirect stake in CTC increased from 96.75% to 97.89% at the date of filing the notice with the Spanish National Securities Commission, the CNMV, on January 9, 2009. The Telefónica Group still consolidates the Chilean company using the full consolidation method.
Pursuant to the corporate restructuring of the Brazilian group Vivo, on July 27, 2009 Telemig Celular, S.A. was absorbed by Telemig Celular Participaçoes, S.A., which was subsequently absorbed by Vivo Participaçoes, S.A. Following this transaction, Telemig Celular, S.A. and Telemig Celular Participaçoes, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope. The Telefónica Group still consolidates Vivo Participaçoes, S.A. using proportionate consolidation.
On November 19, 2009, within the scope of the same corporate restructuring, the companies Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicaçoes Ltda. were absorbed by Portelcom Participaçoes, S.A. All these companies, previously consolidated using proportionate consolidations, were removed from the Telefónica Group’s consolidation scope.
In September 2009, deeds of liquidation of Nicaraguan companies Telefónica Móviles Nicaragua, S.A., Doric Holdings y Compañía, Ltda. and Kalamai Holdings y Compañía, Ltda. were executed The companies, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope.
On December 3, 2009, following approval by the National Securities Commission of the Argentine Republic, the Argentine securities regulator, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. Following this acquisition, the Telefónica Group is owner of all of the shares of the Argentine company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009 Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This entailed an investment of approximately 1,000 million US dollars of ordinary shares of China Unicom. Following this acquisition, the Telefónica Group’s shareholding interest in China Unicom’s voting share capital increased from 5.38% to 8.06%.
On November 5, the share buyback agreement of one of China Unicom’s core shareholders, SK Telecom Co., Ltd. (“SKT”), was carried out. Following the buyback and cancellation of the shares, the Telefónica Group’s holding in China Unicom’s share capital reached 8.37%. The Telefónica Group accounts for this investment using the equity method.
Other companies
In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated, with initial capital of 3,006 euros, fully subscribed and paid by Telefónica, S.A.. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.
In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.
In April, Dutch company Atento, N.V. acquired 100% of the shares of Venezuelan company Teleatención de Venezuela, C.A. for approximately 9 thousand euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method. It has been idle since its incorporation.
In April, Chilean company Compañía de Telecomunicaciones de Chile, Marketing e Información, S.A., a subsidiary of Atento Chile, S.A., was wound up. The company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.
Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.
Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans, for 400 million euros to the rest of Méditel’s local partners. This company, which in 2008 was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.
In September, Argentine company Atusa, S.A. was incorporated, with initial capital of 50 thousand Argentine pesos, which was fully subscribed. The Telefónica Group paid for 25% of the company. This company has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method.
In 2009, Spanish company Atento Teleservicios España, S.A.U., a wholly owned subsidiary of the Telefónica Group, took over and merged Amsterdam-based company Atento EMEA, B.V. This company, which was fully consolidated in the Telefónica Group’s consolidated financial statements, was removed from the consolidation scope.

Following the sale of Sintonia, S.A.’s stake in Telco S.p.A. (Telco), the Italian company with a 22.45% shareholding in telecommunications operator Telecom Italia S.p.A., Telefónica, S.A.’s stake in Telco increased from 42.3% to 46.18%, maintaining its effective interest in Telecom Italia S.p.A. through this company at 10.36% of the voting shares. The company is still accounted for in the Telefónica Group consolidated financial statements using the equity method.
In November, Telefónica Servicios Audiovisuales, S.A., a whole owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. This company has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method.
The main changes in consolidation scope in 2008 were as follows:
Telefónica Spain
In June 2008, Spanish company Iberbanda, S.A. raised and then decreased capital to offset losses. In the move, Telefónica de España, S.A.U. subscribed more shares than corresponded to its shareholding, thereby raising its stake in the company from 51% to 58.94%. This company is still fully consolidated.
Telefónica Latin America
On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía Telefónica de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008 the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.
Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment of approximately 640 million euros.
After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This Chilean company was still included in the Telefónica Group’s consolidation scope using the full consolidation method.
Subsequently, pursuant to the obligations in Chilean law, on December 1, 2008, Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that it did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid. This offer expired on January 9, 2009.
In August 2008, Telefónica del Perú, S.A.A. acquired 71.29% of Peruvian company Star Global Com, S.A.C. for 8 million US dollars. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes, S.A. for a price of approximately 70 million Brazilian reais (26 million euros).
Moreover, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A. at a price of 63.90 and 654.72 Brazilian reais, respectively. Once the offer concluded, on May 15, 2008, having reached a level of acceptance of close to 100%, TCO IP, S.A. acquired 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15 for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.
On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making Vivo a shareholder in both Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies were included in the Telefónica Group’s consolidation scope using proportionate consolidation.
Multi Holding Corporation, S.A., which was wholly owned by Telefónica, S.A., was wound up. Accordingly, the company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.
On June 16, 2006, Telefónica de Argentina, S.A signed a contract to acquire the shares of Telefónica Data Argentina, S.A. (787,697 shares, representing 97.89% of its share capital) held by Telefónica Data Corp, S.A.U., a wholly owned subsidiary of Telefónica.
After extending the deadline for the sale, on January 28, 2008 Telefónica Data Corp, S.A.U. assumed the obligation to acquire all the shares of Telefónica Data Argentina, S.A. it did not already own (14,948 shares at a price of 224.30 Argentine pesos, representing 1.8578% of share capital). This acquisition was carried out on November 17, 2008.
As a result, Telefónica DataCorp, S.A.U. became owner of 802,645 shares, representing 100% of Telefónica Data Argentina, S.A. It subsequently transferred these shares to Telefónica de Argentina, S.A. in various stages, which ended on December 11, 2008.
Other companies
In November 2008, Telefónica del Perú, S.A.A. sold a total of 4,496,984 shares representing approximately 30% of the share capital of Teleatento del Perú, S.A.C. to Dutch company Atento, N.V. (1,124,246 shares), Chilean company Atento Chile (2,323,442 shares) and to shareholders of Teleatento del Perú, S.A.C. itself (1,049,296 shares), for approximately 103 million new soles. Following this transaction, the Telefónica Group holds 100% of the Peruvian company’s share capital. This company was still fully consolidated.

In October 2008, Atento Holding Inversiones y Teleservicios, S.A. (Atento HIT) set up Dutch company Atento EMEA, B.V., with start-up capital of approximately 21 thousand euros. This capital was provided via the spin-off of the wholly owned subsidiary Atento HIT, Atento, N.V. The companies it owned in Europe and Morocco then belonged to the new company Atento EMEA, while those located in Latin America and Italy were still controlled by Atento, N.V. Both the newly created Atento EMEA, B.V. and the existing Atento, N.V. were fully consolidated in the Telefónica Group. In addition, on March 4, 2008, Atento HIT acquired 100% of the shares of Telemarketing Prague, a.s.
In January 2008, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group consolidated this company using the equity method until February 2008 and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.
Terra Lycos Holding, B.V. and Telefónica U.S.A. Advisors Inc. were liquidated.
In March 2008, Telco S.p.A., in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% of the voting rights and 16.9% of the dividend rights. The transaction implied a payment of 149.8 million euros.
As a result, the Telefónica Group indirectly held 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco S.p.A. was included in the Telefónica Group’s consolidated financial statements by the equity method.
After a capital hike by Colombian company Telefónica Móviles Colombia, S.A., which Telefónica, S.A. fully subscribed, Telefónica, S.A.’s stake in the company increased to 49.42%, while the shareholding of Colombian company Olympic, Ltd., a 99.99% subsidiary of the Telefónica Group, decreased to 50.58%. The Telefónica Group still consolidated the Colombian operator using the full consolidation method.
In December, Portuguese company Portugal Telecom, SGPS, S.A. (PT) bought back and cancelled 46,082,677 shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company was still included in the consolidation scope using the equity method.
In December 2008, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company had yet to commence operations and was not included in the consolidation scope at the end of 2008.
Changes to the 2007 consolidation scope are described in the following sections.
Telefónica Europe
Telefónica O2 Europe Plc, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings, Ltd, sold 100% of the share capital of UK company Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On December 20, 2007, the O2 Group transferred legal ownership to the entire business in Germany to Telefónica, S.A. through a dividend in kind for 8,500 million euros.
Telefónica Latin America
In 2007, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.
Other companies
In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group has a 75% stake.
In May, 2007, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3, 2007. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co- Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia S.p.A. through an Italian company, currently called Telco S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated and the “Shareholders Agreement” was further amended on November 19, 2007.
On October 25, 2007 Telco S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.
On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007, contained a general clause whereby both Telefónica, at the shareholders meetings of Telco S.p.A. and Telecom Italia S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the provision of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.
However, as indicated above, on November 19, 2007 the partners expounded on and detailed the “Shareholders Agreement”, as well as the Bylaws of Telco S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.
Pursuant to clause 8.5(a) of the “Shareholders Agreement,” on November 6, 2007 Telco S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia S.p.A. in the event Telco S.p.A adopted a resolution to sell or pledge shares of Telecom Italia S.p.A (or rights related to its shares, such as voting rights) by simple majority and Telefónica were the “dissenting party,” under the terms of the “Shareholders Agreement.”

APPENDIX II: DEBENTURES AND BONDS
The list and main features of outstanding debentures and bonds at December 31, 2009 are as follows (in millions of euros):

				Maturity
Telefónica and special purpose vehicles		% Interest	Final						Subsequent
Debentures and bonds	Currency	rate	rate	2010	2011	2012	2013	2014	years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	6.390%	—	—	—	—	—	57	57
ABN 15Y BOND	EUR	1.0225xGBSW10Y	3.80%	—	—	—	—	—	50	50
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.6%	12.600%	4	—	—	—	—	—	4
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.82%	12.820%	15	—	—	—	—	—	15

Telefónica, S.A.				19	—	—	—	—	107	126

T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.750%	1,735	—	—	—	—	—	1,735
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.250%	—	—	—	—	—	868	868
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	—	—	—	1,500	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.110%	—	—	113	—	—	—	113
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.060%	—	—	113	—	—	—	113

Telefónica Europe, B.V.				1,735	—	226	1,500	—	1,368	4,829

EMTN O2 EUR (I)	EUR	4.375%	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.750%	—	2,250	—	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	—	—	—	—	—	844	844
EMTN O2 GBP (II)	GBP	5.375%	5.375%	—	—	—	—	—	563	563
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	—	694	—	—	—	—	694
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	—	—	—	—	—	868	868
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	—	—	—	—	—	1,388	1,388
TELEF. EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	1.083%	1,250	—	—	—	—	—	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	—	—	500	—	—	—	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	—	—	—	—	563	—	563
TELEF. EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	1.822%	—	—	—	—	—	55	55
TELEF. EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70000%	1.422%	—	—	—	—	—	24	24
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	—	—	—	—	1,500	—	1,500
TELEF. EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	1.710%	91	—	—	—	—	—	91
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	—	—	113	—	—	—	113
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	—	—	—	—	98	—	98
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	—	—	—	521	—	—	521
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	0.609%	—	—	—	590	—	—	590
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	—	—	—	—	—	486	486
TELEF. EMISIONES JUNE 08	EUR	5.58%	5.580%	—	—	—	1,250	—	—	1,250
TELEF. EMISIONES FEBRUARY 09	EUR	5.431%	5.431%	—	—	—	—	2,000	—	2,000
TELEF. EMISIONES APRIL 2016	EUR	5.4960%	5.496%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	2.544%	—	—	—	—	—	400	400
TELEF. EMISIONES APRIL 1, 2016	EUR	5.496%	5.496%	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 6, 2015	USD	4.949%	4.949%	—	—	—	—	—	868	868
TELEF. EMISIONES JULY 15, 2019	USD	5.877%	5.877%	—	—	—	—	—	694	694
TELEF. EMISIONES NOVEMBER 11, 2019	EUR	4.693%	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/22 650 GBP	GBP	5.289%	5.289%	—	—	—	—	—	732	732
TELEF. EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	1.409%	—	—	—	—	100	—	100

Telefónica Emisiones, S.A.U.				1,341	2,944	613	2,361	4,261	11,922	23,442

Total Telefónica, S.A. and special purpose vehicles				3,095	2,944	839	3,861	4,261	13,397	28,397

			Maturity
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2010	2011	2012	2013	2014	years	Total
Marketable debentures	USD	9%	101	—	—	—	—	—	101
Marketable debentures	USD	8.85%	—	80	—	—	—	—	80

Telefónica Argentina, S.A.			101	80	—	—	—	—	181

Series F	UF	6.00%	2	2	2	2	2	3	13
Series L	UF	3.75%	—	—	86	—	—	—	86
Series M	CLP	6. 05%	—	—	—	—	28	—	28
Series N	UF	3.50%	—	—	—	—	143	—	143

CTC Chile			2	2	88	2	173	3	270

Series A	CLP	5.60%	—	—	—	—	44	—	44

Telefónica Móviles Chile			—	—	—	—	44	—	44

Series A	USD	7.75%	3	2	—	—	—	—	5
Series B	USD	8.00%	2	2	2	—	—	—	6
Series C	USD	8.50%	3	3	3	3	—	—	12

Otecel, S.A.			8	7	5	3	—	—	23

Peso bonds, Series A	MXN	91-day CETES + 0.61%	425	—	—	—	—	—	425
Peso bonds, Series B	MXN	9.250%	—	—	186	—	—	—	186

Telefónica Finanzas México			425	—	186	—	—	—	611

O2 sterling issue	GBP	7.625%	—	—	422	—	—	—	422

O2			—	—	422	—	—	—	422

T. Peru 3rd Program (1st series)	PEN	VAC +5.00%	12	—	—	—	—	—	12
T. Peru 4th Program (10th Series A)	PEN	7.8750%	—	—	7	—	—	—	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	—	—	12	—	—	—	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	15	15
T. Peru 4th Program (14th Series A)	PEN	6. 3750%	12	—	—	—	—	—	12
T. Peru 4th Program (14th Series B)	PEN	5.9375%	—	8	—	—	—	—	8
T. Peru 4th Program (14th Series C)	PEN	5.7500%	—	11	—	—	—	—	11
T. Peru 4th Program (16th Series A)	PEN	6.0000%	—	—	24	—	—	—	24
T. Peru 4th Program (16th Series B)	PEN	6.2500%	—	—	—	7	—	—	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	15	15
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	12	12
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	38	38
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	13	13
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	12	12
T. Peru 4th Program (4th Series A)	PEN	6.6250%	—	—	19	—	—	—	19
T. Peru 4th Program (40th Series A)	PEN	5.8750%	—	7	—	—	—	—	7
T. Peru 4th Program (40th Series B)	PEN	4.8750%	—	4	—	—	—	—	4
T. Peru 4th Program (41st Series A)	PEN	7.9375%	—	—	4	—	—	—	4
T. Peru 4th Program (42nd Series A)	PEN	7.3750%	—	—	—	6	—	—	6
T. Peru 4th Program (42nd Series B)	PEN	5.3125%	—	—	—	5	—	—	5
T. Peru 4th Program (42nd Series C)	PEN	6.0625%	—	—	—	3	—	—	3
T. Peru 4th Program (45th Series A)	USD	6.6875%	—	—	—	—	—	15	15
T. Peru 4th Program (7th Series C)	PEN	5.5625%	4	—	—	—	—	—	4
T. Peru 4th Program (8th Series A)	PEN	7.3750%	7	—	—	—	—	—	7
T. Peru 4th Program (8th Series B)	PEN	6.2500%	13	—	—	—	—	—	13
T. Peru 4th Program (9th Series A)	PEN	6.9375%	—	14	—	—	—	—	14
T. Peru 4th Program (9th Series B)	PEN	6.3750%	—	21	—	—	—	—	21
T. Peru 5th Program (1st Series A)	PEN	3.5000%	—	7	—	—	—	—	7
T. Peru 5th Program (1st Series B)	PEN	3.5000%	—	6	—	—	—	—	6
T. Peru 5th Program (22nd Series A)	PEN	VAC + 3.5000%	—	—	—	—	—	14	14
T. Peru 5th Program (3rd Series A)	PEN	4.3750%	—	—	7	—	—	—	7
T. Peru 5th Program (5th Series A)	PEN	6.1875%	—	—	—	5	—	—	5
T. Peru Senior Notes	PEN	8.0000%	—	—	—	30	60	91	181

Telefónica del Perú, S.A.A.			48	78	73	56	60	230	545

T.M. Peru 1st Program (16th Series A)	PEN	8.1875%	—	—	—	6	—	—	6
T.M. Peru 1st Program (18th Series A)	PEN	6.3125%	—	—	—	—	10	—	10
T.M. Peru 1st Program (18th Series B)	PEN	6.3750%	—	—	—	—	15	—	15
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	—	12	—	—	—	—	12
T.M. Peru 1st Program (2nd Series B)	PEN	7.5625%	—	6	—	—	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	—	11	—	—	—	—	11
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375%	—	—	—	8	—	—	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	—	—	—	5	—	—	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	11	—	—	—	—	—	11

Telefónica Móviles, S.A (Perú)			11	29	—	19	25	—	84

Nonconvertible bonds	BRL	1.042* CDI	159	—	—	—	—	—	159
Nonconvertible bonds	BRL	1.02 *CDI	—	40	—	—	—	—	40
Nonconvertible bonds	BRL	1.1355* CDI	42	—	—	—	—	—	42
Nonconvertible bonds	BRL	1.08 *CDI	—	—	20	—	—	—	20
Nonconvertible bonds	BRL	1.12 *CDI	—	—	—	128	—	—	128
Nonconvertible bonds	BRL	CPI-A + 7%	—	—	—	—	14	—	14
Convertible bonds (Telemig)	BRL	CPI-A + 0.5%	—	—	—	—	—	10	10

Vivo Participações, S.A.			201	40	20	128	14	10	413

Nonconvertible bonds	BRL	1 * CDI + 0.35000%	598	—	—	—	—	—	598

Telesp			598	—	—	—	—	—	598

Total issues other operators			1,394	236	794	208	316	243	3,191

TOTAL OUTSTANDING DEBENTURES AND BONDS			4,489	3,180	1,633	4,069	4,577	13,640	31,588

The list and main features of outstanding debentures and bonds at December 31, 2008 are as follows (in millions of euros):

			Maturity
Telefónica and special purpose vehicles		% Interest							Subsequent
Debentures and bonds	Currency	rate	Final rate	2009	2010	2011	2012	2013	years	Total
ABN 15Y BOND	EUR	1.0225 * GBSW10Y	5.260%	—	—	—	—	—	50	50
CAIXA 07/21/29 ZERO COUPON	EUR	6.370%	6.370%	—	—	—	—	—	54	54
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.579%	12.579%	—	14	—	—	—	—	14
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.600%	12.600%	—	4	—	—	—	—	4
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1*EURIBOR1Y+0.63000%	6.038%	300	—	—	—	—	—	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.500%	4.500%	500	—	—	—	—	—	500

Telefónica, S.A.				800	18	—	—	—	104	922

T. EUROPE BV SEP_00 GLOBAL C	USD	7.750%	7.750%	—	1,796	—	—	—	—	1,796
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	—	—	—	—	—	898	898
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	—	—	—	—	1,500	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	—	—	—	119	—	—	119
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.411%	—	—	—	119	—	—	119

Telefónica Europe, B.V.				—	1,796	—	238	1,500	1,398	4,932

EMTN O2 EUR (I)	EUR	4.375%	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	—	—	2,250	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	—	—	—	—	—	787	787
EMTN O2 GBP (II)	GBP	5.375%	5.375%	—	—	—	—	—	525	525
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1 * USDL3M + 0.30000%	1.825%	719	—	—	—	—	—	719
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	—	—	719	—	—	—	719
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	—	—	—	—	—	898	898
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	—	—	—	—	—	1,437	1,437
TELEF. EMISIONES JULY 06	EUR	1 * EURIBOR3M + 0.35000%	5.271%	—	1,250	—	—	—	—	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	—	—	—	500	—	—	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	—	—	—	—	—	525	525
TELEF. EMISIONES JANUARY 06 A	EUR	1 * EURIBOR6M + 0.83000%	3.891%	—	—	—	—	—	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1 * EURIBOR3M + 0.70000%	5.527%	—	—	—	—	—	24	24
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 07	EUR	1 * EURIBOR3M + 0.13000%	3.121%	350	—	—	—	—	—	350
TELEF. EMISIONES JUNE A 07	CZK	1 * CZKPRIB_3M + 0.16000%	4.070%	—	89	—	—	—	—	89
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	—	—	—	111	—	—	111
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	—	—	—	—	—	97	97
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	—	—	—	—	539	—	539
TELEF. EMISIONES JULY B 07	USD	1 * USDL3M + 0.33000%	3.356%	—	—	—	—	611	—	611
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	—	—	—	—	—	503	503
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	—	—	—	—	1,250	—	1,250

Telefónica Emisiones, S.A.U.				1,069	1,339	2,969	611	2,400	8,101	16,489

Total Telefónica, S.A. and special purpose vehicles				1,869	3,153	2,969	849	3,900	9,603	22,343

			Maturity
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2009	2010	2011	2012	2013	years	Total
Marketable debentures	USD	9.125%	—	141	—	—	—	—	141
Marketable debentures	USD	8.85%	—	—	97	—	—	—	97
Marketable debentures	USD	8.85%	—	—	—	—	—	—	—

Telefónica de Argentina, SA			—	141	97	—	—	—	238

Series F	UFC	6%	2	2	2	2	2	4	13
Series L	UFC	3.75%	—	—	—	73	—	—	73

CTC Chile			2	2	2	75	2	4	86

Peso bonds, Series A	MXN	91-day CETES + 0.61%	—	425	—	—	—	—	425
Peso bonds, Series B	MXN	9.25%	—	—	—	186	—	—	186

Telefónica Finanzas México			—	425	—	186	—	—	611

O2 sterling issue	GBP	7.625%	—	—	—	394	—	—	394

O2			—	—	—	394	—	—	394

8th issue T. Peru bonds	USD	3.8125%	12	—	—	—	—	—	12
T. Peru 1st Program (2nd)	PEN	VAC + 7%	10	—	—	—	—	—	10
T. Peru 3rd Program (1st)	PEN	VAC + 5%	—	11	—	—	—	—	11
T. Peru 4th Program (10th Series A)	PEN	7.875%	—	—	—	7	—	—	7
T. Peru 4th Program (10th Series B)	PEN	6.4375%	—	—	—	12	—	—	12
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	14	14
T. Peru 4th Program (14th Series A)	PEN	6.375%	—	11	—	—	—	—	11
T. Peru 4th Program (14th Series B)	PEN	5.9375%	—	—	8	—	—	—	8
T. Peru 4th Program (14th Series C)	PEN	5.75%	—	—	10	—	—	—	10
T. Peru 4th Program (16th Series A)	PEN	6%	—	—	—	23	—	—	23
T. Peru 4th Program (16th Series B)	PEN	6.25%	—	—	—	—	7	—	7
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.625%	—	—	—	—	—	14	14
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.875%	—	—	—	—	—	11	11
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	5	5
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	34	34
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.375%	—	—	—	—	—	11	11
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.125%	—	—	—	—	—	11	11
T. Peru 4th Program (13th Series A)	PEN	5.2625%	18	—	—	—	—	—	18
T. Peru 4th Program (4th Series A)	PEN	6.625%	—	—	—	18	—	—	18
T. Peru 4th Program (7th)	PEN	6.1875%	12	—	—	—	—	—	12
T. Peru 4th Program (7th Series B)	PEN	5.875%	4	—	—	—	—	—	4
T. Peru 4th Program (7th Series C)	PEN	5.5625%	—	4	—	—	—	—	4
T. Peru 4th Program (8th Series A)	PEN	7.375%	—	7	—	—	—	—	7
T. Peru 4th Program (8th Series B)	PEN	6.25%	—	12	—	—	—	—	12
T. Peru 4th Program (9th Series A)	PEN	6.9375%	—	—	13	—	—	—	13
T. Peru 4th Program (9th Series B)	PEN	6.375%	—	—	20	—	—	—	20
T. Peru Senior Notes	PEN	8%	—	—	—	—	29	144	173

Telefónica de Perú, S.A.A.			56	45	51	60	36	244	492

T.M. Peru 1st Program (1st Series A)	PEN	6.25%	11	—	—	—	—	—	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625%	—	—	11	—	—	—	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625%	—	—	6	—	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625%	—	—	10	—	—	—	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375%	—	—	—	—	8	—	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875%	—	—	—	—	5	—	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375%	—	11	—	—	—	—	11

Telefónica Móviles, S.A. (Peru)			11	11	27	—	13	—	62

Nonconvertible bonds	BRL	104.2% CDI	—		—	—	—	123	123
Nonconvertible bonds	BRL	103% CDI		—	—	—	—	31	31
Convertible bonds (Telemig) I	BRL	CPI-A + 0.5%	—	—	—	—	—	1	1
Convertible bonds (Telemig) II	BRL	CPI-A + 0.5%	—	—	—	—	—	3	3
Convertible bonds (Telemig) III	BRL	CPI-A + 0.5%	—	—	—	—	—	5	5

Vivo Participações, S.A.			—	—	—	—	—	163	163

Nonconvertible bonds	BRL	1 x CDI + 0.35000%	—	461	—	—	—	—	461

Telesp			—	461	—	—	—	—	461

Total issues other operators			69	1,085	177	715	50	410	2,505

TOTAL OUTSTANDING DEBENTURES AND BONDS			1,938	4,239	3,146	1,563	3,950	10,013	24,849

The main debentures and bonds issued by the Group in 2009 are as follows:

		Nominal value
			(millions of	Currency of
Item	Date	(millions)	euros)	issuance	Maturity	Interest rate
EMTN bonds	02-03-09	2,000	2,000	EUR	02-03-14	5.431%
	04-01-09	1,000	1,000	EUR	04-01-16	5.496%
	06-03-09	500	500	EUR	04-01-16	5.496%
	06-02-09	400	400	EUR	06-02-15	3-month Euribor + 1.825%
	11-10-09	1,750	1,750	EUR	11-11-19	4.693%
	12-10-09	650	732	GBP	12-09-22	5.289%
	12-23-09	100	100	EUR	12-23-14	3-month Euribor + 0.70%

SEC bond	07-06-09	1,000	694	USD	07-15-19	5.877%
	07-06-09	1,250	868	USD	01-15-15	4.949%
Telefónica Emisiones, S.A.U.
Debentures	01-16-09	105	42	BRL	01-11-10	113.55% CDI
	10-15-09	49	20	BRL	10-15-19	108% CDI (until 10/15/12 (1))
	10-15-09	320	128	BRL	10-15-19	112% CDI (until 10/15/13 (1))
	10-15-09	36	14	BRL	10-15-19	HCPI + 7% (until 10/15/14 (1))
Vivo Participações, S.A.
Bonds	04-15-09	5	143	UFC	04-01-14	3.50%
	04-22-09	20,500	28	CLP	04-01-14	6.05%
	08-05-09	32,000	44	CLP	07-15-14	5.60%
CTC Chile
BondsBonds	02-12-09	16.675	4	PEN	02-12-12	7.9375%
	03-27-09	25	6	PEN	03-27-13	7.3750%
	06-08-09	14.30	3	PEN	06-08-13	6.0625%
	06-08-09	15.70	4	PEN	06-08-11	4.8750%
	05-19-09	30	7	PEN	05-19-11	5.8750%
	05-19-09	20.50	5	PEN	05-19-16	5.3125%
	04-22-09	22	15	USD	04-22-13	6.6875%
	06-16-09	21	5	PEN	06-17-13	6.1875%
	10-20-09	25	6	PEN	10-20-11	3.5%
	10-20-09	30	7	PEN	10-20-12	4.375%
	10-07-09	60	14	PEN	10-07-21	VAC + 3.5%
	09-14-09	30	7	PEN	09-14-11	3.5%
Telefónica de Perú, S.A.A
Bonds	01-23-09	23	6	PEN	01-23-13	8.1875%
	09-22-09	40	10	PEN	09-23-14	6.3125%
	10-05-09	62	15	PEN	10-06-14	6.375%
Telefónica Móviles, S.A. (Perú)
Securities	04-01-09 /06-2-09	15	7	USD	03-2-11	7.75%

	04-01-09 /06-10-09	9	6	USD	03-16-12	8.00%

	04-01-09	20	14	USD	03-11-13	8.50%

Otecel, S.A.

(1)	Date on which certain conditions are renegociated
The main debentures and bonds issued by the Group in 2008 are as follows:

		Nominal value
			(millions of	Currency of
Item	Date	(millions)	euros)	issuance	Maturity	Interest rate
EMTN bonds	06/12/2008	1,250	1,250	EUR	06/12/2013	5.58%
Telefónica Emisiones, S.A.U.
Bonds	03/04/2008	34	8	PEN	03/04/2011	5.9375%
	03/18/2008	50	11	PEN	03/18/2018	VAC (*) + 3.375%
	04/02/2008	45	10	PEN	04/02/2011	5.75%
	04/14/2008	30	7	PEN	04/14/2013	6.25%
	04/22/2008	49	11	PEN	04/22/2028	VAC (*) + 2.8750%
	05/22/2008	48	11	PEN	05/22/2028	VAC (*) + 3.1250%
	07/21/2008	20	5	PEN	07/21/2028	VAC (*) + 3.1875%
Telefónica de Perú, S.A.A.

APPENDIX III: FINANCIAL INSTRUMENTS
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2009 is as follows:

								Fair value
								Underlying	Associated
Millions of Euros	2010	2011	2012	2013	2014	Subsequent years	Total	debt	derivatives	TOTAL
EURO	(1,933)	8,517	3,998	3,917	3,336	11,493	29,328	24,400	5,234	29,634
Floating rate	(6,551)	5,197	515	3,879	2,514	(42)	5,512	9,421	(3,865)	5,556
Spread — Ref Euribor	(0.14%)	0.25%	1.49%	0.05%	0.03%	(11.71%)	(10.03%)
Fixed rate	4,618	3,320	133	38	822	10,285	19,216	10,347	9,109	19,456
Interest rate	4.47%	1.88%	(4.63%)	67.24%	10.33%	27.37%	106.66%	—	—
Rate cap	—	—	3,350	—	—	1,250	4,600	4,632	(10)	4,622
OTHER EUROPEAN CURRENCIES	60	805	1,271	172	883	2,581	5,772	4,263	1,875	6,138
Instruments in CZK	1,855	123	224	—	320	(14)	2,508	321	2,212	2,533
Floating rate	283	—	111	—	—	—	394	91	304	395
Spread	0.07%	—	(0.00%)	—	—	—	0.07%
Fixed rate	1,572	123	113	—	320	(14)	2,114	230	1,908	2,138
Interest rate	2.03%	3.43%	4.35%	—	3.84%	3.84%	17.49%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	(1,795)	682	1,047	172	563	2,595	3,264	3,942	(337)	3,605
Floating rate	—	55	231	166	563	619	1,634	320	1,420	1,740
Spread	—	(0.50%)	0.27%	0.27%	—	—	0.04%
Fixed rate	(1,795)	627	422	6	—	1,863	1,123	3,111	(1,757)	1,354
Interest rate	0.88%	5.12%	7.63%	6.44%	—	15.71%	35.78%	—	—
Rate cap	—	—	394	—	—	113	507	511	—	511
AMERICA	(1,136)	1,349	1,089	1,344	830	4,138	7,614	13,663	(6,802)	6,861
Instruments in USD	(200)	87	45	629	56	1,325	1,942	11,208	(9,622)	1,586
Floating rate	291	(152)	90	436	19	21	705	1,560	(1,094)	466
Spread	0.19%	1.98%	0.82%	0.61%	0.35%	0.70%	4.66%
Fixed rate	(501)	229	(55)	183	27	1,285	1,168	9,580	(8,528)	1,052
Interest rate	(0.60%)	9.48%	4.06%	3.53%	3.80%	23.38%	43.65%	—	—
Rate cap	10	10	10	10	10	19	69	68	—	68
Instruments in UYU	(12)	2	—	—	—	—	(10)	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(12)	2	—	—	—	—	(10)	1	—	1
Interest rate	1.15%	3.75%	—	—	—	—	4.90%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	216	143	—	—	—	—	359	(120)	461	341
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	216	143	—	—	—	—	359	(120)	461	341
Interest rate	12.18%	14.68%	—	—	—	—	26.86%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(113)	331	309	400	243	291	1,461	972	448	1,420
Floating rate	(233)	245	217	340	219	168	956	753	176	929
Spread	(4.10%)	3.03%	3.37%	2.16%	3.10%	1.60%	9.16%
Fixed rate	120	86	92	60	24	123	505	219	272	491
Interest rate	11.63%	9.59%	9.74%	5.29%	9.93%	19.16%	65.34%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	74	206	192	95	267	—	834	(34)	830	796
Floating rate	209	110	73	21	28	—	441	105	353	458
Spread	0.60%	1.10%	1.63%	1.48%	—	—	4.81%
Fixed rate	(135)	96	119	74	239	—	393	(139)	477	338
Interest rate	0.16%	1.81%	3.86%	3.66%	5.97%	—	15.46%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	(77)	80	2	2	2	3	12	(296)	(264)	(560)
Floating rate	—	—	—	—	—	—	—	—	(103)	(103)
Spread	—	—	—	—	—	—	—
Fixed rate	(77)	80	2	2	2	3	12	(296)	(161)	(457)
Interest rate	1.23%	4.43%	7.45%	6.00%	5.43%	12.00%	36.54%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	84	246	102	89	103	315	939	827	143	970
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	84	246	102	89	103	315	939	827	143	970
Interest rate	11.43%	5.23%	6.56%	7.25%	7.61%	36.07%	74.15%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	200	254	253	129	159	—	995	563	670	1,233

								Fair value
								Underlying	Associated
Millions of Euros	2010	2011	2012	2013	2014	Subsequent years	Total	debt	derivatives	TOTAL
Floating rate	9	59	81	108	138	—	395	409	—	409
Spread	3.19%	2.74%	2.86%	2.96%	3.28%	—	15.03%
Fixed rate	191	195	172	21	21	—	600	154	670	824
Interest rate	7.85%	8.27%	8.43%	7.09%	7.09%	—	38.73%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UVR	—	—	—	—	—	2,175	2,175	2,175	—	2,175
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,175	2,175	2,175	—	2,175
Interest rate	—	—	—	—	—	23.01%	23.01%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2,264)	—	—	—	—	—	(2,264)	(2,263)	—	(2,263)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(2,264)	—	—	—	—	—	(2,264)	(2,263)	—	(2,263)
Interest rate	0.98%	—	—	—	—	—	0.98%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	959	—	186	—	—	29	1,174	633	532	1,165
Floating rate	263	—	—	—	—	—	263	421	3	424
Spread	0.61%	—	—	—	—	—	0.61%
Fixed rate	696	—	186	—	—	29	911	212	529	741
Interest rate	5.74%	—	9.25%	—	—	12.52%	27.51%	—	—
Rate cap
Instruments in GTQ	(3)	—	—	—	—	—	(3)	(3)	—	(3)
Floating rate	(3)	—	—	—	—	—	(3)	(3)	—	(3)
Spread	0.01%	—	—	—	—	—	0.01%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—

ASIA	—	—	—	—	—	—	—	207	(250)	(43)
Instruments in JPY	—	—	—	—	—	—	—	207	(250)	(43)
Floating rate	—	—	—	—	—	—	—	113	(113)	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	94	(137)	(43)
Interest rate	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

AFRICA	—	—	88	—	—	—	88	—	84	84
Instruments in MAD	—	—	88	—	—	—	88	—	84	84
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	88	—	—	—	88	—	84	84
Interest rate	—	—	4.54%	—	—	—	4.54%	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL	(3,009)	10,671	6,446	5,433	5,049	18,212	42,802	42,533	141	42,674

Floating rate	(5,732)	5,514	1,318	4,950	3,481	766	10,297	13,190	(2,919)	10,271
Fixed rate	2,713	5,147	1,374	473	1,558	16,064	27,329	24,132	3,070	27,202
Rate cap	10	10	3,754	10	10	1,382	5,176	5,211	(10)	5,201

Currency options							(99)
Other							848

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading purposes at December 31, 2009:

INTEREST RATE SWAPS
	Maturity
						Subsequent
Millions of euros	2010	2011	2012	2013	2014	years	TOTAL	Fair value
TRADING PURPOSES
EUR								(214)
Fixed to floating	—	—	—	—	—	—	—	(389)
Receiving leg	(790)	(1,685)	(420)	(1,250)	(1,065)	(1,736)	(6,946)	(5,823)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.67%	—
Paying leg	790	1,685	420	1,250	1,065	1,736	6,946	5,434
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.11%
Floating to fixed	—	—	—	—	—	—	—	175
Receiving leg	(8,742)	(935)	(231)	(710)	(950)	(2,195)	(13,763)	(11,185)
Average spread	0.10%	—	—	—	—	—	0.07%	—
Paying leg	8,742	935	231	710	950	2,195	13,284	11,760
Average interest rate	1.31%	1.57%	2.18%	2.18%	3.52%	3.27%	1.84%	—
USD	—	—	—	—	—	—	—	(37)
Fixed to floating	—	—	—	—	—	—	—	(28)
Receiving leg	(594)	(63)	—	—	—	(229)	(886)	(914)
Average interest rate	—	3.08%	—	—	—	3.74%	4.43%	—
Paying leg	594	63	—	—	—	229	886	886
Average spread	—	—				—	—	—
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	(486)	(191)	(451)	(416)	—	(635)	(2,179)	(473)
Average spread	0.20%	0.35%	3.99%	3.61%		—	1.59%	—
Paying leg	486	191	451	416	—	635	2,179	464
Average interest rate	2.62%	0.50%	—	—		3.68%	1.70%	—
MXN	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	(1)	—	—	—	—	—	(1)	(1)
Average spread	(0.54%)	—	—	—	—	—	(0.54%)
Paying leg	1	—	—	—	—	—	1	1
Average interest rate	8.43%	—	—	—	—	—	8.43%

INTEREST RATE SWAPS
	Maturity
						Subsequent
Millions of euros	2010	2011	2012	2013	2014	years	TOTAL	Fair value
NON TRADING PURPOSES
EUR	—	—	—	—	—	—	—	(274)
Fixed to floating	—	—	—	—	—	—	—	(669)
Receiving leg	(5,088)	(2,039)	(504)	(1, 654)	(3,055)	(3,313)	(15,653)	(13,806)
Average interest rate	3.23%	3.50%	3. 77%	4.69%	3.33%	3.47%	3.51%	—
Paying leg	5,088	2,039	504	1,654	3,055	3,313	15,653	13,137
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.27%	—
Floating to fixed	—	—	—	—	—	—	—	395
Receiving leg	(5,312)	(3,949)	(500)	(550)	(730)	(7,503)	(18,544)	(14,842)
Average spread	0.19%	—	—	3.48%	2.35%	—	0.25%	—
Paying leg	5,312	3,949	500	550	730	7,503	18,544	15,237
Average interest rate	2.64%	2.82%	3.74%	—	1.09%	3.72%	3.01%	—
CZK	—	—	—	—	—	—	—	5
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(430)	—	—	—	—	—	(430)	(430)
Average spread	0.01%	—	—	—	—	—	0.01%	—
Paying leg	430	—	—	—	—	—	430	435
Average interest rate	3.35%	—	—	—	—	—	3.35%	—
USD	—	—	—	—	—	—	—	(547)
Fixed to floating	—	—	—	—	—	—	—	(583)
Receiving leg	—	(694)	—	(521)	—	(4,304)	(5,519)	(6,103)
Average interest rate		3. 90%		5.52%		4.84%	4.79%	—
Paying leg	—	694	—	521	—	4,304	5,519	5,520
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	36
Receiving leg	(26)	(26)	(26)	(616)	(26)	(51)	(771)	(769)
Average spread	—	—	—	—	—	—	—	—

INTEREST RATE SWAPS
	Maturity
						Subsequent
Millions of euros	2010	2011	2012	2013	2014	years	TOTAL	Fair value
Paying leg	26	26	26	616	26	51	771	805
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	3.55%	—
BRL	—	—	—	—	—	—	—	—
Floating to floating	—	—	—	—	—	—	—	—
Receiving leg	(598)	—	—	—	—	—	(598)	(483)
Average spread	0.35%	—	—	—	—	—	0.35%	—
Paying leg	598	—	—	—	—	—	598	483
Average spread	—	—	—	—	—	—	—	—
MXN	—	—	—	—	—	—	—	3
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(159)	—	—	—	—	—	(159)	(166)
Average spread	0.61%	—	—	—	—	—	0.61%	—
Paying leg	159	—	—	—	—	—	159	169
Average interest rate	8.16%	—	—	—	—	—	8.16%	—
GBP	—	—	—	—	—	—	—	22
Fixed to floating	—	—	—	—	—	—	—	216
Receiving leg	—	—	—	—	(563)	(732)	(1,295)	(1341)
Average interest rate	—	—	—	—	5.25%	3.92%	4.50%	—
Paying leg	—	—	—	—	563	732	1,295	1,557
Average spread					—	1.64%	0.92%	—
Floating to fixed	—	—	—	—	—	—	—	(194)
Receiving leg	—	(609)	—	—	—	(455)	(1,064)	(1,065)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	609	—	—	—	455	1,064	871
Average interest rate	—	5.12%	—	—	—	4.96%	5.05%	—
JPY	—	—	—	—	—	—	—	(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	—	(113)	—	—	—	(113)	(117)
Average interest rate	—	—	1.68%	—	—	—	1.68%	—
Paying leg	—	—	113	—	—	—	113	113
Average spread	—	—	—	—	—	—	—	—
CLP	—	—	—	—	—	—	—	—
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	—	(21)	(28)	—	(49)	(48)
Average interest rate	—	—	—	4.12%	4.51%		4.34%	—
Paying leg	—	—	—	21	28	—	49	49
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(82)	(96)	(51)	(95)	—	—	(324)	(147)
Average spread	1.55%	—	—	—	—	—	0.39%	—
Paying leg	82	96	51	95	—	—	324	146
Average interest rate	—	1.82%	3.74%	3.76%	—	—	2.23%	—

Foreign exchange and interest rate options, by maturity, at December 31, 2009 are as follows:

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2010	2011	2012	2013	Subsequent years
Put USD / Call EUR
Notional amount of options bought	—	201,305,012	—	70,803,832	1,664,931,279
Strike	—	1.59%	—	1.50%	1.75%
Notional amount of options sold	—	195,129,693	—	—	831,255,453
Strike	—	1.49%	—	—	1.20%

	INTEREST RATE OPTIONS
	MATURITIES
					Subsequent
Figures in euros	2010	2011	2012	2013	years
Collars
Notional bought	—	—	1,119,299,628	—	2,161,986,806
Strike Cap	—	—	4.746%	—	4.77%
Strike Floor	—	—	3.409%	—	3.48%
Caps
Notional bought	—	—	3,412,999,662	—
Strike	—	—	4.205%	—
Notional sold	—	—	6,032,299,291	—	2,161,986,806
Strike	—	—	5.399%	—	5.003%
Floors
Notional bought	—	—	2,619,299,628	—	2,094,499,493
Strike	—	—	2.844%	—	0.802%
Notional sold	363,096,573	—	700,000,000	—	—
Strike	4.382%	—	2.147%	—	—
Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2010	2011	2012	2013	2014	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(130)	(52)	—	—	—	—	(182)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(51)	(64)	(65)	(4)	(38)	(88)	(310)
Receive	CLP	96	175	82	95	—	—	448
Pay	CLP	(191)	(349)	(232)	(189)	(195)	—	(1,156)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(86)	(172)	(172)	(21)	(21)	—	(472)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(622)	(111)	(111)	—	(222)	—	(1,066)
Receive	EUR	1,714	958	323	—	280	588	3,863
Pay	EUR	(3,619)	(785)	(356)	(1,118)	—	(7,872)	(13,750)
Receive	GBP	873	—	—	—	—	—	873
Pay	GBP	(873)	(609)	—	—	—	(455)	(1,937)
Receive	JPY	8	9	451	—	—	113	581
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	(88)	—	—	—	(88)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(2)	—	—	—	—	—	(2)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(7)	(15)	(16)	(16)	(13)	(60)	(127)

Millions of euros		2010	2011	2012	2013	2014	Subsequent years	Total
Receive	UFC	204	34	172	—	143	—	553
Pay	UFC	(102)	(111)	(86)	—	—	—	(299)
Receive	USD	1,959	1,297	160	1,286	67	7,283	12,052
Pay	USD	(7)	(156)	—	(104)	—	—	(267)
TOTAL		(836)	49	62	(71)	1	(491)	(1,286)
Forwards
Receive	ARS	42	—	—	—	—	—	42
Pay	ARS	(340)	—	—	—	—	—	(340)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(159)	—	—	—	—	—	(159)
Receive	CLP	142	—	—	—	—	—	142
Pay	CLP	(244)	(1)	—	—	—	—	(245)
Receive	COP	22	—	—	—	—	—	22
Pay	COP	(191)	—	—	—	—	—	(191)
Receive	CZK	—	—	—	—	—	14	14
Pay	CZK	(1,145)	—	—	—	—	—	(1,145)
Receive	EUR	3,262	—	—	—	—	—	3,262
Pay	EUR	(2,985)	(3)	(23)	(19)	—	(14)	(3,044)
Receive	GBP	2,488	—	—	—	—	—	2,488
Pay	GBP	(544)	—	—	—	—	—	(544)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(530)	—	—	—	—	—	(530)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(27)	—	—	—	—	—	(27)
Receive	UFC	140	—	—	—	—	—	140
Pay	UFC	(142)	—	—	—	—	—	(142)
Receive	USD	2,112	4	24	20	—	—	2,160
Pay	USD	(1,897)	—	—	—	—	—	(1,897)

TOTAL		29	—	1	1	—	—	31

The breakdown of financial instruments arranged by us (notional amount) by currency and interest rates at December 31, 2008, is as follows:

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL

EURO	619	3,198	8,482	3,223	4,066	7,893	27,481	24,421	2,626	27,047
Floating rate	(9,170)	(1,210)	6,475	(158)	4,112	799	848	7,639	(7,574)	65
Spread — Ref Euribor	-0.05%	-0.35%	0.18%	0.46%	0.04%	0.25%	0.62%
Fixed rate	9,439	4,408	1,607	31	(46)	5,844	21,283	11,349	10,244	21,593
Interest rate	4.40%	4.76%	2.66%	-22.88%	-51.84%	4.20%	4.37%
Rate cap	350	—	400	3,350	—	1,250	5,350	5,433	(44)	5,389
OTHER EUROPEAN CURRENCIES	846	700	779	1,770	160	2,359	6,614	3,557	2,964	6,521
Instruments in CZK	2,025	700	123	111	—	97	3,056	303	2,753	3,056
Floating rate	—	278	—	—	—	—	278	88	191	279
Spread	—	0.07%	—	—	—	—	0.07%
Fixed rate	2,025	422	123	111	—	97	2,778	215	2,562	2,777
Interest rate	4.04%	3.35%	3.41%	4.35%	—	4.62%	3.94%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(1,179)	—	656	1,659	160	2,262	3,558	3,254	211	3,465
Floating rate	—	—	63	740	155	(525)	433	59	569	628
Spread	—	—	4.60%	0.27%	0.27%	—	0.34%
Fixed rate	(1,179)	—	593	394	5	1,737	1,550	1,916	(472)	1,444
Interest rate	3.16%	—	5.12%	7.63%	6.44%	5.27%	7.42%
Rate cap	—	—	—	525	—	1,050	1,575	1,279	114	1,393
AMERICA	(60)	1,844	889	747	1,146	3,764	8,330	12,334	(6,555)	5,779
Instruments in USD	473	205	245	188	782	921	2,814	9,855	(9,502)	353
Floating rate	(529)	206	151	173	142	96	239	2,492	(2,374)	118
Spread	0.85%	0.41%	-1.34%	0.96%	1.89%	—	-0.98%
Fixed rate	669	(11)	84	5	630	795	2,172	6,957	(7,143)	(186)
Interest rate	4.09%	-48.90%	26.66%	-7.92%	3.20%	13.20%	8.28%
Rate cap	333	10	10	10	10	30	403	406	15	421
Instruments in UYU	(2)	2	2	—	—	—	2	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(2)	2	2	—	—	—	2	1	—	1
Interest rate	-3.19%	3.75%	3.75%	—	—	—	13.67%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	110	141	59	—	—	—	310	(85)	321	236
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	110	141	59	—	—	—	310	(85)	321	236
Interest rate	-54.69%	6.63%	11.49%	—	—	—	-14.12%
Rate cap	—	—	—	—	—	—	—

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL
Instruments in BRL	(209)	726	161	154	154	311	1,297	607	661	1,268
Floating rate	(348)	667	136	130	130	272	987	548	469	1,017
Spread	0.74%	0.49%	3.64%	3.74%	3.75%	—	2.20%
Fixed rate	139	59	25	24	24	39	310	59	192	251
Interest rate	21.00%	4.23%	10.03%	10.03%	10.03%	9.96%	13.83%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	349	105	170	102	78	—	804	(15)	820	805
Floating rate	212	105	151	102	78	—	648	113	475	588
Spread	-0.20%	0.09%	0.06%	0.13%	—	—	-0.01%
Fixed rate	137	—	19	—	—	—	156	(128)	345	217
Interest rate	8.59%	—	4.70%	—	—	—	8.11%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	2	2	68	2	2	4	80	173	(95)	78
Floating rate	—	—	—	—	—	—	—	86	(86)	—
Spread	—	—	—	—	—	—	—
Fixed rate	2	2	68	2	2	4	80	87	(9)	78
Interest rate	6.53%	6.56%	4.43%	7.45%	6.00%	6.00%	4.74%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	161	181	102	82	61	339	926	807	155	962
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	161	181	102	82	61	339	926	807	155	962
Interest rate	5.63%	7.13%	6.67%	6.70%	7.45%	6.23%	6.47%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	579	56	82	33	69	183	1,002	391	587	978
Floating rate	8	43	36	33	30	—	150	148	—	148
Spread	—	—	—	—	—	—	—
Fixed rate	571	13	46	—	39	183	852	243	587	830
Interest rate	12.66%	15.82%	14.10%	—	13.44%	—	10.10%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Interest rate	—	—	—	—	—	7.67%	7.67%
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Interest rate	10.34%	—	—	—	—	—	10.34%
Rate cap	—	—	—	—	—	—	—

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL
Instruments in MXN	479	426	—	186	—	—	1,091	597	498	1,095
Floating rate	47	266	—	—	—	—	313	412	63	475
Spread	3.30%	0.61%	—	—	—	—	1.01%
Fixed rate	432	160	—	186	—	—	778	185	435	620
Interest rate	12.85%	8.17%	—	9.25%	—	—	11.02%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Floating rate	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Spread	0.01%	—	—	—	—	—	0.01%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
ASIA								575	(597)	(22)
Instruments in JPY	—	—	—	—	—	—	—	575	(597)	(22)
Floating rate	—	—	—	—	—	—	—	152	(158)	(6)
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	423	(439)	(16)
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	88	—	—	88	—	84	84
Instruments in MAD	—	—	—	88	—	—	88	—	84	84
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	88	—	—	88	—	84	84
Interest rate	—	—	—	4.54%	—	—	8.57%
Rate cap	—	—	—	—	—	—	—
TOTAL	1,405	5,742	10,150	5,828	5,372	14,016	42,513	40,887	(1,478)	39,409

Floating rate	(9,784)	355	7,012	1,020	4,647	642	3,892	11,733	(8,425)	3,308

Fixed rate	10,506	5,377	2,728	923	715	11,044	31,293	22,036	6,862	28,898

Rate cap	683	10	410	3,885	10	2,330	7,328	7,118	85	7,203

Currency options							(202)		(202)
Other	—	—	—	—	—	—	422	—	—	—

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013	2013+
Call USD/Put BRL
Notional amount of options bought	287,418,265	—	—	—	—	—
Strike	2.36	—	—	—	—	—
Notional amount of options sold	290,062,464	—	—	—	—	—
Strike	2.36	—	—	—	—	—

Put USD / Call BRL
Notional amount of options bought	114,284,734	—	—	—	—	—
Strike	1.86	—	—	—	—	—
Notional amount of options sold	143,709,133	—	—	—	—	—
Strike	1.86	—	—	—	—	—

Call USD / Put ARS
Notional amount of options bought	15,825,484	—	—	—	—	—
Strike	3.38	—	—	—	—	—

Call USD / Put EUR
Notional amount of options bought	291,010,994	—	208,378,242	—	148,020,407	1,723,431,774
Strike	1.59	—	1.59	—	1.49	1.40
Notional amount of options sold	268,984,547	—	195,129,693	—	—	831,255,453
Strike	1.51	—	1.49	—	—	1.20

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013+
Collars
Notional bought	781,127,398	—	400,000,000	200,000,000	2,689,686,974
Strike Cap	3.897%	—	4.000%	3.80%	4.53%
Strike Floor	2.733%	—	3.300%	2.80%	3.13%

Caps
Notional bought	—	—	—	6,784,908,136	—
Strike	—	—	—	4.28%	—
Notional sold	700,000,000	—	400,000,000	6,784,908,136	2,689,686,974
Strike	4.75%	—	4.55%	5.156%	5.24%

Floors
Notional bought	1,481,127,398	—	400,000,000	567,454,068	2,599,868,766
Strike	0.71%	—	1.00%	1.15%	1.72%
Notional sold	1,050,000,000	367,974,663	—	1,067,454,068	—
Strike	2.73%	4.39%	—	2.75%	—

APPENDIX IV: INTEREST-BEARING DEBT
The main financing transactions included under this heading outstanding at December 31, 2009 and 2008 and their nominal amounts are as follows:

	Amount of	Outstanding nominal balance
Name	contract	(million euros)		Arrangement	Maturity
Summary	(millions)	12/31/09	12/31/08	date	date
Telefónica Europe, B.V. syndicated loan O2 acquisition	5,250 GBP	3,091	4,203	12/07/06	12/14/13

Telefónica Europe, B.V. loan	15,000 JPY	113	119	08/23/07	07/27/37

Telefónica, S.A. syndicated loan Cesky acquisition	6,000 EUR	6,000	6,000	06/28/05	06/28/13

Telefónica, S.A. syndicated loan with savings banks	700 EUR	700	700	04/21/06	04/21/17

TELFISA EIB financing	257 USD	179	211	09/15/04	09/15/16
TELFISA EIB financing	109 EUR	109	125	11/15/04	09/15/16
TELFISA EIB financing	300 EUR	300	300	12/12/06	12/12/11
TELFISA EIB financing	100 EUR	100	100	01/31/07	01/31/15
TELFISA EIB financing	375 EUR	375	375	01/30/08	01/30/15

Vivo loans	765 BRL	287	211	07/13/07	08/15/14

Telesp loans	2,034 BRL	792	525	10/23/07	05/15/15

CTC loans	4 UFC	103	86	04/14/05	04/14/10
CTC syndicated loans	150 USD	104	108	10/28/05	06/21/11
CTC syndicated loans	150 USD	104	108	06/09/08	05/13/13

Telefónica Móviles Chile syndicated loans	180 USD	125	129	01/05/06	01/05/11
Telefónica Móviles Chile syndicated loans	100,000 CLP	105	113	11/15/06	11/15/12

Colombia Telecomunicaciones loans	310,000 COP	105	99	12/28/09	12/28/14

Telefónica Móviles Colombia loans	600 USD	417	431	12/20/07	11/15/12

Other		4,849	5,987

TOTAL		17,958	19,930

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP
The table below lists the main companies comprising the Telefónica Group at December 31, 2009 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

			Share	% Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	—	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telyco Marruecos, S.A. Promotion, marketing and distribution of telephone services	Morocco	MAD	6	54.00%	Teleinformática y Comunicaciones, S.A. (TELYCO) (54.00%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Remesas, S.A. Remittance management	Spain	EUR	—	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Telefónica Salud, S.A. Management and operation of telecommunications and public television services	Spain	EUR	—	51.00%	Telefónica Telecomunicaciones Públicas, S.A.U. (51.00%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	3	58.94%	Telefónica de España, S.A.U. (58.94%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Telefónica Latin America
Telefónica Internacional, S.A. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefónica International Holding, B.V. Holding company	Netherlands	USD	548	100%	Telefónica Internacional, S.A. (100%)
Latin American Cellular Holdings, B.V. (NETHERLANDS) Holding company	Netherlands	EUR	281	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telecomunicaçoes de Sao Paulo, S.A. — TELESP Wireline telephony operator in Sao Paulo	Brazil	BRL	6,558	87.95%	Telefónica Internacional, S.A. (65.30%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22.65%)
Brasilcel, N.V. (*) Joint Venture and holding company for wireless communications services	Netherlands	BRL	—	50.00%	Telefónica, S.A. (50.00%)
Vivo Participaçoes, S.A. (*) Holding company	Brazil	BRL	8,780	33.31%	Brasilcel, N.V. y subsidiarias (29.63%) Subsidiaries of Telefónica Group (3.68%)
Vivo, S.A. (*) Wireless services operator	Brazil	BRL	5,999	33.31%	Vivo Participaçoes, S.A. (33.31%)
Telemig Celular, S.A. (*) Wireless services operator	Brazil	BRL	528	33.31%	Vivo Participaçoes, S.A. (33.31%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	731	100%	Telefónica Holding de Argentina, S.A. (50.00%) Telefónica International Holding, B.V. (37.33%) Telefónica Internacional, S.A. (12.67%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%	Compañía Internacional de
Telecomunicaciones, S.A. (51.49%)
Telefóníca Internacional, S.A. (16.20%)
Telefónica Móviles Argentina, S.A. (29.56%)
TelefónicaTelefónica International Holding, B.V. (0.95%)
					Telefónica, S.A. (1.80%)

			Share	% Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding company
Telefónica Móviles Argentina, S.A. Wireless telephone services provider	Argentina	ARS	1,198	100%	Telefónica Móviles Argentina Holding, S.A. (84.60%) Telefónica, S.A. (15.40%)
Telcel, C.A. Wireless operator	Venezuela	VEF	905	100%	Latin America Cellular Holdings, B.V. (97.21%) Telefónica, S.A. (0.08%) Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,628,654	100%	TEM Inversiones Chile Ltda. (100%)
Telefónica Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.34%	Telefónica Internacional, S.A. (49.90%) Latin America Cellular Holdings, B.V. (48.28%) Telefónica, S.A. (0.16%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	602	100%	Telefónica del Perú, S.A.A. (100%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	909,929	52.03%	Telefónica Internacional, S.A. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless operator	Colombia	COP	—	100.00%	Olympic, Ltda. (50.58%) Telefónica, S.A. (49.42%)
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	46,271	100%	Telefónica Internacional, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	196	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc. Telecommunications service operator	Puerto Rico	USD	111	98.00%	Telefónica Internacional, S.A. (98.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	71	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	SVC	367, 541	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (98.00%) Telefónica El Salvador Holding, S.A. de C.V. (2.00%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	156	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	579	100%	Telefónica, S.A. (76.85%) Telefónica International Wholesale Services II, S.L. (23.15%)
Telefónica International Wholesale Services France, S.A.S. Provision of high bandwidth communications services	France	EUR	—	100%	Telefónica International Wholesale Services, S.L. (100%)
Telefónica International Wholesale Services Argentina, S.A. Provision of high bandwidth communications services	Argentina	USD	78	100%	T. International Wholesale Services America, S.A. (99.94%) Telefónica International Wholesale Services, S.L. (0.06%)
Telefónica International Wholesale Services Brasil Participaçoes, LtdParticipaçoes, Ltd. Provision of high bandwidth communications services	Brazil	USD	62	100%	Telefónica International Wholesale Services, S.L. (99.99%) Telefónica International, S.A. (0.01%)
Telefónica International Wholesale Services Perú, S.A.C. Provision of high bandwidth communications services	Peru	USD	20	100%	T. International Wholesale Services America, S.A. (100%) Telefónica Servicios Integrados, S.A.C.
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	United States	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Puerto Rico, Inc. Provision of high bandwidth communications services	Puerto Rico	USD	24	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	6	100%	T. International Wholesale Services America, S.A. (99.99%) Telefónica International Wholesale Services Perú, S.A.C. (0.01%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks Mexico, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)

			Share	% Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding company
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	18	100%	Telefónica Internacional, S.A. (99.92%) TelefónicaTelefónica International Holding, B.V. (0.08%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A. (99.99%)
TelefónicaTelefónica China, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	13,061	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	EUR	12	100%	MmO2 plc (100%)
Telefónica O2 UK Ltd. Wireless communications services operator	UK	GBP	10	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)
The Link Stores Ltd. Telecommunications equipment retailer	UK	GBP	—	100%	Telefónica O2 UK Ltd. (100%)
Be Un Limited (Be) Internet services provider	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	—	50.00%	O2 Ash Ltd. (50.00%)
O2 (Europe) Ltd. Holding company	UK	GBP	1,239	100%	Telefónica, S.A. (100%)
Telefónica O2 Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*) Telecommunications equipment retailer	Germany	EUR	16	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
TelefónicaTelefónica O2 Ireland Ltd. Wireless communications services operator	Ireland	EUR	98	100%	Kilmaine, Ltd. (1%) O2 Netherland Holdings B.V. (99%)
Manx Telecom Ltd. Telecommunications service provider	Isle of Man	GBP	12	100%	O2 (Netherlands) Holdings BV (100%)
Telefónica O2 Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica O2 Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovak Republic	EUR	192	69.41%	Telefónica O2 Czech Republic, a.s. (100%)
Other companies
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting services	Argentina	ARS	148	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Gloway Broadcast Services, S.L. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Servicios de Música, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Atento Inversiones y Teleservicios, S.A.U. Telecommunications service provider	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento N.V. Telecommunications service provider	Netherlands	EUR	—	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)
Atento Brasil, S.A. Telecommunications services provider	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Argentina, S.A. Telecommunications services provider	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%) Atento N.V. (2.01%)
Teleatento del Perú, S.A.C. Telecommunications services provider	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	99.06%	Atento Holding Chile, S.A. (71.16%) Compañía de Telecomunicaciones de Chile, S.A (26.52%) Telefónica Empresas Chile, S.A. (0.93%) Telefónica Larga Distancia, S.A. (0.45%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	55	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Terra Networks Asociadas, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)

			Share	% Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding company
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança Security services and systems	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. Telecommunications research activities and projects	Mexico	MXN	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. Telecommunications research activities and projects	Brazil	BRL	1	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxemburg	EUR	4	100%	Telefónica, S.A. (99.97%) Telefónica Finanzas, S.A. (TELFISA) (0.03%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Casiopea Reaseguradora, S.A. (83.33%) Telefónica, S.A. (16.67%)
Altaïr Assurances, S.A. Direct insurance transations	Luxemburg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. Financial intermediation	United States	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Solivella Investment, B.V. Holding company	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Aliança Atlântica Holding B.V. Holder of 5,225,000 Portugal Telecom, S.A. shares	Netherlands	EUR	—	93.99%	Telefónica, S.A. (50.00%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Provision of management and administration services	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Provision of management and administration services	Argentina	ARS	—	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of management and administration services	Chile	CLP	1,017	97.89%	Compañía de Telecomunicaciones de Chile, S.A (97.89%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of management and administration services	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Cobros Serviços de Gestao, Ltda. Provision of management and administration services	Brazil	BRL	—	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Gestao de Serviços Compartilhados do BRASIL, Ltda. Provision of management and administration services	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. Provision of management and administration services	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)

			Share	% Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding company
Companies accounted for using the equity method
Telco S.p.A. Holding company	Italy	EUR	3,588	46.18%	Telefónica, S.A. (46.18%)
Telecom Italia S.p.A. Holding company	Italy	EUR	10,674	10. 49%	Telco S.p.A. (10.49%)
Portugal Telecom, SGPS, S.A. Holding company	Portugal	EUR	27	9.86%	Telefónica, S.A. (8.51%) Telecomunicaçoes de Sao Paulo, S.A. - TELESP (0.79%) Aliança Atlântica Holding B.V. (0.56%)
Lycos Europe, N.V. Internet portal	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Ipse 2000 S.p.A Installation and operation of 3G wireless communications systems	Italy	EUR	13	39.92%	Solivella Investment, B.V. (39.92%)
China Unicom (Hong Kong) Limited Telecommunications service operator	China	RMB	2,329	8.37%	Telefónica Internacional, S.A. (8.37%)

(*)	Companies consolidated using proportionate consolidation.
Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.

2009 Consolidated Management Report

CONSOLIDATED RESULTS
We continued to increase our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008, which was a 13.3% increase from the 228.7 million accesses we had at December 31, 2007. This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, a 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively. Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses.
The growth in our customer base from December 31, 2008 to December 31, 2009 under difficult economic circumstances did not compensated a decrease of 2.1% in revenues in 2009 compared to 2008. However, excluding foreign exchange rate effects and Venezuela’s hyperinflationary economy, revenues would have increased 0.3% in 2009 compared to 2008. In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on our tariff structures, which resulted in revenue growth not keeping pace with access growth. In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period. This decrease in revenues led to a 1.4% decrease in OIBDA to €22,603 million in 2009 from €22,919 million 2008. Nonetheless, excluding foreign exchange rate effects and Venezuela’s hyperinflationary economy, OIBDA would have increased 0.5% in 2009 compared to 2008. Operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008, while profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 from €7,592 million in 2008 as a result of our share of profit of associates and lower corporate income tax.
At December 31, 2008, our customer base, measured in terms of total accesses, increased 13.3% to 259,1 million accesses from the 228.7 million accesses we had at December 31, 2007. Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses. The strong growth in our customer base from December 31, 2007 to December 31, 2008 under difficult economic circumstances translated into a moderate increase of 2.7% in revenues in 2008 compared to 2007. Negative exchange rate effects resulted in a reduction of our revenue growth by 3.0 percentage points. This modest increase in revenues led to a small increase in OIBDA to €22,919 million in 2008 from €22,824 million 2007, which amount in 2007 included non-recurring gains on the sales of Airwave (€1,296 million) and Endemol (€1,368 million). Operating income rose 3.6% to €13,873 million in 2008 from €13,388 million in 2007, while profit for the year attributable to equity holders of the parent company decreased 14.8% to €7,592 million in 2008 from €8,906 million in 2007.
By geographic area, Telefónica Europe had the largest percentage increase in accesses with an increase of 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008, primarily driven by a 6.5% increase in mobile accesses. Telefónica Latin America had the largest percentage increase in accesses from December 31, 2007 to December 31, 2008, with an increase of 18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007, primarily driven by strong growth in its mobile business, increased broadband sales and an expanding pay TV customer base.

By access type, we increased mobile accesses by 3.3% to 202.3 million (no longer including 9.0 million accesses of Medi Telecom, which we sold in December 2009) at December 31, 2009 from 195.8 million at December 31, 2008 (including approximately 4.0 million accesses of Telemig, which we incorporated in April 2008), which was a 16.7% increase from the 167.8 million mobile accesses we had at December 31, 2007. Contributions to mobile net adds from December 31, 2008 to December 31, 2009, by country, were Brazil (6.8 million additional mobile accesses), Mexico (2.1 million additional mobile accesses), Germany (1.3 million additional mobile accesses) and Argentina (1.1 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses), and with negative mobile net adds of 1.0 million mobile accesses in Colombia. Contributions to mobile net adds from December 31, 2007 to December 31, 2008, by country, were also dominated by countries in Latin America, with the highest growth in Brazil (7.5 million additional mobile accesses, excluding the previously mentioned mobile accesses of Telemig), Mexico (2.8 million additional mobile accesses), and Peru (2.5 million additional mobile accesses). In Europe, Germany was a strong contributor to the growth in mobile accesses with 1.7 million additional mobile accesses from December 31, 2007 to December 31, 2008.
We also increased broadband accesses by 8.2% to 13.5 million at December 31, 2009 from 12.5 million at December 31, 2008, which was a 20.9% increase from the 10.3 million broadband accesses we had at December 31, 2007. We increased our number of broadband accesses from December 31, 2007 to December 31, 2009 primarily as a result of robust demand for Duo and Trio bundles, including broadband, pay TV and fixed telephony, which have made a significant contribution to the development of the broadband market and to increased customer loyalty. From December 31, 2008 to December 31, 2009, we increased broadband accesses by 4.4% in Spain to 5.5 million, by 5.9% to 6.4 million in Latin America and by 37.1% to 1.6 million in Europe. At December 31, 2009, in Spain 88% of our broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of packaged products continued to grow, with 56% of broadband accesses bundled in Duo and Trio bundles at the same date. This growth in broadband accesses more than offset the continued decrease in narrowband accesses from 2.7 million accesses at December 31, 2007 to 2.0 million accesses at December 31, 2008 to 1.4 million accesses at December 31, 2009.
Finally, we increased pay TV accesses by 9.8% to 2.5 million at December 31, 2009 from 2.3 million at December 31, 2008, which was a 29.7% increase from the 1.7 million pay TV accesses we had at December 31, 2007. The continued growth in pay TV accesses from December 31, 2007 to December 31, 2009 was primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2009, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.
During 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that have led us to reconsider the accounting treatment that the Telefónica Group previously applied in the translation of the financial statements of our subsidiaries in that country, and the recoverability of our financial investments in there. Key among these factors are: the inflation index reached in 2009 and the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and the devaluation of the bolivar fuerte on January 8, 2010. Consequently, according to IFRS, the Venezuelan economy should be considered as hyperinflationary for 2009.
Revenues decreased 2.1% to €56,731 million in 2009 compared to €57,946 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, revenues would have increased 0.3% in 2009 compared to 2008.
By geographic area, Telefónica Latin America contributed the greatest percentage to our revenues in 2009, accounting for 40.5% of the total, which represents an increase of 2.2 percentage points from 2008. Telefónica Spain contributed 34.7% (36.0% in 2008) of our 2009 revenues and Telefónica Europe contributed 23.9% (24.7% in 2008).

Other income decreased to €1,645 million in 2009 compared to €1,865 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, other income would have decreased 9.7% in 2009 compared to 2008. Other income in 2009 included a €220 million gain on the sale of our stake in Medi Telecom. In 2008, other income included a €143 million gain on the sale of our stake in Sogecable.
Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization. Our total expenses decreased 3.0% to €35,773 million in 2009 compared to €36,892 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, total expenses would have decreased 0.4% in 2009 compared to 2008.
Supplies decreased 6.2% to €16,717 million in 2009 compared to €17,818 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, supplies would have decreased 3.1% from 2008 to 2009. This decrease is primarily due to lower interconnection costs associated with lower fixed-mobile traffic and the reduction of mobile termination rates.
Personnel expenses increased 0.2% to €6,775 million in 2009 compared to €6,762 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, personnel expenses would have increased 2.7% from 2008 to 2009. This increase was primarily due to increases in our work force and wages over the period. The average workforce during 2009 reached 255,151 employees, with a net increase of 3,376 employees compared to 2008, mainly due to the workforce increases within Atento. Excluding employees of Atento, our average number of employees in 2009 would have increased by 381 employees to 125,266 employees compared to 2008.
Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as certain types of taxes. Other expenses also include changes in operating allowances and other operating expenses. Other expenses decreased 0.2% to €12,281 million in 2009 from €12,312 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, other expenses would have increased 2.0% in 2009 compared to 2008. This increase was principally driven by higher customer care, network and IT expenses in Telefónica Latin America.
As a result of the foregoing, our operating income before depreciation and amortization (OIBDA) decreased 1.4% to €22,603 million in 2009 compared to €22,919 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, OIBDA would have increased 0.5% from 2008 to 2009.
Of our 2009 OIBDA, Telefónica Spain contributed 43.2% (44.9% in 2008), while Telefónica Latin America and Telefónica Europe contributed 40.5% (36.8% in 2008) and 17.3% (18.2% in 2008), respectively.
Our OIBDA margin increased to 39.8% in 2009 compared to 39.6% in 2008. For a reconciliation of OIBDA to operating income, see “—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization”.
Our depreciation and amortization decreased 1.0% to €8,956 million in 2009 compared to €9,046 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, depreciation and amortization would have increased 1.3% from 2008 to 2009, principally driven by Telefónica Latin America and Telefónica Europe depreciation and amortization increases. Telefónica Europe depreciation and amortization in 2009 includes the amortization of the purchase price allocation made following the acquisitions of the O2 Group (€635 million; €689 million in 2008) and Telefónica O2 Czech Republic (€89 million; €131 million in 2008).

As a result of the foregoing, our operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, operating income would have remained constant in 2009 compared to 2008.
Our share of profit (loss) of associates amounted to a gain of €47 million in 2009 compared to a loss of €161 million in 2008, primarily as a result of share of profits we recorded in respect to our interest in Portugal Telecom and lower share of loss we recorded in respect to our interest in Telco S.p.A.. In 2008, the loss in our share of profit (loss) of associates was primarily the result of the net adjustment Telco made to the valuation of its investment in Telecom Italia. To estimate the adjustment to be recorded by the Telefónica Group, we took the value of the estimated synergies that we expect to achieve by improving certain processes in our operations in Europe as a result of certain alliances reached with Telecom Italia. As a result of this revaluation, we recorded a loss of €209 million in 2008, which more than offset share of profits we recorded in respect of our interest in Portugal Telecom.
Net financial expense increased 18.2% to €3,307 million in 2009 compared to €2,797 million in 2008, leaving the average cost of debt of the Group in the 7.3%. The impact of Venezuela is of €630 million; if this effect is not taken into account the average cost is 5.9%, the financial cost is reduced 4.3% in respect of the previous year due to:
•	A decrease of the expenses in €298 million due to the interest rates drop during 2009 mainly in European currencies.
•	A decrease of 3.7% in the average debt, which has generated savings of €104 million.
•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower income by €85 million in comparison with the same period of the previous year as the positive 2008 results were not repeated.

•	Changes in the FX gains and losses up to December 2009 with respect to the same period in 2008 yield a higher cost of about €197 million.
Corporate income tax decreased to €2,450 million in 2009 compared to €3,089 million in 2008, implying an effective tax rate of 23.6%. We would highlight that in December 2007, the European Commission opened an investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group. In the case of the Telefónica Group, as a result of this uncertainty the Company deemed it necessary to recognize a liability in the consolidated financial statements until the proceedings were clarified as it had been applying a tax incentive. In December 2009, the European Commission released its decision regarding the investigation, deeming the deduction as state aid. This decision does not affect investments made before December 21, 2007, which is the case of the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, ESP and Telefonica O2 Czech Republic, a.s. As a result of this decision and considering the corporate structure of these investments, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability.

Our non-controlling interests amounted to a negative figure of €161 million in 2009 compared to a negative figure of €234 million in 2008, primarily as a result of lower profits at Telesp and Telefónica Chile (after the public offering dropped on the minority shareholders of it in 2008) and higher loss at Colombia Telecom, which we account for as non-controlling interests.
As a result of the above, our profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 compared to €7,592 million in 2008.
The following table shows our total accesses at the dates indicated. The classifications and explanatory notes below also apply, to the extent applicable, to the tables detailing our accesses by business area and country elsewhere in this section.

	At December 31,
	2007	2008 (1)	2009
	(in thousands)
Fixed telephony accesses (2)	43,433.6	42,930.8	40,606.0
Internet and data accesses	13,156.6	14,654.3	15,082.5
Narrowband accesses	2,678.7	1,997.2	1,427.5
Broadband accesses (3)	10,320.2	12,472.1	13,492.6
Other accesses (4)	157.7	185.0	162.4
Mobile accesses (5) (6)	167,781.1	195,818.6	202,332.5
Pay TV accesses	1,748.1	2,267.5	2,489.2

Final clients accesses	226,119.4	255,671.1	260,510.2

Unbundled local loop accesses	1,396.5	1,748.1	2,206.0
Shared UL accesses	776.4	602.3	447.7
Full UL accesses	620.1	1,145.8	1,758.3
Wholesale ADSL accesses (7)	571.7	534.7	463.4
Other accesses (8)	656.0	1,150.1	1,426.0

Wholesale accesses	2,624.2	3,433.0	4,095.3

Total accesses	228,743.6	259,104.1	264,605.5

(1)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(2)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use. It also includes VOIP and naked ADSL accesses.

(3)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL.

(4)	Includes remaining non-broadband final client circuits.

(5)	Includes accesses of Telemig since 2008. Medi Telecom accesses are excluded in 2009.

(6)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(7)	Includes unbundled lines by Telefónica O2 Germany.

(8)	Includes circuits for other operators.

SERVICES AND PRODUCTS
a)	Fixed business
The principal services we offer in our fixed businesses in Spain, Europe and Latin America are:
•
Traditional fixed telecommunication services. Our principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business-oriented value-added services; intelligent network services; leasing and sale of terminal equipment; and telephony information services.

•
Internet and broadband multimedia services. Our principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services. Telefónica Spain is also providing services based on Fiber to the Home (FTTH), including a new range of products and services named “FUTURA”. This line of products includes high speed Internet access (currently up to 30Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services such as Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•
Data and business-solutions services. Our data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators. Our wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework. It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

b)	Mobile business
We offer a wide variety of mobile and related services and products to personal and business customers. Although the services and products available vary from country to country, the following are our principal services and products:
•	Mobile voice services. Our principal service in all of our markets is mobile voice telephony.
•	Value added services. Customers in most of our markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.
•
Mobile data and Internet services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, our customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data services.

•	Wholesale services. We have signed network usage agreements with several MVNOs in different countries.
•	Corporate services. We provide business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing.
•	Roaming. We have roaming agreements that allow our customers to use their mobile handsets when they are outside of our service territories, including on an international basis.
•	Fixed wireless. We provide fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.
•	Trunking and paging. In Spain and Guatemala, we provide digital mobile services for closed user groups of clients and paging services.

REGULATORY ENVIRONMENT
The regulatory debate in the EU has focused on three issues that will go a long way to shaping the future regulatory framework and the development of the telecommunications market in Europe.
First is the completion of the review of the European regulatory framework governing electronic communications in effect since 2002 following the agreement between the European Parliament and Council, which gave rise to a new set of rules governing the sector across Europe once the new legislation is transposed into national law of the EU Member States. As a result of this review, a new European-wide communications body (“BEREC”) was established to strengthen co-operation among the national regulatory authorities of EU Member States.
Second is the major initiative being undertaken by the European Commission to encourage the rollout of broadband networks, which has led to the publication of new community guidelines aimed at clarifying the role of public administrations in this field. Also worth highlighting is the heated debate regarding community policy on next-generation rollouts, particularly fiber networks, which is expected to culminate in a recommendation by the European Commission in 2010.
Third are the various initiatives in the area of mobile communications regulation. On the one hand, the European Commission issued a new recommendation for national regulatory authorities of Member States aimed at reducing call termination rates in mobile and fixed networks in order to achieve greater symmetry between them. On the other, the review of the GSM Directive has led to the removal of the restriction on the exclusive use of the 900MHz bank for GSM services and the European Commission has issued a Decision on harmonized technical specifications for the use of other wireless technologies (3G and future 4G technologies) on the 900MHz and 1800MHz banks.
Meanwhile, in Spain, the Telecoms regulator, CMT (Comisión del Mercado de Telecomunicaciones) continued with the second round of analysis of relevant markets in accordance with the new definitions established by the European Commission in 2007. At the beginning of 2009, the CMT approved the resolution enacting the new regulation for direct and indirect access wholesale broadband services. Subsequently, in July, it approved the regulation of the wholesale circuit leasing market. In practical terms, this second round has spelled continuity in terms of existing regulation to date, punctuated by small steps in terms of deregulation, for example of the retail line leasing market (minimum set of leased lines), decided in July 2009.
As for price regulation, the CMT approved an average 25% reduction in the price of Telefónica’s regulated indirect or bitstream accesses and a 31.3% cut in the monthly wholesale shared loop price.
Among initiatives aimed at clarifying regulation of next-generation networks, the CMT approved a benchmark third-party access offering to Telefónica’s civil engineering infrastructure (ducts, posts, catch basins, etc.). In addition, Ministry for Industry held a public consultation on the potential appointment of other operators besides Telefónica as providers of certain services within the scope of the universal service and the possible extension of the regulatory perimeter of these services to broadband (speed of 1 MB/second).
The CMT also confirmed that Orange and Vodafone were liable for contributing to the cost incurred by Telefónica in providing universal service, which in 2006 amounted to 75.3 million euros. In addition, the CMT recognized that the net cost of the universal service in 2007 was 71.1 million euros.

Also worth highlighting is the approval in July 2009 of the regulation setting the new multi-year schedule for reducing mobile call termination rates by between 40% and 50% over the next three years. The new interconnection prices will remain in effect until April 2012, when the target prices of 0.04 euros/min for calls terminating on the networks of Telefónica Móviles, Vodafone and Orange and their respective mobile virtual network operators, and 0.0497 euros/min for Yoigo (Xfera) will have been achieved.
In the other European markets where Telefónica operates, especially Germany and the UK, discussions surrounding the procedures for awarding and sharing radioelectric spectrum have intensified. As regards this issue, we would underscore the proposed merger in Germany of Deutsche Telecom’s and France Télècom’s operations announced in September 2009, which is considerably shaping the mobile regulatory agenda in general and the procedure for the new spectrum auction in particular. Meanwhile, in 2009 other regulatory action was taken in the area of interconnection services, with specific decisions taken on the validity of the mobile termination prices applicable in Germany and the UK. In the UK, the regulator also initiated a consultation on potential alternatives to the existing interconnection models of mobile services. Meanwhile, progress was made on the various reviews of the necessary relevant markets to bring prevailing regulatory frameworks in line with the market’s development on various fronts; although none of the initiatives undertaken in 2008 had a material impact on the Group’s European operations.
In Latin America, a new Audiovisual Communication Services Law was enacted in Argentina, maintaining the limitations for telecommunications operators to be able to offer television services. Meanwhile, in August 2009, Telefónica and the Argentine government submitted a joint request for withdrawal to the ICSID arbitration court in an attempt to resolve the conflict arising from the Argentine government’s decision in 2002 to proceed with the pesification and the freezing of tariffs; the arbitration court accepted the request in September 2009. During the course of 2009, the national court for the defense of competition (Comisión Nacional de Defensa de la Competencia, “CNDC”) analyzed the impact on the Argentine market of the acquisition of a stake by Telefónica, S.A. in Telecom Italia S.p.A. As a result, the CNDC issued a resolution forcing Telecom Italia to sell all of its assets in Argentina.
In Brazil, as a result of the service quality issues surrounding the Telesp’s ADSL service, “Speedy”, at the end of June ANATEL decided to suspend the sale of broadband services until the agency could verify that the quality problems had been resolved and that a network improvement plan had been initiated. The suspension on the sale of Telesp’s broadband services was lifted in August, as Telesp carried out the network improvement plan presented. In addition, in March ANATEL released the outcome of a public consultation over the five-year review of the concession agreement, which included a new General Quality Target Plan (PGMQ) and a new General Universal Service Target Plan (PGMU). In addition, in the latter months of 2009 the Federal government began making progress on designing the National Broadband Plan aimed at boosting the penetration of broadband services in Brazil. The Plan is expected to take form in the early months of 2010. Finally, we would highlight the approval by ANATEL of Telefónica, S.A.’s purchase of a stake in Telecom Italia S.p.A.
In Chile, the tariff-setting procedures for establishing the access charges of Telefónica Móviles Chile (TMCH) and Telefónica CTC (TCH) for 2009-2014 was completed. For the first time, the court of the defense of free competition allowed Telefónica CTC to freely set its rates for local services, monthly charges and local prices per minute. In addition, an auction of 3G spectrum was held, in which Telefónica and the rest of the existing operators were not allowed to participate. This facilitated the arrival of new competitors to the Chilean wireless market, VTR and Nextel.

In Colombia, the new law regulating the information and communication technology (ICT) sector was enacted in July. The features of the law with the greatest impact on Telefónica are the requirement of all operators to contribute a percentage of their revenue to the Fund for Information and Communication Technologies (“ICT Fund”), the gradual elimination of the current system of subsidies and contribution in the fixed telephony market. In the wirelesswireless market, existing concession agreements will be respected until their expiration (March 2014), after which the provision of mobile services will fall within a general authorization scheme. Meanwhile, in March the Resolution on Relevant Markets was published. The main implications were the liberalization of the local retail rates of all operators and the consideration that Comcel has a dominant position in the wireless market, imposing certain obligations on retail tariff setting.
In Mexico, the Federal Telecommunications commission published the terms and conditions of the tender for frequencies on the 1.9 GHz and 1.7-2.1 GHz bands, establishing the calendar for the spectrum auction in the first quarter of 2010. These terms and condictions include a limit on spectrum per operator (spectrum cap) of 70 MHz across the 850MHz to 1.9 GHz bands, and of 80 MHz from those plus the 1.7-2.1 GHz band. Meanwhile, the Federal Competition Commission declared TELMEX a dominant operator in local wireline termination and origination, switch leasing and carrying.
In Peru, the Ministry of Communications granted the renewal of Telefónica del Perú, S.A.’s Concession Agreement for 2019-2023 (a total of four years and two months) and 2023-2027 (a total of four years and three months). In addition, OSIPTEL completed its review of interconnection charges on wireless networks, establishing a nearly 50% reduction in access charges and introduction interconnection by capacity, which will come into force as of April 1, 2010. This issue is currently the subject of an arbitration proceeding initiated by Telefónica del Perú, S.A. Finally, in the wireless business, number portability entered into force on January 1, 2010.

SHARE PRICE PERFORMANCE
In 2009, Telefónica’s share price resumed the bullish trend of 2003-2007, ending the year up 23.2% at 19.52 euros per share. This solid performance, underpinned by the overall recovery of equity markets in the year, solidifies the Company’s unique profile, as it outperformed both its European benchmark, the DJ Stoxx Telecommunications index, which rose 11.2%, and the broader EStoxx-50 index, which gained 21.3%.
Telefónica’s outperformance of its European peers Vodafone (+3.2%), BT (+1.5%), Deutsche Telekom (-4.3%), Telecom Italia S.p.A. (-5.4%) and France Telecom (-12.2%) reflects the advantages afforded by its highly diversified geographical and business mixes, its proven record in delivering amid ever-changing environments, its cash generative ability and its focus on shareholders. This focus on shareholders is clearly reflected in the operator’s commitment to increasing shareholder returns via dividends. After announcing a 15% increase in the annual dividend to 1.15 euros per share in February 2009, Telefónica announced a 21.7% increase in the 2010 dividend at the Investor Conference held in October 2009 to 1.40 euros per share, along with a medium-term target of paying out a dividend of least 1.75 euros per share in 2012.
This takes the total return for Telefónica shares in 2009 to 29.5% including the dividends paid in 2009 (0.5 euros per share on May 12, and 0.5 euros per share on November 11, 2009).
This performance made Telefónica the world’s third largest telecommunications company by market cap and one of the 50 largest companies in the world of any kind. Telefónica’s market cap at year-end 2009 stood at 89,089 million euros.

INFORMATION BY BUSINESS LINE
Telefónica Spain Operations
Telefónica Spain’s total accesses decreased 1.2% to 46.8 million accesses at December 31, 2009 from 47.3 million accesses at December 31, 2008. Total accesses at December 31, 2009 included 23.5 million mobile accesses, 14.2 million fixed telephony accesses, 5.7 million Internet and data accesses and 0.7 million pay TV accesses. Additionally, it included 2.2 million unbundled local loop accesses and 0.4 million of wholesale ADSL accesses.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Spain:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	15,918.8	15,326.3	14,200.1
Internet and data accesses	5,321.8	5,670.0	5,722.5
Narrowband accesses	660.8	388.0	219.5
Broadband accesses	4,614.0	5,246.4	5,476.8
Other accesses	47.0	35.6	26.2
Mobile accesses	22,826.6	23,604.8	23,538.6
Pre-pay accesses	9,181.8	9,037.0	8,204.5
Pay TV accesses	511.1	612.5	703.0

Final clients accesses	44,578.2	45,213.6	44,164.2

Wholesale accesses	1,855.5	2,136.1	2,614.0

Total accesses	46,433.6	47,349.7	46,778.2

Telefónica Spain’s revenues decreased 5.4% to €19,703 million in 2009 from €20,838 million in 2008.
Revenues from Telefónica Spain’s fixed business decreased 3.3% to €12,167 million in 2009 from €12,581 million in 2008 principally due to the decrease in the revenues of traditional voice service and accesses.
•
Revenues from traditional accesses include all revenues from our customers for rental and connection to public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services, PUT, additional recharges and advertising in telephone booths. Revenues from traditional accesses decreased 5.2% to €2,792 million in 2009 compared to €2,944 million in 2008, as a result of the reduction in the number of accesses which was partially offset by revenues derived from recognizing receipt of the universal service.

•
Revenues from traditional voice services decreased 10.2% to €3,983 million in 2009 compared to €4,436 million in 2008. This evolution is mainly affected by lower fixed-to-mobile traffic, the decrease of international traffic and the increasing importance of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services decreased 1.9% to €2,960 million in 2009 compared to €3,017 million in 2008. Retail broadband service revenues decreased 1.7% in 2009 compared to 2008, due to the lower accesses growth and the ARPU reduction. Wholesale broadband service revenues increased 3.3% in 2009 compared to 2008 reflecting the customer base for unbundled local loop growth in 2009.

•
Revenues from data services grew 8.7% to €1,294 million in 2009 from €1,190 million in 2008, driven by increased revenues from leased circuits to mobile operators, mainly Telefónica Móviles España, as a result of the rapid growth in mobile broadband.

•	Revenues from information technology services grew 14.7% to €508 million in 2009 from €443 million in 2008.
Revenues from Telefónica Spain’s mobile business decreased 7.4% to €8,965 million in 2009 from €9,684 million in 2008, due to lower consumption by customers. Customer revenues decreased 5.4% to €6,571 million in 2009 from €6,943 million in 2008 due to lower usage patterns. Interconnection revenues decreased 19.5% to €1,001 million in 2009 from €1,243 million in 2008, due primarily to regulated interconnection price cuts. Roaming-in revenues fell 22.8% to €153 million in 2009 from €198 million in 2008 due to the downward trend in roaming consumption and wholesale prices. Revenues from handset sales decreased 7.3% to €1,137 million from €1,227 million in 2008.
Regarding expenses, Telefónica Spain’s total expenses decreased 4.2% to €10,443 million in 2009 from €10,901 million in 2008 principally due to lower supplies expenses, as described below.
•	Supplies decreased 6.7% to €4,293 million in 2009 from €4,604 million in 2008, mainly due to lower interconnection expenses.
•
Personnel expenses decreased 3.0% to €2,305 million in 2009 from €2,375 million in 2008, principally due to the revision of the estimates of redundancy program provision accounts made in previous years, which resulted in lower expenses of €90 million.

•
Other expenses decreased 2.0% to €3,845 million in 2009 from €3,922 million in 2008, principally due to 3.4% decrease in external expenses to €3,102 million in 2009 from €3,212 million in 2008, as a result of containment in commercial expenses. This decrease was partially offset by an increase in other expenses in 2009 due to expenses related to the universal service.

In the fixed business, total expenses decreased 3.4% to €6,567 million in 2009 from €6,799 million in 2008 principally due to lower expenses across categories, as described below.
•
Supplies decreased 6.0% to €2,786 million in 2009 from €2,962 million in 2008 mainly due to lower interconnection expenses according to a lower fixed to mobile traffic usage and to a reduction in mobile termination rates.

•
Personnel expenses decreased 0.9% to €2,052 million in 2009 from €2,071 million in 2008, mainly due to the revision of redundancy program provision accounts made in previous years, which resulted in lower expenses of €58 million. The average number of employees for the fixed business in 2009 was 31,111, a 0.4% reduction in comparison with the average number of employees in 2008.

•
Other expenses decreased 2.1% to €1,729 million in 2009 from €1,766 million in 2008, principally due to a 2.7% decrease in external expenses to €1,300 million in 2009 from €1,336 million in 2008. This decrease was partially offset by an increase in expenses related to the universal service.

Telefónica Spain’s total expenses related to its mobile business decreased 4.0% to €5,281 million in 2009 from €5,502 million in 2008 principally due to lower supplies expenses, as described below.
•
Supplies decreased 8.9% to €2,430 million in 2009 from €2,667 million in 2008 due to decreases in interconnection and roaming expenses as result of lower traffic usage and to a reduction in mobile termination rates.

•
Personnel expenses decreased 16.3% to €250 million in 2009 from €299 million in 2008, mainly due to the revision of redundancy program provision accounts made in previous years, which resulted in lower expenses of €32 million. The number of employees for the mobile business in the end of 2009 was 4,199, a 6.0% reduction in comparison with the average number of employees in 2008.

•	Other expenses increased 2.5% to €2,601 million in 2009 from €2,537 million in 2008 mainly due to higher customer management expenses and expenses related to the universal service in 2009.
As a result of the foregoing, Telefónica Spain’s OIBDA decreased 5.1% to €9,757 million in 2009 from €10,285 million in 2008. Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 49.5% in 2009 compared to 49.4% in 2008.
Regarding depreciation and amortization, Telefónica Spain’s depreciation and amortization decreased 4.5% to €2,140 million in 2009 from €2,239 million in 2008, principally due to variation of the useful life of assets subject to depreciation in 2009 compared to 2008.
As a result of the foregoing, Telefónica Spain’s operating income decreased 5.3% to €7,617 million in 2009 from €8,046 million in 2008.
Telefónica Spain — Fixed business
Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España.
The following table presents, at the dates indicated, selected statistical data relating to the operations of Telefónica de España:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses (1)	15,918.8	15,326.3	14,200.1
Internet and data accesses	5,321.8	5,670.0	5,722.5
Narrowband accesses	660.8	388.0	219.5
Broadband accesses	4,614.0	5,246.4	5,476.8
Other accesses	47.0	35.6	26.2
Pay TV accesses	511.1	612.5	703.0

Final clients accesses	21,751.6	21,608.8	20,625.6

Wholesale line rental accesses	—	9.5	97.4
Unbundled local loop accesses	1,353.9	1,698.0	2,153.8
Shared UL accesses	776.4	602.3	447.7
Full UL accesses	577.6	1,095.7	1,706.1
Wholesale ADSL accesses	495.5	423.8	359.0
Other accesses	6.0	4.7	3.7

Wholesale accesses	1,855.5	2,136.1	2,614.0

Total accesses	23,607.1	23,744.8	23,239.6

(1)	It includes naked ADSL and VOIP accesses.

In 2009, the Spanish market of fixed telephony accesses was affected by an unfavorable economic environment and showed an estimated decrease of 0.8% year-on-year based in number of accesses. During the same period, Telefónica Spain’s fixed telephony accesses decreased by 7.3% to 14.2 million accesses at December 31, 2009, from 15.3 million accesses at December 31, 2008. Telefónica Spain had net fixed telephony accesses losses of 1.1 million in 2009, higher than the 0.6 million net fixed telephony accesses losses recorded in 2008.
Estimated net adds in the total Spanish broadband market decreased 47.9% to 0.6 million accesses in 2009 from 1.1 million in 2008. The total estimated Spanish broadband access market was 9.9 million accesses at December 31, 2009. Telefónica Spain’s broadband accesses increased 4.4% to 5.5 million accesses at December 31, 2009 from 5.2 million accesses at December 31, 2008.
The estimated market share of unbundled local loops in the broadband access market in Spain increased to 21.1% at December 31, 2009 from almost 18.3% at December 31, 2008. Unbundled local loops at December 31, 2009 amounted to 2.2 million accesses, of which nearly 21% were shared access loops.
Telefónica Spain’s total wholesale ADSL accesses were 0.4 million accesses at December 31, 2009 a decreased of 15.3% compared to the accesses at December 31, 2008, mainly because of the migration to unbundled local loops.
In 2009, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base of 0.7 million accesses at December 31, 2009 from 0.6 million accesses at December 31, 2008.
Since 2005 Telefónica Spain has bundled ADSL products with other products in Duo bundles, which include voice services, and Trio bundles, which include voice and IPTV services. The total number of Duo and Trio bundles increased by 7.2% to 4.9 million units at December 31, 2009 from 4.5 million units at December 31, 2008. At December 31, 2009, 88% of Telefónica Spain’s broadband accesses were included in Duo or Trio bundles compared to 85% at December 31, 2008.
Regarding marketing, one of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services. We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment.
In 2009 we marketed new products and promotions to strengthen our position in the market for fixed-mobile convergence, both for residential and business customers.
In 2009 we were also very active in capturing new fixed telephony customers (which, in many cases, included broadband customers as well) through “free-connection fee” campaigns. These campaigns stimulated new adds. At the same time, we improved the value of fixed lines creating for example Línea 3, a new product that offers our costumers free national calls to their three most called numbers.
During 2009 Telefónica Spain continued marketing bundled ADSL products, which included voice and IPTV services, and Quadruple bundles, which include fixed telephony, mobile telephony, broadband access and IPTV services, some of these new bundles include:
•	Banda ancha total: bundle of fixed and mobile broadband; and
•	ADSL + voz móvil: bundle of fixed broadband and free mobile traffic during the weekends.

In September 2009, the CMT modified the regulatory framework for retail offers allowing Telefónica Spain to carry out promotions to its clients under certain conditions and simplifying the replicability analysis of the quadruple play.
In October 2009 Telefónica Spain launched ADSL Libre, a new product that allows customers to subscribe for a broadband connection without the monthly fixed line fee (Naked ADSL).
ADSL commercial campaigns carried out to capture new broadband customers were very intense during 2009. In particular, the Semana Loca campaigns introduced new promotions with more attractive prices that allowed Telefónica Spain to defend its market share.
In the business segment, we continued to promote our Puesto de Trabajo services, which is a package of services designed to meet the voice, data and IT needs for small- and medium-sized businesses.
The customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:
•	a 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;
•
Telefónica stores (Tiendas Telefónica) where customers can test and buy the products we market, including the opening in 2008 of our flagship store at the historic Telefónica headquarters building on the Gran Vía (Madrid), which is the largest telecommunications store in Spain;

•	the Telefónica On Line Store, accessible by Internet (www.telefonica.es), which offers customers the ability to order and purchase online the majority of services and products we offer; and
•	a customer service system for corporate customers, with a dedicated sales force.
Regarding competition, Telefónica Spain’s main competitors in the fixed telephony market fall within three main categories:
•	cable operators, such as Spanish nationwide cable operator ONO, which offers triple play, and regional cable operators (Euskaltel, Telecable and Grupo R);
•	ULL operators, such as Orange, Jazztel and Vodafone; and
•	large-business oriented operators, such as British Telecom and Colt, which offer voice and data Virtual Private Networks (VPNs).
Telefónica Spain’s estimated market share at December 31, 2009 was as follows:
•	fixed telephony accesses market share amounted to approximately 72% of retail accesses (down from approximately 77% at December 31, 2008),
•	broadband market share amounted to approximately 56% of retail accesses (down from approximately 57% at December 31, 2008); and
•	pay TV market share amounted to approximately 17% of the market in terms of accesses (up from approximately 14% at December 31, 2008).
In November 2008, the CMT approved “Wholesale Access for Telephone Lines”, or AMLT, a new product that allows operators to resell telephone lines to their final customers. During 2009 this product has shown a very slow growth.

Regarding network and technology, Telefónica Spain has made significant investments to develop its broadband access business through ADSL/VDSL technology, as well as in capacity and security of its aggregation, transport and data network.
Telefónica Spain — Mobile business (Spain)
Telefónica Spain provides mobile services in Spain through the operator Telefónica Móviles España S.A.U..
The Spanish mobile market exceeded 55.4 million accesses at September 30, 2009, which represented a penetration rate of 121%, an increase of more than 5 percentage points from December 31, 2008. The Spanish mobile market showed growth as a result of data services development based in the transmission.
The following table presents, at the dates or for the periods indicated, selected statistical data relating to Telefónica Spain’s mobile business.

	At or for the year ended December 31,
	2007	2008	2009
Total mobile accesses (in thousands)	22,826.6	23,604.8	23,538.6

Pre-pay accesses (in thousands)	9,181.8	9,037.0	8,204.5

MOU (minutes)	161	156	n.a.
Traffic (million of minutes)	n.a.	43,568	42,039
ARPU (in euros)	32.3	30.4	27.5
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.
In order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes).
Our mobile customer base in Spain, measured in terms of accesses, stood at 23.5 million accesses at December 31, 2009, a decrease of 0.3% from 23.6 million at December 31, 2008. This evolution was primarily driven by a 9.2% decrease in accesses in the prepaid segment. We must take into account that in December we proceeded to disconnect 715 thousand prepaid accesses from the customer base as a consequence of lower activity level, without an impact in the economic result.
In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, Telefónica Móviles España’s main commercial objective was to maintain its market leadership in revenue share, based on its competitive tariff scheme, strong focus on high value customers and effective marketing and advertising strategies. Telefónica Spain’s mobile business achieved negative net adds of 66 thousands accesses in 2009, compared to positive net adds of 0.8 million accesses in 2008, with a noteworthy number of net accesses gains in the contract segment, 0.8 million accesses in 2009, down from 0.9 million in 2008.
In terms of portability, which is customers transferring their number to Telefónica Móviles España from a competitor, Telefónica Móviles España’s total net adds was a negative figure of 0.2 million lines in 2009. However, by continuing to focus on the higher value customer segments, net portability adds of contract lines was a positive figure of 8.1 thousand lines in 2009.
At December 31, 2009, approximately 65% of our mobile accesses in Spain were contract, which represents an increase of 3.4 percentage points from December 31, 2008.

ARPU for Telefónica Spain’s mobile business decreased 9.7% to €27.5 in 2009 from €30.4 in 2008. The decrease was driven by a decrease in voice ARPU of 12.4% to €22.1 in 2009 from €25.2 in 2008 as a result of increased competition, interconnection price cuts, roaming-out regulation and less usage. Outgoing voice ARPU also decreased 10.3% to €19.0 in 2009 from €21.2 in 2008. These decreases were partially offset by an increase in data ARPU of 3.0% to €5.4 in 2009 from €5.2 in 2008, with outgoing data ARPU growing 3.4% to €4.8 in 2009 from €4.7 in 2008.
Traffic carried in 2009 decreased 3.5% to 42,039 million minutes compared to 43,568 million minutes in 2008 mainly due to a lower voice usage.
At December 31, 2009, Telefónica Spain’s customers held more than 8.9 million UMTS/HSDPA handsets, representing a penetration of 40% of our accesses base, an increase of 12 percentage points from December 31, 2008.
Regarding marketing, Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:
•	in-depth market segmentation, with a focus on customer value;
•	programs to promote customer loyalty; and
•	pricing policies to stimulate usage, including launching segmented packages and innovative tariff options.
Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has been to generate increased brand awareness and customer satisfaction to achieve customer growth and increased revenues. Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior billboards, telemarketing, direct mail and Internet advertising. Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.
During 2009 Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates for browsing the web by a handset or small screen (contents, music, television,etc) as well as browsing the web by a laptops or big screen, developing new concepts and campaigns “try and buy”. In addition, Telefónica Spain offers access mobile broadband services with HSPA technology. These favorable data rates and mobile broadband capable devices have been bundled by Telefónica Spain in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain. In order to help achieve this goal:
•	In June 2009, Telefónica launched mobile broadband services for prepaid customers.
•
In September 2009, Telefónica launched “mstore” with a catalogue of more than 1,000 mobile telephony applications and services, available to all Movistar customers, and ready to download to mobile phones and computers.

•	Also, in November 2009, Telefónica launched HSPA+ services and tariffs which allow downloading at peak speeds of 21Mbs.
Regarding competition, Telefónica Spain’s main competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 43% at September 30, 2009 (down from approximately 44% at December 31, 2008).
Regarding network and technology, Telefónica Spain’s digital network in Spain is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica Spain’s international roaming agreements, enable its mobile customers to make and receive calls in more than 200 countries worldwide. Telefónica Spain’s GSM/UMTS based network provides its customers with access to many of the most advanced mobile handsets and a full range of services and products
In 2009, Telefónica Spain invested in building out and enhancing its networks in Spain and developing its technological platforms and information systems. At December 31, 2009, Telefónica Spain’s GSM/GPRS digital network in Spain, which consisted of approximately 22,293 base stations of 2G. In 2009, Telefónica Spain accelerated the expansion of its UMTS network with 1,547 new base stations with a total of more than 10,820 UMTS base stations installed at the end of the year.

INFORMATION BY BUSINESS LINE
Telefónica Latin America
Telefónica Latin America provides fixed and mobile telephony, Internet and data services and pay TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services (TIWS), the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Latin America.

	At December 31,
	2007 (1)	2008 (1)(2)	2009
	(in thousands)
Fixed telephony accesses	25,381.0	25,644.5	24,578.3
Internet and data accesses	6,954.8	7,629.8	7,605.2
Narrowband accesses	1,815.6	1,445.8	1,070.6
Broadband accesses	5,035.9	6,067.0	6,426.8
Other accesses	103.4	117.0	107.8
Mobile accesses (3)	100,542.2	123,385.2	134,698.9
Pay TV accesses	1,163.8	1,540.5	1,648.6

Final clients accesses	134,041.8	158,200.1	168,531.1

Wholesale accesses	62.6	59.0	56.1

Total accesses	134,104.4	158,259.0	168,587.2

(1)
At January 1, 2007, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed telephony accesses.

(2)	At January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(3)	Includes accesses of Telemig from April 2008.
Telefónica Latin America’s total accesses increased 6.5% to 168.6 million accesses at December 31, 2009 from 158.3 million accesses at December 31, 2008. Total accesses at December 31, 2009 include 134.7 million mobile accesses, 24.6 million fixed telephony accesses, 7.6 million Internet and data accesses and 1.6 million pay TV accesses. Additionally, it includes 56 thousand wholesale accesses.

The following table sets forth certain information at December 31, 2009 regarding the principal Latin American operating companies of Telefónica Latin America.

Country	Company	Population		Interest
		(in millions)		(%)

Brazil	Telecomunicações de São Paulo, S.A.—Telesp	41.26	(*)	87.95

	Brasilcel, N.V.(1)	192.3		50.00

Mexico	Telefónica Móviles México, S.A. de C.V.	110.6		100.00

Panama	Telefónica Móviles Panamá, S.A.	3.5		100.00

Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.5		100.00

Guatemala	Telefónica Móviles Guatemala, S.A.	13.7		99.98

El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	5.9		99.08

Venezuela	Telcel, S.A.	28.4		100.00

Colombia	Colombia Telecomunicaciones, S.A. ESP.	45.2		52.03

	Telefónica Móviles Colombia, S.A.			100.00

Peru	Telefónica del Perú, S.A.A.	28.2		98.34

	Telefónica Móviles Perú, S.A.C.			100.00

Ecuador	Otecel, S.A.	14.1		100.00

Argentina	Telefónica de Argentina, S.A.	40.1		100.00

	Telefónica Móviles Argentina S.A.			100.00

Chile	Telefónica Chile, S.A.	16.7		97.89

	Telefónica Móviles Chile, S.A.			100.00

Uruguay	Telefónica Móviles Uruguay, S.A.	3.4		100.00

(*)	Concession area only.

(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel is the holding company which controls the mobile operating company Vivo, S.A. or Vivo.
Revenues at Telefónica Latin America increased 3.7% to €22,983 million in 2009 from €22,174 million in 2008 (an increase of 5.6% on a constant euro basis and excluding Venezuela as a hyperinflationary economy). On a constant euro basis and excluding Venezuela as a hyperinflationary economy, the countries contributing most to this revenue growth were Venezuela (2.5 percentage points), Argentina (1.7 percentage points) and Mexico (0.7 percentage points).

In 2009, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (36.4%) followed by Venezuela (16.4%) and Argentina (11.4%).
•
Telefónica Latin America revenues from Brazil decreased to €8,376 million in 2009 from €8,606 million in 2008 (an increase of 0.9% in local currency), due to mobile businesses and broadband and pay TV business growth. With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €3,036 million in 2009 from €2,932 million in 2008 (an increase of 7.4% in local currency), driven by growth in the customer base, increasing outgoing revenues focused on on-net tariffs, and data business. With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues decreased to €5,766 million in 2009 from €6,085 million in 2008 (a decrease of 1.8% in local currency). This decrease was due to lower traditional business revenues that were not offset by the growth of new services. Broadband, pay TV and data/IT services revenues increased as a percentage of total revenues (19.2% in 2009 compared to 16.3% in 2008). Traditional fixed line revenues decreased (5.9% in local currency), mainly driven by lower local and long distance traffic that was not compensated by higher interconnection traffic revenues coming primarily from mobile networks. Telesp’s performance was conditioned by the decision of Anatel, the Brazilian regulator, which suspended the commercialization of Speedy, Telesp’s broadband service, from June 22nd, 2009 to Augusts 27th, 2009 as a result of quality problems.

•
Telefónica Latin America’s revenues from Venezuela increased to €3,773 million in 2009 from €2,769 million in 2008 (an increase of 20.4% in local currency and excluding Venezuela as a hyperinflationary economy), primarily driven by higher growth in service revenues in 2009 (an increase of 24.2% in local currency and excluding Venezuela as a hyperinflationary economy). This growth in local currency was due mainly to an integrated telecommunication offer (mobile, fixed, pay TV and broadband) and tariff increases.

•
Telefónica Latin America revenues from Argentina increased to €2,609 million in 2009 from €2,527 million in 2008 (an increase of 15.3% in local currency) with both fixed and mobile business contributing. Of this, Telefónica Móviles Argentina’s revenues increased to €1,643 million in 2009 from €1,585 million in 2008 (an increase of 15.8% in local currency). This increase was primarily driven by an increase of 5.7% in service revenues in 2009 (an increase of 18.1% in local currency). This growth in local currency was mainly due to data revenue growth and tariff increases. Revenues in the fixed line business increased to €1,047 million in 2009 from €1,027 million in 2008 (an increase of 13.9% in local currency), with the traditional fixed line business contributing 3.9 percentage points to this growth, the Internet business contributing 6.7 percentage points and data and IT businesses contributing 2.8 percentage points.

•
Telefónica Latin America’s revenues from Chile decreased to €1,831 million in 2009 from €1,936 million in 2008 (a decrease of 3.3% in local currency) as a result of the reduction of tariffs as a consequence of the regulatory decree within interconnection rates, which became into effect at January 23, 2009 for mobile termination (an average tariff decrease of 44.6%), while on May 7 the decree governing wireline accesses/operator charges was also enacted. This entailed an additional reduction in wireline termination rates. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues decreased to €1,010 million in 2009 from €1,051 million in 2008 (a decrease of 1.8% in local currency) largely due to tariff decree established from January 23, 2009. Service revenues decreased 5.3% in 2009 (a decrease of 3.2% in local currency), because of the tariff decree. With respect to Telefónica Chile, Telefónica Latin America’s fixed line business in Chile, revenues in 2009 decreased to €893 million in 2009 from €974 million in 2008 (a decrease of 6.3% in local currency). Broadband, pay TV, data and IT businesses growth did not offset the decrease in revenues from the traditional fixed telephony business.

•
Telefónica Latin America’s revenues from Mexico decreased to €1,552 million in 2009 from €1,631 million in 2008 (an increase of 10.0% in local currency). This growth in local currency was underpinned by service revenues growth of 17.8% in 2009 as a result of the customer base increase and new tariff plans. This increase in local currency was greater than the 14.7% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Peru increased to €1,716 million in 2009 from €1,627 million in 2008 (an increase of 3.0% in local currency). Revenue growth was primarily driven by outgoing revenues in the pre-pay segment of the mobile business and broadband services and pay TV and IT services in the fixed line business. With respect to Telefónica Móviles Perú, Telefónica Latin America’s mobile business in Peru, revenues increased to €840 million in 2009 from €773 million in 2008 (an increase of 6.1% in local currency), driven primarily by revenue growth in the pre-pay segment as a result of the increase of accesses and higher consumption. Service revenues increased 5.4% in 2009 (an increase of 3.0% in local currency). With respect to Telefónica del Perú, Telefónica Latin America’s fixed line business in Peru, revenues increased to €1,006 million in 2009 from €977 million in 2008 (an increase of 0.6% in local currency). This increase was primarily due to broadband and pay TV businesses revenues growth (6.2% and 9.2% in local currency, respectively). Also revenues of public telephony business increased by 2.3% in local currency in 2009 principally due to an increase in usage caused by tariff reductions, especially to fixed phones.

•
Telefónica Latin America’s revenues from Colombia decreased to €1,269 million in 2009 from €1,490 million in 2008 (a decrease of 11.6% in local currency). This evolution is the consequence of a highly competitive environment both in mobile and fixed telephony. With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues decreased to €685 million in 2009 from €815 million in 2008 (a decrease of 12.7% in local currency), losing 1.0 million mobile accesses. Service revenues decreased 13.6% in 2009 (a decrease of 10.3% in local currency). With respect to Colombia Telecomunicaciones, Telefónica Latin America’s fixed line telephony business in Colombia, revenues decreased to €615 million in 2009 from €710 million in 2008 (a decrease of 10.0% in local currency) primarily due to the lower revenues from traditional fixed telephony services as of result of lower accesses and a decrease in traffic, not compensated by the increased broadband and pay TV revenues.

•
Telefónica Latin America’s revenues from Central America decreased to €565 million in 2009 from €568 million in 2008, (a decrease of 2.5% in constant euro terms). This decrease in constant euro terms was mainly due to a highly competitive environment. Service revenues decrease 1.4% in constant euro terms in 2009 compared to 2008.

•
Telefónica Latin America’s revenues from Ecuador increased to €337 million in 2009 from €318 million in 2008 (an increase of 0.6% in local currency). Service revenues increased 14.2% in 2009 (an increase of 9.5% in local currency).

Regarding expenses, Telefónica Latin America’s total expenses increased 1.0% in 2009 to €14,486 million from €14,338 million in 2008 (an increase of 3.1% on a constant euro basis and excluding Venezuela as a hyperinflationary economy).
•
Supplies decreased 2.9% to €6,188 million in 2009 from €6,371 million in 2008 (a decrease of 1.4% on a constant euro basis and excluding Venezuela as a hyperinflationary economy), mainly due to a decrease in Chile, Mexico and Colombia, who compensated the increase in Venezuela, as described below.

Supplies for Telefónica Latin America in Brazil decreased to €2,440 million in 2009 from €2,479 in 2008 (an increase of 2.0% in local currency), principally due to higher interconnection costs.
Supplies for Telefónica Latin America in Venezuela increased to €978 million in 2009 from €770 million in 2008 (an increase of 6.6% in local currency and excluding Venezuela as a hyperinflationary economy), principally due to higher content providers and value added services such as RIM Licences, TV Licences and mobile SMS premium applications affected by higher exchange rate.
Supplies for Telefónica Latin America in Argentina decreased to €613 million in 2009 from €650 million in 2008 (an increase of 5.3% in local currency). This increase in local currency was principally due to higher interconnection costs at fixed line business, as a result of higher traffic and capacity needs, and equipment costs at mobile business.

Supplies for Telefónica Latin America in Chile decreased to €416 million in 2009 from €503 million in 2008 (a decrease of 15.5% in local currency), principally due to lower mobile interconnection cost caused by the tariff decree.
Supplies for Telefónica Latin America in Mexico decreased to €584 million in 2009 from €716 million in 2008 (a decrease of 5.8% in local currency). This decrease in local currency was primarily driven by lower equipment cost as a consequence of a lower commercial activity.
Supplies for Telefónica Latin America in Peru increased to €414 million in 2009 from €413 million in 2008 (a decrease of 2.0% in local currency). This decrease in local currency was primarily driven by a reduction in equipment costs in the mobile business as a consequence of a lower commercial activity.
Supplies for Telefónica Latin America in Colombia decreased to €298 million in 2009 from €394 million in 2008 (a decrease of 21.4% in local currency), principally due to, in the mobile business, a lower equipment cost as a consequence of a lower commercial activity, and a lower interconnection costs in both fixed and mobile businesses.
Supplies for Telefónica Latin America in Central America reached €178 million in 2009.
Supplies for Telefónica Latin America in Ecuador decreased to €101 million in 2009 from €112 million in 2008 (a decrease of 14.6% in local currency), due to lower equipment cost as a consequence of a lower commercial activity and to lower interconnection costs.
•
Personnel expenses for Telefónica Latin America increased 3.1% to €1,789 million in 2009 from €1,735 million in 2008, (an increase of 5.8% on a constant euro basis and excluding Venezuela as a hyperinflationary economy), principally due to the increase in Venezuela and Argentina by the effect of higher inflation on wages as described below.

Personnel expenses for Telefónica Latin America in Brazil decreased to €439 million in 2009 from €513 million in 2008 (a decrease of 11.3% in local currency), primarily as a result of a decrease in the fixed line business average number of employees, after 2008 restructuring program, and the revision of contingencies related to employees.
Personnel expenses for Telefónica Latin America in Venezuela increased to €203 million in 2009 from €131 million in 2008 (an increase of 36.8% in local currency and excluding Venezuela as a hyperinflationary economy). This increase in local currency was principally due to the effects of higher inflation on wages.
Personnel expenses for Telefónica Latin America in Argentina increased to €321 million in 2009 from €303 million in 2008 (an increase of 18.4% in local currency). This increase in local currency was principally due to the effects of higher inflation on wages.
Personnel expenses for Telefónica Latin America in Chile stood at €182 million in 2009 from €182 million in 2008 (an increase of 1.8% in local currency). This evolution in local currency was primarily driven by the increase of compensation expenses due to the integration of fixed-mobile structures.

Personnel expenses for Telefónica Latin America in Mexico decreased to €82 million in 2009 from €96 million in 2008 (a decrease of 1.3% in local currency) principally due to a lower average number of employees and wages containment.
Personnel expenses for Telefónica Latin America in Peru increased to €171 million in 2009 from €159 million in 2008 (an increase of 4.9% in local currency), mainly due to the increase in the variable remuneration associated with both, fixed and mobile businesses financial performance.
Personnel expenses for Telefónica Latin America in Colombia decreased to €115 million in 2009 from €122 million in 2008 (a decreased of 1.5% in local currency), primarily driven by a lower average number of employees at the fixed line business.
Personnel expenses for Telefónica Latin America in Central America reached €41 million in 2009.
Personnel expenses for Telefónica Latin America in Ecuador increased to €30 million in 2009 from €26 million in 2008 (an increase of 8.7% in local currency), principally due to an increase in the average number of employees.
•
Other expenses for Telefónica Latin America increased 4.4% to €6,508 million in 2009 from €6,232 million in 2008 (an increase of 6.9% on a constant euro basis and excluding Venezuela as a hyperinflationary economy), mainly due to Venezuela and to a lesser extend to Brazil, as described below.

Other expenses for Telefónica Latin America in Brazil increased to €2,628 million in 2009 from €2,543 million in 2008 (an increase of 7.1% in local currency). This increase in local currency was primarily driven by higher sales and commissions in the mobile business due to commercial activity and higher FISTEL (a regulatory tax linked to net adds of customers) costs due to customer base growth in Vivo. Other expenses also increased in the fixed line business mainly due to higher call center and maintenance expenses, primarily as a result of the action plan put in place in the second semester of the year to deal with network quality problems.
Other expenses for Telefónica Latin America in Venezuela increased to €787 million in 2009 from €553 million in 2008 (an increase of 23.8% in local currency and excluding Venezuela as a hyperinflationary economy), driven primarily by increased network expenses and higher operational taxes.
Other expenses for Telefónica Latin America in Argentina increased to €715 million in 2009 from €678 million in 2008 (an increase of 17.9% in local currency), principally as a result of higher inflation affecting external services.
Other expenses for Telefónica Latin America in Chile decreased to €516 million in 2009 from €556 million in 2008 (a decrease of 5.2% in local currency). This decrease in local currency was principally due to costs containment, particularly network maintenance, and lower commissions.
Other expenses for Telefónica Latin America in Mexico decreased to €381 million in 2009 from €430 in 2008 (an increase of 2.4% in local currency). This increase in local currency was principally due to higher commissions and customer services costs.
Other expenses for Telefónica Latin America in Peru decreased to €459 million in 2009 from €467 million in 2008 (a decrease of 4.1% in local currency). This decrease in local currency was principally due to costs containment.

Other expenses for Telefónica Latin America in Colombia increased to €531 million in 2009 from €515 million in 2008 (an increase of 7.1% in local currency), principally due to higher bad debt provisions in both mobile and fixed businesses.
Other expenses for Telefónica Latin America in Central America reached €126 million in 2009.
Other expenses for Telefónica Latin America in Ecuador increased to €114 million in 2009 from €93 million in 2008 (an increase of 17.1% in local currency), principally due to higher commission costs driven by the increase of top ups.
As a result of the foregoing, Telefónica Latin America’s OIBDA, increased 8.3% to €9,143 million in 2009 from €8,445 million in 2008 (an increase of 10.3% on a constant euro basis and excluding Venezuela as a hyperinflationary economy). By country, (on a constant euro basis and excluding Venezuela as a hyperinflationary economy), Venezuela contributed most to OIBDA growth (4.0 percentage points), followed by Mexico (2.7 percentage points) and Argentina (2.2 percentage points). In absolute terms, in 2009 Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 34.3% of the total, followed by Venezuela at 20.0%, Argentina at 10.8% and Mexico at 6.2%.
Telefónica Latin America’s OIBDA in 2009 as a percentage of Telefónica Latin America’s revenues for the same period was 39.8%, 1.7 percentage points higher than in 2008.
•	Telefónica Latin America’s OIBDA in Brazil decreased to €3,139 million in 2009 from €3,359 million in 2008 (a decrease of 3.1% in local currency).
•
Telefónica Latin America’s OIBDA in Venezuela increased to €1,818 million in 2009 from €1,328 million in 2008 (an increase of 25.4% in local currency and excluding Venezuela as a hyperinflationary economy).

•	Telefónica Latin America’s OIBDA in Argentina increased to €986 million in 2009 from €919 million in 2008 (an increase of 19.9% in local currency).
•	Telefónica Latin America’s OIBDA in Chile increased to €763 million in 2009 from €740 million in 2008 (an increase of 5.5% in local currency).
•	Telefónica Latin America’s OIBDA in Mexico increased to €564 million in 2009 from €420 million in 2008 (an increase of 55.2% in local currency).
•	Telefónica Latin America’s OIBDA in Peru increased to €712 million in 2009 from €621 million in 2008 (an increase of 12.0% in local currency).
•	Telefónica Latin America’s OIBDA in Colombia decreased to €397 million in 2009 from €515 million in 2008 (a decrease of 20.0% in local currency).
•	Telefónica Latin America’s OIBDA in Central America increased to €241 million in 2009 from €217 million in 2008 (an increase of 9.0% on a constant euro basis).
•	Telefónica Latin America’s OIBDA in Ecuador increased to €100 million in 2009 from €92 million in 2008 (an increase of 3.0% in local currency).
Regarding depreciation and amortization, Telefónica Latin America’s depreciation and amortization increased 4.1% to €3,793 million in 2009 from €3,645 million in 2008, (an increase of 5.3% on a constant euro basis and excluding Venezuela as a hyperinflationary economy).

As a result of the foregoing, Telefónica Latin America’s operating income increased 11.5% to €5,350 million in 2009 from €4,800 million in 2008, (an increase of 14.1% on a constant euro basis and excluding Venezuela as a hyperinflationary economy).
Brazil
The following table presents, at the dates indicated, selected statistical data relating to our operations in Brazil.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	11,960.0	11,661.9	11,253.8
Internet and data accesses	3,288.6	3,625.8	3,440.2
Narrowband accesses	1,155.9	996.4	723.1
Broadband accesses	2,069.6	2,557.8	2,638.4
Other accesses	63.1	71.6	78.7
Mobile accesses(1)	33,483.5	44,945.0	51,744.4
Pre-pay accesses	27,236.4	36,384.0	41,960.7
Pay TV accesses	230.9	472.2	487.2

Final clients accesses	48,963.1	60,704.9	66,925.7

Wholesale accesses	37.4	34.1	34.2

Total accesses	49,000.5	60,739.1	66,959.8

(1)	Includes accesses of Telemig from April 2008.
Telefónica Latin America’s accesses in Brazil increased 10.2% to 67.0 million accesses at December 31, 2009 from 60.7 million accesses at December 31, 2008. This growth reflects a 15.1% year-on-year increase in Vivo’s (Telefónica Latin America’s jointly-controlled Brazilian mobile business) customer base and, to a lesser extent, the expansion of Telesp’s (Telefónica Latin America’s Brazilian fixed line business) broadband and pay TV businesses. These increases were offset by a reduction in the number of fixed telephony accesses at Telesp and a decrease in narrowband Internet accesses primarily as a result of a strong migration to broadband accesses.
Brazil Fixed Business — Telecomunicações de São Paulo, S.A. — Telesp
Telesp provides fixed telephony and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.
Telesp’s fixed telephony, Internet and data and pay TV accesses decreased 3.7% to 15.2 million accesses at December 31, 2009 from 15.8 million accesses at December 31, 2008 primarily due to the reduction in the number of fixed telephony accesses, within the context of increased fixed-to-mobile substitution as a result of the growth in Brazil’s mobile sector, and a decrease in narrowband Internet accesses, as a result of migration to broadband solutions, that was not compensated by broadband accesses increase. Telesp’s fixed telephony accesses decreased 3.5% to 11.3 million accesses at December 31, 2009 from 11.7 million accesses at December 31, 2008. Of these, 25.8% were pre-pay accesses or accesses with consumption limits.
The Brazilian broadband market continued to grow in 2009. Telesp increased its broadband customer base by 3.2% to 2.6 million accesses at December 31, 2009. This increase was affected by Anatel’s decision, the Brazilian telecom regulator, to suspend the sell of the broadband products from June 22nd to August 27th as a result of several technical problems on our network. Telesp offers pay TV mainly through a DTH solution and, since the fourth quarter of 2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2009, 15 thousand accesses more than at December 31, 2008.

Telesp’s voice traffic decreased by 5.0% in 2009 compared to 2008, mainly due to lower local and long distance traffic that was not compensated by higher interconnection traffic coming primarily from mobile networks. Fixed local traffic decreased 7.4% due to lower fixed telephony accesses, and the implementation of flat rates and minutes bundles. Fixed-to-mobile traffic, measured in minutes, fell 7.9% in 2009 compared to 2008 as a result of a migration of traffic to mobile networks.
Regarding marketing, in Brazil, we employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target various market segments according to the relevant needs of the customers in each segment. We continuously monitor market trends in an effort to develop new products and services that may address the future needs of our customers.
Telefónica Latin America employs the following strategies to deliver fixed telephony and other telecommunications solutions to residential, small and medium enterprises, or SMEs, and corporate customers in Brazil:
•	person-to-person sales: customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;
•	telesales: a telemarketing channel;
•	indirect channels: outsourced sales by certified companies in the telecommunications and data processing segments to provide an adequately sized network for our products and services;
•	Internet: the Telefónica website;
•	virtual shop for corporate clients: a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Internet; and
•	door-to-door: door-to-door sales of services by consultants in the State of São Paulo in order to approach more SMEs to convert them into Telefónica Negocios clients.
We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband responding to the increase demand from our customers. We believe that the trend towards bundled offers in Brazil will continue to grow, and that further developing such offers will be important to maintaining our competitiveness in the market. Also, in 2009 Telesp launched its X-treme products, based on FTTX technology, and its IPTV services as well.
In terms of competition, our fixed telephony business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, there is strong competition in both voice services (local and long distance) and data transmission, resulting in greater retention costs to maintain client relationships.
Our main competitors in the corporate fixed telephony line segment are Oi, Intelig and Embratel, a subsidiary of Telmex International. In the high-income residential service segment, we compete for long-distance customers with Embratel and for broadband customers with cable TV providers, mainly NET Serviços de Comunicação S.A., or Net. For the local voice and high-income segments, we also face increasing competition from mobile telecommunications services, which have lower rates for certain types of calls, such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs. We are taking several steps to defend ourselves from increasing competition. We are focused on improving our broadband products, by offering bundled services that include voice, broadband and television, and by increasing the access speed offered to our clients. In addition, we are improving our market segmentation and developing more competitive products intended to defend our client base from our competitors’ product offerings and to defend our market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market. The most significant competition is from pre-pay mobile telecommunications providers.
Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 74.4% at December 31, 2009 based on the number of fixed telephony accesses, down from approximately 83.5% at December 31, 2008. This decrease is mainly due to intense competition from Net, which offers its “Net Phone” service as part of its offer of pay TV and broadband.
Regarding network, during the first half of 2009, Telesp had some problems with its network that affected the quality of the service of some products. In order to guarantee the stability of the service, Anatel suspended the sell of Speedy, our broadband product, on June, 22nd. That suspension was temporary and subject to the implementation by Telesp of an action plan to improve the service. Telesp presented its action plan that included capital expenditure and customer care and network expenses. As a result of this, the suspension was revoked on August, 27th. In addition, Telesp continued through 2009 to develop its ADSL network as long as the deployment of the fibre access network as a pilot project.
Brazil mobile business — Brasilcel (Vivo)
With 174 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2009. At December 31, 2009, Brazil had an estimated mobile market penetration rate of 90.5% compared to 79% at December 31 2008.
Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, a joint venture which combines Telefónica’s and Portugal Telecom’s mobile businesses in Brazil. This joint venture is the leading mobile operator in Brazil in terms of number of mobile accesses at December 31, 2009. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 192.3 million people.
Vivo’s customer base, in terms of number of accesses, increased 15.1% to 51.7 million accesses at December 31, 2009 from 44.9 million accesses at December 31, 2008. Of these, 9.8 million were contract accesses. The primary factors contributing to this growth include the increasing importance of the new mobile broadband accesses, the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay traffic and an improved capacity to attract contract accesses first with Vivo Escolha plans and with Vivo Voçe. Vivo Voçe, launched to improve Vivo Escolha plans, started to be commercialized at the end of November. These plans, which are customized plans that allow customers to choose the mix of services with an extra bunch of free voice minutes, messaging, or mobile Internet access. Vivo Voçe also helped to increase customer loyalty by encouraging increased minute consumption and maintaining the perception on the market of Vivo’s lower prices than its competitors. These plans are divided into different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS, with the improvement of being able to choose two of this upgrades instead of one as in the previous plans and a 3G Internet upgrade option added.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	40,547	52,134
ARPU (in euros)	11.9	11.2	9.9
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.

Traffic carried in 2009 increased 28.6% to 52,134 million minutes compared to 40,547 million minutes in 2008 due to the characteristic of the promotion that VIVO offered in 2009, focusing on pre-pay and control segments (minimum of consumption, when extinguished a prepaid recharge must be done).
ARPU was €9.9 in 2009 compared to €11.2 in 2008 (a decrease of 8.6% in local currency), reflecting the increased proportion of “SIM only” accesses in the pre-pay customer base and control accesses in the contract customer base, despite of the growth in data consumption.
Regarding marketing, Brasilcel actively manages its distribution channels, which consisted of approximately 12,070 points of sale at December 31, 2009. Also, pre-pay customers have access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. At December 31, 2009, approximately 18.9% of Brasilcel’s customer base were contract accesses and the remaining 81.1% were pre-pay accesses. Contract accesses growth was driven by customer acquisition and retention campaigns focused on high-value customers, with an emphasis on the Vivo Escolha and Vivo Voçe plans.
In terms of competition, Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2009. The growth of the Brazilian market was considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates. Vivo’s major competitors are subsidiaries of Telecom Italia, America Móvil and Oi.

Vivo’s market share in terms of mobile accesses in the Brazilian mobile markets in which it operates was 29.7% at December 31, 2009, down from approximately 30.0% market share shown at December 31, 2008.
Regarding network and technology, the licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the bands of 800 MHz, 1900 MHz and 2100 MHz. In 2009 migration from the CDMA to the GSM network continued. Vivo’s GSM customer base at December 31, 2009 amounted to 40.7 million accesses, 78.7% of its total customer base.
Venezuela
Venezuela mobile business — Telcel, S.A. — Telcel
The following table presents, at the dates indicated, selected statistical data relating to our operations in Venezuela:

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	9,434.0	10,584.0	10,531.4
Pre-pay accesses	8,900.3	9,970.7	9,891.1
Fixed wireless accesses	995.9	1,312.8	1,214.3
Pay TV	—	8.5	62.8

Total accesses	10,429.9	11,905.3	11,808.5

The mobile penetration rate in Venezuela stood at an estimated 100.6% at December 31, 2009, an increase of 0.5 percentage points from December 31, 2008.
Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses decreased 0.8% to 11.8 million accesses at December 31, 2009 from 12.0 million accesses at December 31, 2008, mainly due to intense competition.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	14,993	14,951
ARPU (in euros)	16.3	16.9	21.2
Traffic carried in 2009 decreased 0.3% to 14,951 million minutes from 14,993 million minutes in 2008, due to inferior pre-pay accesses and lower contract accesses usage.
ARPU for 2009 was €21.2 compared to €16.9 in 2008 (an increase of 19.2% in local currency and excluding Venezuela as a hyperinflationary economy), reflecting the increased proportion of contract accesses in the customer base, the continued growth in data revenues and the increase in tariffs.
Regarding marketing, in Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products. At December 31, 2009, 6.1% of our mobile accesses in Venezuela were contract accesses, while approximately 93.9% were pre-pay.
In 2009 the company continued implementing its strategy of offering a wider range of exclusive handsets, including the launch of several Blackberry models.
In terms of competition, the major competitors in the Venezuela mobile business are Movilnet and Digitel. Movilnet is a mobile services communication provider owned by the public operator CANTV. Movilnet currently uses CDMA and GSM technologies. In late December, it launched 3.5G service. Digitel is a mobile communications provider that uses GSM technology and focuses its strategy on mobile internet services based on 3G.
According to the Comisión Nacional de Telecomunicaciones de la República Bolivariana de Venezuela, or CONATEL, CANTV is the incumbent operator in Venezuela with a 46% share of the mobile market (through Movilnet) as of December 31, 2009. CANTV is controlled by the government of Venezuela.
Telefónica’s estimated market share in the Venezuelan mobile market, in terms of mobile accesses, was 36.9% at December 31, 2009, in terms of number of mobile accesses.
With respect to network and technology, in Venezuela, we operate in digital network. Our digital network is based on the CDMA and GSM standard. In 2009, we deployed an overlay based in UMTS /HSDPA. At December 31, 2009, approximately 66.2% of accesses in Venezuela were based on the GSM network and the UMTS subscribers counted 0.2 million accesses. Also, we offer HSUPA technology that offers higher speed to upload data to the web, especially while loading images, e-mails, videos, etc.

Argentina
The following table presents, at the dates indicated, selected statistical data relating to our operations in Argentina:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	4,682.5	4,603.1	4,607.7
Fixed wireless accesses	104.3	22.4	36.2
Internet and data accesses	1,149.9	1,284.3	1,351.0
Narrowband accesses	312.2	182.8	112.7
Broadband accesses	819.3	1,082.0	1,238.3
Other accesses	18.4	19.5
Mobile accesses	13,629.7	14,829.6	15,931.9
Pre-pay accesses	8,836.0	9,687.6	10,736.8
Final clients accesses	19,462.1	20,717.0	21.890,7

Wholesale accesses	9.3	10.0	9.3

Total accesses	19,471.4	20,726.9	21,900.0

Telefónica Latin America managed a total of 21.9 million accesses in Argentina at December 31, 2009, an increase of 5.7% from December 31, 2008. This increase was underpinned by growth in mobile accesses, which increased by 7.4% to 15.9 million accesses at December 31, 2009 from 14.8 million accesses at December 31, 2008, and in the number of broadband accesses, which increased by 14.4% to 1.2 million accesses at December 31, 2009 from 1.1 million accesses at December 31, 2008.
Argentina fixed business — Telefónica de Argentina, S.A.
Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed telephony services in Argentina in 2009 based on number of accesses, according to information provided by its competitors and regulatory authorities.
Telefónica de Argentina’s accesses increased 1.2% to 6.0 million accesses at December 31, 2009 from 5.9 million accesses at December 31, 2008. This modest growth was primarily driven by a 14.4% increase in broadband accesses to 1.2 million accesses at December 31, 2009 from 1.1 million accesses at December 31, 2008. The growth in broadband accesses was accompanied by a slight increase in fixed telephony accesses of 0.1% to 4.6 million accesses at December 31, 2009 from 4.6 million accesses at December 31, 2008.
Total voice traffic (measured in minutes) remained almost stable during 2009 as compared to 2008 despite the sharp growth of mobile-to-fixed traffic. Local and interconnection fixed-to-fixed traffic (measured in minutes) decreased 5.9% and 4.5%, respectively, in the year ended December 31, 2009 compared to the year ended December 31, 2008. Public use telephony traffic (measured in minutes) in 2009 decreased by 18.4% compared to the year ended December 31, 2008.
Regarding marketing, in Argentina, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina continued answering customers’ needs through the development of its broadband business and by providing them new value added services. Telefónica de Argentina also focused its product strategy on bundles, and packages supported by commercial offerings like flat-rate plans (tarifa plana). In 2009, we continued commercializing long distance flat-rate plans. The flat-rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. At December 31, 2009 approximately 67.0% of the broadband customer base subscribed to broadband through a bundled package.
In terms of competition, Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing fixed telephony services include Telecom Argentina, S.A., Telmex Argentina, S.A., Impsat S.A. (acquired by Global Crossing in May 2007) and Port-Hable (Hutchison Telecommunications Argentina S.A.). Claro, a mobile phone company owned by America Móvil, also competes in the fixed telephony market.

Telefónica de Argentina is using its expanded fiber-optic network in the northern region of Argentina to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the northern region of Argentina where Telecom Argentina, S.A. is the incumbent provider. Telefónica de Argentina expanded and improved its network capacity by the construction of fixed wireless networks and the activation of new lines.
Telefónica de Argentina also competes with Grupo Clarín, a company with a growing broadband and TV businesses as a result of the merger of its affiliate Cablevisión with Multicanal in 2007.
Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 47.8% at December 31, 2009 based on number of fixed telephony accesses, down from approximately 48.1% at December 31, 2008.
Regarding network, Telefónica de Argentina invested in 2009 to develop its broadband access business through ADSL technology, increasing the network coverage and capacity.
Argentina mobile business — Telefónica Móviles Argentina, S.A.
The Argentine mobile market continued to grow at a strong pace in 2009, with an increase in its penetration to 120.3% at December 31, 2009, from 109.8% at December 31, 2008, based on number of mobile accesses.
Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 7.4% to 15.9 million accesses at December 31, 2009 from 14.8 million accesses at December 31, 2008. Telefónica Móviles Argentina also increased its number of contract accesses by 1.0% to 5.2 million accesses at December 31, 2009 from 5.1 million accesses at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	12,941	15,562
ARPU (in euros)	8.5	8.7	8.6
Traffic reached 15,562 million minutes in 2009, an increase of 20.2% compared to 12,941 million minutes in 2008, mainly driven by the growth in on-net traffic.
ARPU was €8.6 in 2009 compared to €8.7 in 2008 (an increase of 10.7% in local currency), reflecting customer adoption of new products and services (upgrades and more consumption), tariff increases and the continued growth in data revenues.
Regarding marketing, in Argentina, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2009, approximately 32.6% of our accesses in Argentina were contract accesses. Telefónica Móviles Argentina during 2009 offered the Internet Mobile service with plans with limited or unlimited usage.
In terms of competition, we currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.

Telefónica Móviles Argentina’s estimated market share in the Argentine mobile market in terms of mobile accesses was approximately 33.0% at December 31, 2009, down from approximately 34.0% at December 31, 2008.
With respect to network and technology, in Argentina we operate on digital networks based upon GSM and UMTS technology. At December 31, 2009, GSM accesses represented 98.6% of Telefónica Móviles Argentina’s accesses. Also, Telefónica Móviles Argentina developed its mobile broadband business through UMTS technology by increasing coverage.
Chile
The following table presents, at the dates indicated, selected statistical data relating to our operations in Chile:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,172.4	2,121.0	2,028.0
Internet and data accesses	686.8	743.8	807.2
Narrowband accesses	31.8	18.7	15.9
Broadband accesses	646.0	716.6	783.2
Other accesses	8.9	8.6	8.1
Mobile accesses	6,282.7	6,875.0	7,524.7
Pre-pay accesses	4,742.2	4,956.0	5,435.9
Pay TV accesses	219.9	263.0	285.1

Final clients accesses	9,361.7	10,002.7	10,645.0

Wholesale accesses	15.4	11.5	8.9

Total accesses	9,377.2	10,014.3	10,653.8

At December 31, 2009 Telefónica Latin America managed a total of 10.7 million accesses in Chile, 6.4% more than at December 31, 2008, underpinned by growth in mobile accesses, which increased by 9.5% to 7.5 million accesses at December 31, 2009 from 6.9 million accesses at December 31, 2008. Growth was also driven by a 9.3% increase in broadband accesses to 0.8 million accesses at December 31, 2009 and 8.4% increase in pay TV accesses to 0.3 million accesses at December 31, 2009. Fixed telephony accesses decreased 4.4% to 2.0 million accesses at December 31, 2009 from 2.1 million accesses at December 31, 2008.
Chilean fixed business — Telefónica Chile, S.A.
Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities. Telefónica Chile’s accesses decreased 0.3% to 3.1 million accesses at December 31, 2009.
Telefónica Chile’s fixed telephony accesses decreased by 4.4% from December 31, 2008 to 2.0 million accesses at December 31, 2009. Broadband and pay TV accesses continued to grow in 2009, and Telefónica Chile managed 0.8 million broadband accesses at December 31, 2009 compared to 0.7 million at December 31, 2008.
Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2009. Telefónica Chile established itself as the third pay TV operator in Chile, by number of accesses.
Regarding marketing, one of our main priorities is to satisfy customer needs by improving the quality of our customer service. We continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment. With respect to broadband, Telefónica Chile launched bundle services of broadband and voice to satisfy our customers demand. Also double and triple play bundles represented one of the drivers of revenue growth.

The customer service model developed by Telefónica Chile, which is aimed at achieving the highest degree of efficiency in customer service, features the following:
•	personal customer service lines for purchasing any type of product and service and handling customer queries;
•	Telefónica stores (Tiendas Telefónica) where customers can test and buy products marketed by Telefónica;
•	Telefónica’s “virtual” store, accessible by Internet, which offers customers the ability to order and purchase online the majority of services and products offered by Telefónica; and
•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

From October 25th 2009, all fixed and/or mobile businesses products and services are marketed under the brand Movistar, formerly used exclusively by the mobile business.
In terms of competition, the competitive landscape in fixed telephony in Chile is marked by a significant fixed-to-mobile substitution effect. The increased sales of Duo and Trio bundles is the cornerstone of Telefónica Chile’s strategic focus, which aims to increase the number of revenue generating units per customer and, accordingly, revenue per customer. VTR is our principal competitor in the Chilean fixed telephony market,
Telefónica Chile’s estimated market share at December 31, 2009 was as follows:
•	47.1% of retail broadband accesses, down from approximately 49.4% at December 31, 2008;
•	fixed telephony accesses market share amounted to approximately 58.4% of retail fixed telephony accesses, down from approximately 62.1% at December 31, 2008; and
•	pay TV market share amounted to approximately 16.6% of the market by number of pay TV accesses, down from 17,5% at December 31, 2008.
Regarding network and technology, Telefónica Chile made improvements on its network to support broadband and TV accesses growth, while updating it, as to be ready for the development of the fibre access network, or FTTX.
Chilean mobile business — Telefónica Móviles Chile, S.A.
The mobile penetration rate in Chile stood at an estimated 105.6% at December 31, 2009, an increase of 9.0 percentage points from December 31, 2008, compared with an estimated 96.6% at December 31 2008.
Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 9.5% to 7.5 million accesses at December 31, 2009. The number of contract accesses rose by 8.8% to 2.1 million accesses at December 31, 2009 from 1.9 million accesses at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	9,703	10,521
ARPU (in euros)	12.0	12.3	10.7
Traffic carried in 2009 increased 8.4% to 10,521 million minutes at December 31, 2009 from 9,703 million minutes at December 31, 2008, mainly driven by outgoing traffic, primarily on-net.
ARPU was €10.7 in 2009 compared to €12.3 in 2008 (a decrease of 10.7% in local currency). The decrease in local currency was largely due to the reduction of tariffs as a consequence of the regulatory decree within interconnection rates, which became into effect at January 23, 2009 for mobile termination (an average tariff decrease of 44.6%).
Regarding marketing, in Chile, Telefónica Móviles offered promotional campaigns associated with recharge and prepaid sell while developing mobile broadband service.
In terms of competition, we currently have three primary competitors in the Chilean market for mobile telephony, each of which provides services on a nationwide basis: Entel, Claro and Nextel.
Telefónica Móviles Chile’s estimated market share in the Chilean mobile sector in terms of mobile accesses was approximately 42.8% at December 31, 2009, down from 43.3% at December 31, 2008.
With respect to network and technology, in Chile, Telefónica Móviles Chile operates with GSM and 3G network, launched in December 2007.
Mexico
Mexico mobile business — Telefónica Móviles México, S.A. de C.V.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Mexico:

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	12,534.1	15,330.6	17,400.5
Pre-pay accesses	11,833.7	14,432.4	16,328.3
Fixed wireless accesses	3.6	133.6	334.3

Total accesses	12,537.6	15,464.2	17,734.8

The mobile penetration rate in Mexico was approximately 75.2% at December 31, 2009 an increase of 3.6 percentage points from December 31, 2008.
Telefónica Móviles México, S.A. de C.V.’s, or Telefónica Móviles México’s, customer base increased 14.7% to 17.7 million accesses at December 31, 2009 from 15.5 million accesses at December 31, 2008. This increase was mainly the result of a 13.1% increase of pre-pay accesses in 2009 compared to 2008. At December 31, 2009, approximately 93.8% of our mobile customers in Mexico were pre-pay accesses while 6.2% were contract accesses.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	22,431	23,186
ARPU (in euros)	9.3	8.2	6.9

Traffic carried in 2009 increased 3.4% to 23,186 million minutes compared to 22,431 million minutes in 2008. This increase was mainly due to commercial promotions focusing on fee-per call (tariff per call instead of minutes) that improved usage.
ARPU declined to €6.9 in 2009 compared to €8.2 in 2008 (a decrease of 3.3% in local currency), because the increase of the customer base was motivated by lower tariff plans that reduced the average consumption.
Regarding marketing, during 2009, Telefónica Latin America, through Telefónica Móviles México launched innovative products to maintain current customers and attract additional ones. In addition, Telefónica Móviles México focused on commercial activity and profitability while improving the quality of its network, which enabled the company to maintain robust customer growth during that year.
In Mexico, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services.
Telefónica Móviles México’s offer was completed with “Plan pagamenos Xtra” in the pre-pay segment, based on a price-per-call offer. This plan has lower prices but generates a positive elasticity in terms of consumption.
In terms of competition, Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level. Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil. Other significant competitors are Nextel and Iusacell.
Telefónica Móviles México’s estimated market share in the Mexican mobile market in terms of mobile accesses was approximately 20.8% at December 31, 2009, up from approximately 19.5% at December 31, 2008.
Regarding network, Telefónica Móviles México has 100% of its accesses on its GSM network. Also, Telefónica Móviles México provides UMTS services but spectrum constraints their expansion.
Peru
The following table presents, at the dates indicated, selected statistical data relating to our operations in Peru:

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,843.4	2,986.5	2,971.2
Fixed wireless accesses	290.0	485.5	582.7
Internet and data accesses	623.1	728.9	800.6
Narrowband accesses	40.3	17.7	16.9
Broadband accesses	572.1	698.4	768.0
Other accesses	10.7	12.8	15.6
Mobile accesses	8,067.3	10,612.7	11,458.2
Pre-pay accesses	7,238.1	9,575.2	10,214.2
Pay TV accesses	640.0	654.5	686.3

Final clients accesses	12,173.8	14,982.6	15,916.3

Wholesale accesses	0.5	0.4	0.5

Total accesses	12,174.3	14,983,0	15,916.8

At December 31, 2009, Telefónica Latin America had 15.9 million accesses in Peru, which represents an increase of 6.2% from December 31, 2008. This growth in accesses was primarily driven by 8.0% increase in mobile accesses from December 31, 2008 to 11.5 million mobile accesses at December 31, 2009, mostly in the pre-pay segment. The IRIS project, collaboration between fixed telephony operators and mobile operators in Peru, which was launched in March 2007 with the aim of increasing fixed telephony and broadband penetration, also contributed to the overall growth in accesses.
Peruvian fixed business — Telefónica del Perú, S.A.A.
Telefónica Latin America conducts its Peruvian fixed telephony business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2009 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.
Telefónica del Perú had total accesses of 4.5 million at December 31, 2009, an increase of 2.0% from December 31, 2008, due primarily to increases in fixed wireless telephony and broadband accesses. Fixed telephony accesses decreased 0.5% from December 31, 2008 to 3.0 million accesses at December 31, 2009. Broadband accesses grew by 10.0% from December 31, 2008 to 0.8 million at December 31, 2009. In addition, pay TV accesses totaled 0.7 million accesses at December 31, 2009 recording growth of 4.9% from December 31, 2008 primarily due to increased cable pay TV subscriptions.
Regarding marketing, Telefónica del Perú’s commercial strategy is based on achieving and maintaining high levels of market penetration by offering customized services to different customer segments, with marketing campaigns focused on maintaining customer loyalty and increasing the options available to potential customers. The primary products offered by Telefónica del Perú include fixed telephony, broadband, pay TV, data and IT services.
Telefónica del Perú focuses its commercial strategy focused on penetration trough its offers targeting each market segment, commercializing Duos and Trios and leveraging on its customer retention campaign.
In terms of competition, in 2009, Telmex and Americatel, Telefónica del Perú’s two primary competitors, focused on offering bundled products (local and long distance telephony together with broadband).
Telmex implemented an aggressive strategy to enter the residential market by offering a “triple play” service. The response from Telefónica del Perú consisted of increasing Trio bundle options at lower prices.
Telefónica had an estimated market share in the Peruvian fixed telephony market of approximately 93.8% at December 31, 2009, based on number of fixed telephony accesses, down from approximately 94.0% at December 31, 2008.
Regarding network, Telefónica del Peru invested to develop its broadband business through ADSL technology by increasing coverage and speed. Additionally, it began deploying a new fiber access network, called FTTX, which currently is offered on a limited basis to large customers.
Peruvian mobile business — Telefónica Móviles Perú, S.A.C.
The estimated Peruvian mobile penetration rate reached 64.5% approximately at December 31, 2009, an increase of 3.9 percentage points compared to December 31, 2008.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased 8.0% from December 31, 2008 to 11.5 million accesses at December 31, 2009. This increase was primarily driven by a 6.7 % increase in the number of pre-pay accesses from December 31, 2008 to December 31, 2009.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	10,039	11,460
ARPU (in euros)	7.3	6.0	5.5
Traffic carried in 2009 increased 14.1% to 11,460 million minutes compared to 10,039 million minutes in 2008, primarily due to on-net traffic, in line with the strategy of offering better tariffs to this type of traffic as a benefit from belonging to the largest mobile network of the country.
ARPU was €5.5 in 2009 compared to €6.0 in 2008 (a decrease of 11.5% in local currency), as a consequence of reductions in both contract and pre-pay tariffs.
Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2009, approximately 89.1% of Telefónica Móviles Perú’s mobile accesses were pre-pay accesses, while approximately 10.9% were contract accesses.
Telefónica Móviles Perú focused its marketing efforts pushing migrations from pre-pay to contract. In May 2009, it started to commercialize mobile broadband and in September 2009 push to talk (this service allows instant communications from a mobile device). Since November 2009, pre-pay commercial offer was changed, focusing on evolving from massive to focused on each of the pre-pay clusters (defined by recharge frequency & money spent) in order to avoid revenues cannibalization.
In terms of competition, Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile telephony services: Claro, owned by América Móvil, and Nextel Perú.
Telefónica’s estimated market share in the Peruvian mobile market in terms of mobile accesses was approximately 62.9% at December 31, 2009, up from approximately 62.6% at December 31, 2008.
With respect to network and technology, at December 31, 2009 Telefónica Móviles Perú operated both GSM and CDMA technology. Its digital network is based upon the CDMA/CDMA 1XRTT standard. Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2009, GSM accesses accounted for 93.4 % of its total customer base, which represents an increase of 3.8 percentage points from December 31, 2008.
Colombia
The following table presents, at the dates indicated, selected statistical data related to our operations in Colombia.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	2,328.5	2,299.2	1,639.8
Internet and data accesses	200.3	395.9	428.4
Narrowband accesses	—	0.3	5.9
Broadband accesses	200.3	393.9	420.3
Other accesses	—	1.7	2.2
Mobile accesses	8,372.1	9,963.1	8,964.6
Pre-pay accesses	6,612.9	8,327.3	7,203.2
Pay TV accesses	72.9	142.3	127.2

Final clients accesses	10,973.8	12,800.5	11,159.9

Wholesale accesses	—	2.9	3.3

Total accesses	10,973.8	12,803.4	11,163.2

Telefónica Latin America managed a total of 11.2 million accesses in Colombia at December 31, 2009, a decrease of 12.8% from December 31, 2008. This decrease was underpinned by the drop in mobile accesses, which decreased 10.0% to 9.0 million accesses at December 31, 2009 from 10.0 million accesses at December 31, 2008, and by the 28.7% decrease in fixed telephony accesses from 2009 to 2008, not compensated by the 6.7% increase of broadband accesses to reach 0.4 million accesses at December 31, 2009 from 0.4 million accesses at December 31, 2008.
Colombian fixed business — Colombia Telecomunicaciones, S.A. ESP
Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia. In April 2006, Telefónica Internacional, S.A., acquired 50% plus one share of Colombia Telecom for approximately €289 million pursuant to an auction process. In December, 2006 Colombia Telecom merged with Telefónica Data Colombia, S.A. As a result of the merger, Telefónica Internacional, S.A.’s stake increased to 52.03%.
Colombia Telecom reached 2.2 million accesses at December 31, 2009, which represents a decrease of 22.6% from 2.8 million accesses at December 31, 2008, primarily due to the decrease of 28.7% in fixed telephony accesses from December 31, 2008 to 1.6 million accesses at December 31, 2009, as a consequence of intense competition and customer base clean up. Broadband accesses increased 6.7% to 0.4 million accesses at December 31, 2009 from 0.4 million accesses at December 31, 2008.
Colombia Telecom also launched a pay TV product using satellite technology at the beginning of 2007, allowing it to begin offering Trio bundles (voice, broadband and pay TV). As of December 31, 2009, Colombia Telecom had 0.1 million pay TV accesses, a 10.6% decrease compared to December 31, 2008.
Colombia Telecom has a finance lease agreement with PARAPAT. PARAPAT is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecom and regulates the operation of assets, goods and rights relating to the provision of telecommunications services by Colombia Telecom. This finance lease agreement includes the lease of the telecommunications assets and the transfer of these assets to Colombia Telecom once the last installment of the lease has been paid which, in accordance with the payment schedule, is expected to be in 2022.
Regarding marketing, in Colombia, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. Additionally, Colombia Telecom is currently pursuing a strategy to increase market penetration, by restructuring distribution and communication channels, and by offering bundled products such as “Trio Telefónica”. Also, it restructured the commercial offer to strengthen the quality and quantity of television channels and improving broadband capability.
In terms of competition, Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB. Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 22.4% at December 31, 2009 based on number of fixed telephony accesses, down from approximately 29.2% at December 31, 2008. This decrease was mainly driven by a customer base clean up and intense competition.

Regarding network and technology, Colombia Telecom continued expanding and upgrading the network to support a broader range of product and services in 2009.
Colombian mobile business — Telefónica Móviles Colombia, S.A.
At December 31, 2009 the Colombian mobile market had an estimated penetration rate of 92.9%, an increase of 1.8 percentage points from December 31, 2008.
Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base decreased by 10.0% from December 31, 2008 to 9.0 million accesses at December 31, 2009. At December 31, 2009, approximately 19.6% of our mobile accesses in Colombia were contract accesses, compared to 16.4% at December 31, 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	13,568	13,665
ARPU (in euros)	8.8	6.8	5.9
Traffic carried in 2009 increased 0.7% to 13,665 million minutes compared to 2008, even though mobile customer base reduction.
ARPU was €5.9 in 2009 compared to €6.8 in 2008 (a decrease of 10.2% in local currency), due to interconnection tariffs reduction and pressure on tariffs.
Regarding marketing, Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products.
Telefónica Móviles Colombia implemented, in the contract segment, commercial promotions to increase customer loyalty, and launched new tariff plans focused on a single tariff to any destination with lower basic charges and other tariff plans with preferential on net prices to attract customers. Additionally, it launched the project “Tecnoferias” (specific sales in strategic areas of major cities, for example: Cartagena, Santa Marta, Barranquilla, Cali, Ibague, Cucuta and Valledupar) to improve commercial activity and to re-position Movistar brand.
In terms of competition, Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, who operates under the brand “Tigo” and is owned by Millicom.
Telefónica Móviles Colombia’s estimated market share in the Colombian mobile market in terms of mobile accesses was approximately 21.3% at December 31, 2009, down from approximately 24.5% at December 31, 2008.
Regarding network, TDMA was switched off during 2008 and CDMA network was still working in 2009. The UMTS network experienced an increase in terms of coverage by installing 504 new GSM sites, accounting for a total of 2,573 sites installed and representing coverage of 83% of the Colombian municipalities.
Central America
Telefónica Central America includes Panama, Guatemala, El Salvador and Nicaragua. At the end of 2009, the mobile penetration rate of the Central American market, where Telefónica operates, was 89.7%, which represents an increase of 9.3 percentage points from December 31, 2008.

The following table presents, at the dates indicated, selected statistical data related to our operations in Central America.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses	393.4	437.2	444.5
Internet and data accesses	22.0	18.4	14.7
Broadband accesses	19.8	16.5	12.6
Pay TV accesses	—	—
Mobile accesses	5,009.9	5,702.0	5,806.5

Total accesses	5,425.3	6,157.6	6,265.8

Telefónica Central América’s customer base increased by 1.8% from December 31, 2008 to 6.3 million accesses at December 31, 2009, mainly due to an increase in mobile accesses in 2009 compared to 2008.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	7,174	6,868
ARPU (in euros)	9.7	7.4	6.9
Traffic decreased by 4.3% compared to 2008 reaching 6,868 million minutes in 2009. This decrease was due primarily to lower usage caused by intense competition
ARPU was €6.9 in 2009 compared to €7.4 in 2008 (a decrease of 8.7% on a constant euro basis), as a result of lower consumption.
Ecuador
Ecuadorian mobile business — Otecel, S.A.
The Ecuadorian mobile penetration rate reached 92.8% at December 31, 2009, an increase of 12.2 percentage points from December 31, 2008.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Ecuador:

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	2,581.1	3,122.5	3,721.8
Pre-pay accesses	2,177.5	2,650.5	3,193.9
Fixed wireless accesses	1.3	89.4	84.7

Total accesses	2,582.4	3,211.9	3,806.4

Telefónica Latin America conducts its Ecuadorian mobile business through Otecel, S.A., or Otecel, which had a customer base of 3.8 million accesses at December 31, 2009 an increase of 18.5% from 3.2 million accesses at December 31, 2008. At December 31, 2009, approximately 85.8% of our mobile accesses in Ecuador were pre-pay accesses, while approximately 14.2% were contract accesses.

	Year ended December 31,
	2007	2008	2009
Traffic (million of minutes)	n.a.	2,800	3,744
ARPU (in euros)	6.6	6.7	6.8

Traffic carried in 2009 increased by 33.7% to 3,744 million minutes compared to 2008 mainly due to the increase in the number of both pre-pay and contract accesses.
ARPU was €6.8 in 2009 compared to €6.7 in 2008 (a decrease of 3.8% in local currency), as a result of lower consumption.
Regarding marketing, in Ecuador, Otecel uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. In April launched “Total Plan” was launched for on-net calls for contract segment. In the pre-pay segment, Otecel continued offering doubling and tripling volume in each top-up, along with the campaign “Multicolor” for off-net calls. The commercialization of mobile broadband and the service push to talk (Movitalk) were launched in June and September respectively.
In terms of competition, Otecel currently has two primary competitors in market for mobile communications services in Ecuador, Porta (América Móvil) and Alegro.
Telefónica’s estimated market share in the Ecuadorian mobile market in terms of mobile accesses was approximately 28.4% at December 31, 2009, up from approximately 26.6% at December 31, 2008.
With respect to network and technology, Otecel operates both analog and digital networks. Its digital network is based upon the GSM standard and CDMA standard. GSM accesses reached 91.8% of the total customer base, representing an increase of 8.7 percentage points from December 31, 2008.

INFORMATION BY BUSINESS LINE
TelefonicaEurope
Telefónica Europe’s principal activities are the provision of fixed and mobile telephony services, Internet and data services in the United Kingdom, Germany, the Czech Republic and the Isle of Man, mobile telecommunications services in Ireland and Slovakia and pay TV in Czech Republic.
The following table presents, at the dates indicated, selected statistical data relating to our operations in Europe.

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses (1)	2,130.0	1,952.7	1,827.5
Internet and data accesses	880.0	1,354.5	1,754.7
Narrowband accesses	202.4	163.4	137.3
Broadband accesses	670.3	1,158.7	1,589.1
Other accesses	7.3	32.4	28.3
Mobile accesses (2)	38,263.8	41,401.8	44,095.0
Pay TV accesses	73.2	114.5	137.6

Final clients accesses	41,347.0	44,823.5	47,814.9

Wholesale accesses	706.2	1,237.9	1,425.2

Total accesses	42,053.2	46,061.4	49,240.1

(1)	VoIP and Naked ADSL accesses are included

(2)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

Telefónica Europe’s total accesses increased 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008. Total accesses at December 31, 2009 included 44.1 million mobile accesses, 1.8 million fixed telephony accesses, 1.8 million Internet and data accesses and 0.1 million pay TV accesses. Additionally, it included 1.4 million ADSL wholesale accesses.
Telefónica Europe’s revenues decreased 5.4% to €13,533 million in 2009 from €14,309 million in 2008. Telefónica Europe’s 2009 revenue were negatively affected by lower mobile termination rates (MTRs) (which impacted both our revenues and supplies expenses), the adverse economic environment and the decline of the average pound sterling to euro exchange rate.
•
Revenues derived from Telefónica O2 UK decreased to €6,512 million in 2009 from €7,052 million in 2008 (an increase of 3.5% in local currency). The local currency increase in revenue was primarily driven by an increase in Telefónica O2 UK’s customer base and partially offset by a decrease in ARPU.

•
Revenues derived from Telefónica O2 Germany increased 4.2% to €3,746 million in 2009 from €3,595 million in 2008. The positive evolution was mainly the result of an increase in the customer base due to new offerings (O2o, My O2 Handy and broadband), but was adversely impacted by lower MTRs.

•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, decreased by 12.4% to €2,260 million in 2009 from €2,581 million in 2008 (a decrease of 7.3% in local currency). Slovakia continued to grow mobile revenues while Czech revenues from fixed and mobile services decreased (9.3% and 6.3% in local currency respectively) due to MTR cuts, customers reducing spending and fixed to mobile substitution.

•
Revenues derived from Telefónica O2 Ireland decreased 5.5% to €905 million in 2009 compared to €957 million in 2008. The decrease was mainly the result of lower customer spending and lower usage in terms of minutes.

Regarding expenses, Telefónica Europe’s total expenses decreased 6.3% to €9,857 million in 2009 from €10,523 million in 2008.
•	Supplies decreased 6.4% to €6,189 million in 2009 from €6,611 million in 2008, mainly due to the decline of the pound sterling to euro exchange rate over the period and lower MTRs.
•	Personnel expenses decreased 2.6% to €1,304 million in 2009 from €1,340 million in 2008 despite increased expenses associated with restructuring programs in Telefónica O2 UK and Telefónica O2 Germany.
•	Other expenses decreased 8.1% to € 2,364 million in 2009 from €2,573 million in 2008, mainly due to the decrease in external services as a result of cost efficiencies.
As a result of the foregoing, Telefónica Europe’s OIBDA decreased 6.4% to €3,910 million in 2009 from €4,180 million in 2008. OIBDA in 2008 included €174 million as the result of the release in 2008 of provisions made in respect of potential contingencies which were not realized once these risks had dissipated.
•	OIBDA in Telefónica O2 UK decreased 8.7% to €1,680 million in 2009 from €1,839 million in 2008 (an increase of 2.3% in local currency).
•	OIBDA in Telefónica O2 Germany increased 19.3% to €918 million in 2009 from €770 million in 2008.
•	OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, decreased 9.2% to €1,053 million in 2009 from €1,159 million in 2008 (a decrease of 3.8% in local currency).
•	OIBDA in Telefónica O2 Ireland increased 0.3% to € 302 million in 2009 from €301 million in 2008.
Telefónica Europe’s depreciation and amortization decreased 4.6% to €2,895 million in 2009 from €3,035 million in 2008 mainly due to the decline of the average pound sterling to euro exchange rate.
As a result of the foregoing, Telefónica Europe’s operating income decreased 11.3% to €1,015 million in 2009 from €1,145 million in 2008. The decrease was the result of the 6.4% decrease in OIBDA which was not offset by the lower decrease (4.6%) in depreciation and amortization.

United Kingdom — Telefónica O2 UK
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the United Kingdom.

	At December 31,
	2007	2008	2009
	(in thousands)
Internet and data accesses	70.7	340.9	591.5
Broadband accesses	70.7	340.9	591.5
Mobile accesses (1)	18,382.1	20,274.7	21,299.3
Pre-pay accesses	11,573.4	11,862.5	11,740.3

Final clients accesses	18,452.8	20,615.6	21,890.8

Total accesses	18,452.8	20,615.6	21,890.8

(1)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	190	207	n.a.
Traffic (million of minutes)	n.a.	46,585	53,856
ARPU (in euros)	34.4	29.0	24.7
Traffic is defined as minutes used by the Company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in; MVNOs; interconnection of third parties and other business lines) is excluded. Traffic volume is not rounded.
In order to avoid the distortion on MOU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms.
The mobile penetration rate in the United Kingdom was 123% at September 30, 2009, similar to the penetration rate at December 31, 2008
Total accesses increased 6.2% to 21.9 million accesses at December 31, 2009 compared to 20.6 million accesses at December 31, 2008 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network). Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, had total net additions of 1.3 million accesses in 2009, 41.0% less than its net additions in 2008.
Telefónica O2 UK added 1.1 million mobile contract accesses in 2009, bringing the total at December 31, 2009 to 9.6 million mobile contract accesses, an increase of 13.6% from December 31, 2008. Pre-pay mobile accesses decreased from 11.9 million accesses from December 31, 2008 to 11.7 million accesses at December 31, 2009. At December 31, 2009 mobile contract accesses made up 44.9% of Telefónica O2 UK’s mobile customer base, compared to 41.5% at December 31, 2008. At December 31, 2009 Telefónica O2 UK had 0.6 million broadband accesses compared to 0.3 million broadband accesses at December 31, 2008.

Contract ARPU decreased to €40.8 in 2009 from €48.6 in 2008 (a decrease of 5.9% in local currency). Pre-pay ARPU decreased to €12.3 in 2009 from €15.5 in 2008 (a decrease of 11.0% in local currency). ARPU was €24.7 in 2009 down from €29.0 in 2008 (a decrease of 4.4% in local currency). This decrease in local currency ARPU was caused by MTR regulation (which resulted in an average rate decrease of 11% year-on-year approximately) and customers’ usage optimization. Traffic carried in 2009 increased 15.6% to 53,856 million minutes compared to 46,585 million minutes in 2008.
Regarding marketing, in the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail, internet advertising and sponsorship to market Telefónica O2 UK’s products and services.
In 2009, Telefónica O2 UK continued its focus on high-value customers across various segments and offered a wide range of Smartphones such as the iPhone 3GS and the Palm Pre, in addition to mobile and fixed broadband representing one of the key drivers of revenue growth in 2009.
In 2009 Telefónica O2 UK was voted “Best Network” for the second consecutive year at Mobile Awards 2009.
In terms of competition, Telefónica O2 UK’s estimated market share was approximately 26.4% at September 30, 2009 compared with approximately 25.9% at December 31, 2008, based on the number of mobile accesses.
In addition to Telefónica O2 UK, there are currently four other network operators in the UK mobile telecommunications market: Vodafone UK, a subsidiary of Vodafone plc, T-Mobile UK, a subsidiary of Deutsche Telecom AG, Orange, owned by France Telecom, and 3, owned by Hutchison Whampoa. MVNOs operating in the UK market include Virgin Mobile and Talk-Talk, owned by Virgin Media and The Carphone Warehouse Group respectively, which respectively use the T-Mobile UK and Vodafone network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake, and which uses the Telefónica O2 UK network.
A proposed joint venture between France Telecom and Deutsche Telekom’s UK operators (Orange UK and T-Mobile UK, respectively) is currently being scrutinized by regulators.
As of December 31, 2009, Telefónica O2 UK also provides the network infrastructure for LycaMobile, a Mobile Virtual Network Operator (MVNO) that pays Telefónica O2 UK to use its network.
With respect to network and technology, Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/GPRS standard. The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK’s customers to make and receive calls in more than 200 countries worldwide. At December 31, 2009, Telefónica O2 UK’s GSM/GPRS digital network consisted of approximately 11,817 base stations.
Telefónica O2 UK had rolled out ULL capabilities to 1,245 exchanges by the end of 2009, giving its broadband network population coverage of 67.2% in terms of the UK population.

Germany — Telefónica O2 Germany
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Germany.

	At December 31,
	2007	2008	2009
	(in thousands)
Internet and data accesses	74.7	214.8	285.1
Broadband accesses	74.7	214.8	285.1
Mobile accesses	12,471.5	14,198.5	15,507.4
Pre-pay accesses	6,235.0	7,231.5	7,807.0

Final clients accesses	12,546.2	14,413.3	15,792.5

Wholesale accesses	596.0	1,128.4	1,316.8

Total accesses	13,142.3	15,541.7	17,109.3

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	131	138	n.a.
Traffic (million of minutes)	n.a.	22,313	23,257
ARPU (in euros)	20.4	17.4	15.6
The mobile penetration rate in Germany decreased to 131% at September 30, 2009, a decrease of 1 percentage point compared to the penetration rate at December 31, 2008.
Telefónica O2 Germany’s total customer base increased by 1.6 million accesses from December 31, 2008 to 17.1 million accesses at December 31, 2009. Telefónica O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.1 million of this increase in accesses from December 31, 2008 to 1.4 million accesses at December 31, 2009, while Telefónica O2 Germany’s “Fonic” low-cost brand, added 0.6 million accesses from December 31, 2008, giving it a customer base of 1.3 million accesses at December 31, 2009.
Telefónica O2 Germany had net adds of 0.7 million mobile contract accesses and 0.6 million mobile pre-pay accesses in 2009, bringing the contract and pre-pay customer base at December 31, 2009 to 7.7 million accesses and 7.8 million accesses respectively.
At December 31, 2009 Telefónica O2 Germany had a customer base of 0.3 million broadband accesses. Telefónica O2 Germany reported 1.3 million ULL lines at December 31, 2009, an increase of 16.7% from 1.1 million ULL lines at December 31, 2008.
ARPU continued to decline in 2009, decreasing 9.9% to €15.6 in 2009 from €17.4 in 2008, partly as a result of an approximately 14% regulated cut in MTRs in April 2009 and the fierce level of competition in the German market. Contract ARPU decreased 10.0% to €26.1 in 2009 from €29.0 in 2008. Pre-pay ARPU decreased 4.4% to €5.7 in 2009 from €5.9 in 2008. Traffic carried in 2009 increased 4.2% to 23,257 million minutes compared to 22,313 million minutes in 2008.
Regarding marketing, during 2009 Telefónica O2 Germany revised its commercial model, replacing existing tariffs such as “Genion S/M/L/XL”, with the new and innovative “O2o” proposition, where customers have contracts with no minimum spend, and a monthly cap for voice and SMS. As a result of this new commercial proposition “My Handy” has been introduced which separates the handset from the traditional subsidized mobile phone contract, with customers acquiring a separate contract for a handset. The “Inklusivpaket” plan continues to be marketed as a data tariff.
Telefónica O2 Germany continued to build on its core strategy of increasing its distribution network, which was broadly in line with target at 940 shops at year end.
In terms of competition, Telefónica O2 Germany’s estimated market share in Germany was approximately 14.5% at September 30, 2009 compared to approximately 13.5% at December 31, 2008, based on number of mobile accesses.

Telefónica O2 Germany competes primarily with three other companies in the German market for mobile telecommunications. These are Vodafone Germany, which is owned by Vodafone plc. , T-Mobile, a subsidiary of Deutsche Telecom AG, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs.
With respect to network and technology, Telefónica O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Germany’s international roaming agreements, enables Telefónica O2 Germany customers to make and receive calls in more than 200 countries worldwide.
At December 31, 2009, Telefónica O2 Germany’s GSM/UMTS digital network consisted of approximately 17,210 base stations.
Czech Republic and Slovakia — Telefónica O2 Czech Republic and Telefónica O2 Slovakia
Telefónica Europe provides fixed, mobile telephony and pay TV services in the Czech Republic and mobile telephony services in Slovakia, where it launched operations during the first quarter of 2007.
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in the Czech Republic (data excludes Slovakia).

	At December 31,
	2007	2008	2009
	(in thousands)
Fixed telephony accesses (1)	2,069.2	1,893.4	1,770.6
Internet and data accesses	719.1	779.5	848.7
Narrowband accesses	202.4	163.4	137.6
Broadband accesses	509.4	583.7	683.2
Other accesses	7.3	32.4	28.3
Mobile accesses	5,125.4	4,802.1	4,944.6
Pre-Pay accesses (2)	2,881.5	2,282.8	2,130.2
Pay TV accesses	73.2	114.5	137.6

Final clients accesses	7,986.8	7,589.5	7,701.5

Wholesale accesses	110.2	109.5	108.4

Total accesses	8,097.0	7,698.9	7,810.0

(1)	VOIP and naked ADSL accesses are included.

(2)	As of 1 January 2008, the accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	117	121	n.a.
Traffic (million of minutes)	n.a.	7,420	8,232
ARPU (in euros)	18.9	22.8	19.3
The mobile penetration rate in the Czech Republic based on registered customers increased to 133% at September 30, 2009, 2 percentage points higher than the penetration rate at December 31, 2008.
Telefónica O2 Czech Republic’s fixed telephony accesses decreased by 6.5% to 1.8 million accesses at December 31, 2009 from 1.9 million accesses at December 31, 2008, mainly as the result of fixed-to-mobile substitution.

Telefónica O2 Czech Republic’s broadband accesses increased 17.0% compared to December 31, 2008 to 0.7 million accesses at December 31, 2009. The IPTV customer base increased 20.2% to 0.1 million accesses at December 31, 2009. These increases are primarily as a result of increased demand for these services in the Czech Republic.
Telefónica O2 Czech Republic’s mobile accesses increased 3.0% to 4.9 million accesses at December 31, 2009, from 4.8 million accesses at December 31, 2008. Contract accesses accounted for 56.9% of these accesses at December 31, 2009, up from 52.5% at December 31, 2008. The number of pre-pay accesses decreased to 43.1%, to 2.1 million accesses at December 31, 2009 from 2.3 million accesses at December 31, 2008.
ARPU decreased to €19.3 in 2009 from €22.8 in 2008 (a reduction of 10.5% in local currency). Pre-pay ARPU decreased to €8.5 in 2009 from €11.4 in 2008 (a reduction of 21.9% in local currency), primarily due to customers optimizing their tariffs and calling patterns. Contract ARPU decreased to €28.2 in 2009 from €33.5 in 2008 (a decrease of 12.0% in local currency), primarily due to MTR cuts (22.7% year-on-year approximately) and customers optimizing their spending. Traffic carried in 2009 increased 11.0% to 8,232 million minutes compared to 7,420 million minutes in 2008.
Regarding marketing, during 2009 the dominant mobile proposition of Telefónica O2 Czech Republic remained the “O2 Neon tariffs” launched in 2008, which are designed to stimulate traffic through a simplified, flat tariff structure. In 2009 a new concept was launched in fixed segment, called “O2 Home”, where subscribers can purchase DSL packages without the need to have a fixed line. Within the “O2 Home” offering are options to subscribe for bundled products, including mobile broadband, mobile tariffs and IPTV at more advantageous prices.
In terms of competition, there are currently two other primary competitors in the Czech Republic mobile telecommunications market, Vodafone Czech Republic, which is owned by Vodafone plc, and T-Mobile, which is part of Deutsche Telecom AG.
Telefónica O2 Czech Republic had an estimated mobile market share of approximately 38.9% at September 30, 2009 compared to approximately 38.6% at December 31, 2008, based on number of mobile accesses.
The fixed telephony market in the Czech Republic consists of six large operators and a number of other smaller providers. In voice the major competitors are U:fon, UPC and other cable operators which also provide integrated voice, Internet and pay TV offers. Internet service is offered by all major mobile operators as well as a large volume of WiFi providers. Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.
In respect to network and technology, Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/GPRS standard. The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its customers to make and receive calls in more than 200 countries worldwide.
At December 31, 2009, Telefónica O2 Czech Republic’s GSM/UMTS digital network consisted of 4,786 base stations.
Slovakia
At December 31, 2009, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.6 million accesses, an increase of 69.9% compared to December 31, 2008. Contract accesses accounted for 35.4% of these accesses at December 31, 2009 compared to 30.4% at December 31, 2008. Throughout 2009 Telefónica O2 Slovakia continued with “O2 Fér” plan, a simple tariff which unifies pre-pay and contract rates and offers SIM-only products without a handset subsidy.

In 2009, Telefónica O2 Slovakia continued to roll out its own network infrastructure, and by December 31, 2009 the company had 917 base stations, which fulfilled its license conditions.
Ireland — Telefónica O2 Ireland
The following tables present, at the dates or for the periods indicated, selected statistical data relating to our operations in Ireland:

	At December 31,
	2007	2008	2009
	(in thousands)
Total mobile accesses	1,646.1	1,727.7	1,714.3
Pre-pay accesses	1,090.9	1,084.6	1,022.5

	Year ended December 31,
	2007	2008	2009
MOU (minutes)	248	245	n.a.
Traffic (million of minutes)	n.a.	4,867	4,672
ARPU (in euros)	45.9	43.2	39.6
The mobile penetration rate in Ireland decreased to 117% at September 30, 2009, 4 percentage points lower than the penetration rate at December 31, 2008.
Telefónica O2 Ireland had net losses of 13 thousand mobile accesses in 2009. Telefónica O2 Ireland’s customer base, in terms of mobile accesses, decreased 0.8% from December 31, 2008 to 1.7 million mobile accesses at December 31, 2009.
Telefónica O2 Ireland had net adds of 49 thousand contract accesses in its mobile business in 2009, a decrease of 44.6% on December 31, 2008.
ARPU decreased by 8.3% in 2009 to €39.6 from €43.2 in 2008. Contract ARPU decreased 14.6% to €62.0 in 2009 from €72.5 in 2008 due to a different price plan mix. Pre-pay ARPU decreased by 5.7% in 2009 to €25.5 in 2009 from €27.0 in 2008. Traffic carried in 2009 decreased 4.0% to 4,672 million minutes compared to 4,867 million minutes in 2008 primarily due to voice to text substitution.
Regarding the market, during 2009, Telefónica O2 Ireland continued to be the exclusive provider of the iPhone, with the new version 3G having been launched in June. The second half of the year saw the launch of the new Telefónica O2 Ireland exclusive Palm Pre phone, and pre-pay mobile internet.
In terms of competition, there are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Eircom, and 3 Ireland, which is part of Hutchison Wampoa.
Telefónica O2 Ireland had an estimated market share of the Irish mobile market of approximately 33.0% at September 30, 2009 compared to approximately 32.5% at December 31, 2008 based on number of mobile accesses.
With respect to network and technology, Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.
At December 31, 2009, Telefónica O2 Ireland’s GSM/UMTS digital network consisted of approximately 1,692 base stations.

INFORMATION BY BUSINESS LINE
Other companies
Atento — Call Center Business
Atento offers integrated telephone assistance services as well as sophisticated customer relationship management services, such as the development and implementation of customer loyalty programs, telemarketing services and market research. In addition, Atento rents call centers and provides staff for such centers to third parties. Atento has sought to diversify its client base and serves companies in the financial, consumer and energy sectors, as well as public institutions. At December 31, 2009, Atento operated more than 100 call centers and had 132,256 call center personnel in 15 countries on three continents, including Europe (Spain and Czech Republic), America (Latin America) and Africa (Morocco).
Atento’s revenues increased by 1.6% to €1,321 million in 2009 from €1,301 million in 2008. The increase in revenues was primarily driven by an increase in the activity of our main customers, Telefónica and BBVA, and in the activity of the financial sector in Brazil.
Regarding expenses, Atento’s expenses increased 4.4% to €1,169 million in 2009 from €1,120 million in 2008 primarily due to the increase in structural costs from the leasing of capacity associated with revenues and the increase of personnel expenses in many Latin American countries, where the majority of Atento’s employees are allocated.
As a result of the foregoing, Atento’s OIBDA decreased 17.4% to €154 million in 2009 from €186 million in 2008, due to margin shrinkage and higher personnel expenses.
Finally, Atento’s operating income decreased 20.9% to €122 million in 2009 from €154 million in 2008.

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica remains firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. Through the introduction of new technologies and the development of new products and business processes, we see to become a more effective, efficient and customer-oriented Group.
Telefónica has developed an open innovation model for the management of technological innovation that helps to improve the application of the results of technical research in the commercial services, focusing on certain applied research activities aligned with Telefónica’s strategy. This model fosters open innovation initiatives such as the creation of a venture capital fund, business collaboration forums, etc. It also promotes the use of knowledge developed at technology centers, universities and start-ups, for example, and encourages innovation in collaboration with other agents that will become “technology partners,” including customers, universities, public administrations, suppliers, content providers and other companies.
We believe that we cannot rely solely on acquired technology in our quest to differentiate our products from those of our competitors and to improve our market positioning. We also believe that it is important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities. Our R&D policy is designed to:
•	develop new products and services in order to win market share;
•	boost customer loyalty;
•	drive revenue growth;
•	enhance management;
•	improve business practices; and
•	increase the quality of our infrastructure services to improve customer service and reduce costs.
In 2009, the technological innovation projects undertaken were focused on profitable innovation, process efficiency, customer satisfaction, consolidation of new markets and technological leadership. Our technological innovation activities were closely integrated, especially in our strategy of creating value through broadband, IP networks, wireless communication networks and new generation fiber optic networks and services.
In 2009, projects were undertaken to promote the information society, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These lines of initiative, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
In 2009, we developed new operational and business support systems and improved existing systems.

Most of our R&D activities are carried out by our subsidiary Telefónica Investigación y Desarrollo, S.A.U., (Telefónica I+D), which works principally to benefit the businesses. In performing its duties, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs. Telefónica I+D provides technical assistance to all the Group’s businesses in Latin America and Europe. Telefónica I + D’s activities include:
•
development of new fixed telephony products and services, with special emphasis on the value added services such as broadband, the digital home, mobile communications and internet services for the general public, corporate customers and the mobile television and the multimedia sectors;

•
development of new communication tools for communities, telemedicine, remote home/business monitoring and new infrastructure for the provision of these services, such as IP protocols and new generation networks such as fiber optic;

•
development of innovative solutions for the real-time provisioning of network, and the operation and billing of our networks and services. This activity includes the management systems designed to strengthen the infrastructure and its quality level;

•	development of business support systems, including customer profiling to provide innovative and tailor-made solutions;
•	applied research to undertake, understand and develop the opportunities presented by emerging technologies for our various businesses.
In 2009, approximately 41% of Telefónica I+D’s initiatives benefited businesses located in Spain, 33% for Latin American businesses, 13% for Telefónica (essentially the corporate innovation plan including projects co-sponsored by two or more business units with a medium to long term horizon), 6% was dedicated to Telefónica Europe and 7% to Telefónica’s external customers.
At December 31, 2009, Telefónica I+D had 1,221 employees. Qualified professionals from 84 companies and over 50 universities also collaborated on its projects.
Our research and development costs amounted to 594 million, 668 million and 693 million euros in 2007, 2008 and 2009, respectively, representing 1.1%, 1.2% and 1.2% of our consolidated revenue in these three years, respectively. These figures were calculated using OECD measurement guidelines. These guidelines include R&D costs that, due to the timing of projects and/or accounting classification criteria, are not included in their entirety in the consolidated statement of financial position.
Telefónica registered 57 patents in 2009, of which 48 were registered with the Spanish patent office and the remaining nine with patent offices in Europe or the US.

FINANCING
The main financing transactions undertaken in 2009 are the following:
•
On February 13, 2009, Telefónica, S.A. executed, with a group of participating banks in the 6,000 million euro syndicated line of credit dated June 28, 2005 maturing on June 28, 2011, an extension of 4,000 million euros, rescheduling 2,000 million euros for 2012 and another 2,000 million euros for 2013.

•
Under Telefónica Emisiones, S.A.U.’s European Medium Term Note (“EMTN”), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 6,482 million euros, with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
02-03-09	02-03-14	2,000,000,000	EUR	5.431%
04-01-09	04-01-16	1,000,000,000	EUR	5.496%
06-03-09	04-01-16	500,000,000	EUR	5.496%
06-02-09	06-02-15	400,000, 000	EUR	3-month Euribor + 1.825%
11-10-09	11-11-19	1,750,000,000	EUR	4.693%
12-10-09	12-09-22	650,000,000	GBP	5.289%
12-23-09	12-23-14	100,000,000	EUR	3-month Euribor + 0.70%
•
Under Telefónica Emisiones, S.A.U.’s debt issue program registered with the United States Securities Exchange Commission (SEC), Telefónica, S.A. guaranteed the issues of debt instruments for a global amount equivalent to 2,250 million US dollars (equivalent to approximately 1,562 million euros), with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
07-06-09	07-15-19	1,000,000,000	USD	5.877%
07-06-09	01-15-15	1,250,000,000	USD	4.949%
•	On April 15, 2009, Telefónica Chile issued bonds worth 5 million Chilean UF (equivalent to approximately 143 million euros), with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
04-15-09	04-01-14	5,000,000	UFC	3.50%
•	On October 15, 2009, Vivo Participações, S.A issued debentures for a global amount of 320 million Brazilian reais (equivalent to 128 million euros), with the following features:

Issue date	Maturity date	Amount (nominal)	Currency of issue	Coupon
10-15-09	10-15-19	320,000,0000	BRL	112% CDI until 10/15/13 (1)

(1)	Date of renegotiation of certain conditions

RATING AGENCIES

Short-term
Rating agency	Long-term debt	debt	Outlook	Date of latest review
JCR	A	—	Stable	December 17, 2008
Standard & Poor’s	A-	A-2	Stable	December 2, 2008
Fitch	A-	F-2	Stable	November 25, 2008
Moody’s	Baa1	P-2	Positive	February 17, 2009
At December 31, 2009, Telefónica, S.A.’s long-term debt was rated A-/stable outlook by Fitch, A/stable outlook by JCR, Baa1/positive outlook by Moody’s and A-/stable outlook by Standard & Poor’s.
The main changes in Telefónica’s long-term credit ratings and outlook in 2009 were as follows:
On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating and changed the outlook to positive from stable, reflecting the agency’s expectation that, going forward, Telefónica would sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.
On December 17, 2008, Japanese rating agency JCR upgraded its credit rating for Telefónica, S.A. to A/stable outlook, due to the operator’s lower leverage, underpinned by its strong profitability and cash flow generation ability, in turn a reflection of its prominent position in its home market and healthy revenue growth in Latin America.
On December 2, 2008, Standard & Poor’s upgraded its rating of Telefónica, S.A. from BBB+/positive outlook to A-/stable outlook. The upgrade reflected ongoing deleveraging in recent years, Telefónica’s robust and well-diversified revenue mix and its sustained capacity for significant cash flow generation.
On November 25, 2008, Fitch upgraded its rating from BBB+/positive outlook to A-/stable outlook. The upgrade was warranted by the Telefónica Group’s financial and operating profile which, in the opinion of Fitch, placed the operator comfortably within the A- notch, due to the Group’s scale, diversification, revenue growth profile and free cash flow generation, which compared favorably with the equivalent parameters of Deutsche Telekom and France Telecom, the two similarly rated European incumbents that are most comparable to Telefónica. Telefónica, S.A.’s leverage (net debt plus financial commitments/OIBDA), which stood at 2.0x at September 30, 2008, at the lower end of the targeted range of 2.0x to 2.5x, was key to the rating upgrade.

TRANSACTIONS WITH TREASURY SHARES
At December 31, 2009, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share		Market Value
		Acquisition	Trading	Millions of
	No. of shares	price	price	euros	%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%
Telefónica S.A. owns the only treasury shares in the Group. No other Group company owns any Telefónica treasury shares.
In 2009, 2008 and 2007 the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at 12/31/06	75,632,559

Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(147,633,912)

Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at 12/31/09	6,329,530

The amount paid to acquire treasury shares in 2009 was 1,005 million euros (2,225 million and 2,324 million euros in 2008 and 2007, respectively).
At December 31, 2009, the Group held call options on 150 million treasury shares, and at December 31, 2008, put options on 6 million treasury shares.

RISKS AND UNCERTAINTIES FACING THE COMPANY
The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most important, but not the only ones we face.
Group related risks
• Country risk (investments in Latin America). At December 31, 2009, approximately 35.7% of the Group’s assets were located in Latin America. In addition, around 40.6% of its revenues from operations for 2009 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;
•
the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;
•	governments may impose burdensome taxes or tariffs;
•	political changes may lead to changes in the economic conditions and business environment in which it operates; and
•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to the Group’s subsidiaries in that country, notably the level of inflation reached in 2009, the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and the devaluation of the Bolivar fuerte on January 8, 2010. As a result, in accordance with IFRS, Venezuela had to be considered a hyperinflationary economy in 2009, which has had a series of impacts on the Group’s consolidated financial statements for 2009 and will on 2010. A more detailed description of this issue is included in Note 2 to the Telefónica Group’s 2009 financial statements.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates in these countries.

• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange-rate and interest-rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results or operations and cash flow. Finally, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.
In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. A loss of customers or a reduction in purchases by its current customers decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect its ability to meet its growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, as well as the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moverover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If its ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business.
The current situation of financial markets in terms of liquidity, cost of credit and volatility has improved since the second half of 2008 and during 2009. However, there are still uncertainties surrounding the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. which could affect the normal development of financial markets. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.

In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.
The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.
• Risks associated with relationships with venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., which is jointly controlled by the Group and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”). Since it has less than a controlling interest in this joint venture, Telefónica does not have absolute control over the venture’s operations. As a result, there is an inherent risk for management or operational disruptions whenever an agreement between the Company and its partners arises in terms of a deadlock of the management or the possible operations.
Therefore, Telefónica must cooperate with Portugal Telecom to implement and expand its business strategies and to finance and management the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from its interest in this joint venture, such as economies of scale and opportunities to achieve potential synergies and cost savings.
Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services or features;
•	develop and deploy more rapidly new or improved technologies, services and products;
•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. Depending on whether the Company has a dominant position or not in these markets, the regulations in some countries are particularly strict. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.
Furthermore, they could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where itit operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.
Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by June 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.
This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that are not integrated. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.

Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.
The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group cannot guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increase coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.

Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and, albeit to a lesser extent, the related cost of obtaining this capacity could have an adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.
• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.
• Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow. While the Telefónica Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment changes in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.
Other risks
Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

TREND EVOLUTION
We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. In addition, our holdings in China Unicom and Telecom Italia create opportunities for strategic alliances that reinforce our competitive position, scale and efficiency.
Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate. The continuing recession in Spain, according to Spanish Ministry of Finance stability program 2009-13, and uncertainty about an economic recovery elsewhere may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.
As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.
Our mobile operations in a number of countries may rely on spectrum availability. Failure to obtain sufficient or adequate spectrum coverage or at all could have a material adverse impact on the quality of our services and on our ability to provide new services, adversely affecting our business, financial condition, results of operations and cash flow.
We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, having an impact on tariff structures, consumption, market share and commercial activity, which could result in decreases in current and potential customers, revenues and profitability.
However, we are in a strong competitive position in most of the markets where we operate. We intend to continue to seek and take advantage of growth opportunities, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. We seek to lead the industry by anticipating trends in the new digital environment.
We will continue transforming our operating model to increase our operational efficiency and capture the synergies arising from our integrated approach to businesses, processes and technologies and will maintain a regional approach to tackle this transformation more efficiently. At the same time, we will continue to be strongly committed to technological innovation as a key tool for achieving sustainable competitive advantages, anticipating market trends and differentiating our products. We continually seek to become a more efficient and customer-oriented Group, by introducing new technologies and developing new products and business processes.

In Spain, we will continue to intensify our commercial focus on offering higher quality services, by increasing the effectiveness of our sales channels and further improving our networks to increase customer satisfaction. We will seek to strengthen relations with our customers through targeted commercial offerings. We will boost mobile and fixed broadband growth and bundling services more effectively, taking into account the different geographical areas. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes.
In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we continue to further improve the capacity and coverage of our networks, adapting our distribution network to enhance the quality of our offer both in voice and data in order to keep and attract high value customers. With regard to the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. We will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.
In Europe, customers will remain at the center of our strategy and management priorities in the region. With the objective of offering our customers the best value, we will boost the mobile and fixed broadband services to strengthen our market position. Various initiatives will be implemented to improve our operating efficiency.
In summary, in the context of continued economic uncertainty, intense competition and regulatory pressure on pricing, Telefónica will continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

EVENTS AFTER THE REPORTING PERIOD
Significant events affecting Telefónica taking place from December 31, 2009 to the date of preparation of these consolidated financial statements include:
Financing
a)	Maturity of debentures and bonds
On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program (EMTN) registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.
b)	Voluntary early redemptions:
The following issues were redeemed voluntarily before maturity in the early months of 2010:
•
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011 by one year for 2,000 million euros and two years for the other 2,000 million euros.

•	Similarly, on February 11, 2010, Telefónica, S.A. made a voluntary repayment of 500 million euros on the same loan.
c)	Financing of Telco
On January 11, 2010, Telco S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.
In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.
The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.
d)	Financing of ECAs
On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 million US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

Devaluation of the Venezuelan Bolivar fuerte
Regarding the devaluation of the Venezuelan Bolivar fuerte on January 8, 2010 (see Note 2), the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Finally, on January 19, the Venezuelan authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years (see Note 16).
Fulfillment of commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH
On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.
Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A.
Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.
The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).
This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.
Acquisition of JAJAH
In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe plc, acquired 100% of the shares of JAJAH, the leading communications innovator, for 145 million euros.

DISCLOSURES REQUIRED UNDER ARTICLE 116.BIS OF THE SPANISH SECURITIES MARKET LAW
Disclosures required under Article 116.bis of the Spanish Securities Market Law:
a.- Capital structure.
At December 31, 2009, the share capital of Telefónica was 4,563,996,485 euros, represented by 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company Bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2009, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union:

	Total		Direct shareholding		Indirect holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	5.54	252,999,646	5.54	252,999,646	0.00	0

la Caixa (2)	5.17	235,973,505	0.01	253,024	5.16	235,720,481

Capital Research and Management Company (3)	3.16	144,578,826	0	0	3.16	144,578,826

Blackrock, Inc. (4)	3.88	17,257,649	0	0	3.88	177,257,649

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2009 Annual Report on Corporate Governance at December 31, 2009.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2009 for the 2009 Annual Report on Corporate Governance. The 5.16% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

(3)	According to notification sent to the Spanish national securities commission, the CNMV, dated May 20, 2009.

(4)	According to notification sent to the Spanish national securities commission, the CNMV, dated February 4, 2010.

d.- Restrictions on voting rights.
According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
In accordance with the provisions of article 112, section 2 of the Securities Market Law 24/1988, of July 28, on October 22, 2009, the Company notified the CNMV in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not, while the strategic alliance agreement is effective, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertakes not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). At the same time, both parties have assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s Bylaws.
Appointment, reappointment and ratification.
Telefónica’s Bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with Spanish Corporation Law and the Company Bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in the discharge of their duties during their period in office.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors, by the corresponding proposal by the committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of June 23, 2009, the Board of Directors was authorized, in accordance with articles 75 and following of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed the maximum legal percentage at any time (currently 10% of Telefónica’s share capital).
h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.

In general, the contracts of Executive Directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director or director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED LIMITED COMPANIES

ISSUERS’S IDENTIFICATION DETAILS	DATE OF FINANCIAL YEAR END: 12/31/09
TAX ID CODE: A28015865
Company name: TELEFÓNICA, S.A.

ANNUAL CORPORATE GOVERNANCE REPORT FOR
LISTED LIMITED COMPANIES
For a better understanding of the model and its subsequent preparation, please read the instructions provided at the end before filling it out.
A	OWNERSHIP STRUCTURE
A.1	Complete the following table on the company’s share capital.

Date of last			Number of
modification	Share capital (€)	Number of shares	voting rights
12/28/09	4,563,996,485.00	4,563,996,485	4,563,996,485
Indicate whether different types of shares exist with different associated rights.
No
A.2	List the direct and indirect holders of significant ownership interests in your organisation at year-end, excluding directors:

Name or corporate	Number of direct	Number of indirect	% of total
name of shareholder	voting rights	voting rights (*)	voting rights

Banco Bilbao Vizcaya Argentaria, S.A.	252,999,646	0	5.543

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	253,024	235,720,481	5.170

Capital Research and Management Company	0	144,578,826	3.168

Blackrock, Inc.	0	177,257,649	3.884

Name or corporate	Through: name or
name of indirect	corporate name of	Number of direct	% of total voting
shareholder	direct shareholder	voting rights	rights
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	235,720,481	5.165
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.884

Indicate the most significant movements in the shareholder structure during the year.
A.3	Fill in the following tables on company directors holding voting rights through company shares:

Name or
corporate name of	Number of direct	Number of indirect	% of total voting
director	voting rights	voting rights (*)	rights
Mr. César Alierta Izuel	3,966,186	78,000	0.089
Mr. Isidro Fainé Casas	434,021	0	0.010
Mr. Vitalino Manuel Nafría Aznar	11,300	0	0.000
Mr. Julio Linares López	251,394	1,840	0.006
Mr. Alfonso Ferrari Herrero	571,364	18,999	0.013
Mr. Antonio Massanell Lavilla	2,286	0	0.000
Mr. Carlos Colomer Casellas	564	63,190	0.001
Mr. David Arculus	10,500	0	0.000
Mr. Francisco Javier de Paz Mancho	26,115	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
Mr. José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
Mr. José María Abril Pérez	300	18,402	0.000
Mr. José María Álvarez-Pallete López	196,835	1,036	0.004
Mr. Luiz Fernando Furlán	4,100	0	0.000
Ms. María Eva Castillo Sanz	58,450	0	0.001
Mr. Pablo Isla Álvarez de Tejera	8,601	0	0.000
Mr. Peter Erskine	69,259	0	0.002

% of total voting rights held by the Board of Directors	0.139
Complete the following tables on share options held by directors:

Name or
Corporate		Number of		% of total
name of	Number of	indirect share	Equivalent number	Voting
director	direct share options	options	of shares	rights
Mr. César Alierta Izuel	438,773	0	438,773	0.010
Mr. César Alierta Izuel 2	10,200,000	0	0	0.223
Mr. Julio Linares López	289,190	0	289,190	0.006
Mr. Alfonso Ferrari Herrero	485,000	0	0	0.011
Mr. Carlos Colomer Casellas	50,982	0	0	0.001
Mr. José María Álvarez- Pallete López	199,810	0	199,810	0.004
A.4
Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities:

A.5
Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.
Joint shareholding with Telefónica, S.A. in Mobipay Internacional, S.A.

A.6 Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes
% of share capital affected:
0.87%

Breif description of the agreement:
In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28, on October 22, 2009, the Company notified the Spanish national securities commission, the CNMV, in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per this article. By virtue of these clauses, Telefónica may not offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited, while the strategic alliance agreement is in force. In addition, China Unicom (Hong Kong) Limited undertakes not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). At the same time, both parties have assumed similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.
This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.
Members of the shareholder’s agreement:
China Unicom (Hong Kong ) Limited
Telefónica, S.A.
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
No
Expressly indicate any amendments to or termination of such agreements or concerted actions during the year:
A.7
Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify:

No
A.8	Complete the following tables on the company’s treasury shares:
At year-end:

Number of shares	Number of shares held indirectly	% of total
held directly	(*)	share capital
6,329,530	0	0.139
(*) Through:

Total:	0

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	% of total share capital
07/06/09	53,374,599	0	1.136

Gain/(loss) on treasury shares sold during the year (thousands of euros)	102
A.9
Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorising the Board of Directors to purchase and/or transfer the treasury shares.

At the General Shareholders’ Meeting of Telefónica of June 23, 2009, shareholders renewed the authorization granted, by the General Shareholders’s Meeting itself, on April 22, 2008 for the derivative acquisition of treasury shares, either directly or through Group companies, in the terms literally transcribed below:
“To authorize, pursuant to the provisions of Section 75 et seq. and the first additional provision, paragraph 2, of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. – either directly or through any of the subsidiaries of which it is the controlling company- at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.
The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
“Such authorization is granted for a period of 18 months as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.
To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by Ordinary General Shareholders Meeting of the Company on April 22, 2008.”

A.10
Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:
No

Maximum percentage of legal restrictions on voting rights a shareholder can exercise	0
Indicate whether there are any restrictions included in the bylaws on exercising voting rights.
Yes

Maximum percentage of restrictions under the company’s bylaws on voting rights a shareholder can exercise	10.000
Description of restrictions under law or the company’s bylaws on exercising voting rights
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Indicate if there are any legal restrictions on the acquisition or transfer of share capital:
No
A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.
No
If applicable, explain the measures adopted and the terms under which these restrictions may be lifted:

B	COMPANY MANAGEMENT STRUCTURE
B.1	Board of directors
B.1.1.	List the maximum and minimum number of directors included in the bylaws.

Maximum number of directors	20
Minimum number of directors	5
B.1.2.	Complete the following table with board members’ details:

Name or corporate		Position on the	Date of first	Date of last	Election
name of director	Representative	board	appointment	appointment	procedure
Mr. César Alierta Izuel	—	Chairman	01-29-1997	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	01-26-1994	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Vitalino Manuel Nafría Aznar	—	Vice Chairman	12-21-2005	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Operating Officer	12-21-2005	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	03-28-2001	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	04-21-1995	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	03-28-2001	06-21-2006	Vote at General Shareholders’ Meeting
Mr. David Arculus	—	Director	01-25-2006	06-21-2006	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	12-19-2007	04-22-2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	04-12-2002	05-10-2007	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	02-26-2003	04-22-2008	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Director	07-25-2007	04-22-2008	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	07-26-2006	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	01-23-2008	04-22-2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	01-23-2008	04-22-2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	04-12-2002	05-10-2007	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	01-25-2006	06-21-2006	Vote at General Shareholders’ Meeting

Total number of directors	17

Indicate any Board members who left during this period.

Name or corporate	Status of the director	Leaving
name of director	at the time	date
—	—	—
B.1.3.	Complete the following tables on Board members and their respective categories:
EXECUTIVE DIRECTORS

Name or corporate name	Committee proposing	Post held in
of director	appointment	the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America

Total number of executive directors	3
% of the board	17.647
EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name
of significant shareholder
Name or corporate name	Committee proposing	represented or proposing
of director	appointment	appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4
% of the board	23.529

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. David Arculus	Graduate in Engineering and Economics. Director of Telefónica Europe, Plc. and Pearson, Plc. Chairman of Numis, Plc.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. María Eva Castillo Sanz	Degrees in Business, Economics and Law. Previously Head of Merrill Lynch’s Private Banking operations in Europe, the Middle East, & Africa (EMEA).
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the board	47.059
OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the board	11.765

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Company, executive or
shareholder with
Name or corporate		whom the relationship
name of director	Reasons	is maintained
Mr. Peter Erskine	On December 31, 2007, Peter Erskine resigned in the performance of his executive duties at Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other external Directors” category.	Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda	Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.	BBVA Bancomer México, S.A. de C.V.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never had an executive role.

• He is the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.
List any changes in the category of each director which have occurred during the year.

Name or corporate name
of director	Date of change	Previous type	Current type
—	—	—	—

B.1.4.	Explain, if applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:
Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:
No
B.1.5.
Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

No
B.1.6.	Indicate what powers, if any, have been delegated to the Chief Executive Officer(s):
•	Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company By-Laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

•	Mr. Julio Linares López – Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company By-Laws or by the Regulations of the Board of Directors.

B.1.7.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name	Corporate name of the
of director	group company	Post
Mr. Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles Chile, S.A.	Director
Mr. David Arculus	Telefónica Europe, Plc.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. José María Álvarez-Pallete López	Brasilcel, N.V.	Chairman of Supervisory Board
	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica Chile, S.A.	Acting Director
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Chile, S.A.	Acting Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
Mr. Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica Internacional, S.A.U.	Director
Mr. Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8.
List any company board members who likewise sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name
of director	Name of listed company	Post
Mr. Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
	Repsol YPF, S.A.	2nd Vice Chairman
Mr. Vitalino Manuel Nafría Aznar	Metrovacesa, S.A.	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	Chairman
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
Mr. Pablo Isla Álvarez de Tejera	Inditex, S.A.	Vice Chairman-CEO
B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29.2 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In relation with Recommendation 8 of the Unified Code, indicate the company’s general policies and strategies that are reserved for approval by the Board of Directors in plenary session:

Investment and financing policy	Yes

Design of the structure of the corporate group	Yes

Corporate governance policy	Yes

Corporate social responsibility policy	Yes

The strategic or business plans, management targets and annual budgets	Yes

Remuneration and evaluation of senior officers	Yes

Risk control and management, and the periodic monitoring of internal information and control systems	Yes

Dividend policy, as well as the policies and limits applying to treasury stock	Yes
B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year:
a)	In the reporting company:

Concept	In thousand €
Fixed remuneration	8,685
Variable remuneration	6,930
Attendance fees	252
By-law stipulated remuneration	0
Share options and/or other financial instruments	3,417
Other	2,126
TOTAL	21,410

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	18
Pension funds and plans: obligations	0
Life insurance premiums	81
Guarantees issued by the company in favour of directors	0

b)	For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	In thousand €
Fixed remuneration	3,135
Variable remuneration	1,128
Attendance fees	0
By-law stipulated remuneration	0
Shares options and/or other financial instruments	1,094
Other	358
TOTAL	5,715

Other benefits	In thousand €
Advances	0
Loans	0
Pension funds and plans: Contributions	8
Pension funds and plans: obligations	0
Life insurance premiums	13
Guarantees issued by the company in favor of directors	0
c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	16,923	3,959
External proprietary	1,209	0
External independent	2,706	1,253
Other external	572	503
Total	21,410	5,715
d)	Remuneration as percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousand €)	27,125
Total remuneration received by directors/profit attributable to parent company (%)	0.3

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Santiago Fernández Valbuena	General Manager of Finance and Corporate Development
Mr. Luis Abril Pérez	Technical General Secretary to the Chairman
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Mr. Calixto Ríos Pérez	Internal Auditing Manager
Mr. Guillermo Ansaldo Lutz	Chairman Telefónica Spain
Mr. Matthew Key	Chairman Telefónica Europe

Total remuneration received by senior management (in thousand €)	16,372
B.1.13
Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorising clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes
B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the bylaws.
Process for establishing board members’ remuneration and any relevant clauses in the By-laws
Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board Advisory or Control Committees, and fees for attending meetings of the Board of Directors and the advisory or control committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the By-Laws, within the limits approved by the General Shareholders Meeting, and following a report of the Nominating, Compensation and Corporate Governance Committee.
In accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the compensation policy for Directors and decisions on the compensation of Directors.
The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors, , the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors, , the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of shares or of shares options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of such compensation system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Indicate whether the board has reserved for plenary approval the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes
Directors’ remuneration, and, in the case of executive directors, the additional remuneration for their executive functions and other contract conditions.	Yes
B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:
Yes

The amount of the fixed components, itemised where necessary, of Board and Board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes
Variable components	Yes
The main characteristics of pension systems, including an estimate of their amount or annual equivalent cost.	Yes
The conditions that the contracts of executive directors exercising executive functions shall respect	Yes
B.1.16.
Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:

No

Role of the Remunerations Committee
•	To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The annual report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Objectives of the compensation policy

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Trend of compensation.

•	Process for the preparation of the compensation policy.

Have external consultancy firms been used?	Yes
Identity of external consultants	ODGERS BERNDTSON
B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name	Name or corporate name of
of director	significant shareholder	Post
Isidro Fainé Casas	Caja de Ahorros y Pensiones de	Chairman of Criteria CaixaCorp, S.A.
	Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de	Director of Bousorama, S.A.
	Barcelona, “la Caixa”	Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Port Aventura Entertainment, S.A.
Director of e-la Caixa 1, S.A.
Director of Mediterranea Beach & Golf Resort, S.L.
Director of Serveis Informátics de la Caixa, S.A. (SILK)
José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of
Name or company name of	significant shareholder with
director with relationship	relationship	Description of relationship
Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Retail Banking Manager for Spain and Portugal.
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:
No
B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.
Appointment
Telefónica’s By-Laws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the LSA and the Company By-Laws, provisionally co-opt Directors to fill any vacancies.
The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s By-Laws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. It addition, the Board shall ensure that the total number of independent Directors represents at least one-third of the total number of members of the Board.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors shall hold office for a term of five years, and may be re-elected one or more times of equal terms of office.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Evaluation
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal
Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.
The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.
The removal of independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the company’s capital structure.
B.1.20.	Indicate the cases in which directors must resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
The conditions listed above under Recommendation “Removal” must also be taken into consideration.
B.1.21
Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes
Measures for reducing risk
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must always act in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting and by the Board of Directors and its Committees.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene Board Meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.
No
B.1.22	Are qualified majorities, other than legal majorities, required for any type of decisions?
No
Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions:

Description of resolution	Quorum	Type of Majority
All resolutions	Personal or proxy attendance of one half plus one of all Directors (50.01%).	Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company By-Laws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, such Direct have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Indicate whether the Bylaws or the regulations of the Board of Directors establish an age limit for directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for directors
—	—	—
B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:
No

Maximum number of years in office	—
B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation.
Explanation of reasons and initiatives
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on the April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile:
Yes
Indicate the main procedures
In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors .
B.1.28	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as the extent practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance:

Number of Board meetings	13
Number of Board meetings held in the absence of its chairman	0
Indicate how many meetings of the various Board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	18
Number of meetings of the Audit and Compliance Committee	10
Number of meetings of the Appointments and Remunerations Committee	9
Number of meetings of the Appointments Committee	0
Number of meetings of the Remuneration Committee	0
B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	0
% of non-attendances of the total votes cast during the year	0.000
B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:
No
Indicate, if applicable, the person(s) who certified the company’s individual and consolidated financial statements for preparation by the board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.
In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:
1.	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2.
To ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team;

3.	To supervise the internal audit services, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the annual internal audit work plan and the annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, holding ten (10) meetings in 2009.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the management and the Company and its have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.
The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.
B.1.33	Is the secretary of the Board also a director?
No

B.1.34
Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure
In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Appointments Committee notify appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes
Is the Secretary of the Board entrusted in particular with the function of overseeing corporate governance recommendations?
Yes
Remarks
In any case, the Secretary of the Board shall attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the By-Laws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).
B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.
With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof. One of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof.”
In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, where appropriate, appropriate terms of for the hiring thereof, the scope of its professional engagement and revocation or non-renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most relevant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.
In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the external Company Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardize independence of the Company Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.
B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the new audit firm and the previous firm:
No

Outgoing auditor	Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.
No
B.1.37
Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

Yes

	Company	Group	Total
Amount of other non-audit work (in thousand €)	0	54	54
Amount from non-audit work as a % of total amount bill by audit firm	0.000	0.261	0.225

B.1.38
Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No
B.1.39
Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	5	5

	Company	Group
Number of years audited by current audit firm/Number of years the company accounts have been audited (%)	18.5	26.3
B.1.40
List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

	Corporate name of
Name or corporate	the company
name of director	in question	% share	Post or duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman
Mr. David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—
B.1.41	Indicate and give details of any procedures through which directors may receive external advice:
Yes
Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.
The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:
Yes
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information — except in absolutely exceptional cases.
In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.
Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and committee meetings to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43
Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organisation’s name or reputation, tendering their resignation as the case may be:

Yes
Details of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.
B.1.44
Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):

Yes

Name of Director	Criminal proceedings	Remarks
Mr. César Alierta Izuel	Summary Proceedings 7721/2002 Magistrate’s Court no. 32 of Madrid	Ruling dated July 17, 2009 by Section 17 of the Madrid Regional Court absolving César Alierta Izuel
Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.
Yes

Decision	Explanation
May continue	There have been no circumstances that merit the adoption of any action or decision in this regard.

B.2.	Committees of the Board of Directors
B.2.1	Give details of all the committees of the Board of Directors and their members:
NOMINATING, COMPENSATION AND
CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external
AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
HUMAN RESOURCES AND CORPORATE REPUTATION
AND RESPONSIBILITY COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. David Arculus	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Peter Erskine	Member	Other external
STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Other external
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Independent
INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Julio Linares López	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Other external

B.2.2	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process and monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.
Yes
To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes
To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit ; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
Yes
To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.
Yes
To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes
To receive regular information from the external auditor on the progress and findings of the audit programme and check that senior management are acting on its recommendations.	Yes
To ensure the independence of the external auditor.	Yes
In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.	Yes
B.2.3	Describe the organisational and operational rules and the responsibilities attributed to each of the board committees.
International Affairs Committee.
a)	Composition
The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties
Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:
(i)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

(ii)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the International Affairs Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Audit and Control Committee
Pursuant to the provisions set out in Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:
a)	Composition
The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All of the members of such Committee shall be external Directors. When appoint such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 204 of the LSA, as well as, where appropriate, terms of the hiring thereof, the scope of its professional engagement and the revocation or non-renewal of such appointment;

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the annual internal audit work plan and the annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

c)	Operation
The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.
In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.
d)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Audit and Control Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Service Quality and Customer Service Committee
a)	Composition
The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Service Quality and Customer Services Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Strategy Committee
a)	Composition
The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategic Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategic Committee shall prepare an Action Plan detailing the actions to be taken during the year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Strategic Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Innovation Committee
a)	Composition
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Innovation Committee shall be appointed from among its members.
b)	Duties
The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Innovation Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Nominating, Compensation and Corporate Governance Committee
a)	Composition
The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.
b)	Duties
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.
c)	Operation
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
d)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.

Human Resources and Corporate Reputation and Responsibility Committee
a)	Composition
The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.
b)	Duties
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Human Resources and Corporate Reputation and Responsibility Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Regulation Committee
a)	Composition
The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties
Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.
The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
Of the issues dealt with by the Regulation Committee, and as per Article 19 b) 3. of the Regulations of the Board of Directors, the Board of Directors is informed in order to properly exercise its duties.
Executive Commission
a)	Composition
The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.
In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.
b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.
c)	Relationship with the Board of Directors.
The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).
B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
International Affairs Committee	Consultative and Control Committee
Audit and Control Committee	Consultative and Control Committee
Service Quality and Customer Service Committee	Consultative and Control Committee
Strategy Committee	Consultative and Control Committee
Innovation Committee	Consultative and Control Committee
Nominating, Compensation and Corporate Governance Committee	Consultative and Control Committee
Human Resources and Corporate Reputation and Responsibility Committee	Consultative and Control Committee
Regulation Committee	Consultative and Control Committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.
B.2.5
Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Audit and Control Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the By-Laws. These documents are available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Service Quality and Customer Service Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Strategy Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources and Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Committee is also regulated by Article 31 of the By-Laws. These documents are available for consultation on the company website.
B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:
Yes
C	RELATED PARTY TRANSACTIONS
C.1
Indicate whether the board plenary sessions have reserved the right to approve, based on a favourable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

Yes

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	30,660
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management or Partnership agreements	113
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	25,621
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	199,752
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	163
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	4,848
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	293,455
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	1,330
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	7,076
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Repayment or cancellation of loans and finance leases (lessor)	1,550
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits given	236,470
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	364
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	28,881

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	8,000
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	4,284
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	338
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	91,043
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	164,856
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	286,862
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	6,734
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	237,117
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits given	244
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	678,700
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	3,604
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	13,002
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	7,733,279
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	4,361

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	52
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	11,365
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits given	17,111
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	27,241
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments undertaken	21,330
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Financing agreements: capital contributions and loans (lender)	407
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	25,032
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessor)	1,700
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	3,802
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	18
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	44,406

Name or	Name or corporate
corporate name	name of the
of significant	company or its	Nature of the	Type of	Amount
shareholder	group company	relationship	transaction	(in thousand €)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	5
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	1,056
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Financing agreements: capital contributions and loans (lender)	1,292,912
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	616,075
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments undertaken	800,000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	259,919
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits given	10
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	4,578
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance income	11,802
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	2,541

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors:

C.4
List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities:

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to Article 127 of the LSA.

No

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:
•
With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present .

•
With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•
With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?
No
Identify the listed subsidiaries in Spain:
D	RISK CONTROL SYSTEMS
D.1
Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. It therefore monitors this risk using a Corporate Risk Model (based at the time on COSO I), which is becoming the new Risk Management Model (based on COSO II) that will be applied regularly and uniformly across the Group companies. The new Model enables the Company to assess both the impact and the probability of all the risks which may affect the Telefónica Group. As mentioned above, this is based on the systems proposed in the COSO I and COSO II reports (Committee of Sponsoring Organizations of the Treadway Commission), which establish an integrated Internal and Risk Management framework. The new Risk Management Model is currently being rolled out across the various Telefónica Group companies.
One of the features of this Model is that the Group has a map identifying any risks that require specific control and monitoring according to their importance. Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established.
As for the Telefónica Group’s business, it is conditioned by both intrinsic risk factors that affect exclusively the Group, as well as other external factors that are common to businesses of the same sector. The most significant risks, which appear in the Telefónica Group’s consolidated management report, included in the notes to the 2009 consolidated financial statements, are as follows.

Group related risks
•
Country risk (investments in Latin America). At December 31, 2009, approximately 35.7% of the Group’s assets were located in Latin America. In addition, around 40.6% of its revenues from operations for 2009 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in wich it operates, and, therefore our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which it operates; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to the Group’s subsidiaries in that country, notably the level of inflation reached in 2009, the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and the devaluation of the bolivar on January 8, 2010. As a result, in accordance with IFRS, Venezuela had to be considered a hyperinflationary economy in 2009, which has had a series of impacts on the Group’s consolidated financial statements for 2009 and will on 2010. A more detailed description of this issue is included in Note 2 to the Telefónica Group’s 2009 financial statements.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates in this countries.
•
Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange-rate and interest-rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results or operations and cash flow. Finally, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. A loss of customers or a reduction in purchases by its current customers decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect its ability to meet its growth targets.

•
Dependence on external sources of financing. The performance, expansion and improvement of networks, as well as the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Mover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If its ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business.

The current situation of financial markets in terms of liquidity, cost of credit and volatility has improved since the second half of 2008, and during 2009. However, there are still uncertainties surrounding the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. which could affect the normal development of financial markets. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.

In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.

The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.

•
Risks associated with relationships with venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., which is jointly controlled by the Group and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”). Since it has less than a controlling interest in this joint venture, Telefónica does not have absolute control over the venture’s operations. As a result, there is an inherent risk for management or operational disruptions whenever an agreement between the Company and its partners arises, in terms of a deadlock of the management or the possible operations.

Therefore, Telefónica must cooperate with Portugal Telecom to implement and expand its business strategies and to finance and management the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from its interest in this joint venture, such as economies of scale and opportunities to achieve potential synergies and cost savings.

Risks related to our industry
•
Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:

•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. Depending on whether the Company has a dominant position or not in these markets, the regulations in some countries are particularly strict. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.

Furthermore, they could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.

In addition, since the Telefónica Group holds a leading market share in many of the countries where in operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by June 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that are not integrated. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.

In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.
Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment.
•
Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.

The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, , which is usually related to the fulfillment of the commitments that were assumed by the grantee,. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
•
Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhancing its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
•
Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and, albeit to a lesser extent, the related cost of obtaining this capacity could have an adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.

•
Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fair to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.

•
Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulator regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

•
Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow. While the Telefónica Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
•
Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment changes in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.

Other risks
•
Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal...) during the year:
Yes
If so, indicate the circumstances and whether the established control systems worked adequately.
Risk occurred in the financial year
Venezuelan economy

Circumstances that have motivated it
Among other factors, it should be highlighted the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
Effectiveness of the control systems
In accordance with the information appearing in Notes 2 (“Basis of presentation of the consolidated financial statements” and 24 (“Events after the reporting period” of the notes to the consolidated financial statements of Telefónica, S.A. for the year ended December 31, 2009, throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider how it translates the financial statements of investees and the recovery of its financial investments there. These include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•	That the 2008 figures should not be restated.
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from the date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.
•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).
•
The various components in the income statement and statement of cash flows have been adjusted for the general price index from the dates the components were contributed or arose, with a balancing entry in net financial results and an offsetting item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 bolivars per dollar (3.1 bolivars per euro).

The main effects on the Telefónica Group’s consolidated financial statements for 2009 derived from the above are as follows:

Millions of euros
Revenue	267
OIBDA	64
Net profit (loss)	(548)
Translation differences	1,224
Impact on equity	676

In addition, regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.
Finally, on January 19, the Venezuelan authorities announced that they would grant a preferential rate of 2.60 bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years.
D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of duties
Audit and Control Committee
The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company By-Laws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Finance and Corporate Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company By-Laws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.
The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.
E	GENERAL SHAREHOLDERS’ MEETINGS
E.1
Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that	Quorum % other than that established
	established in article 102 of the	in article 103 of the LSA for the special
	LSA for general cases	cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0
E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA:
Yes
Describe how they differ from the rules established under the LSA.
Description of differences
Article 21 of the Company By-Laws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.

In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Act of July 28, 1998 (in the reference to article 42 of the Commercial Code) shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article 21, of the Company Bylaw shall apply to such shares at the time of voting.
E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.
Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.
Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization, operation and duties of the General Shareholders’ Meeting.
E.4	Indicate the measures, if any, adopted to encourage participation by shareholders at General Shareholders’ Meetings.
The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:
*	WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but merely for illustrative purposes, the following:
a)
The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided, however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.

b)	Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c)	The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d)	The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e)	If established, the means and procedures to cast votes from a distance.
f)
Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.
*	SUGGESTIONS MADE BY THE SHAREHOLDERS
As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.
*	PROXY GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5
Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting:

Yes
Details of measures
The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organization and development of the General Shareholders’ Meeting in a single text, the document provides mechanisms to:
•	Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.
•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always act in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).
E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.
In 2009, no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.
E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
			% remote voting
Date of general	% attending in		Electronic
meeting	person	% by proxy	means	Other	Total
06/23/09	0.168	60.463	0.000	0.000	60.631

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

Result
Items on			Votes		of the
agenda	Summary of proposal	Votes in favor	against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2008.	2,629,333,559 (92.17%)	9,622,338 (0.34%)	213,720,882 (7.49%)	Approved
II	Distribution of a dividend to be charged to unrestricted reserves	2,644,991,917 (92.72%)	971,960 (0.03%)	206,712,902 (7.25%)	Approved
III	Approval of an incentive Telefónica, S.A. share purchase plan for employees of the Telefónica Group	2,609,510,504 (91.48%)	36,379,361 (1.28%)	206,786,914 (7.25%)	Approved
IV	Authorization for acquisition of the Company’s own shares, directly or through companies of the Group.	2,649,876,493 (92.89%)	2,230,686 (0.08%)	200,569,600 (7.03%)	Approved
V	Reduction of the share capital through the cancellation of treasury shares.	2,651,153,726 (92.94%)	1,274,760 (0.04%)	200,248,293 (7.02%)	Approved
VI	Re-election of the Auditor for Fiscal Year 2009.	2,642,101,657 (92.62%)	4,504,247 (0.16%)	206,070,875 (7.22%)	Approved
VII	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,652,039,978 (92.97%)	898,877 (0.03%)	199,737,924 (7.00%)	Approved
E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares needed to attend the General Shareholders’ Meetings:
Yes

Number of shares required to attend the General Shareholders’ Meetings	300
E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.
As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:
*	Voting by proxy at the General Shareholders’ Meeting:
•
Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

•
Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

*	Voting instructions:
•
The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting.

*	Proxies:
•
If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

•
In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Act [Ley del Mercado de Valores] in connection with conflict of interest situations.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.
E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes:
No
E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.
Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Indicate the degree of the company’s compliance with Corporate Governance recommendations.
Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.
Explain
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 25 of the By-Laws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 26 of the By-Laws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the listed subsidiary and the other group companies;
b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;
c)	Operations that effectively add up to the company’s liquidation;
Complies
4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;
b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies

7.
The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.
Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:
i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.
ii)	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:
1.	They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2.	They go through at market rates, generally set by the person supplying the goods or services;

3.	Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally, the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies
9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the Company’s largest number of Board committees, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.
Complies

11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
2.	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3, A.2 and A.3
Explain
The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2009, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.17% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.54% of the capital stock.
Applying the proportional criteria established in Article 137 of the LSA (to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of 89,089 million euros at December 31, 2009, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 4,606 million euros, and that of BBVA is 4,936 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 137 of the LSA) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies
14.
The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.
16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42
Complies
17.
When a Company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the Board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee —a post that shall always be given to an independent Director (article 22 of the Regulations)- and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the Board’s actions:
a)	adhere to the spirit and letter of Laws and their implementing regulations, including those issued by regulatory agencies;
b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting , the Board of Directors and others;
c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full Board meeting; the relevant appointment and removal procedures being spelled out in the Board’s regulations.
See section: B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The Board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the Board’s operation;
b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and Chief Executive have carried out their duties;
c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or Board’s regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies

24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The Company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the Company’s expense.

See section: B.1.41
Complies
25.
Companies should organise induction’s programmes for new directors to acquaint them rapidly with the workings of the Company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;
b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the Board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.
b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies
28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;
b)	Directorships held in other companies, listed or otherwise;
c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and;
e)	Shares held in the Company and any options on the same.
Complies
29.	Independent directors should not stay on as such for a continued period of more than 12 years.
See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the Company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26
Complies
32.
Companies should establish rules obliging directors to inform the Board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the Board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.
See sections: B.1.43, B.1.44
Complies

33.
All directors should express clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the Board, director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Not Applicable
35.	The Company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemised, where necessary, of board and board committee attendance fees, with an estimate of the fixed annual remuneration they give rise to;
b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.
ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;
iii)	The main parameters and ground for any system of annual bonuses or other, non cash benefits; and
iv)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.
c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration;
ii)	Notice periods; and
iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the Company or other companies in the group, share options or other share-based instruments, payments linked to the Company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.
See sections: A.3, B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

40.
The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.
The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.
See section: B.1.16
Partially complies
At the Company’s Ordinary General Shareholders’ Meeting, the annual report regarding the Director compensation policy is given to shareholders for information purposes. In addition, this Report is available to shareholders from the date of publication of the call for the General Shareholders’ Meeting.
41.	The notes to the Annual Accounts should list individual directors’ remuneration in the year, including:
a)	a breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;
ii)	Additional compensation for acting as chairman or member of a board committee;
iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;
iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;
v)	Any severance packages agreed or paid;
vi)	Any compensation they receive as directors of other companies in the group;
vii)	The remuneration executive directors receive in respect of their senior management posts;
viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:
i)	Number of shares or options awarded in the year, and the terms set for their execution;
ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;
iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;
iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the Company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with article 28.4 of the Company By-Laws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.
In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.
When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1 and B.2.6
Complies
43.	The Board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies
44.	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.
See sections: B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work programme to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies
49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational, ...) the Company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the Company sees as acceptable;
c)	Measures in place to mitigate the impact of risk events should they occur;
d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.
See section: D
Complies

50.	The Audit Committee’s role should be:
1.	With respect to internal control and reporting systems:
a)
Monitor the preparation and the integrity of the financial information prepared on the Company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.
c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:
a)	Make recommendations to the Board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.
b)	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.
c)	Monitor the independence of the external auditor, to which end:
i)	The Company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control Committee.
See sections: B.2.2 and B.2.3
Complies
53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.
See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organise, in appropriate form, the succession of the chairman and chief executive, making recommendations to the Board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the Board.

d)	Report to the Board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies
57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;
ii)	The individual remuneration and other contractual conditions of executive directors.
iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the Company.
See sections: B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST
If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2009, except in those issues in which a different date of reference is specifically mentioned.
•	Note 1 to Section A.2.]
Capital Research and Management Company, in the notification sent to the Comisión Nacional del Mercado de Valores on May 20, 2009, has not disclosed the name of the direct owner of its stake in Telefónica, S.A.
•	Note 2 to Section A.3.]
It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.
•	Note 3 to Section A.3.]
On January 12, 2010, María Eva Castillo Sanz notified the Comisión Nacional del Mercado de Valores of the direct acquisition of 10,540 shares of Telefónica, S.A. In addition, on January 26, 2010, Ms. Castillo Sanz notified the CNMV of the direct acquisition of 5,475 shares of Telefónica, S.A.
•	Note 4 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, César Alierta Izuel, notified the Comisión Nacional del Mercado de Valores of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. In addition, on April 16, 2008, Mr. Alierta notified the Comisión Nacional del Mercado de Valores of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On October 16, 2007, Mr. Alfonso Ferrari Herrero notified the Comisión Nacional del Mercado de Valores of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
On September 10, 2009, Mr. Carlos Colomer Casellas notified the Comisión Nacional del Mercado de Valores of the sale of 33,334 put options on shares of Telefónica, S.A., to be settled by offset, with maturity on May 31, 2010, and an exercise price of 15 euros. In addition, on October 23, 2009, Mr. Carlos Colomer Casellas notified the Comisión Nacional del Mercado de Valores of the sale of 17,648 put options on shares of Telefónica, S.A., to be settled by offset, with maturity on July 31, 2010, and an exercise price of 17 euros.
The amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 438,773; Mr. Julio Linares López, 289,190; and Mr. José María Álvarez-Pallete López, 199,810) related to the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” to be delivered (from July 1, 2010, July 1, 2011 and July 1, 2012) if all the terms established for such delivery are met.
•	Note 5 to Section B.10.10.]
Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
•	Note 6 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2009, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2009.
The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the By-Laws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for above, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Executive Commission and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s Advisory or Control Committees. In this respect, it was also agreed that executive Board members, other than the Chairman would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica Board of Directors, Executive Commission and the Advisory or Control committees (in euros).

		Executive	Advisory or Control
Post	Board of Directors	Commission	Committees

Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance to each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica’s directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.
The following table presents the breakdown by item of the compensation and benefits paid to Telefónica’s directors for discharging their duties in 2009:

			Other Board
			Committees
	Board of	Executive	Fixed
Board Members	Directors	Commission	payment	Per diems	TOTAL
Chairman
Mr. César Alierta Izuel	300,000	100,000	—	—	400,000
Vice chairmen
Mr. Isidro Fainé Casas	250,000	100,000	—	—	350,000
Mr. Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500
Members
Mr. Julio Linares López	—	—	—	—	—
Mr. José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
Mr. José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
Mr. José María Álvarez-Pallete López	—	—	—	—	—
Mr. David Arculus	150,000	—	28,000	11,250	189,250
Ms. Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Mr. Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Mr. Peter Erskine	150,000	100,000	56,000	25,000	331,000
Mr. Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Mr. Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Mr. Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Mr. Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Mr. Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000
TOTAL	2,600,000	800,000	681,333	252,500	4,333,833
(Euros)

In addition, the breakdown of the total paid to executive directors Mr. César Alierta Izuel, Mr. Julio Linares López and Mr. José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2009
ITEM	(euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind (1)	100,051
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2009 in respect of executive directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: For Mr. César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Mr. Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for Mr. José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to Mr. César Alierta Izuel, 129,183 shares; to Mr. Julio Linares López, 65,472 shares; and to Mr. José María Álvarez-Pallete López, 62,354 shares.
It should be noted that the external directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica as a listed company in that market.
•	Note 7 to Section B.1.11.]
Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
•	Note 8 to Section B.1.12.]
“Total” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2009 to the Pension Plan.
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2009, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2009.
The six senior executives of the Company, excluding those that are directors, received a total for all items in 2009 of 10,533,852 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan for these directors amounted to 922,728 euros.
Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to the Company’ senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these senior executives received a total of 284,248 shares in the first phase of the Plan.

•	Note 9 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

•	Note 10 to Section B.1.29.]
In 2009, the other Board Committees held the following meetings:
•	Human Resources and Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 6

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 8

•	Strategy Committee: 10

•	Note 11 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the CFO, Mr. Santiago Fernández Valbuena. However, this certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.
•	Note 12 to Section B.1.39.]
Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.
•	Note 13 to Section B.1.44.]
The ruling has been appealed before the Supreme Court.
•	Note 14 to Section C.2.]
The transactions included under “Commitments Undertaken” in amounts of 91,043, 7,733,279 and 800,000 euros, the first two of which are with Banco Bilbao Vizcaya Argentaria, S.A. and third with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.
•	Note 15 to Section F. Recommendation 34]
Notwithstanding the information provided in this section, it is hereby noted that in 2009 no Director of the Company gave up their place before their tenure expired.
You may include in this section any other information, clarification or observation related to the above sections of this report.
Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:
List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code:
No
This Annual Corporate Governance Report was approved by the company’s Board of Directors at its meeting held on February 24, 2010.
Indicate whether any Directors voted against or abstained from voting on the approval of this Report.
No
*****

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 29th, 2010	By:	/s/ Ramiro Sánchez de Lerín García - Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors